Exhibit 96.2

S-K 1300 Technical Report Summary on the

Don David Gold Mine Project, Oaxaca, Mexico

Report prepared for:	Report Date:
GOLD RESOURCE CORPORATION	March 18, 2026

Report prepared by:	Effective Date:
Rodrigo Simidu, P.Eng.	December 31, 2025
Marcelo Zangrandi, MAIG Christian Laroche, P.Eng.
David Turner, MAIG

List of Tables

List of Figures

Figure 3 1:	General Location of the six Properties Comprising the Don David Mine.	14
Figure 3 2:	Don David Mine Concessions (concession numbers are listed in Table 3.1).	16
Figure 6 1:	Map of Oaxaca State showing tectonostratigraphic terranes.	23
Figure 6 2:	Concession boundaries in yellow (Geology after Sánchez Rojas et al., 2000; map insert from INEGI 2019).	24
Figure 6 3:	Geologic Map of the Arista Project and Arista Underground Mine Area.	25
Figure 6 4:	Stratigraphic Column for the Don David Mine Area.	26
Figure 6 5:	Simplified early structural framework for the Arista System highlighting fault-vein geometries; inset photo illustrates outcrop expression of dilation jog as favorable sites for vein/mineralization (mod. from Vos et al., 2012).	30
Figure 6 6:	Generalized late structural framework, Arista System; shows post-mineralization deformation of the Arista vein system (mod. from Vos et al., 2012).	31
Figure 6 7:	Plan Map Showing Geology and Vein Targets/Prospects at the Alta Gracia Project.	33
Figure 6 8:	Arista Mine Schematic Cross-Section View Looking Northwest at the Arista and Switchback Vein Systems.	35
Figure 6 9:	Typical Colloform Banded Style of the Arista Vein; Arista Mine Level 6. Vein is nearly 5 m wide from foot of miner to upper right of photo as indicated by yellow arrows.	37
Figure 6 10:	Examples of mineralized quartz veins at DDGM’s Don David Mine.	39
Figure 6 11:	Conceptual model illustrating different styles of epithermal, magmatic arc mineralization (From Corbett, 2008).	40
Figure 7 1:	Regional Stream Sediment Anomalies (Jaacks, 2007).	44
Figure 7 2:	Aerial magnetic survey of Don David Mine properties.	46
Figure 7 3:	3D Voxel model section view.	47
Figure 7 4:	Surface Drill Hole Location Map of the Don David Mine.	50
Figure 7 5:	Drill hole traces (black lines) for completed underground drilling through December 31, 2025.	52
Figure 7 6:	Plan view of the Arista, Switchback and Three Sisters vein systems showing diamond drill holes completed in 2025.	61
Figure 7 7:	Plan view of the north-western Arista mine showing the Arista, Three Sisters and Switchback vein systems with diamond drilling completed in 2024.	62
Figure 7 8:	Cross section (A–AA) looking north-west through the Arista, Three Sisters and Switchback vein systems of the Arista mine showing 2025 drilling results.	63
Figure 7 9:	Cross section (B–BB) looking north-west through the Three Sisters vein system of the Arista mine showing 2025 drilling results.	64
Figure 7 10:	Arista Mine, Arista Deposit section displaying mineralization, modelled vein solids and lithology.	65
Figure 7 11:	Arista Mine, Switchback Deposit section displaying mineralization, modelled vein solids and lithology.	66
Figure 7 12:	Alta Gracia Project, Mirador Deposit section displaying mineralization, modelled vein solids and lithology.	67
Figure 7 13:	Alta Gracia Project, Independencia Deposit section displaying mineralization, modelled vein solids and lithology.	68
Figure 8 1:	Sulfide (Floatation Plant) Sample Points.	74
Figure 10 1:	Grade-recovery curve for copper.	79
Figure 10 2:	Feed and Product Size Distribution.	80
Figure 10 3:	Slurry Particle Analysis.	83
Figure 10 4:	Pipeline Route for Filtered Tailings Feed Pipeline.	87
Figure 10 5:	Pipeline Route from Filter Plant to Paste Plant.	88
Figure 11 1:	3D view of block model limits and drill holes.	93
Figure 11 2:	Density Capping Analysis for Arista.	95
Figure 11 3:	Density Capping Analysis for Switchback.	96
Figure 11 4:	Three-dimensional view of the wire frame solids of the veins modeled for the Arista, Switchback and Three Sisters vein systems.	98
Figure 11 5:	Three-dimensional view of the wire frame solids of the veins modeled for Resource estimation for the Alta Gracia Vein Systems.	98
Figure 11 6:	Histogram of raw sample lengths in all samples from Arista (left) and from Switchback (right).	102
Figure 11 7:	General capping for all Switchback vein domains.	103
Figure 11 8:	General capping for all Arista vein domains.	104
Figure 11 9:	Log probability plots for Au, Ag, Cu, Pb and Zn, for Selene Vein, showing the capping criteria.	105
Figure 11 10:	Exclusion of distant high yield samples in Vulcan, for Ag grades estimation, Selene Vein.	107
Figure 11 11:	Selene (Switchback) experimental and modelled Ag variograms.	108
Figure 11 12:	Sadie 2 (Three Sisters) experimental and modelled Au variograms.	109
Figure 11 13:	Block Model locations, orientations and dimensions for the Arista, Switchback, and Three Sisters Vein Systems at the Arista Underground Mine.	115
Figure 11 14:	Block Model Location, orientation, and dimension for the Alta Gracia Vein Systems.	116
Figure 11 15:	Vertical cross-section of Soledad Sur vein with Ag search ellipsoids showing variable anisotropy.	117
Figure 11 16:	Example of relationship between variogram range and search radii (Soledad Sur, continuity models for gold).	118
Figure 11 17:	Cross mineralization average strike swath plots for Alta Gracia.	121
Figure 11 18:	Cross mineralization average strike swath plots for Arista.	122
Figure 11 19:	Cross mineralization average strike swath plots for Switchback.	123
Figure 11 20:	Arista longitudinal vertical section showing Ag blocks versus composite grades.	124
Figure 11 21:	Switchback longitudinal vertical section showing Zn blocks versus composite grades.	124
Figure 11 22:	Three Sisters vertical cross section showing Au blocks versus composite grades.	125
Figure 11 23:	Validation of Classification Arista.	127
Figure 11 24:	Validation of Classification Switchback.	127
Figure 11 25:	Validation of Classification Three Sisters.	128
Figure 11 26:	Arista vertical cross section view showing the final model classification.	128
Figure 11 27:	Switchback vertical cross section view showing the final model classification.	129
Figure 11 28:	Three Sisters vertical cross section view showing the final model classification.	129
Figure 11 29:	Plan View of Mineral Resources Exclusive of Mineral Reserves and condemned zones.	131
Figure 11 30:	Grade tonnage curves for Arista.	133

Figure 11 31:	Grade tonnage curves for Switchback.	135
Figure 11 32:	Grade tonnage curves for Three Sisters.	137
Figure 11 33:	Comparison of 12/31/2025 to 12/31/2024 Arista Mineral Resources.	138
Figure 11 34:	Comparison of 12/31/2025 to 12/31/2024 Arista Inferred Mineral Resources.	139
Figure 12 1:	Arista Mine Design – Switchback and Three Sisters Deposit.	141
Figure 12 2:	Arista Mine Design – Arista Deposit.	142
Figure 12 3:	Conceptual Model Illustrating the Basic Contributing Components of the Applied Dilution in an Underground Mine.	143
Figure 12 4:	Arista Mine Reserves Comparison.	148
Figure 13 1:	Surface Layout Map for Underground and Open Pit Mines, Process Plant and Tailings Ponds of DDGM’s Arista project.	151
Figure 13 2:	Three-Dimensional Schematic of the Overhand Mechanized Cut-and-Fill (CAF) Mining Method.	155
Figure 13 3:	Longitudinal View of Cut-and-fill (CAF) Mining Method Using a Jumbo.	155
Figure 13 4:	Schematic Vertical Longitudinal Projection of Typical Long-hole stope Design.	156
Figure 13 5:	Stope design for a transverse mining sequence.	157
Figure 13 6:	Ventilation Fans and Raise Bore Holes Installed at the Arista Underground Mine.	161
Figure 13 7:	Three-Dimensional View of the Arista Mine Ventilation System.	162
Figure 13 8:	Schematic of cemented and uncemented rock filled stope.	162
Figure 13 9:	Schematic showing the components of a backfilled stope and the stress field distribution (after Belem and Benzaazoua, 2004).	163
Figure 13 10:	Schematic showing the mine dewatering system.	164
Figure 14 1:	The DDGM Processing Facility.	166
Figure 14 2:	Simplified flowsheets for the production circuits of the Arista processing sequential flotation (sulfide) circuit with Knelson Semi-Continuous Concentrator™.	167
Figure 14 3:	Simplified flowsheets for the production circuits of the Arista processing agitated tank leaching, counter current decantation and zinc dust precipitation circuit.	168
Figure 14 4:	Banks of Flotation Cells at the DDGM Processing Facility.	169
Figure 14 5:	Agitated Leach Circuit of the DDGM Processing Facility.	170
Figure 14 6:	DDGM Tailings Filtration Plant.	171
Figure 14 7:	Diemme Filtration – Aqseptence GHT-F Filter Press.	171
Figure 14 8:	DDGM’s Paste Plant.	172
Figure 14 9:	Arista Project Laboratory.	172
Figure 14 10:	Au Duplicate Vs Original Scatter.	174
Figure 14 11:	Au Relative Difference Plot Versus Mean PMM Analysis.	174
Figure 14 12:	Au Relative Difference Versus Population of Data.	175
Figure 14 13:	Ag Duplicate Vs Original Scatter.	175
Figure 14 14:	Ag Relative Difference Plot Versus Mean PMM Analysis.	176
Figure 14 15:	Ag Relative Difference Versus Population of Data.	176
Figure 14 16:	Cu Duplicate Vs Original Scatter.	177
Figure 14 17:	Cu Relative Difference Plot Versus Mean PMM Analysis.	177
Figure 14 18:	Cg Relative Difference Versus Population of Data.	178
Figure 14 19:	Pb Duplicate Vs Original Scatter.	178
Figure 14 20:	Pb Relative Difference Plot Versus Mean PMM Analysis.	179
Figure 14 21:	Pb Relative Difference Versus Population of Data.	179
Figure 14 22:	Duplicate Vs Original Scatter.	180
Figure 14 23:	Zn Relative Difference Plot Versus Mean PMM Analysis.	180
Figure 14 24:	Zn Relative Difference Versus Population of Data.	181
Figure 15 1:	Site Map Including Tailings Storage Facilities.	182
Figure 15 2:	Site Map Including Process Facilities.	185
Figure 15 3:	Recreation and Dining Hall Facility for Oaxaca Mining Unit (Tres Palmas) in the Town of San José de Gracia.	186
Figure 15 4:	Core Storage Facility for the Arista Project.	187

1.EXECUTIVE SUMMARY

1.1Introduction

GOLD RESOURCE CORPORATION (NYSE American: GORO) is a registrant with the United States Securities and Exchange Commission (“SEC”). GORO must report its exploration results, Mineral Resources, and Mineral Reserves using the mining disclosure standards of Subpart 229.1300 of Regulation S-K Disclosure by Registrants Engaged in Mining Operations (“S-K 1300”).

This report is a Technical Report Summary (“Technical Report”) in accordance with the SEC S-K 1300 for Don David Gold Mexico S.A. de C.V. (“DDGM” or “Don David Gold Mine” or “Don David Mine” or the “Project”), a wholly owned subsidiary of Gold Resource Corporation (“GRC”). DDGM is an underground gold, silver, and base-metal production stage property with exploration prospects in Oaxaca, Mexico. This report supports the historical, scientific, and technical information concerning the Project, effective as of December 31, 2025. This report does not purport to reflect new information regarding the Project arising after such date.

DDGM adopted S-K 1300 standards for the December 31, 2021 Technical Report. The adoption applied a new methodology focused on geological interpretations, improved grade estimation, better variable anisotropy, channel sampling, and improved grade-control models. This approach creates greater confidence in the reliability of the Mineral Resources and Mineral Reserves. Gold and silver ounces are reported in troy ounces converted using 31.1035 grams per troy ounce. Unless otherwise stated, all currency is in U.S. dollars (“$”).

1.2Qualified Persons (QPs)

The Qualified Persons (“QPs”) preparing this report are mining industry professionals and specialists trained in diverse technical backgrounds, including but not limited to geology, exploration, environmental, cost estimation, and mineral economics. A QP, defined under SEC S-K 1300 instructions, is a mineral industry professional with at least five years of relevant work experience in the type of mineralization and deposit like DDGM and an eligible member or licensee in good standing of a recognized professional organization.

By their education, experience, and professional association, the following individuals are considered QPs for this report and are members in good standing of relevant professional institutions/organizations. As noted below, two of the QPs are GRC employees; and therefore, such individuals are not independent of DDGM.

Table 1-1 Summary of QP Qualifications.

QP NAME & BIOGRAPHY	SITE VISIT	RESPONSIBLE SECTIONS
Rodrigo Simidu, P.Eng. (GRC employee)

Mr. Rodrigo Simidu graduated with a degree in Mining Engineering from the University of Sao Paulo, Brazil, in 2008. He is a Professional Engineer (P. Eng.) registered with Engineers & Geoscientists British Columbia (EGBC). Mr. Simidu has over 17 years of practical experience as a mining engineer in several mining methods for hard rock mines, with a strong background in mine planning. He is currently the principal Mining Engineer for GRC, and his relevant experience includes operational, planning, corporate technical support, and consulting in Canada, USA, Mexico, Australia, South Africa, and Ghana. Prior to joining GRC, Mr. Simidu was a Manager, Mine Planning at Worley, a global engineering company.

	Multiple times in 2025; most recently from September 9 to 17, 2025.	1, 2, 4, 5, 12, 13, 15, 16, 17, 18, 19, 22, 23, 24 and 25
Marcelo Zangrandi, MAIG (AMBA employee)

Mr. Marcelo Zangrandi holds a Bachelor´s degree in Geology from Universidad Nacional de San Juan (1998) and a Graduate’s degree in Geostatistical Evaluation of Ore Deposits from Universidad de Chile (2012). He is a member in good standing of the Australian Institute of Geoscientists (AIG). Mr. Zangrandi has over 30 years of practical experience in the mining industry and related research (geostatistics), mainly in exploration projects, open pit and underground mines, with gold, silver and copper, among other commodities. He is a senior geologist of AMBA Consultoria Ltda. (“AMBA”), a Brazilian consulting company. He has held various roles in geological exploration and mine operations, from the greenfield exploration to the resource estimation, mainly at Snowden Consulting (Brazil) and Barrick Gold (Argentina, Chile and Dominican Republic).

	November 5 to 14, 2025	1, 8, 9, 11, 22, and 23
Christian Laroche, P.Eng. (Synectiq employee)

Mr. Christian Laroche graduated from Laval University with a degree in Metallurgical Engineering. He is registered at Ordre Ingénieur du Québec (OIQ). Mr. Laroche worked as a Process Engineer for BBA, as an engineering consultant and as Corporate Director of Metallurgy for Compagnie Minière Osisko. He spent 8 years as Director of Metallurgy at Osisko Gold Royalty and 3 years as Vice-President Metallurgy at Falco Resources. He was the GRC Technical Service Director of Metallurgy from 2022 to May 2024. He is currently a consulting metallurgist with Synectiq.

	Most recently October 16 to 27, 2024	1, 10, 14, 22, and 23
David Turner MAIG (GRC employee)

Mr. David Turner graduated from Colorado State University, Fort Collins, Colorado where he earned his Bachelor of Science degree in Geology in 1992. He is a Member in good standing of the Australian Institute of Geoscientists (AIG) and a long-standing member of the Society of Economic Geologists (SEG). Mr. Turner has worked continuously for over 32 years in the exploration and mining industry, focused on precious and base metal exploration and development, on projects ranging from grassroots to advanced-stage exploration, and in operations at both underground and open pit mines in the USA, Mexico, El Salvador, Honduras, Nicaragua, Brazil and Bolivia for companies including BHP, Kinross, Yamana Gold, Mineros, Electrum Group and New Pacific Metals, amongst others. He is currently the Director of Geology for GRC.

	November 3 to 14, 2025	1, 3, 5, 6, 7, 8, 9, 20, 21, 22, 23, and 24

Technical data and information used in preparing this report also included documents from third-party contractors. The authors sourced information from referenced documents as cited in the text and listed in the References section of this report.

1.3Property Description, Location, and Ownership

GRC holds a 100% interest in six properties that collectively comprise the Don David Gold Mine, including two production stage properties and four exploration stage properties, located in Oaxaca, Mexico, along the San Jose structural corridor. The Project is in the Sierra Madre Sur Mountains of southern Mexico, in the southwestern part of the State of Oaxaca. The Project is a significant precious and base metals epithermal deposit positioned along a major paved highway approximately 120 kilometers (km) southeast of Oaxaca City, the capital city of the State of Oaxaca. Because of their proximity and relatively integrated operations, we refer collectively to the six properties as the Don David Gold Mine. The two production stage properties are the only two of the six properties that make up the Don David Gold Mine that we consider to be independently material at this time. As of December 31, 2025, DDGM controlled twenty-nine mining concessions in Oaxaca State totaling 55,119 hectares and permits necessary to sustain mining operations. Expiration dates associated with the Project concessions range from August 30, 2049, to February 22, 2073.

Table 1-2: Summary of DDGM Properties.

t
DDGM PROJECTS	SEC STAGE	DEPOSITS	VEIN SYSTEMS
Arista Project	Producing	Arista	Arista Switchback Three Sisters Gloria
Alta Gracia Project	Producing	Alta Gracia	Mirador Independencia
El Rey	Exploration
Chamizo	Exploration
Margaritas	Exploration
Fuego	Exploration

The Arista Project, a production stage property, has a relatively small surface infrastructure consisting of a processing plant made up of an 1,800 tonnes per day (“tpd”) flotation plant, 250 tpd leaching plant, electrical power station (connected to the national electric power grid), water storage facilities, paste plant, filtration plant and dry stack facilities, stockpiles, and workshop facilities, all connected by sealed and unsealed roads. Additional structures located at the Project include offices, dining halls, a laboratory, core logging, and core storage warehouses. The tailings facilities are located approximately 500 meters (m) northeast of the flotation plant.

DDGM must pay surface rights for concessions to the Mexican government to maintain its interest in the DDGM concessions. In 2025, DDGM satisfied these concessions' investment and assessment work requirements based on its work programs and past work completed. The annual concession tax paid for the mining concessions controlled by DDGM in 2025 was $1.28 million. DDGM concession payments are in good standing.

DDGM has established surface rights agreements with several neighboring communities. The most significant agreement is with the San Pedro Totolapam Ejido, and the individuals impacted by current and proposed operations, which allow surface disturbance, where necessary, for DDGM's exploration activities and mining operations.

1.4History

The Arista and Alta Gracia Projects are in the regional Tlacolula mining district in the State of Oaxaca, in south-west Mexico. According to the Mexican Geological Survey, the Servicio Geologico Mexicano (“SGM”) mining activity was initiated in the early 1880s in the Tlacolula mining district, producing some 300,000 ounces of gold and silver from an ore shoot of the La Leona mine. However, no separate reported amounts of production were reported for each metal. SGM says that in 1892 two smelters were built and operated (Magdalena Teitipac and O'Kelly) near the village of Tlacolula for processing ores from the Alta Gracia, La Soledad, San Ignacio y Anexas, La Leona, La Victoria, and San Rafael silver mines. Subsequently, in 1911, Mr. Sken Sanders investigated the Totolapam mining region with a particular interest in the Margaritas mine. Most of these historical mines are within DDGM's mining concessions.

While the DDGM Arista and Alta Gracia Projects are in the smaller mining subdistricts of San Jose de Gracia and Alta Gracia, respectively, only small-scale artisanal mining was historically conducted in these areas' subdistricts. No reliable production records exist for the historic production performed in the area.

In 1998 and 1999, Arista Project concessions were leased to Apex Silver Corporation (“Apex”). Apex carried out an exploration program involving geologic mapping, surface sampling, and an eleven (11) hole reverse circulation (RC) drilling program comprised of 1,242 m into the flat-lying vein, manto-style deposit (“Manto vein”).

GRC has conducted continuous exploration since 2003, including extensive surface and underground drilling programs. Initial production at the Arista Project began from an open pit in 2010 and continued through 2011. Underground mining commenced in the Arista vein system in 2011, followed by the Switchback vein system in 2017 and the Three Sisters vein system in 2025. Underground production from the Arista, Switchback and Three Sisters systems continued in 2025.

Since the commencement of production from the Don David Gold Mine in 2010, DDGM has produced 394,219 ounces of gold and 28,409,892 ounces of silver from the 6,620,105 tonnes shipped to the DDGM Processing Facility. In addition, 17,511 tonnes of copper, 73,457 tonnes of lead, and 201,692 tonnes of zinc have been produced from the plant.

1.5Geology Setting, Mineralization, and Deposit

The DDGM Project area is predominantly comprised of volcanic rocks of presumed Miocene age, which overlay and intrude into basement rocks consisting of Cretaceous marine sediments. This district's gold and silver mineralization is related to a volcanogenic system and is considered epithermal in character. The DDGM Project mineralization occurs as structurally controlled epithermal deposits in veins and stockwork zones. It consists of concentrations of sulfides containing gold, silver, lead, copper, and zinc. Primary sulfide mineralization consists of pyrite, galena, sphalerite, chalcopyrite, and different minor amounts of argentite and silver sulfosalts. The mineralization is associated with gangue minerals such as quartz, calcite, and other minor elements.

DDGM exploration efforts have primarily focused on the Arista Project mineral deposit, which includes the Manto vein, Arista, Switchback, and Three Sisters vein systems, and includes significant veins such as Arista, Baja, Soledad, Sandy’s and Gloria, along with multiple ancillary structures. Historically, the principal hosts of mineralization have been the Arista and Switchback vein systems, known from drilling and underground workings in the Arista underground mine. More recently, exploration and underground development have also advanced the Three Sisters vein system. The Switchback deposit is approximately 500 m northeast of the Arista deposit, and the Three Sisters system is located immediately north of, and between the Switchback and Arista systems. All three vein systems are hosted in andesitic rocks, rhyolite dikes, and structural contacts with the basement sedimentary rocks. Mineralization in these systems is intermediate sulfidation with precious and base metals at economic grades. All three vein systems trend northwesterly, although locally vein orientations can range from north-south to east-west.

The second zone of interest is the Alta Gracia Project, where low sulfidation epithermal, predominantly silver mineralized, veins are hosted in andesitic and rhyolitic rocks. This property has been investigated by drilling as well as surface and underground mapping of historical and recent workings. The Mirador and Independencia vein systems, which DDGM has mined, are one of several predominantly northeast trending vein systems on the property.

Other mineralized zones and properties have been investigated, including preliminary drilling in areas such as Escondida, Chacal, and Salina Blanca on the Arista Project, as well as the Margaritas and El Rey properties. The Margaritas and El Rey properties host low sulfidation epithermal veins with volcanic associations.

1.6Exploration

Don David Gold Mine properties include several mining sub-districts that had minimal exploration by modern methods before DDGM activity. DDGM acquired its Oaxaca mining concessions in 2003 and began exploring the Manto vein at the Arista Project, including drilling. Commencing in 2005, DDGM has carried out a continuous drilling program on other historical mine targets. The 2007 drill program included the discovery of the Arista vein and was the last RC drilling used. Since 2007, the continuous drilling programs have used wireline core drilling with 2.5 inches or 63.5-millimeter (mm) and 1.875 inches or 47.6 mm (“HQ” and “NQ”) core diameters. Underground drilling began in 2011. In 2013, step-out drilling from underground stations in the Arista mine identified the first intersections of the Switchback vein system. By 2017, step-out drilling from underground stations in the Arista mine revealed the first intersections of what has now developed into the Three Sisters vein system. Drill programs have also targeted other zones of interest in the Arista mine, as well as epithermal vein systems in the Alta Gracia Project along with the Margaritas and El Rey properties. The Arista mine is located near the south-eastern limit of the 55 km long, northwest-trending San Jose structural corridor.

DDGM continues an aggressive exploration program along the 55 km corridor that includes extensive surface and underground drilling and underground mine development. Mine development includes access ramps, drifts, and crosscuts to support drilling and underground access in the Arista, Switchback, and Three Sisters vein systems within the Arista mine area, and the Mirador and Independencia vein systems within the Alta Gracia mine area. Exploration techniques include airborne and ground geophysics, stream, soil and rock geochemical sampling, geologic mapping, petrographic and fluid inclusion studies, and drilling. These activities have identified multiple exploration targets, with recent work focused on the Arista and Alta Gracia zones due to proximity and ease of access to the DDGM processing facilities. Exploration drilling (core and RC) completed by DDGM through December 31, 2025 totals 2,158 drill holes for 523,937 m. The 2025 district exploration work program included 105 underground and six surface drill holes totaling 14,539 m of diamond drilling at a cost of $1.29 million. This total includes infill and grade-control drilling. Exploration mine development in 2025 totaled 485 m at a cost of $1.51 million. Other district surface exploration work totaled $1.86 million.

The drill core is logged, sampled, and stored at the on-site exploration facilities within the DDGM operational site, using standard industry practices. All pulps, and selected coarse reject material, are recovered from an external laboratory and also stored in the DDGM exploration storage facilities.

Since 2006, exploration samples have been analyzed by ALS Global (“ALS”) at their ISO/IEC 17025:2017 and ISO 9001:2015 accredited laboratory in Vancouver, Canada. Initially, sample preparation was completed at ALS’s Guadalajara laboratory in Mexico. In 2023, sample preparation was transferred to ALS’s Santiago de Queretaro laboratory in Mexico, and since June 2024 sample preparation has been carried out at ALS’s Hermosillo laboratory in Mexico.

All exploration samples are subject to strict quality assurance and quality control (“QA/QC”) protocols that include inserting certified reference materials (standards and blanks) and duplicate sampling. Mine channel samples and narrow diameter production core are assayed at the laboratory located at the DDGM processing facilities.

1.7Data Verification

The DDGM staff follow stringent data storage and validation procedures and perform data verification continuously. The DDGM database manager last performed preliminary database validation in November 2025. The on-site database has a series of automated import, export, and validation tools to minimize potential errors. Any inconsistencies are corrected during the validation process before being handed over for final review and validation. The QPs visited the site in November 2025 to review data collection storage and undertake validation. The data verification procedures performed by the QPs involved the following:

●	Inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions.
●	Inspection of geology and mineralization in underground workings of the Arista, Switchback and Three Sisters vein systems.
●	Verification that the collar coordinates coincide with underground workings or the topographic surface.
●	Verification that downhole survey bearing, and inclination values display consistency.
●	Evaluation of minimum and maximum grade values.
●	Investigation of minimum and maximum sample lengths.
●	Randomly selecting assay data from the databases and comparing the stored grades to the original assay certificates.
●	Assessing spelling or coding inconsistences (typographic and case sensitivity errors).
●	Ensuring full data entry and that a specific data type (collar, survey, lithology, and assay) is present.
●	Assessing sample gaps or overlaps.

1.8Mineral Processing and Metallurgical Testing

Metallurgical testing completed by ALS in 2014, 2018, 2020 and 2022 supports the DDGM processing methodology. As exploration continues and additional mining areas are developed, additional metallurgical testing may be completed as needed to confirm metallurgical response for new ore types and domains. In addition, DDGM completed an October 2025 SEM-based mineralogical characterization of copper, lead, and zinc concentrate samples to support identification of the principal mineral carriers of payable metals and the occurrence of potential contaminants.

Deleterious elements in the concentrate products are predominantly non-liberated sulfide and non-sulfide gangue, with cadmium and silica occurring within the zinc concentrate.

During 2025, metallurgical recoveries at the DDGM processing facility for ore produced from the Arista mine averaged 71.5% for gold, 84.4% for silver, 62.3% for copper, 63.4% for lead, and 76.1% for zinc. Ore grades processed in 2025 were lower than those historically processed, and Three Sisters ore was processed for the first time in 2025. Based on metallurgical monitoring to date, metal recoveries have generally followed historical trends.

The DDGM processing facility has a good body of metallurgical information comprising of historic test work supported by ALS studies. The metallurgical samples tested, and the ore presently treated in the plant, are considered representative of the material included in the life-of-mine (“LOM”) plan with regards to grade and metallurgical response.

1.9Commodity Price Projections

To estimate the Mineral Reserves and Mineral Resources in this report, the QP utilized prices based on conservative estimates (“Resource & Reserve Price Deck”) of the average median consensus prices for each of the three years starting 2026 through 2028 as provided by Bloomberg’s consensus commodity price forecast as at November 21, 2025. The median price was based on price estimates contributed by participating financial institutions (gold: $3,567 per ounce, silver: $40.80 per ounce, copper: $4.88 per pound, zinc: $1.26 per pound, lead: $0.95 per pound).

Table 1-3: Mineral estimation Commodity Price Projections.

Metal	Measure	Base Case	36-month average (as per Bloomberg Consensus)
Au	$/oz	3,000	3,567
Ag	$/oz	38.00	40.80
Cu	$/lb	4.54	4.88
Zn	$/lb	1.25	1.26
Pb	$/lb	0.95	0.95

For the Economic Analysis, the QP utilized the median consensus prices for each of the two years starting from 2026 through 2027 as provided by Bloomberg’s consensus commodity price forecast as at February 17, 2026. The Economic Analysis provides for a remaining mine life of two years as based on current Mineral Reserves only. The Economic Analysis Price Deck is set forth in the below table:

Table 1-4: Economic Analysis Commodity Price Projections.

Metal	Measure	2026	2027	24-month average
Au	$/oz	4,543	4,100	4,365
Ag	$/oz	64.13	58.50	61.92
Cu	$/lb	5.49	5.21	5.31
Zn	$/lb	1.36	1.27	1.30
Pb	$/lb	0.92	0.95	0.94

The actual metal prices can change, either positively or negatively, from the assumptions above. If the assumed metal prices are not realized, this could have a negative impact on the operation’s financial outcome. At the same time, higher than predicted metal prices could have a positive impact. Gold equivalencies are determined by taking the price for gold and silver and converting them to gold equivalent ratio for the respective remaining life of mine periods (average is 70.5 silver : 1 gold).

1.10Mineral Resources Estimates

The modeling and estimation of Mineral Resources presented herein are based on technical data and information available as of December 31, 2025 (drilling database close November 1, 2025). DDGM models and estimates Mineral Resources from available technical details before generating Mineral Reserves.

Marcelo Zangrandi, from AMBA Consultoria Ltda. (“AMBA”), completed the Mineral Resource estimate using Vulcan software. Wireframes for geology and mineralization were constructed by DDGM geology staff using Leapfrog Geo, based on underground mappings, assay results, lithological information from drill holes, and structural data. The model incorporates all significant vein systems identified to date: a total of 24 veins were interpreted and modelled for the Three Sisters system, 31 veins for the Switchback system, and 44 veins for the Arista system of the Arista mine; as well as 14 veins for the Independencia and Mirador systems of the Alta Gracia mine. Assays were composited to 1 m lengths and capped to various levels based on exploratory data analysis for each vein. For the Arista model, wireframes were filled with blocks of 10 m by 1 m by 10 m (x,y,z), which were sub-celled at wireframe boundaries (minimum sub-celling size 2.5 m by 0.5 m by 2.5 m (x,y,z). For the Three Sisters and Switchback models, the parent block size used was 5 m by 1 m by 10 m (x,y,z) and the minimum sub-cell size was 0.5 m by 0.5 m by 0.5 m (x,y,z) for Three Sisters and 2.5 m by 0.5 m by 2.5 m for Switchback. Block grades were interpolated using the ordinary kriging (“OK”) interpolation algorithm. Block estimates were validated using industry-standard validation techniques. Classification of blocks used information distance-based criteria related to the spatial continuity of mineralization. Satisfying adequate minimum mining size continuity criteria and using a breakeven net smelter return (“NSR”) cutoff grade of $150 per tonne for the Arista mine (Arista, Three Sisters and Switchback vein systems) and a gold equivalent (“AuEq”) of 2.35 grams per tonne (g/t) for the Alta Gracia mine (See Section 12.7 for more discussion on cutoff grade).

A summary of the Don David Gold Mine Mineral Resources, exclusive of Mineral Reserves, for the Arista mine, is shown in Table 1-5. Table 1-6 shows the Mineral Resources for the Alta Gracia mine. NSR cutoff values for the Mineral Resources were established using a zinc price of $1.25/pound (lb), a lead price of $0.95/lb, a copper price of $4.54/lb, a silver price of $38.00/ounce (oz) and a gold price of $3,000/oz.

Mineral Resources have been classified under the definitions for Mineral Resources in S-K 1300, which are consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions).

Table 1-5: Don David Gold Mine (Arista Mine) - Summary of Gold, Silver and Base Metal Mineral Resources, exclusive of Mineral Reserves at December 31, 2025.

	Tonnes	Grades					Cut-off grade
Arista	(kt)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	($/tonne)
Measured mineral resources	3	1.4	192	0.32	1.04	4.22	150
Indicated mineral resources	60	1.7	249	0.27	1.78	5.41	150
Measured + Indicated mineral resources	63	1.7	246	0.28	1.74	5.35	150
Inferred mineral resources	1,366	0.8	128	0.23	1.25	3.69	150

Table 1-6: Don David Gold Mine (Alta Gracia Mine) - Summary of Gold, Silver and Base Metal Mineral Resources, exclusive of Mineral Reserves at December 31, 2025.

	Tonnes	Grades		Cut-off grade
Altagracia	(kt)	Au (g/t)	Ag (g/t)	(AuEq g/t)
Measured mineral resources	27	0.8	371	2.35
Indicated mineral resources	141	0.5	270	2.35
Measured + Indicated mineral resources	168	0.5	286	2.35
Inferred mineral resources	148	0.6	296	2.35

Notes on Mineral Resources:

1.	Mineral Resource estimated at December 31, 2025.
2.	The definitions for Mineral Resources in S-K 1300 were followed for Mineral Resources, which are consistent with CIM (2014) definitions.
3.	Metal prices used in the estimate were $3,000/oz Au, $38.00/oz Ag, $4.54/lb Cu, $0.95/lb Pb, and $1.25/lb Zn. See Section 1.9 for a discussion of the metal prices used.
4.	Mineral Resources are exclusive of Mineral Reserves.
5.	Mineral Resources that are not Mineral Reserves are materials of economic interest with reasonable prospects for economic extraction.
6.	Mining, processing, and overhead costs were based on 2025 actual costs for the Don David Gold Mine.
7.	An exchange rate of 19.5 Mexican Pesos (“MXP”) to 1 U.S. dollar is applied to peso-denominated costs.
8.	Rounding of tonnes, average grades, and contained ounces may result in discrepancies with total rounded tonnes, average grades, and total contained ounces.
9.	Metallurgical recoveries are based on historical milling results and are 71.3% for Au, 85.0% for Ag, 58.9% for Cu, 65.8% for Pb, and 76.3% for Zn for Arista. For Altagracia, recoveries are 85.0% for Au and 72.0% for Ag.

1.11Mineral Reserves Estimates

The Arista and Alta Gracia underground mine Mineral Reserve estimates follow standard industry practices, considering Measured and Indicated Mineral Resources. Only these categories have sufficient geological confidence to be considered Mineral Reserves. Subject to the application of modifying factors, Measured Resources may become Proven Reserves, and Indicated Resources may become Probable Reserves. Mineral Reserves are reconciled quarterly against production to validate dilution and recovery factors. The reserve estimate is based on technical data and information available as of December 31, 2025.

Mineral Reserves are classified as Proven and Probable (“P&P”). Mine designs incorporate all modifying factors and must meet cutoff grade requirements to be considered feasible and economical for extraction.

DDGM uses a breakeven NSR cutoff grade, considering actual metal prices, total mining, milling, general administration, smelting/refining costs, and plant recoveries for P&P Reserve estimations. The cutoff grade calculation does not include either exploration or capital costs, and the average operating costs used for reserve calculations are net of base metal credits and royalty payments. Plant recoveries used are the average of actual recoveries reported by the plant during the twelve months of 2025.

The 2025 breakeven NSR cutoff grade for the Arista underground mine is based on a $150/t NSR. Gold, silver, copper, lead, and zinc metal price assumptions established in Section 1.9 were utilized to calculate the NSR value.

The P&P Mineral Reserves for the Arista mine as of December 31, 2025, are summarized in Table 17.

Table 1-7: Don David Gold Mine – Summary of Gold, Silver and Base Metal Mineral Reserves at December 31, 2025(1)(4).

Description	Tonnes	Grades					Cut-off Grade	Metallurgical Recovery (%)
Arista	(kt)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	($/tonne)	Au	Ag	Cu	Pb	Zn
Proven Mineral Reserves	26	1.9	476	0.22	0.81	1.90	150	71.3	85.0	58.9	65.8	76.3
Probable Mineral Reserves	626	1.2	184	0.18	0.82	2.52	150	71.3	85.0	58.9	65.8	76.3
Arista Mine Total	652	1.2	196	0.18	0.82	2.49

Notes on Mineral Reserves in Tables 1-7:

1.	Metal prices used for P&P reserves were $3,000 per ounce of gold, $38.00 per ounce of silver, $4.54 per pound of copper, $0.95 per pound of lead and $1.25 per pound of zinc. See Section 1.9 for a discussion of metal prices used.
2.	A breakeven NSR cutoff grade of $150/t was used for estimations of P&P reserves at the Arista Underground Mine. The term “cut-off grade” means the lowest NSR value considered economic to process.
3.	Mining, processing, and overheads were based on 2025 actual costs for the Don David Gold Mine.
4.	P&P reserves are diluted and factored for expected mining recovery.
5.	An exchange rate of 19.5 Mexican Pesos (“MXP”) to 1 U.S. dollar is applied to peso-denominated costs.
6.	Rounding of tonnes, average grades, and contained ounces may result in apparent discrepancies with total rounded tonnes, average grades, and total contained ounces.

1.12Mining Methods

In 2010, DDGM began developing an underground mine to access the Arista and Baja veins, part of the Arista vein system. The Arista underground mine is approximately three kilometers from the DDGM processing facilities. In March 2011, DDGM began transitioning to processing the underground mineralization. Conventional drill and blast methods are currently used to extract ore from the Arista underground mine. Currently, DDGM uses long-hole open stopping (“LHOS”) and Cut and Fill (“CAF”).

Since commercial production was declared at the Don David Gold Mine on July 1, 2010, through December 31, 2025, the plant has processed a total of 6,620,105 tonnes of open pit and underground ore to recover 394,219 ounces of gold and 28,409,892 ounces of silver.

This Technical Report concludes that:

●	The mining methods being used are appropriate for the deposit being mined. The underground mine design, stockpiles, tailings facilities, and equipment fleet selection are appropriate for the operation.
●	The mine plan is based on historical mining and planning methods practiced at the operation for the previous years and presents a low risk.
●	Inferred Mineral Resources are not included in the mine plan and were sent to waste.
●	The mobile equipment fleet presented is based on the actual present-day mining operations, which is known to achieve the production targets set out in the LOM.
●	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate.

●	Production from the Don David Gold Mine has proven that the Project has the grade and continuity required to justify continued development and mining. The known veins and other Don David Gold Mine targets are underexplored by drilling. If DDGM maintains its exploration programs, excellent potential exists for reserves to maintain or grow.

1.13Processing and Recovery Methods

During 2009 and 2010, DDGM constructed a processing plant and infrastructure at the Arista mine. The processing plant has a differential flotation section capable of processing polymetallic ores and producing up to three separate concentrate products for sale and an agitated leach circuit capable of producing gold and silver doré for purchase. The DDGM mill's flotation circuit has undergone modifications in the circuit, higher capacity pumps and extra floatation cells that increased name plate capacity to 2,000 tpd (1,800 sulfides and 200 oxides). There is no indication that the characteristics of the material planned for mining will change, and therefore the recovery assumptions applied for future mining are considered reasonable for the LOM.

1.14Project Infrastructure

All material mine and process infrastructure and supporting facilities are included in the current general layout to ensure that they meet the needs of the mine plan and production rate and notes that:

●	The Don David Gold Mine is 114 km, or two hours by road from Oaxaca City, the main service center for the operation, with good year-round access.
●	A flotation tailings impoundment was constructed in a valley just below the process plant site. The impoundment is double lined with the first liner made of clay and synthetic material that acts as a leak prevention system with an effective absorption equal to approximately 3 m of clay. The second liner is 1.5 mm Linear Low-Density Polyethylene (“LLDPE”), a permitting requirement. The method of subsequent embankment construction to obtain total capacity was downstream.
●	Construction of a filtration plant and dry stack facility commenced in September 2020 and was commissioned in March 2022. The filtration plant and existing paste plant (commissioned in October 2019) handle 100% of current reserves tailings production.
●	Up until 2018, the site was powered by diesel generators. In 2019, DDGM successfully connected a power line to its Arista Project from the Mexican Federal Electricity Commission's (Comisión Federal de Electricidad or CFE) power grid. Before this connection, the DDGM project operated 100% from electricity generated from more expensive and higher emission diesel fuel. In 2021, there was an increase in power consumption due to ventilation and dewatering pumps requiring the installation of capacitors that improved and stabilized the power supply. In 2021, DDGM also initiated conversations with CFE to expand further the load delivered to stabilize the energy supply.
●	Water requirements to process ore are primarily sourced from water pumped to the surface from the underground dewatering system. Water in the tailings facility is recycled to the DDGM processing plant, and the excess water pumped from the underground workings is discharged at the surface into decantation ponds. DDGM has the necessary permits to discharge underground mine water at the surface. Water sampling from rivers and creeks is conducted regularly and sent to an external laboratory for analysis.
●	All process buildings and offices for operating the mine have been constructed. Camp facilities in San Jose de Gracia were built with recycled materials.

1.15Market Studies and Contracts

Since the operation commenced commercial production in July 2010, a corporate decision was made to sell the concentrate on the open market. All commercial terms entered into between the buyer and DDGM are confidential but are considered within standard industry norms.

The information provided by GRC on marketing, contracts, metal price projections, and exchange rate forecasts is consistent with the information publicly available and within industry norms.

1.16	Environmental Studies, Permitting and Plans, Negotiations, or Agreements with Local Individuals or Groups

In connection with mining, milling, and exploration activities, DDGM is subject to all Mexican federal, state, and local laws and regulations governing the protection of the environment. Laws and regulations include the protection of air and water quality, hazardous waste management, mine reclamation and protection of endangered or threatened species. Additional areas of environmental consideration for mining companies (including DDGM) include, but are not limited to, acid rock drainage, cyanide containment and handling, contamination of water sources, dust, and noise.

All mining and environmental activities in México are regulated by the Dirección General de Minas (“DGM”) and by the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) from México City, under the corresponding laws and regulations. The environmental impact and risk relating to atmosphere emissions and hazardous waste produced and treated operate under a unique environmental license (“Licencia Ambiental Unica” or “LAU”). This environmental license is issued after approval by the Evaluación del Impacto Ambiental (“EIA”). Special permits are also required for new developments such as expansions, tailings dams, etc. DDGM must also obtain various permits for surface and underground water use including waste-water discharge. The permissions are granted by the Comisión Nacional del Agua (“CONAGUA”), the administrative, technical advisory commission of SEMARNAT. CONAGUA administers national waters, manages and controls the country's hydrological system, and promotes social development.

DDGM is required to prepare a mine closure plan for the possible future abandonment of the Arista and Alta Gracia Mines. WSP Grupo Mexico S.A. de C.V. (“WSP”) has prepared a mine closure plan and reclamation budgets. The total estimated closure and reclamation cost for the Arista and Alta Gracia Mines, according to the information provided in 2025, amounts to $14.5 million (excluding taxes). This amount was calculated with the assumptions of the technical information available during the assessment.

1.17Capital and Operating Costs

The support for capital and operating costs is based on realized costs, quotations, and estimates in 2025 dollars. The estimated capital expenditures, excluding mine closure costs and operating costs, are to a feasibility level of accuracy (15%) and excludes a contingency estimate due to two-year remaining life of mine, as based on Mineral Reserves only. The mine closure costs include a contingency range of 10% to 15% for each component in the closure plan, with an average of 10% applied between the Arista and Alta Gracia projects. No inflation factors or changes to exchange rates have been used in the economic projections.

Total Don David Gold Mine life of mine (“LOM”) capital expenditures, including mine closure costs, are estimated to be $39.6 million, and excludes any contingency as applied to sustaining capital expenditures costs and includes an average of 10% contingency as applied to mine closure costs.

Operating costs are estimated based on an evaluation of actual historical and current expenditure for labor, consumables, and established DDGM contracts. The operating costs have a fixed and variable component and are estimated at $247/t and exclude any contingency estimate. The total operating costs are based on applying the estimated unit costs to the estimated total ore tonnes of 0.7 million tonnes to be processed over the two-year remaining LOM.

The capital and operating costs estimated for the Don David Gold Mine are reasonable based on industry-standard practices and actual costs observed for 2025.

1.18Economic Analysis

The Don David Gold Mine has a two-year LOM given the Mineral Reserves as described in this Report. Assumptions underlying the determination of Free Cash Flow and Net Present Value (“NPV”) include:

●	Capital and operating costs as summarized above and in Section 1.17 and below in Section 18. Of note, mine closure costs of $14.8 million are included in the Economic Analysis, which consists of the Arista, Alta Gracia and other nearby project areas.
●	Metals prices over the remaining LOM are based on the Economic Analysis Price Deck summarized above in Section 1.9 and below in Section 16.

●	No inflation factors have been used in economic projections; however, no contingency estimate has been applied to sustaining capital expenditures and operating costs, and an average of 10% contingency has been applied to mine closure costs only and a 5% discount rate applied for NPV.
●	An exchange rate of 18.5 Mexican Pesos (“MXP”) exchange rate to 1 U.S. dollar is applied to peso-denominated costs, which is a conservative estimate to the approximate spot price as at November 21, 2025.
●	Revenues are estimates based on the Economic Analysis Price Deck mentioned earlier and the terms established in the doré and concentrate contracts discussed in Section 16.
●	Only material in the Reserves has been considered in the life of mine plan.
●	Optimized mine that assumes full depletion of the Arista Reserves through 2027.

Based on Mineral Reserves only, the free cash flow is estimated at $74.8 million, and the NPV is estimated at $71.7 million.

1.19Interpretations and Conclusions

This Technical Report represents the most reasonable interpretation of the available Mineral Resource and Mineral Reserve as of the effective date. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods and estimated operational costs, capital costs, and plant performance data. Likewise, the processing facilities and related infrastructure are appropriately designed to convert the minerals into a saleable product. Thus, it is considered to be representative of future operating conditions. This Technical Report has been prepared with the latest environmental and closure cost requirements. DDGM has obtained, or is in the process of applying for, the required Environmental Impact Studies and permits to continue operating in accordance with Mexican Laws and Regulations.

1.20Recommendations

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical studies focused on operational improvements. A detailed list of recommendations is described in the "Recommendations" section. Recommended work programs are independent and can be conducted concurrently unless otherwise stated.

2.INTRODUCTION

2.1Report Purpose

This Technical Report was prepared for Gold Resource Corporation (“GRC”) as a Technical Report in accordance with SEC S-K 1300 for the Don David Gold Mine, a wholly owned subsidiary of GRC. DDGM is an underground gold, silver, and base-metal production and exploration stage project in Oaxaca, Mexico.

The report contains estimates of Mineral Reserves and Mineral Resources for the Project, effective as of December 31, 2025, prepared following S-K 1300 guidelines. These estimates supersede and replace the corresponding Mineral Reserve and Mineral Resource estimates for the Project contained in the DDGM Technical Report in accordance with SEC S-K 1300 and disclosed in the GRC Form 10-K for the year ended December 31, 2024. The quality of information, conclusions, and estimates presented in this report are consistent with the level of effort by the QPs, based on:

1.The information available at the time of preparation;
2.Data supplied by outside sources; and
3.The assumptions, conditions, and qualifications outlined in this Technical Report.

2.2Qualified Persons

A Qualified Person (“QP”), as defined in Regulation S-K Subpart 1300, is a mineral industry professional with at least five years of relevant experience related to the type of mineralization and deposit type represented at DDGM, and who is an eligible member or licensee in good standing of a recognized professional organization. The QPs responsible for this Technical Report are specialists in geology and exploration; mineral resource and mineral reserve estimation and classification; underground and surface mining; geotechnical; environmental and permitting; metallurgical testing and mineral processing (including process design); capital and operating cost estimation; and mineral economics. See Section 1.2 for additional details regarding the QPs for this Technical Report. Technical data and information used in the preparation of this Technical Report include information and documents prepared by third-party contractors. The QPs have relied upon referenced documents as cited in the text and listed in Section 24, “References”.

2.3Effective Date

The effective date of this Report is December 31, 2025.

2.4Previous Technical Reports

DDGM has previously filed technical reports on the Don David Gold Mine, listed in chronological order:

●	Lopez, Noble, Jaacks, 2012. NI 43-101 Technical Report for Mineral Resources for the El Arista project, Oaxaca State, Mexico, prepared by Pincock, Allen & Holt, effective date July 10, 2012
●	Devlin & Alvarado, 2013. Report on the Reserve Estimate for the La Arista Underground Mine at the El Arista project, Oaxaca, Mexico, prepared by Gold Resource Corp., effective date October 1, 2013
●	Devlin & Alvarado, 2014. Report on the Reserve Estimate for the La Arista Underground Mine at the El Arista project, Oaxaca, Mexico, prepared by Gold Resource Corp., effective date December 1, 2013
●	Devlin, 2015. Report on Estimates of Reserves and Measured and Indicated Mineralized Material at the El Arista project, Oaxaca, Mexico, prepared by Gold Resource Corp., effective date December 31, 2014
●	Devlin, 2016. Report on Estimates of Reserves and Mineralized Material at the Arista project, Oaxaca, Mexico, prepared by Gold Resource Corp., effective date December 31, 2015
●	Devlin, 2017. Report on Estimates of Reserves and Mineralized Material at the Oaxaca Mining Unit, Oaxaca, Mexico, prepared by Gold Resource Corp., effective date December 31, 2016
●	Brown & Devlin, 2018. Report on Estimates of Reserves and Mineralized Material at the Oaxaca Mining Unit, Oaxaca, Mexico, prepared by Gold Resource Corp., effective date December 31, 2017
●	Brown, Garcia, Devlin & Lester, 2019. Report on the Estimate of Mineral Resources and Mineral Reserves for the Oaxaca Mining Unit, Oaxaca, Mexico, prepared by Gold Resource Corp., effective date December 31, 2018
●	Brown, Garcia, Devlin & Lester, 2020. Report on the Estimate of Mineral Resources and Mineral Reserves for the Oaxaca Mining Unit, Oaxaca, Mexico, prepared by Gold Resource Corp., effective date December 31, 2019
●	Brown, Garcia & Devlin, 2021. Report on the Estimates of Mineral Resources and Mineral Reserves for the Don David Mine, Oaxaca, Mexico, prepared by Gold Resource Corp., effective date December 31, 2020
●	Brown, Garcia, Zangrandi, Lachapelle & Reyes 2021. NI 43-101 Technical Report for Mineral Resources, Oaxaca State, Mexico, prepared by Gold Resource Corp., effective date December 31, 2020
●	Simidu, Zangrandi & Lachapelle 2022. S-K 1300 Technical Report for Mineral Resources, Oaxaca State, Mexico, prepared by Gold Resource Corp., effective date December 31, 2021
●	Simidu, Zangrandi, Frenette & Laroche 2023. S-K 1300 Technical Report for Mineral Resources, Oaxaca State, Mexico, prepared by Gold Resource Corp., effective date December 31, 2022
●	Simidu, Zangrandi, Turner, Frenette & Laroche 2024. S-K 1300 Technical Report for Mineral Resources, Oaxaca State, Mexico, prepared by Gold Resource Corp., effective date December 31, 2023
●	Simidu, Zangrandi, Turner & Laroche 2025. S-K 1300 Technical Report for Mineral Resources, Oaxaca State, Mexico, prepared by Gold Resource Corp., effective date December 31, 2024

2.5Information Sources and References

The primary information source referenced in this Report is the 2024 Technical Report:

●	Simidu, Zangrandi, Turner, Frenette & Laroche 2025. S-K 1300 Technical Report for Mineral Resources, Oaxaca State, Mexico, prepared by Gold Resource Corp., effective date December 31, 2024

The QPs also used the other reports and documents noted in Section 24, "References", in preparing this report.

The metric system for weights and units has been used throughout this report. Mass is reported in metric tons (“tonnes or t”) consisting of 1,000 kilograms per tonne. Gold and silver are reported as grams per tonne (“g/t”). Copper, lead, and zinc are reported as percentages (“%”).

Gold and silver ounces are reported in troy ounces converted using 31.1035 grams per troy ounce. Unless otherwise stated, all currency is in U.S. dollars (“$”).

3.PROPERTY DESCRIPTION AND LOCATION

The Project is comprised of six properties. The Arista and Alta Gracia Projects are located in southern Mexico’s Sierra Madre del Sur Mountains, in the central part of the State of Oaxaca (Figure 31). The Projects are along a paved highway approximately 90 to 120 km southeast of the capital city of Oaxaca. Oaxaca has daily passenger airline service to Mexico City, Guadalajara, Los Angeles, California and Houston, Texas, USA serviced by Xoxocotlan International airport. The approximate center of the Project area is N16.68°, W96.17° (Figure 31). The El Rey, Chamizo, Margaritas and Fuego properties are exploration-stage properties within the Project.

98° W
96° W
94° W
N
PUEBLA
Tezonapa
GRC Properties
Other Properties
MEXICO
Gulf of Mexico
Pacific Ocean
Mexico City
Oaxaca State
18° N
Huautla de Jimenez
San Juan Bautista Tuxtepec
Huejuapan de Leon
Villa de Tamazulapan
Santo Domingo Tomaltepec
OAXACA
VERACRUZ
Santiago Juxtlahuaca
Santa Maria Asuncion Tlaxiaco
Natividad
Oaxaca
Sarabia
GUERRERO
Cobre Grande
Alta Gracia
Rey
Margaritas
El Barrio de la Soledad
San Jose
Aguila
Chamizo
Fuego
CHIAPAS
Santiago Pinotepa Nacional
Santiago Jamiltepec
Santa Catarina Juquila
Juchitan de Zaragoza
Union Hidalgo
San Francisco Ixhuatan
Salina Cruz
16° N
San Pedro Mixtepec
Puerto Escondido
Chacapalapa
Tierra Blanca
San Pedro Pochutla
Puerto Angel
Pacific Ocean
Gulf of Tehuatepec
0
50
100 Km

Figure 3-1: General Location of the six Properties Comprising the Don David Mine.

3.1Mineral Tenure

DDGM currently holds an interest in twenty-nine (29) mining concessions in Oaxaca State totaling 55,119 hectares (Table 31, Figure 32). Expiration dates associated with the Don David Mine mining concessions range from August 30, 2049 to February 22, 2073.

Table 3-1: Mining Concessions Owned by Don David Gold Mexico, S.A. de C.V.

Number	Concession Name	Title Number	Hectares	Term of Mining Concession
				From	To
1	MINA DEL AIRE	158272	72.00	2/23/1973	2/22/2073
2	EL AGUILA	222844	899.06	9/9/2004	9/8/2054
3	LA TEHUANA	210029	925.00	8/31/1999	8/30/2049
4	EL CHACAL	232628	375.00	9/26/2008	9/25/2058
5	EL PILON	232629	1,070.35	9/26/2008	9/25/2058
6	PITAYO FRACCIÓN 1	231124	429.63	1/17/2008	1/16/2058
7	PITAYO FRACCIÓN 2	231125	22.05	1/17/2008	1/16/2058
8	PITAYO FRACCIÓN 3	231126	113.31	1/17/2008	1/16/2058
9	PITAYO FRACCIÓN 4	231127	2.82	1/17/2008	1/16/2058
10	EL TALAJE	231128	1,015.95	1/17/2008	1/16/2058
11	LA HERRADURA	231129	3,628.85	1/17/2008	1/16/2058
12	DAVID FRACCIÓN 1	232851	625.59	10/30/2008	10/29/2052
13	DAVID FRACCIÓN 2	232852	920.76	10/30/2008	10/29/2052
14	SAN LUIS	246866	2,820.07	12/12/2008	12/11/2052
15	EL COYOTE	246864	2,799.55	3/12/2010	2/11/2060
16	EL ZORRITO	246922	8,836.42	11/12/2009	11/11/2059
17	LA CURVA	246825	1,940.28	3/12/2010	2/11/2060
18	EL CHAMIZO	246865	17,897.54	9/23/2011	9/22/2061
19	ZOPI	246934	504.00	11/8/2011	11/7/2061
20	LA REYNA	225401	692.00	8/31/2005	8/30/2055
21	EL REY	225373	172.00	8/26/2005	8/25/2055
22	EL VIRREY	226269	36.00	12/2/2005	12/1/2055
23	EL MARQUEZ	246863	1,434.89	6/5/2009	6/4/2059
24	SAN MIGUEL FRACCIÓN 2	241818	1,122.84	3/27/2013	3/26/2063
25	SAN PEDRO FRACCIÓN 1	233694	2,554.00	3/30/2009	2/23/2054
26	SAN PEDRO FRACCIÓN 2	233693	1,860.21	3/30/2009	2/23/2054
27	EL AGUILA III	246842	2,250.00	12/16/2013	12/16/2063
28	CORRECAMINOS	246834	97.81	8/25/2015	8/24/2065
29	TLACUACHE	245147	1.04	11/8/2016	11/7/2066
TOTAL			55,119.02

Figure 3-2: Don David Mine Concessions (concession numbers are listed in Table 3-1).

96°30' W
96°20' W
96°10' W
16°50' N
16°40' N
16°50'0"N
16°40'0"N
San Bartolomé Quialana (Cab. Mpal.)
San Lucas Quiaviní (Cab. Mpal.)
Santiago Matatlán (Cab. Mpal.)
San Dionisio Ocotepec (Cab. Mpal.)
Rancho Blanco
San Pablo Güilá
San Baltazar Guelavila
Rancho Colorado
San Baltazar Chichicapam (Cab. Mpal.)
Yaxé (Cab. Mpal.)
Las Flores
El Templado
Microondas
Santo Tomás de Arriba
San Juan del Río (Cab. Mpal.)
Santa Ana del Río
San Pedro Quiatoni (Cab. Mpal.)
San Pablo Lachiriega
San Pedro Totolapam (Cab. Mpal.)
San José de Gracia
La Mancornada
Las Ánimas
Buena Vista
Santa María Zoquitlán (Cab. Mpal.)
Agua Escondida
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
Gulf of Mexico
Oaxaca
San Jose De Gracia
Gulf of Tehuantepec
0
2.5
5
10
15
20
Kilometers

Mineral rights in Mexico belong to the Mexican federal government and are administered according to Article 27 of the Mexican Constitution. Concessions grant the right to explore and exploit all minerals found in the ground. All mining concessions comprising the Don David Gold Mine are exploitation concessions, which may be granted or transferred to Mexican citizens and corporations. Mexican subsidiaries of GRC hold the leases or concessions. Exploitation concessions have a term of 50 years and can be renewed for another 50 years. Maintenance of concessions requires the semi-annual payment of mining duties (due in January and July) and the submission of confirmation of work reports on a calendar year basis. The confirmation of work reports are required to be filed in May for the preceding calendar year. The number of mining duties and annual assessment are set by regulation and may increase over the life of the concession and include periodic adjustments for inflation. Mining concessions are registered at the Public Registry of Mining in Mexico City and regional offices in Mexico.

Mexican mining law does not require payment of finder’s fees or royalties to the government, except for a discovery premium connected with national mineral reserves, concessions, and claims or allotments contracted directly from the Mexican Geological Survey. None of the claims held by GRC’s subsidiaries are under any such discovery premium regime.

DDGM is required to pay concession surface fees to the Mexican government twice annually (January and July), calculated based on the number of hectares held, to maintain its mining concessions in good standing. In 2025, the total concession surface fees paid for the mining concessions controlled by DDGM was $1.28 million, and all payments were current as of December 31, 2025.

In 2025, DDGM satisfied the investment and assessment of work requirements based on its annual work programs and past work completed. DDGM concession payments are in good standing.

Table 3-2: Don David Gold Mine Concession Maintenance Fees by Property.

	TOTAL NUMBER OF CONCESSIONS	TOTAL SIZE	ACQUISITION DATE RANGE	2025 MAINTENANCE FEES PAID
		(in hectares) *
Production Stage Properties:
Arista	18	24,372	2002 to 2016	$565,498
Alta Gracia	3	5,175	2008	118,503
Subtotal		29,547		$684,001
Exploration Stage Properties:
Rey	4	2,335	2002 to 2009	$54,167
Chamizo	2	19,758	2011 to 2013	462,078
Margaritas	1	925	2002	21,181
Fuego	1	2,554	2013	59,731
Subtotal		25,572		597,157
Total:	29	55,119		$1,281,158

In 2013, the Mexican federal government enacted a tax reform package effective January 1, 2014. The reform introduced several significant changes. The planned corporate income tax rate reductions (29% in 2014 and 28% thereafter) were repealed, and the corporate tax rate remains at 30%. The tax base for income tax was broadened, with certain limitations placed on deductions. The business flat tax (“IETU”), which had been effective from 2008 to 2013, was repealed in 2014. A special mining royalty tax of 7.5% was applied to net profits of a property concession holder derived from the sale or transfer of extraction-related activities. Net profits for this royalty are determined using the general taxable income calculation, with exceptions for deductions related to investments in fixed assets and interest. Effective 2021, deductions for amounts paid for surface rights related to mining concessions were no longer allowed. In addition, owners of mining concessions are required to pay an additional 0.5% extraordinary royalty fee on gross revenue derived from the sale of gold, silver, and/or platinum. Starting in 2025 and going forward, the Mexican federal government increased the special mining royalty tax from 7.5% to 8.5%, and the extraordinary royalty fee was increased from 0.5% to 1.0%. A further 10% withholding tax on dividend distributions was also introduced. However, the tax treaty between the United States and Mexico to avoid double taxation reduces this withholding tax up to 5%. The Company has determined that it qualifies for an exemption or a 0% Mexico Dividend withholding rate through the US-Mexico tax treaty as the beneficial owner owns at least 80% of the voting shares.

3.2Surface Rights

In this Technical Report, all mining concessions containing Mineral Resources and Mineral Reserves are controlled by DDGM. Further, DDGM has secured and maintained the necessary permits for the Don David Gold Mine’s exploration, development, and production.

3.3Royalties

On October 14, 2002, DDGM leased its first three mining concessions from a former consultant to the company. These concessions are El Aguila, Mina Del Aire, and La Tehuana, totaling approximately 1,896 hectares. The El Aguila and Mina Del Aire concessions are now part of DDGM's Arista mine, and the La Tehuana concession comprises the Margaritas property.

The initial lease agreement with the former consultant was subject to a 4% net smelter return royalty where production is sold in the form of gold/silver doré and 5% for production sold in concentrate form. These royalty terms were renegotiated with a new agreement signed on November 9, 2023, reducing the net smelter return royalty for producing gold/silver doré and production sold in concentrate form to 3%. Subject to meeting minimum exploration requirements, the lease has no expiration term. DDGM may terminate the lease at any time upon written notice to the lessor, and the lessor may terminate it if DDGM fails to fulfill any of its obligations, primarily of paying the appropriate royalty to the lessor.

In 2010, DDGM subsequently acquired, at no additional cost, two additional concessions from the former consultant: El Chacal and El Pilon, totaling approximately 1,445 hectares, each is subject to a 2% royalty to the consultant but is not subject to the lease.

DDGM has since filed for and received additional concessions for the Project that total approximately 45,029 hectares referred to as: El Pitayo Fracción 1 to 4, El Talaje, El Coyote, El Zorrito, San Luis, La Curva, La Herradura, David Fracción 1 and 2, El Chamizo, Zopi, San Miguel Fracción 2, El Aguila III, Correcaminos and Tlacuache. These additional concessions are not part of the concessions leased or acquired from DDGM’s former consultant.

The Don David Gold Mine also includes the El Rey property, which adjoins DDGM's El Chamizo concession on the west side. These concessions are El Rey, El Virrey, La Reyna, and El Márquez. DDGM acquired the El Virrey concession from the former consultant, and it is subject to a 2% net smelter return royalty payable to the consultant. DDGM obtained the remaining concessions by staking claims and filing for concessions with the Mexican government. These concessions total approximately 2,335 hectares.

In March 2013, DDGM acquired the San Pedro Fracción 1 and San Pedro Fracción 2 concessions from Almaden Minerals Ltd. (“Almaden”), subject to a 2% net smelter return royalty. The San Pedro Fracción 1 concession consists of 2,554 hectares and is located south of DDGM’s Alta Gracia and El Chamizo properties. The San Pedro Fracción 2 concession consists of approximately 1,860 hectares and is surrounded by DDGM's El Chamizo concession and is included as part of the El Chamizo property. Any future production from the San Pedro Fracción 1 and San Pedro Fracción 2 concession is subject to Almaden's 2% net smelter return royalty.

3.4Environmental Aspects

3.4.1Mine Closure

DDGM is required to prepare a mine closure plan for the possible future abandonment of the Arista and Alta Gracia Projects. WSP has prepared a Mine Closure Plan and Reclamation Budgets for the Arista mine. The closure cost estimate includes funds covering the tailings ponds, waste rock stockpiles ("tepetateras"), and securing and cleaning up the other surface and underground mine facilities. The total estimated closure and reclamation cost for the Arista and Alta Gracia Mines is estimated to be $14.5 million. WSP prepared its report in December 2025.

See Section 17, “Environmental Studies, Permitting and Social or Community Impact” for additional information on the environmental regulation of the Project.

3.5Permits

DDGM has obtained, or is in the process of applying for, the required environmental impact assessments and permits necessary to continue operating in accordance with Mexican Laws and Regulations.

3.6Other Significant Factors and Risks

We are not aware of other significant factors and risks that may affect access, title or right, or ability to perform work at the mine.

3.7Comment on Section 3

In the opinion of the QPs:

●	GRC was provided with a legal opinion that supported that the mining concessions held by DDGM for the Don David Gold Mine are valid and that GRC has a legal right to mine the deposit.
●	GRC was provided with a legal opinion that supported that the surface rights held by DDGM for the Don David Gold Mine are in good standing. The surface rights are sufficient in the area for the mining operation infrastructure and tailings facilities.
●	GRC received a legal opinion outlining royalties payable for the concessions held by DDGM.
●	The information discussed in this section supports the declaration of Mineral Resources, Mineral Reserves and the development of a mine plan with accompanying financial analysis.

4.ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1Access

DDGM’s primary operations are located near the village of San José de Gracia, within the Municipality of San Pedro Totolapam. The Municipality of San Pedro Totolapam is located in the Region of the Central Valleys, 89 km southeast of Oaxaca City, and is part of the District of Tlacolula. Access to the Project area from Oaxaca City is via the paved federal Highway 190, which passes through the village of San José de Gracia.

The Don David Gold Mine is approximately 4 km northwest of the village of San José de Gracia. Gravel and paved roads have been constructed from the village to the mine and mill sites, supporting adequate property access by small and large vehicles.

The Alta Gracia Project is approximately 20 km northeast of San Pedro Totolapam, the seat of the municipal government. The Project is accessible by a gravel road that departs the paved highway approximately 13 km east of San Pedro Totolapam. The haulage distance by road from Alta Gracia to the DDGM Processing Facility, where the ore is processed, is about 32 km.

4.2Climate

The climate of the DDGM area is temperate, semi-dry, and warm to hot. Most rainfall occurs in the summer months (June – August), and the annual average precipitation in the Project area is approximately 400 mm, with significant fluctuations occurring. The recent average yearly temperature on the mine site is 22 degrees centigrade (°C); measurements at the Totolapam station from 1975 to 2008 showed an annual average of 24.2°C. Minimum yearly temperatures generally occur in January, while maximum temperatures typically occur in March through May; the yearly temperature range is generally between 9°C and 33°C. Mining operations are conducted on a year-round basis.

4.3Topography, Elevation, And Vegetation

The Don David Gold Mine is in the state of Oaxaca in southern Mexico, which is bordered by the states of Puebla, Veracruz, Chiapas, and Guerrero, with the Pacific Ocean to the south. The DDGM Project areas are in the physiographic sub-province of Tierras Altas de Oaxaca, part of the Sierra Madre del Sur physiographic province, in the south-western part of Mexico.

Oaxaca has one of the most rugged terrains in Mexico, with mountain ranges that abruptly transition into the sea. Oaxaca has several mountain chains with elevations varying from sea level to more than 3,700 meters above sea level (masl). Between these mountains are primarily narrow valleys, canyons, and ravines. The mountains are formed mainly by the convergence of the Sierra Madre del Sur, Sierra Madre de Oaxaca and Sierra Atravesada into what is referred to as the Oaxaca Complex (Complejo Oaxaqueño).

The Arista and Alta Gracia Projects of the Don David Gold Mine are located within the municipality of San Pedro Totolapam. The municipality's surface is irrigated by the Rio Grande River, with many tributary rivers also irrigating other project areas. The majority of watercourses (arroyos) are dry throughout most of the year. Elevations range from 660 to 2,480 masl in GRC’s Project areas with somewhat lower elevations found in the Arista and Alta Gracia Projects (up to 1,680 masl). The area is rugged with generally steep slopes (up to 30°) although more vertical cliffs are also present. The area is very rocky with thorn bushes and stunted deciduous temperate vegetation typical of dry savannah climates. Locally, cacti, both columnar and candlestick types, are a prominent vegetation feature. Subsistence farming occurs in the area, and the main agricultural crop is agave cacti, which are cultivated to produce mezcal.

4.4Infrastructure

The current general layout includes all mine, process infrastructure, and supporting facilities to ensure that they meet the needs of the mine plan and production rate.

The Don David Gold Mine is 114 km, or two hours by road from Oaxaca City, the main service center for the operation, with good year-round access. A workforce familiar with mining and the necessary support facilities is present in the region. The company provides transportation to and from their local home bases. The village of San Jose de Gracia supplies some of the crew for the mine, while other workers come from Oaxaca City or other nearby villages.

The processing plant has a differential flotation circuit capable of processing polymetallic ores and producing up to three separate concentrate products for sale and an agitated leach circuit capable of producing gold and silver doré for purchase. The DDGM mill flotation circuit and agitated leach processing capacities provide for a nominal 2,000 tpd.

A flotation tailings impoundment was constructed in a valley just below the process plant site.

The impoundment is double lined with the first liner made of clay and synthetic material that acts as a leak prevention system with an effective absorption equal to approximately three meters of clay.

The second liner is a welded High-Density Polyethylene (HDPE), which was a permitting requirement. The method of subsequent embankment construction to obtain total capacity was upstream.

Construction of a filtration plant and dry stack facility commenced in September 2020 and was completed in early 2022. The filtration plant and existing paste plant (commissioned in October 2019) handle 100% of current tailings production.

DDGM has several permitted waste-rock disposal areas at the Arista and Alta Gracia Projects. These waste disposal areas were designed mainly as valley fill sites.

Up until 2018, diesel generators mainly provided power at the site. In 2019, DDGM successfully connected a power line to its Arista mine from the Mexican Federal Electricity Commission’s (Comisión Federal de Electricidad or “CFE”) power grid. Before this connection, the Project operated 100% from electricity generated from more expensive, higher-emission diesel fuel. The mine and plant can remain operational using the diesel generators maintained for backup use. In 2021, there was an increase in power consumption due to ventilation and dewatering pumps requiring the installation of capacitors that improved and stabilized the power supply. In 2021, DDGM also initiated conversations with CFE to expand the load delivered to stabilize the energy supply. In 2022, the capacitors were installed and commissioned, and CFE expanded the load delivered to attend to the higher demand on site.

Water requirements to process ore are primarily sourced from water pumped to the surface from the underground mine dewatering system. Previously, some water was sourced from the local river for which payment was made to the National Water Commission (Comisión Nacional del Agua, or “CONAGUA”); however, this consumption is now minimal, and river water is only used for the camp facilities. DDGM has the necessary permits to discharge underground mine water at the surface. Water in the tailings facility is recycled to the DDGM processing plant, and the excess water pumped from the underground workings is discharged at the surface into decantation ponds. Water sampling from rivers and creeks is conducted regularly and sent to an external laboratory for analysis.

All process buildings and offices for operating the mine have been constructed. Camp facilities are in the village of San Jose de Gracia.

Plan drawings and more detailed information regarding the property infrastructure are provided in the Project Infrastructure section of this report.

4.5Sufficiency of Surface Rights

This report's mineral resources and mineral reserves are located on mining concessions controlled by DDGM. The mine's processing facility and supporting infrastructure are within the area of surface rights and mineral tenure owned by the Don David Gold Mine.

4.6Comment on Section 4

It is the opinion of the QPs that there are sufficient mineral tenure and surface rights to support the LOM mining operations due to the following:

1.The existing and future infrastructure (planned filtration plant and dry stack tailings facility).
2.Availability of staff.
3.Current power, water, and communications facilities.
4.Transportation methods.
5.Planned modifications and supporting studies are well-established.

5.HISTORY

5.1.Ownership History

The Arista and Alta Gracia Projects are in the regional Tlacolula mining district in the state of Oaxaca, in south-west Mexico. According to the Mexican Geological Survey, the Servicio Geologico Mexicano (“SGM”) mining activity was initiated in the early 1880s in the Tlacolula mining district, producing some 300,000 ounces of gold and silver from an ore shoot in the La Leona mine. However, no separate amounts of production were reported for each metal. SGM states that in 1892 two smelters were built and operated (Magdalena Teitipac and O’Kelly) near the village of Tlacolula for processing ores from the Alta Gracia, La Soledad, San Ignacio y Anexas, La Leona, La Victoria, and San Rafael silver mines. Subsequently, in 1911, Mr. Sken Sanders investigated the Totolapam mining region with a particular interest in the Margaritas mine. Most of these historical mines are situated within DDGM’s mining concessions.

The Arista and Alta Gracia Projects are in the smaller mining sub-districts of San Jose de Gracia and Alta Gracia, respectively. Only small-scale artisanal mining has been historically conducted in these sub-districts. No reliable production records exist for the historic production performed in the Arista and Alta Gracia Project areas.

The Arista Project mining district had been inactive since the 1950s, and the Alta Gracia Project mining district since the 1980s, until Apex Silver Corporation (“Apex”) began exploration work in the 1990s. Subsequently, GRC initiated geologic reconnaissance through its Mexican subsidiaries in search of precious metal deposits.

As of December 31, 2025, DDGM holds an interest in 29 mining concessions in Oaxaca State totaling 55,119 hectares. Concession expiration dates range from August 30, 2049 to February 22, 2073.

5.2.Exploration History

GRC has carried out a continuous drilling program since 2003, when the company took control of the Arista Project mining concessions, now part of GRC’s Don David Gold Mine. GRC continues an aggressive exploration program that includes underground mine development, such as access ramps, drifts, and crosscuts to support drilling and access in the Arista, Switchback, Three Sisters and Alta Gracia vein systems.

In the 1940s, exploration audits were mined into the Manto vein; however, the results of this activity were not reported. In the 1980s, mining took place in the Alta Gracia Project area. Again, no information on exploration activity is available.

In 1998 - 1999, prior to GRC’s involvement, several DDGM concessions were leased to Apex. Apex conducted an exploration program involving geologic mapping, surface sampling, and an 11-hole (1,242 m) RC drilling program targeting the Manto vein, a shallow-dipping manto-style deposit.

GRC exploration and drilling activities are discussed in the relevant sections of this Technical Report.

5.3.Prior Mineral Resources and Mineral Reserves

All previously reported Mineral Resource and Mineral Reserve estimates are regarded as prior estimates and are superseded by the current Mineral Resources and Mineral Reserves presented in this report.

5.4.Production History

The Arista and Alta Gracia Project areas are located within the smaller mining sub-districts of San Jose de Gracia and Alta Gracia, respectively. Historically, only small-scale artisanal mining has been conducted in these sub-districts, and no reliable production records exist for historic production in the Arista and Alta Gracia Project areas.

Modern mining at the Arista Project commenced from an open pit in 2010 and continued through 2011. Underground mining commenced in the Arista vein system in 2011, followed by the Switchback deposit vein system in 2017 and the Three Sisters vein system in 2025. Underground production from these vein systems continued in 2025. In addition, DDGM mined and/or processed ore from the Alta Gracia Project (Mirador and Independencia vein systems) from 2017 through 2020.

Since the commencement of production from the Don David Gold Mine in 2010, DDGM has produced 394,219 ounces of gold and 28,409,892 ounces of silver from the 6,620,105 tonnes shipped to the DDGM Processing Facility (Table 51). In addition, 17,511 tonnes of copper, 73,457 tonnes of lead, and 201,692 tonnes of zinc have been produced from the plant.

Table 5-1: Don David Mine Production 2010 through 2025.

YEAR	MILLED	GOLD	SILVER	COPPER	LEAD	ZINC
	TONNES	OZ	OZ	TONNES	TONNES	TONNES
2010	166,237	10,493	111,316
2011	214,215	21,586	2,180,309	620	1,840	3,730
2012	282,120	34,417	2,996,743	986	3,374	9,115
2013	316,270	33,942	3,032,841	926	2,742	7,452
2014	375,623	35,552	3,297,204	1,254	4,555	13,195
2015	413,626	29,644	2,506,337	1,310	4,174	13,900
2016	450,221	27,628	1,857,658	1,035	4,049	14,302
2017	449,177	28,117	1,773,263	1,141	5,365	16,301
2018	611,670	26,838	1,672,034	1,652	7,280	19,808
2019	693,173	29,435	1,722,852	1,859	9,202	23,683
2020	565,346	20,473	1,189,366	1,593	7,725	19,696
2021	501,978	26,438	1,200,291	1,506	7,544	17,696
2022	493,241	34,122	1,213,404	1,436	6,665	17,943
2023	459,171	20,328	1,142,138	1,287	5,068	13,513
2024	356,633	9,906	919,836	642	2,682	7,745
2025	271,404	5,300	1,594,300	264	1,192	3,613
Totals	6,620,105	394,219	28,409,892	17,511	73,457	201,692

6.GEOLOGICAL SETTING AND MINERALIZATION AND DEPOSIT

6.1.Regional Geology

The regional geology of the Don David Gold Mine area is dominated by volcanic rocks of presumed Miocene age that vary in composition from rhyolitic to andesitic, which occur as flows, tuffs, agglomerates, and ignimbrites, as well as intrusive units. These units overlay and intrude basement rocks consisting of Cretaceous marine sediments.

The DDGM property encompasses mineral deposits distributed along a 55-km NW–SE mineralized trend, hosted by volcanic, sedimentary, igneous, and metamorphic rocks ranging in age from Cenozoic to Cretaceous. The regional geology lies within the Cuicateco, or Juarez, tectonostratigraphic terrane. The Juarez terrane is a west-dipping, fault-bounded prism of variably deformed Jurassic and Cretaceous arc-volcanic and oceanic rocks. Cenozoic volcanism and subsequent structural overprint are interpreted to be related to subduction along the predominantly convergent southern Mexico plate boundary (Figure 61).

Figure 62 shows the DDGM concession boundaries and regional geology for the DDGM area, taken from SGM (formerly the CRM; Sánchez Rojas et al., 2000).

98° W
96° W
94° W
18° N
16° N
N
Puebla
Vista Hermosa Thrust Fault
Veracruz
MAYA
Oaxaca Fault
Tamazulapan Fault
MIXTECO
OAXACA CITY
ZAPOTECO
Guerrero
CUICATECO
Juchatengo Fault
ARISTA MINE
Chiapas
TERTIARY VOLCANIC ROCKS
CHATINO
Chacalapa Fault
Mesoamerican Trench
Pacific Ocean
0
50
100 Km
Modified from Ortega Gutierrez 1988, &
Ortega Gutirerz et al., 1992

Figure 6-1: Map of Oaxaca State showing tectonostratigraphic terranes.

97°0' W
96°50' W
96°40' W
96°30' W
96°20' W
96°10' W
17°10' N
17°0' N
16°50' N
16°40' N
N
Natividad
Gulf of Mexico
OAXACA
Map Area
Pacific Ocean
GRC Properties
Other Properties
GRC Property Boundary
Quaternary
Alluvium
Tertiary
Rhyolitic Tuff
Andesitic Tuff
Conglomerate-Sandstone
Cretaceous
Limestone-Dolomite
Siltstone-Shale
Jurassic
Siltstone-Shale
Proterozoic
Metamorphic Complex
Metasedimentary Schist
Intrusive Rocks
Granodiorite
Structures
Bedding
Flow bands
Fracture
Lateral fault
Fracture
Normal Fault
Cobre Grande
REY
ALTA GRACIA
MARGARITAS
CHAMIZO
AGUILA (ARISTA MINE)
FUEGO
San Jose Mine
0 5 10 20 Km

Figure 6-2: Concession boundaries in yellow (Geology after Sánchez Rojas et al., 2000; map insert from INEGI 2019).

6.2.Local Geology

The DDGM area is underlain by thick sequences of andesitic to rhyolitic volcanic and volcaniclastic rocks, with intercalated minor sedimentary units, of presumed Miocene age (Ferrusquía-Villafranca and McDowell, 1991). The youngest volcanic units may be Pliocene age. Multiple predominantly rhyolitic volcanic domes at various scales have been identified within the district, and it is suspected that additional non-vented domes also occur. These units are unconformably underlain by basement rocks of Cretaceous marine sediments that are locally calcareous.

Figure 64 shows the stratigraphic column for the rock units shown in Figure 63, corresponding to DDGM’s local geologic investigations.

805,000
806,000
807,000
808,000
809,000
1,847,000
1,846,000
1,845,000
N
PISTON
Cerro Colorado Fault
CRESTON
Creston Fault
La Escondida Fault
FOSSIL BEND
LA ESCONDIDA
CERRO COLORADO
Creston Fault
Salina Blanca system
EL AGUILA OPEN PIT
HIGO
Switchback lineament
SWITCHBACK SYSTEM
La Arista vein
Quiatoni lineament
LA ARISTA MINE
FOSSIL HILL
El Aire lineament
Vista Hermosa system
CHACAL RED ZONE
VISTA HERMOSA
HORNO DE CAL
SALINA BLANCA
Rio Grande System
1:4,000
0 0.25 0.5 1 Km
Lithology
Alluvial
Colluvium
Conglomerate
Travertine
Quartz
Breccia
Breccia Tuff Megablocks
Rhyolite
Pyroclastic Rhyolitic
Ignimbrite Tuff Rhyolitic
Lapilli Breccia Tuff Rhyolitic
Granitic Intrusive
Volcanic Sediments AndesiteFlows
Andesite
CretacicSediments
Structures
Dike
Fracture
Lineament
Lateral fault
Normal fault
Vein
Geophysics Topographic Lineaments
Normal Fault Regional
Aguila Projects

Figure 6-3: Geologic Map of the Arista Project and Arista Underground Mine Area.

Regional Geological Column
Symbology
Quaternary
Holocene
Alluvium
Sand - Silt
Sand
Polymictic Conglomerate
Pleistocene
Conglomerate Polymictic - Sand
Travertine
Tertiary
Neogene
Sandstone - Conglomerate Polymictic
Rhyolite
Rhyolite - Rhyolitic Tuff
Rhyolite Tuff
Dacitic Tuff - Andesitic Tuff
Andesitic Tuff
Andesite - Rhyolitic Tuff
Andesite
Paleogene
Polymictic Conglomerate
Cretaceous
Late
Sansdtone - Shale
Sansdtone - Shale
Lower
Limestone
Sandstone - Shale
Intermediate Volcanic Breccia - Limestone
Andesite - Intermediate Volcanic Breccia
Intrusive Igneous Rocks
Granite - Diorite
Rhyolite Porphyry - Andesitic Porphyry
ERA
PERIOD
EPOCH
COLUMN
MAPPING KEY
Ma
CENOZOIC
Quaternary
Holocene
Pleisto-cene
1.6
Tertiary
Neogene
Piocene
Miocene
Fm Camaron
23.7
Paleogene
Oligocene
Eocene
Paleocene
67.0
MESOZOIC
Cretaceous
Late
Senonian
Maestrichtian
71.5
Campanian
82.0
Santonian
86.0
Cenomanian
89.0
Turonian
91.0
Conacian
97.5
Lower
Jurassic
245.0
Triassic
PALEOZOIC
Permian
Carboniferous
Devonian
Silurian
Ordovician
570
Cambrian
PRECAMBRIAN
Proterozoic
Late
Lower
1750
Qal
Qar
Qar-lm
Qpl CgP-ar
Qpl Tr
Tm Ar CgP
Tm R TR
Tm TDa TA
Tom A
Tom A-TR
Tom R
Tom TA
Tom TR
Tpae CgP
Ks Ar-Lu
Ki Bvi-Cz
Ki Ar-Lu
Ki Cz
Ki Ar-Lu
Tronco Tepuxtepec

Figure 6-4: Stratigraphic Column for the Don David Mine Area.

6.3.Property Geology

Multiple volcanic domes of various scales dominate the Don David Mine area, and it is suspected that non-vented intrusive domes are also present. These volcanogenic features overly, and are intruded into, a pre-volcanic basement of sedimentary rocks. Gold, silver, and base metal mineralization in this district is related to the volcanogenic system and is considered epithermal in character.

6.3.1Arista Project

A semi-detailed regional geologic map of the area at a scale of 1:5000 was initiated in 2007 by DDGM’s on-site geologic staff (Figure 63). The information recorded includes lithology, structural, alteration zone features, and hand sample locations. Data based on aerial photographic interpretation and field data were incorporated into the geologic map, continually updated based on new observations.

The Arista Project area is underlain by a Cretaceous sedimentary lithic sequence, composed of fine-grained sandstones intercalated with shale, siltstone, and calcareous rocks. These rocks have been identified in outcrops in the central part of the Arista Project area surrounding the Cerro Colorado peak and in drill hole intercepts (Figure 63). Younger andesitic to rhyolitic volcanic and volcaniclastic units, intrusive dikes, and small stocks of granitic to granodiorite composition crop out within the area and have been intercepted in drill holes. The intrusive rocks may be associated with structural conditions favorable for subsequent deposition of mineralization along dikes, faults, and breccia zones and may be related to possible replacement and skarn deposits in good contact zones with the sedimentary sequence.

The mineralized structures appear to be associated with a trans-tensional structural system intersecting an interpreted Cenozoic-aged volcanic “caldera.”

6.3.1.1 Stratigraphy

The stratigraphy of the Arista Project area can be divided into a Cretaceous basement and overlying Tertiary units, as shown in Figure 64. The Cretaceous units are composed of rocks of sedimentary origin, weakly to moderately metamorphosed and often intensely deformed. These rocks are unconformably overlain by the Cenozoic units comprised mainly of subaerial volcanic rocks. The rocks of the Cenozoic cover have experienced only extensional deformation and, in some places, are gently tilted. The Cenozoic-aged rocks correspond to a period of tectonism accompanied by volcanism, sedimentation, and intrusive magmatic activity associated with the north north-east subduction of the Guadalupe plate under southern Mexico (Morán-Zenteno et al., 1999). According to geologic investigations by DDGM’s on-site staff and numerous consultants, the predominant rocks identified within the Arista Project area include volcanic rocks of intermediate to acid composition (andesite to rhyolite)

Below is a summary of the central stratigraphic units determined by GRC geologists.

Rocks of Cretaceous Age:

Black Breccia (Ksm Ar-Lu) - The basement rocks within the Arista Project area consist of the Late Cretaceous formation locally referred to as "Black Breccia". This formation consists of lithic sedimentary rocks composed of carbonaceous shale, fine-grained sandstone, siltstone, and calcareous rocks, including some layers of argillaceous limestone. The Black Breccia strata occur in thicknesses that vary from 2 - 80 cm, while sandstone beds may reach 1.0 m in thickness. The formation hosts rounded to sub-rounded lithic fragments of a few millimeters up to 1.0 m in diameter, composed of the same host formation that may have originated due to tectonic events. This formation occurs in the area surrounding Cerro Colorado peak. According to the SGM (Carta Geológico Minera Totolapan E14-D69, 2003), its thickness is about 300 to 400 m, and it is of Albian–Maastrichtian age (Mid–Late Cretaceous) based on fossil identification.

Rocks of Cenozoic Age:

The Cenozoic units consist of a series of volcanoclastic deposits interbedded with volcanic rocks of andesitic composition (volcano-sedimentary series) overlain by a succession of andesitic to rhyolitic volcanic rocks occurring as flows, tuffs, ignimbrites, and agglomerates; the units have been classified as follows:

Volcanic Sediments with Andesites (Tm An-Sed) - consists of intercalated sandstones, tuffaceous sandstones, siltstones, and andesite flows and tuffs. The andesitic flow units occur near the base of the sequence associated with volcaniclastics. This is considered to be grouped within the Laollaga formation and is differentiated from the Tm Tan-An unit by sediments. While currently distinguished, this and the following unit may prove to be a single more diverse unit.

Andesite (Tm Tan-An) - This unit was dated by Petróleos Mexicanos (Murillo and Torres, 1987) as Late Oligocene – Early Miocene age (26.4 ± 1.3 million years, Ma to 19.0 ± 0.95 Ma); while SGM dated this unit as Middle to Late Miocene (15.3 to 17.32 Ma). This unit is classified as a member of the Laollaga Formation and consists of a series of andesite flows, tuffs, and breccia zones with complex contacts between occurrences. The unit crops out in about 60 percent of the Arista Project area proximal to and capping Cerro Colorado Peak.

Rhyolite (Tm Ry) - Consists of rhyolite flows with some pyroclastic phases hosting abundant phenocrysts of plagioclase and quartz crystals (“eyes”). Outcrops are noted in the northeastern and southeastern parts of the Project area and overlie the andesite with discordant and structural contacts. In drill holes, it can appear as lithic tuff (e.g., DH-107021). SGM dated this unit as Middle Miocene (16.57 to 15.82 Ma). This rock unit constitutes the core of the Cerro Pilón dome.

Pyroclastic Rhyolite (Tm PclRy – Ry) - This unit crops out within the open pit, around the western slope of Cerro Pilón, and on the slopes and top of Cerro Colorado. The unit consists of a sequence of strata with 10 - 30 cm thick beds, exhibiting clastic textures enclosing rock fragments composed of shale and coarse-grained sandstone within a fine-grained matrix. The unit indicates substantial alteration, including silicification, argillization, and oxidation. This unit may be part of an underlying breccia unit. It has been identified in drill holes 105023, 106005, and 106009 with a thickness of 70 to 135 m, dated to the Middle Miocene age.

Rhyolite Tuff – Ignimbrite (Tm Try – Ig) - This unit occurs on the north-western part of the Arista underground mine area. It consists of pyroclastic units occurring as lithic tuffs with different degrees of consolidation. Typically, outcrops are present in the Chacal Creek area, appearing as thin to massive strata 25 to 30 cm thick. The unit contains abundant lithoclasts enclosed by fine-grained matrix hosting quartz “eyes.” It has been considered to be of the Middle Miocene age. According to Lipman (2011), this rock unit may be regarded as an intra-caldera unit due to its significant thickness (260 m) intercepted on the southwestern slope of Cerro Pilón (drill hole 111001).

Rhyolitic Tuff – Agglomerate (Tm Try – Agl) - This unit occurs as a mesa on the Tablón mountain to the northeast of San José de Gracia, consisting of a sequence of stratified lithic tuffs with intercalated ignimbrite beds of up to 5 m in thickness. These rocks contain quartz crystals, feldspars, and abundant rounded and sub-rounded, poorly classified, slightly consolidated fragments of ignimbrites. The unit has a thickness of about 200 m at the top of the Tablón Mountain. This unit’s physical characteristics, such as stratification including cross-stratification and rounded to sub-rounded fragments, indicate a volcano-sedimentary sequence where the deposition was interrupted by volcanic events that caused deposition of intercalated beds of ignimbrites, rhyolites, and tuffs. It has been defined as of Late Miocene age.

Andesite (TPl An) - This unit consists of massive dark-grey aphanitic andesite with occasional plagioclase crystals. The thickness is estimated at 100 m and is believed to be Pliocene age. Some dikes and sills of this unit intrude the Rhyolite Tuff – Ignimbrite unit at Chacal creek.

Intrusive Rocks:

Granite – Porphyry Rhyolite – Felsic Rhyolite (Tm Gr, Tm PR, Tm Ry-Fel) - A few small outcrops of this unit have been observed within the Arista Project area; notably on the eastern side of the Arista underground mine, and on the upper parts of the Cerro Colorado peak. These rocks are thought to be from the Middle Miocene age. In outcrop form, they appear as granular holocrystalline rocks composed of white feldspar with quartz. These units have been intercepted as dikes in some Arista mine area drill holes. The unit appears to be related to other regional rhyolite intrusions and may have played a role in the uplift of the Cerro Colorado dome.

Other Rocks of Quaternary Age:

The youngest rocks identified in the Arista Project area include surficial deposits of alluvium, colluvium, and gravel as products of weathering of the surrounding pre-existing units. Locally and particularly near Salina Blanca, active travertine deposition occurs due to infiltration and deposition of carbonate-bearing water, which may indicate a dynamic hydrothermal system and dissolution of carbonate sedimentary rocks.

6.3.1.2 Structural Geology

The Arista Project shows a complex structural system with numerous lineaments and geologic structures, many of which were first identified through satellite images and aerial photographs and later verified during field observations and drilling. Figure 63 highlights the prominent structures discussed below.

The identified structures have been used to define a possible regional transtensional wrench-fault system determined by relative movements and inter-relations between the various individual structures. A transpressional system has also been proposed. The most significant regional structures within the Arista Project area are summarized as follows:

Río Grande System - Identified along the valley of the Río Grande River in the southern part of the area and is represented by a series of sub-parallel faults, oriented ENE - WSW with a complementary or conjugate sub-perpendicular system with an NW-SE orientation. This fault system seems to represent the regional trace of a right-lateral strike-slip fault.

Aire Lineament - Occurs as strong quartz vein (Aire vein) within the Arista mine, along the Aire creek and adjacent to the Arista mine road, striking N25˚W cutting the local andesite and rhyolite units. In the Arista mine area, this lineament changes orientation to the north and appears to intersect two other lineaments, Quiatoni and Higo.

Quiatoni Lineament - This lineament is oriented N60˚E and is located at the eastern side of the Arista mine. It cuts through andesite and a lithic agglomerate tuff unit. Other sub-parallel structures have been identified to the north of the Quiatoni structure, indicating a solid and broad structural system.

Switchback Lineament - Occurs as a sub-parallel structure to the Aire Lineament oriented at N17˚W. It is enclosed by pyroclastic volcanic rocks and rhyolite that constitute the Pilón dome. This lineament was intersected in drill hole 108030 as a significant fault zone.

Higo Lineament - Occurs along the Higo creek oriented N78˚W and is projected from the Arista underground mine to the Arista open pit mine. Outcrops exhibit quartz veins and veinlets along with fractures within the lineament system.

Arista Vein System - Consists of up to 40 cm thick vein exposed along Arista ridge oriented N45°W, 70°NE. Drilling has defined this significant vein system to a depth of more than 500 m and extending at least 650 m along strike with a thickness varying from 3 to 5 m. The vein corresponds to high-grade mineralization in the Arista underground mine workings.

Salina Blanca System - Composed of two parallel faults oriented N39°W with fault surfaces dipping to the NE bound sub-parallel structures. These are exposed on the northeast side of Cerro Colorado peak. The structure exhibits lateral and vertical movement, solid silicification, and stockwork quartz veins and often shows disseminated oxidation.

Crestón Fault - Exposed as a sub-vertical structure on the NW flank of Cerro Colorado, it strikes between N55°W to N70°W, with fault surface dipping to the SW. This structure is subparallel to the Escondida and Vista Hermosa fault systems, all of which define the SW flank of a horst structure defined by Cerro Colorado peak.

Escondida Fault - Occurs on the western side of Cerro Colorado peak as a normal fault-oriented N40˚W, dipping to the SW. At the Escondida mine area, where several small mine workings follow narrow veins, this fault is associated with a quartz vein and a rhyolitic dike and base metal mineralization.

Vista Hermosa System - Consists of a group of sub-parallel normal faults with an average strike of N40˚W, dipping to the SW. It is considered part of the “en echelon” fault system that includes Creston and Escondida in the southwestern area of Cerro Colorado peak. This system shows vertical movement and hosts quartz veining with associated mineralization.

Cerro Colorado Fault - Occurs as a curvilinear normal fault orientation N7˚E, N30˚E, and N70˚E on the western and north-western sides of Cerro Colorado peak, respectively. Quartz veins and mineralization are associated with the fault zone, an area nominated as the “Red Zone.”

Chacal Fault - Occurs on the northern side of the Chacal creek oriented N25˚E and exhibits evidence of lateral movement. This fault appears to have been displaced by the Escondida and Vista Hermosa structural systems.

6.3.1.3 Local Structures

A detailed structural examination from underground mine workings, surface exposures, and drill core intercepts (in the regional regime context) provides evidence of transtensional wrench-faulting as the dominant structural control at the Arista Project.

Consultants of SRK (Canada) performed site visits and subsequent desktop studies at the Project in 2012 and 2013, examining the kinematics and overall structural system (Vos et al., 2012; Couture, 2012; Kramer and Couture 2013). Their conclusions support previous conceptual models and are summarized below (Figure 65 and Figure 66):

●	The Arista Fault is a northwest-striking, steeply northeast-dipping fault zone that comprises breccia and colloform veins and exhibits evidence for sinistral strike-slip fault movement. It comprises two main segments oriented at 305° and 280° (100°).
●	The Alta vein and Vein 3 are northwest-striking, sub-vertical fault zones comprising breccia and colloform veins and exhibit evidence for sinistral strike-slip fault movement with minor components dip-slip movement; additional post mineralization offset is oriented at 345°.
●	The 100 vein, renamed as Vein 1 (Arista NW trend transitioning to Santiago vein), is a 100° (280°)-striking, sub-vertical extensional vein that comprises breccia colloform veins, and exhibits evidence for normal-dextral movement along with a rare sub-fault bounding the vein.
●	The Baja vein is a 320°-striking, sub-vertical extensional vein that comprises mainly colloform veins and limited breccia and exhibits only a narrow fault zone along its walls.
●	Post Mineral Faults - approximately 345° (165°) striking, sub-vertical sinistral strike-slip faults offset gold-silver-lead-zinc-bearing veins and are interpreted to post-date mineralization.

Late structural events are suspected of playing a significant role in the current configuration of vein positions (Figure 66), with the most prominent trend-oriented 340-350° (sinistral strike-slip, ± oblique thrust). Many veins, including Baja, exhibit internal deformation (multiphase concurrent with mineralization and post mineralization), and several veins and splays, including Arista and Vein 3, are suspected of having been juxtaposed side-by-side by the post mineralizing events, such that an artificial thickening of veins results from transposition or “stacking.” To support this interpretation, evidence has been documented on measurable fault surfaces exposed in the upper levels of current mine workings on the Arista fault vein, Vein 3, and Baja vein. Likewise, bonanza grades have been attributed to these intersecting structural sites.

N
σ3
σ1
A
A'
?
?
A'
Alta vein
Vein 3
Arista fault-fill vein
Baja vein
A
Cross-section

Figure 6-5: Simplified early structural framework for the Arista System highlighting fault-vein geometries; inset photo illustrates outcrop expression of dilation jog as favorable sites for vein/mineralization (mod. from Vos et al., 2012).

σ3
N
?
?
?
?
Alta vein ?
Vein 3
Arista fault-fill vein
Baja vein
σ1

Figure 6-6: Generalized late structural framework, Arista System; shows post-mineralization deformation of the Arista vein system (mod. from Vos et al., 2012).

A consultant geologist performed additional structural work in 2018 (Hohbach, 2018) on the Switchback vein system, where similar transposition features are also seen in the principal veins. Hohbach identified four main mineralized structural orientations, which are, from oldest to youngest:

1.F290-305°: parallel to regional features such as the Rio Grande trend, with oblique-slip and right lateral motions interpreted; often associated with higher-grade mineralization.
2.F310-320°: normal faults with dip to oblique-slip movements, with generally confined mineralization.
3.F340°: parallel deep-seated fractures. With generally confined mineralization and an association with late felsic dykes.
4.F090-270°: swarms of E-W fractures. They are generally very steep and can host narrow high-grade veins; Hohbach postulates that they are conjugate to the F290-305° set.

Hohbach also identified several preferred post-mineralization orientations, namely: FN0°, F60°, F90° (which can be confused with the mineralized set and can have notable offsets), and F325-330°, which can manifest as significant fault zones with significant gouge thicknesses. All can have fault gouge and show minimal mineral alteration.

Most of the mineralized orientations correlate to directions identified by SRK for the Arista vein system.

6.3.2Alta Gracia Project

Since April 2010, DDGM’s on-site geologic staff has reviewed available information and conducted geological reconnaissance and semi-detailed surface and underground geological mapping on the Alta Gracia Project (Figure 67). The recorded information included lithology, structural, alteration zone features, and hand sample locations. Previous information based on aerial photographic interpretation and field data were incorporated in the geologic map.

6.3.2.1 Stratigraphy

The sedimentary and volcanic units mapped at Alta Gracia are like those observed at the Arista Project. Known vein occurrences are mainly hosted in andesitic and rhyolitic units of the Cenozoic age.

The rock units mapped on the Alta Gracia Project can be divided as follows:

Cretaceous-age basement sedimentary rocks (Ksm Ar-Lu) - consist mainly of sandstone and calcareous sandstone units. These units are deformed with numerous folds in moderate to thinly bedded strata. Thick Cenozoic volcano-sedimentary cover also unconformably overlies the Cretaceous sedimentary units. Basement rocks can only be observed in the roadcuts of the Pan-American Highway 190 in the vicinity of the town of San Juan Guegoyache. These rocks possibly correlate with the unit informally named “Black Breccia” of the Arista Project. The basement rocks have not been encountered in DDGM’s drill holes, possibly due to the elevation difference between the zone where the basement crops out (1,100 masl) and the drilling area (1,600 masl).

Cenozoic-age volcano-sedimentary units - consist mainly of pseudostratified tuffs of intermediate composition that vary from ash tuffs to volcanic breccias, medium to coarse-grained texture, and contain principally subangular clasts. Pyroclastic units are locally intercalated with porphyritic andesite flows (Tm Tan-Sed) that are possibly up to 400 m in thickness. The texture is generally aphanitic with the presence of quartz and feldspars. The thickness varies and ranges from one to a few meters up to 150 m, based on observations in drill holes completed to date. Also present are localized, possible calcareous horizons with interbeds of colloidal silica within the volcano-sedimentary units. These “exhalative” horizons can easily be confused with limestones interbedded with chert. Rhyolitic flows generally overly the pyroclastic and andesite units and crown the tops of the hills that make up the Alta Gracia area in the vicinity of historic mine workings. Rhyolite flows are typically white but become either yellow or brown when weathered.

Intrusive dikes of possible granodioritic and felsic composition (Tm Gr, Tm Ry-Fel) - are also present in Aguacatillo Creek (arroyo). In some drill holes, hypabyssal rocks of probable monzonitic composition have been encountered.

6.3.2.2 Structures

The structural geology of the Alta Gracia area is somewhat masked at the surface by the presence of expansive soils and vegetation. However, numerous quartz veins are in accessible underground workings and prospect pits at Alta Gracia. Veins are mainly hosted in rhyolite at the surface, and andesite was developed in deeper underground mine workings. Two dominant vein trends have been mapped: N30°E dipping 65° - 85°NW and N50°E dipping 65° - 85°NW. Vein widths generally average from 0.2 to just over 2 m (true width). At least nine significant veins/vein systems have been identified at Alta Gracia that include the following:

Mirador Vein - The Mirador vein is a fissure filling vein hosted in andesite with a bearing 240°-250°, a dip of 60°-80°NW and a variable thickness of 0.80 m to 1.80 m. The Mirador vein is offset by a system of transverse faults bearing 340°-350°, dipping 45°-60°NE, with displacements of 1 to 11 m.

Huaje Veins - Two principal parallel veins, separated by 25 to 75 m, comprise the Huaje vein system. These veins strike from 230°-240° with a dip of 65°-70°NW and variable thicknesses from 0.80 to 0.90 m. The Huaje veins occur along faults hosted in andesite.

San Juan Veins - The San Juan and at least five subparallel ancillary veins, strike 200°-210° with a dip of 60°-80° NW and a variable thickness of 0.30 m to 1.20 m. The veins are hosted in rhyolitic flows.

Victoria Vein - The Victoria vein strikes 210°-225°, dipping 70°-80°NW, and has a variable width from 0.15 m to 0.60 m. It is hosted in rhyolite flows.

Independencia Vein - The Independencia vein has a bearing of 240°-250°, a dip of 60°-80°NW and average thickness of 0.40 m to 1.20 m with intervals of up to 10 m (pinch and swell). It is mainly hosted in rhyolitic flows.

Aguacatillo Veins - The Aguacatillo area is comprised of two vein systems with very similar strikes of 040°-050°, dipping 80°-85°SE, and thicknesses varying between 0.25 m to 0.50 m. Rhyolitic flows host veins to the west and the east. They occur in andesitic tuff.

Chamizo Vein - The Chamizo vein has a bearing of 260°-280° and dips 45°- 70°NW. The vein contains good base metal values over very narrow widths (0.10 - 0.30 m). The Chamizo vein is hosted in andesitic tuff.

Navajas Veins - Navajas veins consist of a system of subparallel veins of variable thickness (0.20 - 0.30 m) with a bearing of 030°-040°, a dip of 70°-80°SE and contain significant levels of gold and silver. The veins are hosted in rhyolitic flows.

Base Metal Prospect - A prospective area with significant base metal showings in the southwest part of Alta Gracia. Mineralization is hosted at the rhyolite tuff and andesite contact with abundant carbonate flooding and local fault gouge. Geologic mapping indicates that the zone lies at the intersection of three structures. The intersection coincides roughly with an N45°E trending fault/contact between andesite and rhyolite.

El Aguacate
Huajes Prospect
Mirador
Independencia
San Juan
La Victoria
El Chamizo
N
794000
794500
795000
795500
796000
Alta Gracia Project
Vetas
Infered
Vein
Fallas_I
Inferido
Inferido
Lineamiento
Roads_AG
topo_ag_5m_clip
lithology_ag
Andesite
Granodiorite
Rhyolite dike
Rhyolite flows
Sandstone-Limestone
felsic
1:8,000
130 65 0 130 260
Meters

Figure 6-7: Plan Map Showing Geology and Vein Targets/Prospects at the Alta Gracia Project.

6.4Description of Mineralized Zones

DDGM area mineralization occurs as structurally controlled epithermal deposits in veins and stockwork zones consisting of concentrations of sulfides containing gold, silver, lead, copper, and zinc, associated with gangue minerals such as quartz calcite and other minor minerals. The economic mineralization at the Arista mine is gold, silver, copper, lead, and zinc. Structurally controlled epithermal veins and stockwork zones at the Alta Gracia Project (Mirador and Independencia vein systems) contain mainly silver-gold bearing sulfides. The economic mineralization currently exploited at the Alta Gracia Project is only gold and silver.

Primary sulfide mineralization within the mineralized structures contains pyrite, galena, sphalerite, argentite, chalcopyrite, and other silver sulfosalts associated with quartz and calcite as gangue minerals, which are found at depth.

Weathering of the mineralization has caused oxidization and shallow secondary enrichment zones containing halides (cerargyrite), sulfosalts (pyrargyrite, stephanite), carbonates (cerussite, hydrozincite), sulfates (anglesite), silicates (hemimorphite, willemite), and iron oxides (hematite, limonite, goethite, etc.) that may reach depths of up to 150 m from the surface outcrops. Other mineralization indicators recorded in the rocks, such as alteration-replacement events, include the presence of alunite-natrojarosite-jarosite and widespread sericitization and potassium alteration (adularia), especially at the Margaritas and Trenes properties.

A petrographic study (Hansley, 2014) indicated additional species of silver sulfosalts and sulfides, including miargyrite, freibergite, and acanthite, associated with mineralization, particularly at the Alta Gracia Project. Samples from Splay 5 at the Arista mine exhibited abundant gold intimately associated with chalcopyrite, pyrite, and galena. Other vital observations included:

●Disequilibrium features representing possible hybridization of intrusive units (Chacal-Escondida-Fossil Bend areas),
●	Alteration assemblages such as widespread sericitization and potassium alteration (including adularia) at the Margaritas and Trenes properties, and
●The associated Na-K alteration (alunite-natrojarosite-jarosite) indicates a hypogene event in the district.

A
A’
1000 m asl
900 m asl
800 m asl
700 m asl
600 m asl
500 m asl
400 m asl
300 m asl
Rhyolitic Dome
Arista Ridge
Colluvium
Volcanic - Sedimentary Sequence
Arista Mine
Andres Fault
Volcanic Andesitic Complex
Homero Fault
Switchback Vein System
Rhyolitic Dike
Arista Vein System
Rhyolitic Dike
Hypabyssal Andesite
Cretaceous Sediments
meters
0
50
100

Figure 6-8: Arista Mine Schematic Cross-Section View Looking Northwest at the Arista and Switchback Vein Systems.

Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins. Vein intersections are the local site of important historic bonanza mineralization. Overall, the style of mineralization is pinch-and-swell, with some flexures resulting in closures and others generating broad cymoidal breccia zones. A schematic cross-section through the Arista mine illustrates the general geologic configuration based on drilling intercepts (Figure 68). Historic production from the Arista underground mine (part of the Arista Project) was mainly extracted from two principal veins, the Arista and Baja, and related splays within the Arista vein system. In recent years, and prior to 2024, production mainly focused on the Switchback vein system with extraction principally from the Soledad vein and associated splays and faulted offset segments, including the Selene and Susana veins. During 2024, production at the Arista underground mine occurred from both the Arista and Switchback vein systems. In 2025, underground production continued from the Arista and Switchback systems and also included initial mining from the Three Sisters vein system.

Other significant veins and deposits at Arista include the historically exploited Aire and Aguila Manto veins as well as the Three Sisters vein system (including the Sandy 1, Sandy 2, Sasha 1, Sasha 2, Sadie 1, and Sadie 2 veins), located between Arista and Switchback. In 2023, exploration drilling discovered the Gloria vein system situated immediately northwest of and associated with the basal portion of the Three Sisters system. Historic (pre-GRC) underground production was also extracted from the Mirador and other veins at the Alta Gracia Project. DDGM production at Alta Gracia has been from the Mirador and Independencia vein systems.

6.4.1Arista Mine

6.4.1.1 Arista Vein

The Arista vein consists of multiple parallel veins and splays of varying lengths and widths associated with the predominant fault bounded structure. The vein is partially enclosed in strongly silicified rhyolite breccia, including stockwork zones related to the vein. The veining is also associated with the structural contact between hypabyssal andesitic rocks and Cretaceous sediments (Black Breccia). Mineralization is multi-phase (related to discrete structural and leaching events within the bounding fault), and restricted mineralogy is associated with variable grades and textures from fault contacts inward. Mineralization occurs within a range/mix of breccia, colloform banded quartz, crustiform quartz, and multi-phase banded sulfides with coarse-grained quartz intergrowths. Base-metal sulfides include massive galena, sphalerite, and chalcopyrite; ± disseminated remnants of pyrite; ± trace rhodochrosite; later quartz veins cut through sulfides; other trace sulfides include euhedral arsenopyrite overgrowths on dendritic native silver, magnetite, pyrrhotite, pyrite, acanthite, bornite, and tetrahedrite-tennantite. Areas of secondary sericite, clay, and microcrystalline quartz are often observed in petrographic analysis with complex intermixtures of hydrothermal, metasomatic, and retrograde minerals, including cordierite diopside, albite, calcite, epidote, adularia, chlorite, and clay. EM-EDX analyses confirmed the presence of argentite and freibergite associated with the leaching of base metals. Gold and silver are suggested to occur late in the paragenetic sequence (after base metal sulfides and after a leaching/fracturing event). Gold occurs as micron-size “inclusions” in “recrystallized” arsenopyrite around vugs; antimony also appears related to gold based on petrographic evidence (Hansley, 2012).

Underground production and exploration of the Arista vein have been developed for more than 600 m of ore grade mineralization along strike and on multiple levels. The surface expression of the Arista vein consists of a narrow zone of silicified outcrop with a very weakly mineralized quartz vein of 20-25 cm width. The Arista vein was first accessed by cross-cutting on Level 2 at 872 masl, where it occurs as a narrow vein (35 to 40 cm). In the mine at Level 4 (831 masl), the vein has a 5.5 m true width. Figure 6-9 illustrates typical vein morphology in underground workings at the Arista mine.

Figure 6-9: Typical Colloform Banded Style of the Arista Vein; Arista Mine Level 6. Vein is nearly 5 m wide from foot of miner to upper right of photo as indicated by yellow arrows.

6.4.1.2 Baja Vein

The Baja vein was discovered during an exploration drilling program on the Arista vein and generally hosts high-grade silver mineralization. The Baja vein occurs as a 1.0 to 1.5+ m wide mineralized structure with mineralization hosted within fractures and associated with crustiform features filling opened spaces. The vein comprises several splays and parallel veins of varying lengths and widths, including Splay 66. The general orientation is 310°-320°, dipping 70°SW to vertical, and has been developed, to date, by underground workings in the Arista mine between 460-800 masl elevations. It has a strike length (defined through drilling) of at least 500 m. The vein typically consists of multi-phase vuggy textured, crustiform banded, coarse-grained quartz, with some quartz replacement of carbonate; in addition, adularia replaced by carbonate has also been noted. Sulfides include fine to very fine-grained and banded occurrences, often disseminated at vein contacts. These are characteristics: bladed galena (possibly replacing carbonate), massive sphalerite, coarse stibnite, fine-grained and disseminated chalcopyrite, and pyrite. Other significant sulfides include proustite (Ag3AsS3), pyrargyrite (Ag3SbS3), and other silver minerals. Petrography has identified sub microscopic gold and argentite (after base metal sulfides), antimony associated with gold, and trace amounts of kyanite, corundum, and garnet.

6.4.1.3 Aire Vein

The Aire vein is located about 100 m west of the Arista vein and is oriented 345°, dipping 70° SW to vertical. It is hosted mainly by andesite, with some rhyolite occurring to the east of the vein. The Aire vein has been traced for over 400 m along the strike. Mineralization styles are similar to those veins previously described with abundant vuggy, replacement (after carbonate), coarse and cruciform quartz (locally recrystallized). Sulfides often occur as massive masses and include sphalerite, galena, proustite (microveinlets in sphalerite), disseminated arsenopyrite, and native silver. Accessory minerals include abundant corundum (inclusions in quartz), adularia (as microveinlets) replaced by alunite, rhodochrosite rhombs (suggested as late-stage or post-event), calcite, sillimanite and kaolinite, fine-grained K-spar and rounded zircon. While not economically significant, its exploration led to the discovery of the Arista mine.

6.4.1.4 Soledad Vein (Switchback Vein System)

Surface mapping in the ‘’Switchback’’ Hill area, approximately 500 m northeast of the Arista underground mine, indicated the presence of an NNW-SSE trending porphyritic felsic dike with associated intense sulfate (gypsum) alteration and minor quartz-amethyst veining, sub-parallel to the Arista vein system. Geochemical rock chip samples taken by DDGM geologists from this altered zone returned base metal anomalies with weakly elevated silver values. Subsequent holes drilled from the Arista mine underground workings along the strike to the south of this area intercepted multiple zones of well-mineralized vein material associated with a strongly porphyritic felsic dike.

Like the Arista vein system, the Switchback vein system consists of subparallel veins, faulted offsets and splays of varying length and width. The principal vein for economic exploitation is the Soledad vein along with associated splays, and faulted offsets, which have been locally named separate veins (e.g., Selene and Silvia). To date, several significant veins have been identified: Soledad, Selene, Silvia, Sofia, Sagrario and Susana. The quartz +/- minor calcite/dolomite/ankerite veins are hosted in andesite and associated with altered rhyolite porphyry dikes, and contacts to the Cretaceous sediments (“Black Breccia”), characteristics similar to the Arista vein. The host rocks of sediments/hornfels, andesite and rhyolite are often strongly silicified and pyritized with locally intense quartz stockwork veining. Rhyolite dykes are observed to be both pre- and post-mineral; strong evidence that they are coeval and have an association with mineralization.

The Soledad vein is generally NW to NNW striking, and 55-70°NE dipping. However, notable flexures occur along strike and along dip, with sectors of the vein being almost EW or NS striking, while vein dips can be vertical or locally up to 70°SW dipping (in the central NW section of the vein). In the SE, the vein is more regularly NE dipping with azimuths of 320°-350° predominating. In the NW sector azimuths of the vein vary from 270°-360° and dips from 70°SW to 60°NE. The vein appears to have developed along several sigmoidal structural zones, with the principal sigmoid associated with the strongest mineralization. The Soledad vein is typically brecciated with fragments of quartz and variably bleached, silicified andesite wall rock fragments with a multi-phase quartz matrix. Carbonates are generally a minor component of the veins. Colloform and/or crustiform textures are common with bands of quartz, sphalerite and galena in places encrusting breccia fragments. Bands of white or amethyst quartz are also present, the latter being both an early and late feature. The breccia matrix mainly consists of fine-grained, dark grey quartz; the dark color due to the presence of very fine-grained pyrite. Small, drusy quartz crystals filling vugs are observed locally.

Abrupt changes in styles of veining are evidence for transposition and multiple mineralization events.

The vein mineralization comprises of pyrite with varying amounts of sphalerite and galena, commonly banded (where crustiform textures dominate) or disseminated in the breccia zone, as well as chalcopyrite. Semi-massive sulfides are locally observed. On a microscopic scale, patches and massive zones of sulfides as well as banded zones, notably sphalerite, show dendritic textures (Gissler, 2020 pers. comm.). Gold mineralization occurs at various levels of exploitation. Stronger gold mineralization, especially at deeper levels, is associated with intersections with other vein structures, e.g., the NNW Sofia vein, or structural flexures. Gold mineralization is generally stronger in the upper levels of exploitation. Silver enrichment is generally associated with zones of gold enrichment although there is no intimate relationship; a well-defined zone of silver enrichment is in the south-central section of the vein.

The wall rocks have been altered by silicification, carbonation, and pervasive argillization (smectite-illite-sericite). Hansley (2014) found pyrophyllite and kaolinite as alteration minerals in a rhyolitic dike associated with veining and cut in hole 513028, an indication of acid-sulphate alteration at the time of mineralization.

6.4.2Arista Manto Vein

The Manto vein consists of shallow dipping near-surface epithermal quartz vein oriented 070°, dipping 30° SW. It is composed of sugary to coarse-grained quartz hosted in volcanic hydrothermal breccia (consisting of large blocks of volcanic fragments and tuff). The host rock consists of pyroclastic rhyolitic deposits with bedded structure and textures varying from breccia tuff to lapilli and ash tuff, which is highly silicified and cut by quartz veinlets generating a stockwork, and with strong oxidation after pyrite and marcasite. Some of the fragments within the breccia zone are un-silicified and include fragments of basement sedimentary rocks. Typical mineralization is microcrystalline to coarse and vuggy quartz hosting dominantly “horn silver” cerargyrite (AgCl), with the sulfosalts jamesonite and boulangerite present in vugs. In thin polished section, gold appears exclusively within the “horn silver” and occurs with traces of pyrite, electrum, native silver, chalcopyrite, covellite, ± galena. Large black to red oxides are also associated with antimony (bindheimite) and traces of native gold. Accessory minerals include disseminated calcite or aragonite and microcrystalline quartz, jarosite (after pyrite), illite (associated with quartz), leucoxene, and anatase (Hansley, 2008).

6.4.3Alta Gracia Veins

The Alta Gracia Project hosts multiple sub-parallel veins and splays of varying length and width. Visible silver mineralization observed in the Alta Gracia veins includes accessory sulfide and sulfosalts such as pyrargyrite-proustite, arsenopyrite, abundant (3-5%) high color euhedral, and disseminated pyrite, sphalerite, traces of covellite, jamesonite, tetrahedrite, stibnite, and galena. Vein textures include carbonate coatings on quartz, bladed carbonate replacement by silica, banding/cockade white to grey quartz, drusy quartz coatings, massive amethyst, and open space voids and clay fillings. Other evidence for the presence of mineralization includes minerals such as malachite-azurite, limonite-hematite, and other oxides; argillization alteration as pervasive kaolinite, sericite, and illite, as well as zones with vuggy silica flooding.

Locally abundant pervasive silicification is present and commonly associated with disseminated pyrite. Examples of mineralized quartz veins at DDGM are shown in Figure 610.

Figure 6-10: Examples of mineralized quartz veins at DDGM.

A) Colloform banded and crustiform quartz and banded sulfides of the Arista deposit from mine Level 5 - note red banded mineralization in center (and throughout) is coarse ruby silver bordering banded quartz; view 0.5 m wide.

B) Underground photo of narrow, low-sulfidation quartz vein from the Alta Gracia Project.

C) Drill core from Alta Gracia showing banded white to dark-gray quartz, open-space drusy quartz coatings, sulfides of pyrite, silver sulfosalts and arsenopyrite.

6.5Mineral Deposit Types

The San Jose de Gracia and Alta Gracia gold-silver sub-districts within the DDGM area are characterized by epithermal vein deposits with low- to intermediate-sulfidation mineralization and quartz-adularia-sericite alteration. The veins are typical of most epithermal gold-silver vein deposits in Mexico with respect to the volcanic and/or sedimentary host rocks, paragenesis and mineralization tenor. Mineralization at Alta Gracia is consistent with a low-sulfidation epithermal deposit (Corbett, 2008; Figure 611). The Arista mine vein systems are intermediate-sulfidation in nature, consistent with deposit styles described for Mexican epithermal systems (Camprubí & Albinson, 2007) and classified as polymetallic Ag-Au by Corbett.

HIGH SULPHIDATION EPITHERMAL Au
LOW SULPHIDATION EPITHERMAL Au-Ag
diatreme
steam heated alteration
permeable horizon
RIFT
sinter
phreatic breccia
travertine
diatreme
acid sulphate alteration
silica
BRECCIA
LITHOLOGICAL
STRUCTURAL
EPITHERMAL QUARTZ Au
SEDIMENT HOSTED REPLACEMENT Au
CARBONATE-BASE METAL Au
EPITHERMAL BANDED CHALCEDONY GINGURO Au-Ag
meteoric water
POLYMETALIC Ag-Au
POLYMETALIC Au-Ag
QUARTZ SULPHIDE Au ± Cu
MnO2
limestone
marl
WALLROCK PORPHYRY Au-Cu
PORPHYRY Cu-Au
REPLACEMENT
EXOSKARN
ENDOSKARN
MINERALIZATION
Banded tension vein
Fissure vein
Sheeted vein
Stockwork vein
Breccia fill
Lithological control
Disseminated
Fluid mixing
FLUIDS
Rising mineralised magmatic fluid
Circulating meteoric-dominant water
Collapsing evolved fluid
A - low Ph
B - bicarbonate
O - oxygenated
Rising volatiles
Corbett
Model_2017

Figure 6-11: Conceptual model illustrating different styles of epithermal, magmatic arc mineralization (From Corbett, 2008).

Epithermal systems form at shallow crustal levels, commonly associated with hot-spring environments, and typically extend to depths of a few hundred meters. Hydrothermal processes are driven by residual heat related to volcanic activity. As thermal waters rising through permeable structures, they may reach pressures low enough to induce boiling. Boiling is an important control on metal precipitation and can limit the vertical extent of mineralization where boiling and deposition are confined to a relatively narrow range of thermal and hydrostatic conditions. In many systems, however, repeated healing and re-opening of structures can occur, resulting in episodic vertical migration of the boiling zone and mineralization that spans a broader elevation range.

Because epithermal mineralization is largely controlled by the filling of open space and fractures, vein geometry and continuity are strongly influenced by the permeability, orientation and kinematics of the host structures. Mineralization commonly focuses in dilatant zones where fractures branch, intersect or change orientation, and may also be influenced by wall-rock competency contrasts and the mechanical behavior of individual lithological units.

Low- to intermediate-sulfidation deposits formed from hydrothermal fluids that are near neutral in pH, typically resulting in limited acidic alteration of the host rock. Hydrothermal fluids may be focused within discrete fractures forming vein deposits or may migrate through permeable lithologies such as poorly welded ignimbrites, where precious metals can be deposited in a disseminated manner. Characteristic alteration assemblages include quartz, illite, sericite, and adularia, typically developed within veins and/or in adjacent wall rocks. Prominent DDGM veins commonly exhibit silicification halos.

Epithermal gold-silver deposits in Mexico commonly exhibit a sub-horizontal ore horizon that may extend approximately 300 to 1,000 m vertically. High-grade ore shoots are commonly associated with boiling hydrothermal fluids. The ultimate minimum and maximum elevations of the mineralized horizons at DDGM have not yet been established. Recent production spans an approximate range of 465 m in the Arista vein system (875 to 410 masl), 320 m in the Switchback system (640 to 320 masl), and 80 m in the Three Sisters system (860 to 780 masl). Drilling has extended the interpreted mineralized horizon in the Switchback system by an additional 200 m vertically, to approximately 175 masl.

Similar geologic characteristics are present in other mining districts in Oaxaca. One example is the San José mine (near Oaxaca City), where mineralization has been reported to span vertical elevation ranges greater than 600 m.

6.6Comment on Section 6

In the opinion of the QPs, the current understanding of the Arista and Alta Gracia vein systems/mineralized zones, the geologic setting, lithologies, and structural and alteration controls, is sufficient to support Mineral Resource estimation.

The Alta Gracia Project is characteristic of a low-sulfidation epithermal system, while mineralization within the Arista mine  is characteristic of intermediate-sulfidation epithermal systems with significant base metal components.

Overall, the geologic understanding and epithermal deposit models for the Arista Project (including the Arista mine) and the Alta Gracia Project are considered adequate to support mine planning and ongoing exploration.

7.EXPLORATION

7.1Introduction

GRC acquired its first Arista Project properties in 2003 and initiated exploration the same year, with initial work focused on the Manto vein (Aguila deposit). The Aguila and Arista deposits occur within historic mining districts that were largely inactive since the 1950s (Lopez et al., 2012). The Alta Gracia Project is located in a separate sub-district and has seen limited modern activity prior to GRC’s involvement. Numerous small-scale workings and prospect sites occur across the district, including underground adits developed on shallow-dipping, manto-style mineralization.

From 1998 to 1999, prior to GRC’s involvement, Apex Silver Mines Corporation (“Apex”) conducted geologic mapping and surface sampling and completed an 11-hole reverse circulation (“RC”) drilling program totaling 1,242 m targeting the Aguila shallow dipping manto-style deposit. Limited information from this work is available.

Exploration at DDGM has applied a range of techniques, including soil and rock-chip geochemical sampling, geologic mapping (regional and detailed), structural mapping and interpretation, petrographic and fluid inclusion studies, geophysical surveys at multiple scales, specialized technical reviews, and drilling. Initial RC drilling was completed on the Manto vein in 2003. Since 2005, GRC has maintained near-continuous drilling activity, predominantly diamond drilling, and drilling is discussed in more detail in subsequent sections.

DDGM exploration has focused primarily on two areas: (i) the Arista Project Area, including the Aguila open pit and Arista underground mine areas, which host the Manto and Arista-Baja veins and the Arista, Switchback, and Three Sisters vein systems, along with related ancillary structures; and (ii) the Alta Gracia Project area, including the Mirador and Independencia vein systems and associated targets. Additional mineralized zones and properties have also been evaluated, including reconnaissance and/or preliminary drilling at Escondida, Chacal, Salina Blanca, and Pilón within the Arista Project area, as well as targets on the Margaritas and Rey properties.

Primary exploration objectives include delineating extensions of known vein mineralization along strike and at depth and other identifying additional sub-parallel veins and outlying targets within the contiguous claim blocks that comprise the Arista and Alta Gracia Projects. Continued exploration is expected to focus on identifying economically viable mineralization to support mine life extension. As with all exploration programs, uncertainties and risks remain associated with testing new areas and extensions to known mineralization. Many gold and silver-bearing veins within the DDGM concessions have not been fully explored, and mineralized veins are also known on the Fuego property immediately south of the main concession block, which warrants additional evaluation. To date, most detailed work has focused on the Arista, Switchback and Three Sisters vein systems within the Arista Project and the Mirador, Independencia and other veins within the Alta Gracia Project.

7.2Non-Drilling Exploration Methods

7.2.1Mapping

Geologic mapping, including compilation and integration of various data sources for the Arista Project, has provided a cohesive base for exploration targeting. During initial exploration, period published maps and geologic investigations (including isotopic and geochemical analyses; petrographic, structural, and mineral resource studies; regional lithologic definition and correlation and aerial photographic interpretation) were compiled and incorporated into maps, and local definition of lithologic units for both surface and mine geology was established. From 2003 to 2007, GRC geologic staff and consultants completed semi-detailed geologic mapping of the Arista Project area at a scale of 1:5,000. Mapping information, including lithologic, structural, and alteration features, was recorded digitally using handheld GPS-enabled devices and the GeoInfomobile™ and TerraMapper™ software platforms. These data were stored in a Microsoft® Access® database and imported into ArcGIS™ software for analysis and visualization. Beginning in January 2024, DDGM migrated its exploration and geology data management from the legacy GeoInfo Tools/Microsoft® Access®  environment to Seequent’s MX Deposit platform. Detailed mapping has also included examination of accessible historic mines and other surface workings. Mapping together with rock chip sampling, has aided in delineating individual veins and splays at surface, defining associated altered zones for follow-up drill targeting, and identifying host rock units related to mineralization.

7.2.2Geochemistry

Surface geochemical programs have been fundamental to exploration at DDGM. Stream sediment sampling and rock chip sampling have been completed across much of the project area, supplemented by systematic-grid soil sampling and trenching in selected target areas. Geochemical results have been used in combination with mapping and other datasets to prioritize targets, delineate altered and mineralized corridors, and support drill planning.

7.2.2.1 Stream Sediment Geochemistry

The discovery of the Arista deposit was aided by a regional stream sediment geochemical survey completed across the property in 2006. The study results were reviewed by Jaacks (2007) and indicated a strong gold anomaly in the drainage downstream from the Aguila Open Pit and extending toward the Arista deposit area (Anomaly #1). Anomalous Ag, As, Sb, and Hg were shown to accompany the Au anomaly and extends at least 1.5 km downstream from the deposit. In addition, the discrimination of seven other potentially anomalous catchment basins was noted within the property (Figure 71), and nearly all were shown to be associated with the occurrence of a rhyolite host rock. The regional anomalies are summarized in Table 71, and the related geochemistry from this study is shown in Table 72.

The initial investigation determined that stream sediment sampling can detect known mineralization, with Au dispersion extending between 0.8 and 2.0 km2 down-drainage from mineralized areas. Additional areas for detailed exploration were also identified along a regional west-northwest trending corridor believed to control gold mineralization.

Follow-up work consisted of infill stream sediment sampling along the regional structural corridor (with up to 4-6 samples per km2), local detailed rock chip sampling, and denser grid-based soil sampling within anomalous catchment basins to better define anomalies and prioritize targets for additional investigation, including drilling.

Table 7-1: Regional Anomalies – Location and Geology (Jaacks, 2007).

ANOMALY	SAMPLE	E- UTM14N	N- UTM14N	LOCATION	LITHOLOGY	ALTERATION
#	#
1	1973	807677	1846774	Aire - Higo creek	Rhyolite	Silicification
2	1975	807804	1846722	Aire - Higo creek	Rhyolite	Silicification
3	1977	808981	1845907	South El Aire road	Andesite	Silicification
4	2409	808534	1846516	Aire - Higo creek	Rhyolite	Argillic
5	2424	806928	1847523	Ink Water creek	Andesite	Propylitic
6	3017	805484	1847744	Chacal	Rhyolite	Argillic
7	3048	802925	1849130	Las Margaritas	Rhyolite
8	3062	803151	1849688	Las Margaritas	Rhyolite	Propylitic

Table 7-2: Regional Anomalies Geochemistry (Jaacks, 2007).

ANOMALY	SAMPLE	AU	AG	AS	BI	CU	HG	MO	PB	SB	SE	TE	TL	W	ZN
#	#	PPB	PPM	PPM	PPM	PPM	PPM	PPM	PPM	PPM	PPM	PPM	PPM	PPM	PPM
1	1973	139	14.1	392	0.16	13.8	0.21	5.03	17.3	46.4	2.9	0.05	0.6	0.29	31
2	1975	65	2.59	370	0.18	16.1	0.14	5.1	17.4	34.8	2.3	0.04	0.51	0.26	42
3	1977	107	0.17	18.9	0.29	11	0.03	1.28	11.7	1.52	0.2	0.03	0.14	0.26	99
4	2409	52	6.29	899	4.72	21.8	0.19	3.39	48.2	33.4	1.7	0.24	0.92	0.26	158
5	2424	268	3.59	624	0.16	24.2	0.25	7.1	22.9	18	3.5	0.02	2.24	0.41	102
6	3017	35	0.08	23	0.21	10.2	0.07	2.36	13.4	0.66	0.2	0.02	0.19	0.11	69
7	3048	100	63.9	19.3	0.09	13.8	0.4	1.06	99.7	1.53	1.1	0.02	0.12	0.05	133
8	3062	256	3.69	31.3	0.24	7.4	0.03	2	23.2	0.73	0.4	0.01	0.15	0.06	61

Jaacks (2007) also applied basic statistics, element-correlation analysis, and geochemical modeling to evaluate element associations and concluded that several distinct mineralizing signatures are represented in the data. Within the Arista Project, precious and base metals were interpreted to reflect two mineralizing events: (i) an earlier skarn event at depth, followed by (ii) the main epithermal event responsible for precious- and base-metal mineralization (Jaacks, 2007).

Geochemical sampling indicated a skarn-related signature characterized by the association of Au + Ag + As + Sb + Hg + Cu + Pb + Zn + Mo + Bi + W, consistent with Au-Ag-base metal veins developed in a skarn setting peripheral to an intrusion (Jaacks, 2007). A second, more restricted element suite of Au + Ag + As + Sb + Hg, suggests a signature typical of a volcanic-hosted epithermal Au-Ag vein system (Jaacks, 2007). Subsequent studies indicate that veins may be zoned from silicate/sulfide-dominant assemblages at shallower levels to increasing amounts of calc-silicate minerals at depth (e.g., Hansley, 2009 & 2012).

A third gold association consists of elements Au + Ag + Hg + Mo + Te + Bi, identified in an adjacent catchment basin on the Margaritas property. This association is interpreted to reflect a higher-level volcanic-hosted epithermal gold system that is chemically distinct from the Arista systems.

Figure 7-1: Regional Stream Sediment Anomalies (Jaacks, 2007).

7.2.2.2 Soil Sample Geochemistry

GRC has undertaken soil sampling programs over several areas, with most work undertaken on the Margaritas property and Alta Gracia Project areas. All samples from soil geochemistry programs have been submitted to ALS for analysis. Samples were prepared at ALS Labs Mexico (drying and -80 mesh sieve fraction). Analytical methods were performed on the pulps at ALS Vancouver utilizing 25g aqua regia digestion with an ICP-MS finish for Au. This analysis also included a suite of 51 elements with ICP finish (Method ME-MS41L). A summary of soil geochemistry programs undertaken by GRC on its concessions is given in Table 73.

Table 7-3: Summary of Soil Geochemistry programs undertaken by GRC from 2012 to 2023.

PROJECT	YEAR	LINE ORIENTATION		LINE SPACING (M)	SAMPLE SPACING (M)	TOTAL SAMPLES	PROGRAM AREA (HA)
El Rey	2011	0-180°	(N-S)	30	10	206	6.4
Las Margaritas	2012	90-270°	(E-W)	50	50	24	8
	2013	90-270°	(E-W)	50	50	249	61
	2014	35-215°	(NE-SW)	100	30	1,495	447
	2015	30-210°	(NE-SW)	100	30	1,657	521.6
	2016	30-210°	(NE-SW)	100	30	859	270.4
	2018	30-210°	(NE-SW)	100	30	574	216
Alta Gracia	2019	310-130°	(NW-SE)	100	30	288	85
	2020	310-130°	(NW-SE)	100	30	426	148.4
	2022	320-140°	(NW-SE)	100	100	974	922.8
	2023	220-040°	(SW-NE)	100	100	65	45.4

7.2.3Geophysics

Geophysical investigations aimed to delimit possible mineral concentrations or favorable structural settings related to mineable resources were undertaken progressively at the Arista Project and over DDGM’s concession area. These examinations have included airborne and ground magnetometry, airborne radiometry, and ground surveys of induced polarization and magnetotellurics. Specific geophysical programs completed include:

●	Ground magnetic survey performed by Zonge Engineering and Research Organization; Inc. completed in 2007.
●	Ground magnetic survey performed by Zonge Engineering and Research Organization; Inc. completed in 2011 & 2012: Follow-up to 2007 survey.
●	Titan-24 Direct Current (DC)/Induced Polarization (IP)/Magnetotelluric (MT) ground survey performed by Quantec Geoscience completed 2010.
●	New-Sense Geophysics Limited performed airborne magnetometry and radiometry in 2013.

Most geophysical surveys were completed along northeast-southwest oriented lines, perpendicular to the dominant structural trends. Delineation and interpretation of the source of geophysical anomalies were evaluated with respect to mapped geologic features. Extreme value contrast areas (i.e., with adjacent high and low magnetic responses), primarily if associated with lineaments, were primary targets, as they were related to alteration and potential mineralization. Magnetic responses of the Manto vein and the Arista zones were used as guides to identify other potential zones of interest.

Regional structural lineaments (including some vein systems) and other local structural fabric orientations were interpreted from detailed magnetic contrasts and often supported by corresponding MT and IP signatures. Radiometric signatures of uranium, thorium, and potassium helped follow up larger high-response magnetic delineated areas and often correlated well with intrusive or more intensely altered volcanic rocks. Potassium was considered a key indicator of hydrothermal alteration based on its association with the Arista and Manto deposits.

Interpreting the airborne magnetic data using standard digital image processing techniques and inversion modeling helped extend the interpretations of known mineralized structures and identify areas of potential magnetite destructive alteration and skarn mineralization (Ellis, 2013). The magnetic highs were generally related to buried intrusions, such as the sizeable magnetic anomaly outlined in Figure 72 for the Arista Project area. Integrating 3D modeling with geology helped define drilling targets at the mine scale and better understand the regional geology. For example, a distinct magnetic low is associated with the Arista epithermal deposit, whereas peripheral magnetic highs typically indicate mixed intrusive rocks and related skarn (Figure 73). It is noteworthy that the subsequently discovered Switchback deposit is associated with a magnetic low anomaly.

96°30' W
96°20' W
96°10' W
N
16°50' N
16°40' N
REY
ALTA GRACIA
MARGARITAS
CHAMIZO
AGUILA
(Arista Mine)
FUEGO
GRC Property Boundary
0
2.5
5
10Km

Figure 7-2: Aerial magnetic survey of the Don David Mine properties.

In Figure 72 magnetic highs (red and magenta colors) are interpreted to be generally related to buried intrusions. A possible intrusion is interpreted to lie below the Arista project area – see black outline (Ellis, 2013).

Magnetic highs
mixed intrusive
& skarn
Magnetic Highs in volcanics
andesite flow/dikes
Volcanics
Sediments
Intrusive
Magnetic Highs
in Sediments
Skarn
Intrusive Source Direction
Skarn Source Direction
Looking West

Figure 7-3: 3D Voxel model section view.

Figure 73 shows the amplitude component of the magnetic susceptibility inversion model from aerial magnetic survey in the Arista Project area (looking west). Red is high susceptibility and blue is low susceptibility. The Arista vein system is shown as black shapes (Ellis, 2013). In computer-based modeling or graphic simulation, a voxel is an array of elements of volume that constitute a notional three-dimensional space, especially each of an array of discrete elements into which a representation of a three-dimensional object is divided.

7.2.4Petrographic, Fluid Inclusion and Other Studies

Numerous investigators have been contracted to help characterize the geology and mineralization of the Don David Mine Projects in Oaxaca. Most studies have focused on the Arista Project itself, but work has also been undertaken on the Alta Gracia Project as well as on the Margaritas and El Rey properties.

Much work has focused on petrographic studies, with a summary of petrographic description studies given in Table 74. It should be noted that many studies contain only descriptions with no formal report.

In addition, fluid inclusion work on Arista and Alta Gracia veins has been undertaken by various researchers/authors, including Reynolds (2011, 2012), who noted that, “The nature of the quartz and the fluid inclusion textures within the quartz all indicate that the environment of precipitation is intermediate-sulfidation epithermal. Many different types of quartz are present in the core samples, and the highest temperature inclusions were found in the euhedral quartz crystals with homogenization temperatures of about 250°C and salinities of 1 wt% NaCl eq.”

He also stated, “Boiling fluids at such temperatures require that pressures during trapping of the inclusions were about 40 bars, corresponding to a depth of about 400 m from the water table. Furthermore, comparing these data with other Mexican intermediate-sulfidation (IS) type of deposits of Camprubí and Albinson in GSA Special Paper 442, 2007. It is possible that significant base and precious metal mineralization could continue for hundreds of more meters below the current level of exploration.” Two other notable studies are those by Cabrera Roa (2019) and Garrett D. Gissler (2023).

Table 7-4: Summary of Petrographic Thin and Polished section Studies.

YEAR**	ARISTA*	ALTA GRACIA	MARGARITAS	EL REY	EL FUEGO	DESCRIPTIONS BY
2020-2023	130					Gissler, G. D.
2018	2	4	3	2	2	SGM, Oaxaca
2014	15	4	11			Hansley, P.
2013	11	2	4			Talavera, O.
2012	86					Hansley, P
2010	4					UNAM
2009	32					Hansley, P./ Aquino, A.
2008	17					Hansley, P./ Aquino, A.
2007	61					Aquino, A./ Farfan, J.L.

* Includes Arista, Switchback and Manto deposits.

** Excludes samples of unknown provenance, or lacking detailed information (e.g. Cabrera Roa, 2019).

On-site field studies have been undertaken by authors such as Hedenquist (2008 & 2010) and Meinert (2010) on epithermal and skarn characterization, respectively, Jones (2008, 2013), who undertook work on the definition of possible calderas, and Lipman (2011) on an additional volcanic definition.

During 2020, petrographic and fluid inclusion studies were started as part of a doctoral study by Gissler (2023) of the Arista mine mineralization system. These studies were delayed with 2020 – 2021 advance affected by the COVID-19 pandemic but were completed in 2023 and made available in 2024.

7.3 Exploration Activities 2025

7.3.1Arista Project

Drilling during 2025 focused on underground infill and grade-control drilling within the Arista mine, primarily targeting the Arista and Three Sisters vein systems, with limited drilling in the Switchback vein system. The Arista and Switchback systems extend for over 1,500 m along strike and remain open along strike as well as up- and down-dip, with ongoing exploration continuing to expand their footprints.

Underground drilling at the Three Sisters system, located between the Arista and Switchback systems, has defined mineralization over approximately 750 m of strike length. Drilling in 2025 focused on infill and grade-control drilling to refine the geologic model and improve confidence in continuity and grade distribution within the Three Sisters vein system, which remains open along strike to the north-west as well as up- and down-dip. The nearby Gloria vein system, discovered in early 2023 and located immediately northwest and basal to the Three Sisters system, remains an important exploration feature, however no additional drilling was completed in 2025 to further refine its geometry or evaluate its economic potential. The Gloria vein system is a primary target for proposed infill and expansion drilling in 2026. Further details on drilling are reviewed in later sections of this report.

Limited surface geologic mapping and rock-chip sampling (La Milpa zone) in the immediate vicinity and north-west of the Arista mine (immediately west of the historic Aguila pit) were completed to support structural interpretation and to identify near-mine, near-surface oxide zones that could be considered for future mining and processing. No underground expansion (step-out) drilling or surface drilling was undertaken within the Arista Project area in 2025.

7.3.2Alta Gracia Project

In 2025, surface exploration activities on the Alta Gracia Project continued to focus on reviewing and interpreting geologic mapping and geochemical sampling campaigns completed in 2022 - 2023, including the Aguacatillo prospect soil geochemistry and rock-chip sampling program and the regional soil sampling program completed in late 2022 in the La Fundicion prospect area. These programs identified anomalous zones and clusters of gold- and silver-in-soil anomalies that warrant follow-up detailed mapping, rock-chip sampling and drill targeting. In 2025, historic Alta Gracia wireframes/solids, originally constructed in Vulcan, were imported into Leapfrog Geo to initiate detailed review and drill targeting and to provide a platform for future model refinement and upgrades.

In mid-November 2025, limited surface diamond drilling recommenced at the Alta Gracia Project. A total of six surface diamond drill holes totaling 1,121 m were completed targeting the southwest extension of the Mirador vein system toward the Independencia vein system. Results will inform future surface and underground exploration planning at Alta Gracia.

7.4 Exploration Drilling

The subsurface investigation by drilling has been a primary exploration tool at DDGM’s properties. To date, it has aided in defining three deposits mined on the Arista Project and two deposits mined on the Alta Gracia Project. Initially, in the 1990s, shallow testing (<100 m) was undertaken by RC drilling methods, prior to GRC’s involvement in the Project, to examine the sub-cropping, historic Aguila shallow-dipping, manto-vein deposit. During the early 2000s, a combination of RC and core drilling further defined the mineralization of the Manto deposit. In 2005-2006 drilling had succeeded in determining the early indications of the Arista deposit. In 2007, the “discovery drill hole” into the Arista deposit (hole 107080) was completed, and additional core and RC drilling confirmed the presence of significant mineralization. Subsequent drilling led to the definition of the heart of the Arista vein system, and by 2010, DDGM had declared official production at the Arista mine. By 2013, drilling had intercepted more than ten significant veins, most notably the Arista and Baja veins, and an equal number of vein splays of the Arista system. Other drill testing included flanking areas on the Arista Project, such as Escondida, Salina Blanca, Cerro Colorado, Fossil Bend, Chacal – Red Zone, Pilon, and other regional exploration targets, such as El Rey.

During 2013, the synthesis of exploration information led company geologists to examine a new area, the Switchback target, following up a suspected parallel structure about 500 m to the north-east of the Arista deposit. Favorable indications from geologic mapping and surface investigations of a hilly area along a narrow switchback road had intrigued the team, as it exhibited similarities to the Arista vein system, including the presence of an NNW-SSE trending porphyritic rhyolite dike along with gypsum (sulfate alteration), quartz vein fragments, minor quartz-amethyst veining, moderate-intense argillic and patchy intense iron oxide alteration all following a subparallel structural orientation, albeit offset to the northeast. Geochemical rock chips from this altered zone returned base metal anomalies with weakly elevated silver values. However, due to limited surface access, it was decided to utilize the nearest underground location in the Arista mine, some 500 m to the south-west, for drill testing. The initial drill program consisted of holes drilled from the Arista mine at shallow dips across to the Switchback target zone more than 500 m below and 700 m to the south-east of the mapped surface indications. The discovery drill holes included 513016 (the main hole) and drill holes 513023, 513024, and 513028 (wedge holes off the main hole). Continued drilling identified sufficient mineralization to justify development access into the Switchback deposit. Mining of the Switchback vein system began in 2017. Drilling of the Switchback vein system has been ongoing, and mineralization has been extended by drilling along strike as well as up- and down-dip.

Initial drill intercepts into what is now referred to as the Three Sisters vein system, were first encountered in 2017 from underground drill stations in the Arista vein system while testing for northern extensions of Switchback-related structures. Significant progress in defining the Three Sisters system occurred in 2022 and 2023 through targeted underground exploration drilling guided by geologic reinterpretation. In 2024, the geologic model for the Three Sisters and related Gloria vein systems was refined using available underground drilling data in support of the year-end resource update. In December 2024, DDGM initiated underground development on Level 3 to provide access for drilling and mining within the Three Sisters system, and initial production from Three Sisters commenced in 2025. The Three Sisters (and related Gloria) vein systems remain open to the northwest, up-dip, and at depth.

Drilling of targets outside the Arista Project area, which hosts the Arista, Switchback and Three Sisters deposits, has resulted in the definition of mineralization which has been mined on the Alta Gracia Project, with operations developed on both the Mirador and Independencia deposits, as well as defining the La Tapada vein on the Margaritas property. DDGM continues to prioritize drill targets based on field results and interpretation.

Total exploration drilling by DDGM as of December 31, 2025 amounts to 523,937 m in 2,158 drill holes (Table 75). Surface drill holes completed through December 31, 2025, at DDGM are shown in Figure 74, with all underground drill holes shown in Figure 75.

770000
785000
800000
815000
1870000
1855000
1840000
N
El Rey Project
Margaritas Project
Alta Gracia Project
Aguila Project
Santiago Matatlán (Cab. Mpal.)
San Dionisio Ocotepec (Cab. Mpal.)
San Baltazar Guelavila
San Pablo Güilá
Yaxe (Cab. Mpal.)
San Pedro Quiatoni (Cab. Mpal.)
San Pedro Totolapam (Cab. Mpal.)
Santa María Zoquitlán (Cab. Mpal.)
Gulf of Mexico
OAXACA
San José de Gracia
Gulf of Tehuantepec
bnos_todos_proyectos
0 2 4 8
km

Figure 7-4: Surface Drill Hole Location Map of the Don David Mine.

Table 7-5: Don David Mine Exploration Drilling Activity through December 31, 2025.

PROJECT & YEAR	RC - SURFACE		CORE - SURFACE		CORE - UNDERGROUND		TOTAL
	NO. OF	METERS	NO. OF	METERS	NO. OF	METERS	NO. OF	METERS
	HOLES		HOLES		HOLES		HOLES
Arista (includes Manto, Arista, Switchback & Three Sisters vein systems)
2003	63	3,840	5	52	0	0	68	3,892
2005	0	0	37	2,808	0	0	37	2,808
2006	0	0	13	1,688	0	0	13	1,688
2007	103	10,527	93	15,195	0	0	196	25,722
2008	0	0	46	17,220	0	0	46	17,220
2009	0	0	12	7,394	0	0	12	7,394
2010	0	0	36	14,000	0	0	36	14,000
2011	0	0	43	21,026	44	5,182	87	26,208
2012	0	0	62	32,204	78	8,994	140	41,198
2013	0	0	94	36,688	64	14,819	158	51,507
2014	0	0	69	29,999	25	10,753	94	40,752
2015	0	0	58	15,491	41	12,011	99	27,502
2016	0	0	0	0	53	15,535	53	15,535
2017	0	0	0	0	41	13,021	41	13,021
2018	0	0	0	0	28	12,308	28	12,308
2019	0	0	0	0	35	11,094	35	11,094
2020	0	0	7	3,180	38	9,471	45	12,651
2021	0	0	30	9,929	112	25,104	142	35,033
2022	0	0	0	0	183	35,102	183	35,102
2023	0	0	0	0	168	36,350	168	36,350
2024	0	0	0	0	87	12,761	87	12,761
2025	0	0	0	0	105	13,418	105	13,418
Arista Total	166	14,367	605	206,874	1,102	235,923	1,873	457,164
El Rey
2007	0	0	12	1,276	0	0	12	1,276
2008	0	0	36	3,997	0	0	36	3,997
Rey Total	0	0	48	5,273	0	0	48	5,273
Alta Gracia
2011	0	0	37	8,270	0	0	37	8,270
2012	0	0	12	3,262	0	0	12	3,262
2014	0	0	39	7,614	0	0	39	7,614
2015	0	0	9	2,554	0	0	9	2,554
2017	0	0	44	9,939	0	0	44	9,939
2018	0	0	20	4,279	0	0	20	4,279
2019	0	0	18	3,162	0	0	18	3,162
2025	0	0	6	1,121	0	0	6	1,121
Alta Gracia Total	0	0	185	40,201	0	0	185	40,201
Margaritas
2012	0	0	15	5,002	0	0	15	5,002
2013	0	0	9	3,033	0	0	9	3,033
2015	0	0	23	10,409	0	0	23	10,409
2016	0	0	5	2,855	0	0	5	2,855
Margaritas Total	0	0	52	21,299	0	0	52	21,299
GRAND TOTAL	166	14,367	890	273,647	1,102	235,923	2,158	523,937

+808000 E
+809000 E
+810000 E
N
Three Sisters Vein System
Switchback Vein System
Arista Vein System
+1847000 N
+1846000 N
DON DAVID GOLD MEXICO S.A. DE C.V.
GOLD RESOURCE
ARISTA MINE UG DRILL HOLES
GRC-GORO
12/31/2025
EXPLORATION
Plunge +90
Azimuth 000
Looking down
0
250
500
750
1000

Figure 7-5: Drill hole traces (black lines) for completed underground drilling through December 31, 2025.

7.4.1Core Drilling Methods

Several drilling contractors have performed exploration drilling for DDGM, including Alta Drilling International S. de R. L. de C.V., Detector Drilling Co. (part of Detector Exploraciones, S.A. de C.V.), GeoDrill S.A. de C.V., Grupo Drilcor S.A. de C.V., Major Drilling de Mexico S.A. de C.V., and Maza Diamond Drilling S.A. de C.V. These contractors operate from bases in various locations throughout México.

As of the end of 2025, at the Arista mine, DDGM utilized two contracted underground diamond drill rigs for infill drilling (Drilcor S.A. de C.V. and Detector Drilling Co.) and one DDGM-owned and operated Ingetrol EXPLORER-75E rig used principally for grade-control drilling. At the Alta Gracia Project, one surface diamond drill rig operated by Detector was active during 2025, for a total of four diamond drill rigs.

The majority of all drill holes since 2008 have been drilled by wireline diamond drill coring. Core size produced is typically 2.5 inches or 63.5 mm (HQ) and to a lesser extent 1.875 inches or 47.6 mm (NQ). The contractors use conventional core handling methods and place recovered core into labeled, reusable foldable plastic core boxes for collection and storage. Core runs are typically 3 m or 1.5 m. In longer holes in non-mineralized zones, runs of 6 m may be used to increase drill productivity. In fractured ground, the blocky nature of the core can result in considerably shorter runs, with core recovery being the priority. The drill crews insert wooden blocks to mark the end of each core run, with hole depth, drilled interval, and the driller´s recovery estimate marked on the blocks. Both surface and underground drill holes are cased at their start.

7.4.2Geological and geotechnical logging procedures

The core obtained from both surface and underground exploration drilling is logged, sampled, and stored at a central core facility at the Arista mine. Core from diamond drilling is placed in boxes and transported to the core facility by the drill contractor personnel. Sample handling at the core facility follows a standard industry-accepted procedure. Depth markers are verified, and the boxes checked for correct labeling and interval information. The core is then organized, cleaned, photographed and logged for recovery and rock quality designation (“RQD”) for each drill hole.

The geology of the core is logged and the geologist marks potential mineralized zones for sampling. Sample lengths are determined, where possible, by mineralogical or lithological characteristics. The geologists take samples where there is a reasonable chance of obtaining significant results and where sampling is required for continuity of assay data. The core is generally not sampled over the entire drill hole length. The sampling crew then splits the core with a diamond saw, as indicated by the geologist, and one-half of the core is placed in a numbered bag with its corresponding sample tag and sent to the laboratory for analysis. The other half of the core is returned to the core boxes for storage. Generally, the samples represent core lengths of less than 1.50 m with the minimum sample length being 0.30 m. Sample tags are also stapled inside the boxes. All core is photographed before and after sampling.

Bulk density measurements are routinely collected on whole-core samples from each potentially mineralized vein and adjacent wall rock. Samples are selected by geologists as part of the standard core logging procedure. Beginning in July 2024, bulk density has been measured at the on-site density laboratory located within the DDGM core logging facility using a wax-coated immersion method consistent with ASTM C914. Prior to July 2024, density measurements were carried out at the DDGM analytical laboratory using a volume displacement method.

The planning, supervision, monitoring, surveying, and logging of DDGM surface and underground exploration and infill drill holes, as well as grade-control drill holes, are carried out by DDGM technical staff. Exploration and infill drilling are supervised by the DDGM exploration department. Grade-control drilling is overseen by the mine geological team, with logging and sampling support provided by the exploration department. All surface and underground drill core is received and processed at the DDGM exploration office and core processing facility.

7.4.3Drill core recovery

All drill core recovery and RQD measurements are manually recorded and uploaded to DDGM’s geology database. Until April 2025, these data were maintained in parallel in the legacy GeoInfo Tools database and in Seequent’s MX Deposit database management system. Since April 2025, all new drill core recovery and RQD data have been uploaded to MX Deposit as the primary database of record. Ground conditions are generally good, resulting in excellent core recovery. Core recovery is typically high within mineralized zones across all Projects due to the association with silicification and the preferred use of HQ diameter core. Where localized poor recovery is encountered, drill holes may be wedged and/or re-drilled as needed to improve core recovery and the quality of geologic information.

7.4.4Extent of drilling

To date, drilling on the Arista vein system has been conducted over a strike length of approximately 1,700 m, with the maximum depth extent to the 0 masl elevation, about 930 m below the surface. The Switchback vein system drilling has been conducted over a strike length of approximately 1,600 m with the maximum depth extent to the 50 masl elevation, about 950 m below the surface. The Three Sisters vein system drilling has been conducted over a strike length of approximately 750 m with the maximum depth extent to the 400 masl elevation, about 625 m below the surface.

Drilling of the Alta Gracia mineralized zones has been conducted over a strike length of approximately 1,300 m with a maximum depth extent to the 1,150 masl elevation, about 450 m below the surface.

7.4.5Drill hole collar surveys

Surface drill hole collars were surveyed using total station and differential GPS survey methods. Concrete monuments are constructed for each surface drill hole with the drill hole name, total depth, azimuth, and inclination labelled. Underground drill holes collars are surveyed using total station methods. The World Geodetic System 1984 (“WGS84”) is used to record all Project survey data in the UTM grid.

7.4.6Downhole surveys

Downhole surveys are undertaken on all diamond core drill holes. Early RC drill holes in the Aguila pit area were not downhole surveyed. For most drillholes, surveys are taken approximately every 50 m downhole, except for narrow-core definition drill holes performed by the mine geology department. Since 2017, Company policy has been to record an additional survey at approximately 17 m depth (beyond the limit of casing effects), with the depth extended if necessitated by casing depth. Most surveys are performed using a Reflex™ EZ-TRACK, and some holes were surveyed using a Reflex™ FlexIT Smart tool. The drilling contractor carries out all surveys. Downhole survey data are downloaded to CSV files using Reflex™ proprietary software and loaded into the DDGM geology database. Starting in January 2024, downhole survey data were also uploaded into MX Deposit. GeoInfo Tools and MX Deposit were used in parallel until April 2025, after which all new downhole survey data were uploaded only into MX Deposit.

7.4.7Drill Campaigns

7.4.7.1 1999 Apex Silver Corporation RC Drill Campaign

During 1998-1999, Apex undertook an 11-hole RC drilling program (1,242 m). No information from this drill program is in GRC´s database apart from location and hole lengths. All holes are reported as being vertical in the database.

7.4.7.2 2003 Drill Campaign

During 2003, GRC completed a total of 68 RC drill holes (3,840 m) in the vicinity of the shallow-dipping, manto-style vein. The maximum hole depth was 90 m, with most drill holes less than 60 m. RC drill holes were sampled and logged every 2 m. In addition, five shallow diamond-core drill holes were completed for 51.5 m of drilling, using a man-portable Winkie drill; core size is not recorded, although this drill is typically configured for “A” or ”E” drilling string (± 2.5 cm diameter). The maximum hole depth was 20 m. These drill holes were nominally sampled every 2 m, with sample ranges from 0.7 to 3 m; no lithological information is recorded for these five drill holes. RC results from this campaign were sufficiently encouraging for GRC to continue exploring the Arista Project area.

7.4.7.3 2005-2006 Drill Campaigns

During 2005 and 2006, GRC undertook its first major diamond drill campaign at the Arista Project with a total of 35 drill holes completed for 3,207.15 m of coring focused on the Manto target and some drilling on the upper part of Cerro Colorado. A further 15 core drill holes (1,288.35 m) targeted areas close to the historically mined Aire vein in the vicinity of what is now the Arista mine. All samples from 2005 were analyzed by the Servicio Geológico de México laboratory in Oaxaca City for gold and silver using the fire assay method. In 2006, all samples were analyzed by ALS and subsequent to this, all exploration samples were analyzed by ALS. The 2005-2006 campaign succeeded in defining the early indications of the Arista deposit as the exploration footprint expanded to test other nearby historic surface workings as well as step out holes on targets derived from the ongoing surface exploration work.

7.4.7.4 2007 Drill Campaign

In 2007, both RC and diamond drill core programs were undertaken, with both the Manto vein and the Arista mine area (known as the Aire zone at the time) being targeted. The Manto vein mineralization continued to be defined with 72 RC drill holes (6,234.3 m) and 34 diamond core holes (4,124 m) completed. In the Arista mine area, a total of 31 RC drill holes (4,292.7 m) and 59 diamond core drill holes (11,070.64 m) were completed. During the 2007 campaign, the Arista deposit “discovery drill hole” 107080 was completed. This drill hole intercepted three mineralized zones over a total intercept length of 35 m averaging 2.81 g/t Au, 137 g/t Ag, 0.38% Cu, 1.54% Pb, and 5.58% Zn, including a higher-grade interval averaging 8.01 g/t Au, 329 g/t Ag, 0.76% Cu, 1.92% Pb and 9.92% Zn over 7.5 m. This discovery occurred while drilling beneath a small quartz vein outcrop associated with the historic Aire vein prospect. The 2007 RC drill campaign was the last time that this method was used at the Don David Mine properties.

In 2007, a small diamond drill core program was undertaken on the El Rey property with 12 drill holes (1,276 m) completed. This drilling confirmed the potential for significant gold mineralization in two east-west trending quartz veins approximately 50 km north-west of the Arista Project.

7.4.7.5 2008 - 2009 Drill Campaigns

The 2008 drill campaign focused on the newly discovered Arista vein and defined multiple sub-parallel veins within the system.

During 2008, a total of 46 core diamond drill holes (17,219.59 m) were completed. At this time, the significant Baja vein in the footwall of the Arista vein was defined. In 2009, drilling continued to follow up on the growing Arista deposit, albeit at a reduced tempo. In 2009, a total of 12 drill holes (7,393.57 m) were completed.

During 2008, additional drilling was undertaken on the El Rey property, with 36 drill holes completed for 3,996.85 m of coring. Three (3) drill holes in this campaign had intercepted 1 to 3 m quartz vein widths, with average gold grades over 30 g/t and silver grades over 44 g/t.

7.4.7.6 2010 Drill Campaign

In 2010, drilling focused on testing additional targets at the Arista Project defined by surface mapping and sampling. Most drilling was undertaken to follow up on targets on the Cerro Colorado peak and its flanks. Four drill holes also tested the Salina Blanca zone, almost two (2) km to the southwest of the Arista system. The non-mine Arista Project exploration program comprised of 29 drill holes for 10,496.85 m of coring. In addition, seven drill holes (3,503.4 m) were completed in the Arista vein system.

7.4.7.7 2011 Drill Campaign

During 2011, drilling focused on the Arista system, with both surface and underground drilling completed. Underground exploration drilling was performed by contract drills and an in-house Termite drill; the latter was used for shorter definition drill holes. A total of 23 underground exploration drill holes were undertaken (4,120.1 m), with 21 Termite drill holes also completed (1,062.31 m). All Termite drill holes were logged and sampled by the exploration group. Forty-two drill holes were completed from the surface targeting the Arista vein system for 20,613.68 m of coring. In addition, one surface drill hole (412.3 m) was drilled into the Chacal exploration target to the northwest of Cerro Colorado peak.

During 2011, GRC initiated drilling at its Alta Gracia Project, where targets were defined from numerous historic workings combined with geologic mapping and sampling. A total of 37 drill holes (8,269.7 m) were completed on the Alta Gracia Project in 2011.

7.4.7.8 2012 Drill Campaign

In 2012, drilling was performed from the surface and underground into the Arista deposit. From surface, a total of 43 drill holes were completed (26,819.4 m) along with a total of 29 underground exploration drill holes (6,417.16 m) and 49 narrow diameter core Termite drill holes were completed (2,576.79 m) during the year. All Termite drill holes were logged and sampled by the exploration group. Additional surface drilling on the surrounding surface areas was undertaken at depth below the Manto vein open pit, and into the southern flank of Cerro Pilon, a rhyolitic dome north of the Manto vein with a total of 9 drill holes completed (4,943.5 m).

In 2012, a small follow-up drilling program was undertaken on the Alta Gracia Project with 12 drill holes completed (3,262.25 m) exploring previously drilled structures and new targets.

The Margaritas property is another area with well-known historic workings that were mainly exploited in the late nineteenth to early twentieth century. The drilling of targets on the Margaritas property was initiated in 2012. A total of 15 holes were completed (5,002 m).

In addition, ten geotechnical drill holes for the tailings dam expansion were undertaken at the Arista mine, with 440.9 m of drilling completed. The holes were logged and the data was included in the geological database.

7.4.7.9 2013 Drill Campaign

While drilling continued at the Arista deposit in 2013, the year was most notable for discovering the Switchback vein system. The discovery drill holes included drill hole 513016 (the main hole) and drill holes 513023, 513024, and 513028 (wedge holes off the main hole). During 2013, a total of 10 drill holes (5,553.75 m), including the three wedges off the first hole, were undertaken in the Switchback zone. Drilling of the Arista deposit continued from surface and underground. The program consisted of 24 underground exploration holes (7,659.05 m) and 30 Termite holes (1,606 m), as well as 49 surface drill holes (23,783.15 m), including some testing for possible extensions to the south-east and south-west. All Termite drill holes were logged and sampled by the exploration group. Drilling on surrounding surface areas focused on the Salina Blanca target (1.8 km south-west of the Arista mine) and testing objectives under and adjacent to the tailings dam expansion at the Arista mine; a total of 45 drill holes (12,905.2 m) were drilled on Arista exploration targets.

In addition, nine drill holes (3,033.25 m) were completed on the Margaritas property, primarily focused on the San Ignacio target.

7.4.7.10 2014 Drill Campaign

In 2014, drilling continued at the Arista and Switchback vein systems in the Arista mine. On the Arista system, a total of 33 surface drill holes (12,244.25 m) and 15 underground exploration drill holes (4,749.7 m) were undertaken. In addition, 41 underground Termite drill holes (2,478.34 m) for mine definition were completed. On the Switchback system, a total of 10 drill holes (6,003.75 m), drilled from the Arista workings, were completed. From 2014 onwards, Termite drill holes were logged by the mine geologists. On the surrounding Arista Project area, a total of 36 drill holes (17,755 m) were completed. Most drilling was undertaken in the vicinity of the Manto vein with additional work on the Salina Blanca, Chacal, and Cerro Colorado targets.

The Alta Gracia Project drilling in 2014 focused on four veins systems: Mirador, Huajes, Independencia, and San Juan where a total of 39 drill holes (7,614.35 m) were completed.

7.4.7.11 2015 Drill Campaign

During 2015, underground drilling on the Arista and Switchback vein systems continued. A total of 16 underground exploration drill holes (8,005.95 m) were undertaken on the Switchback veins and 25 underground exploration drill holes (4,004.92 m) on the Arista veins. In addition, 73 Termite drill holes (5,212.07 m) for mine definition were completed. Ten surface drill holes (3,631.31 m) were completed on the Arista system, exploring the Santiago vein. Forty-eight drill holes (11,860 m) were conducted on the Manto vein, Chacal, Salina Blanca, and Cerro Colorado areas on the nearby surrounding surface areas.

During 2015, drilling was also undertaken on the Alta Gracia Project and on the Margaritas property. At Alta Gracia, a total of 9 drill holes (2,554.15 m) were completed with efforts focused on the Mirador vein. On the Margaritas property, a total of 23 drill holes (10,408.78 m) were completed, with drilling focused on the La Tapada and Victoria targets.

7.4.7.12 2016 Drill Campaign

During 2016, the underground exploration drilling carried on from the previous year’s program, with increased exploration focused on the Switchback vein system. A total of 29 exploration drill holes (10,156.4 m) were undertaken on the Switchback veins, including three drill holes drilled primarily for geotechnical evaluation but also sampled for mineralization. On the Arista veins, 24 exploration drill holes (5,378.25 m) were undertaken. In addition, 58 underground Termite drill holes (2,511.77 m) for definition drilling were undertaken. No surface drilling was completed on the Arista Project (the Arista and Switchback deposits) during 2016.

A limited exploration surface drilling program was undertaken at the Margaritas property on the Trenes zone, with five drill holes (2,855.25 m) completed.

7.4.7.13 2017 Drill Campaign

During 2017, mine development entered the Switchback vein system to begin mining the known veins. Consequently, some drilling of this zone was possible from footwall locations considerably closer to the veins than had been possible for previous drill holes. During 2017, a total of 26 underground exploration drill holes (9,723.84 m) were completed into the Switchback system. In addition, 32 Termite drill holes (880.1 m) were completed for vein definition. On the Arista veins, a total of 15 drill holes (3,296.94 m) targeting the recently discovered Splay 31 vein were completed. In addition, 20 Termite drill holes (1,215.8 m) were completed.

Surface drilling during 2017 was undertaken at the Alta Gracia Project with 44 drill holes (9,939.15 m) completed. In addition, a total of 8 Termite drill holes (295.95 m) were completed into the Mirador vein system in support of mining development.

7.4.7.14 2018 Drill Campaign

During 2018, exploration drilling continued to focus on extending the mineralization of the known deposits being actively mined: Arista, Switchback, and Alta Gracia. This year, the mine also acquired a skid-mounted, portable Ingetrol drill rig allowing for longer and larger diameter definition drill holes.

On the Switchback deposit, a total of 17 exploration underground drill holes (7,892.4 m) and 44 mine definition drill holes (1,861.65 m) were completed. On the Arista deposit, a total of 11 exploration underground drill holes (4,415.1 m) and 14 mine definition drill holes (743.7 m) were completed.

On the Alta Gracia Project, exploration drill holes targeted veins proximal to the Mirador deposit and other vein systems on the Project. A total of 20 surface exploration drill holes (4,278.8 m) were completed on the Alta Gracia Project, and 24 mine definition drill holes (1,236 m) were completed on the Mirador deposit.

7.4.7.15 2019 Drill Campaign

In 2019, the underground exploration drilling on the Switchback deposit focused on the north-west zone of mine development. A total of 16 underground exploration drill holes (6,830.15 m) were completed on the Switchback deposit, with 16 mine development drill holes (1,707.55 m) also drilled. On the Arista deposit, a total of 17 underground exploration drill holes (4,264.15 m) were completed, with ten mine development drill holes (1,012.1 m) drilled.

In Alta Gracia, exploration drilling focused on the Independencia deposit, which had become the focus of mining activities on the Project. Exploration was undertaken from the surface and an underground drill station (13 drill holes) on the access ramp. A total of 18 exploration drill holes were completed for 3,162.25 m of drilling and 34 mine definition drill holes (2,902.4 m) were completed on the Independencia deposit. All exploration drilling was included in the surface exploration program and is reported as such.

7.4.7.16 2020 Drill Campaign

Underground drilling during 2020 continued to explore extensions of veins currently in production in the Arista mine, including the Soledad, Selene, Sadie, and Sasha veins in the Switchback vein system and the Baja Candelaria, Mercedes, Splay 66, and Splay 31 veins of the Arista vein system.

Twenty-four (24) underground diamond drill holes totaling 6,721.55 m were completed on the Switchback deposit and related structures. Fourteen (14) underground drill holes totaling 2,479.7 m were completed on the Arista deposit. In addition, two mine definition drill holes (94 m) were completed on the Switchback deposit and 40 definition drill holes (4,351 m) were completed on the Arista deposit. On the surrounding surface areas, seven surface diamond drill holes totaling 3,180.15 m were completed during 2020.

From two underground exploration drill stations located in a footwall development ramp of the mine’s Switchback vein system, 11 drill holes confirmed up-dip extensions of the Switchback vein system in its thicker central – northwest sector and narrow vein mineralization near its south-eastern limits.

From an underground exploration drill station located in a footwall development ramp of the mine’s Switchback vein system, five drill holes confirmed the up-dip extensions of the Switchback vein system approximately 35 m (two mine levels) above the 2020 mine workings.

7.4.7.17 2021 Drill Campaign

In 2021, both surface and underground drilling focused on the Arista Project continuing to explore extensions of veins currently in production in the Arista mine. This effort was combined with significant infill drilling for Reserve definition. Drilling was predominantly focused on the Switchback vein system, while also including the Arista and the emerging Three Sisters vein systems.

The drilling of the Switchback vein system consisted of both step-out expansion programs and infill definition drilling. Thirty-one (31) underground exploration drill holes were undertaken in 2021 in the Switchback vein system totaling 9,881.3 m of core. Eleven (11) holes targeted the Three Sisters vein system for 3,618.45 m of drilling, which primarily targeted northwest extensions of the Sandy vein. One (1) exploration hole (hole 521006) drilled to the northeast of the Switchback system, along with one additional hole started in 2020 (hole 520038), was completed on this target, totaling 1,917.90 m between the two holes. Additionally, an infill Reserve definition drill program was undertaken on the Switchback vein system with 57 holes completed for 7,982.7 m of drilling. On the Arista vein system, a total of 11 infill Reserve definition drill holes were completed in 2021 for 1,704.1 m of drilling on the Splay 5 vein.

Underground mine production definition drilling was also performed on veins in the Arista and Switchback vein systems. In Arista production areas, core drilling focused on the Splay 5, Baja, and Candelaria veins with a total of 53 production definition drill holes completed, totaling 3,579.45 m. In the Switchback system, 21 production holes were drilled for 1,673.6 m.

Surface drilling in the Arista Project included five holes totaling 2,056.6 m on the Santiago vein and seven exploration holes totaling 4,931.75 m testing for a southeasterly extension of the Arista vein system as well as on targets in the Cero Pilon and Chacal zones. In addition, a condemnation drill program was undertaken below the Manto vein open pit before the construction of the dry stack facility. These holes confirmed there was insufficient mineralization to support additional mining in this area. A total of 18 condemnation holes were completed for 2,941.1 m of drilling.

The infill drilling programs successfully defined additional Reserves within existing Resources. They extended the Resource limits in the Switchback and Three Sisters vein systems, most notably up- and down-dip in the south-eastern part of the Soledad vein.

In the latter part of the year, infill Reserve definition drilling began on the Splay 5 vein in the Arista system. Expansion drilling confirmed the presence of significant mineralization up to 100 m below mining operations. Down-dip drilling in the north-western sector of Soledad in the Switchback system also identified potential for additional Reserves.

Exploration drilling of the Switchback system was undertaken from footwall drill stations in access developments on Levels 20 and 27 of the Switchback system for the infill programs as well as from stations in dedicated drill development at the northern and southern limits of the Switchback system. Drill Development North (DDN) was continued as a NW heading development initiated from a NE heading cross-cut ramp from the Arista system on Level 3. The drilling of the Three Sisters vein system was from a drill station between the Arista and Switchback systems on Level 3 in DDN and focused on the Sandy veins.

7.4.7.18 2022 Drill Campaign

In 2022, underground drilling focused on the Arista Project. Underground drilling continued to explore extensions of veins currently in production in the Arista mine with significant infill drilling for Reserve definition. Drilling was predominantly focused on the Arista vein system, although both the Switchback and Three Sisters vein systems were also drilled. During 2022, a total of 182 exploration drill holes were completed for 34,829.0 m of drilling. Also, one geotechnical hole of 272.80 m included in the exploration database was drilled, as well as 31 production holes which produced 1,527.45 m of core. No surface drilling was undertaken during 2022.

Drilling of the Arista system focused on infill definition programs, although some step-out expansion drilling was undertaken. Five (5) exploration drill holes were completed targeting the Marena system to the NW and below current workings, for a total of 2,328.40 m of drilling. Infill definition drilling was completed on the Splay 5, Splay 31, Luz, Splay 66, Baja, Candelaria, Marena, Santa Helena, Viridiana, Chuy, Veta 1 and Veta 3 veins and associated structures. In the Arista system a total of 117 infill Reserve definition drill holes were completed with 17,079.30 m of core drilled in 2022.

Drilling of the Switchback vein system consisted of both step-out expansion programs and infill definition drilling. Thirteen (13) underground exploration drill holes were completed in 2022 in the Switchback system totaling 7,154.15 m of core. Six (6) holes targeted the Three Sisters vein system for 2,486.55 m of drilling, which primarily targeted northwest extensions of the Sandy vein. Additionally, infill Reserve definition drilling was undertaken on the Switchback vein system with 41 holes completed for 5,780.60 m of drilling.

The infill drilling programs successfully defined additional Reserves within existing Resources. The infill drilling in the Arista system targeted several veins. In the early part of the year drilling was undertaken at the northerly and southern extremes of the Arista deposit on the Splay 31 and Splay 5 veins, respectively; both associated with high grade silver mineralization. A major focus of infill drilling was the Marena through to Veta 1 veins in the central part of the Arista deposit. In addition to confirming and adding to known mineralization in several veins, the drilling confirmed that the Arista system is open down-dip in this zone. Other veins targeted for infill drilling in 2022 were the west north-west trending Luz and Candelaria veins and the Baja-Splay 66 vein system in the southern part of the mine. Infill drill stations in the Arista system are typically located in the footwall of the veins (Marena and Splay 5), although in many veins hanging wall stations are also available (Splay 31, Baja-Splay 66, and Luz).

While expansion Resource drilling focused on the Switchback system, drilling into the northern extension of the Arista Marena system (from a footwall station located in the Switchback deposit) confirmed that mineralization is open to the northwest. The expansion drilling in the Switchback SE zone, from the Drill Development South (DDS) heading, confirmed that mineralization is open down-dip, although narrower and lower grade along strike to the south-east. Drilling to the north-west in both the Switchback and Three Sisters systems was limited by delays in advancing exploration development in the Level 3 Drill Development North (DDN) heading. In this area both systems remain open along strike to the north-west and up- and down-dip. Exploration in the Switchback and Three Sisters systems was predominantly undertaken from drill stations built in dedicated exploration development headings located in the hanging wall of the vein systems. Infill drilling was undertaken from both hanging wall and footwall drilling stations, the latter taking advantage of existing mine development. In the northern area of the Switchback system, several new veins were identified and confirmed by infill drilling, such as the Sarabi, with high grade gold ore-shoots, and Salamanca veins. The infill drilling also enabled re-interpretation of existing structures, resulting in improved geological vein models.

7.4.7.19 2023 Drill Campaign

In 2023, underground drilling at DDGM focused on the Arista Project. Underground drilling explored extensions of veins currently in production in the Arista mine for additional Resource definition along with significant infill drilling for Reserve definition. Drilling was predominantly focused on the Switchback vein system, although veins in Arista, the Three Sisters vein system and the newly discovered Gloria vein system were also drilled. During 2023, a total of 168 exploration diamond drill holes were completed producing a total of 36,349.90 m of core. This drilling includes 18 step-out expansion drill holes totaling 10,293.15 m and 150 infill drill holes totaling 26,056.75 m in the Arista mine. In addition to exploration drilling, a total of 520 m of drift development was completed during the year in support of both the step-out expansion and infill drilling programs. No surface drilling was undertaken in 2023.

During 2023, exploration was strategically directed towards the infill and step-out expansion drilling of multiple high-grade, polymetallic epithermal veins within the Switchback vein system, both up- and down-dip and along strike of existing workings, as well as in the Three Sisters vein system and newly discovered Gloria vein system (step-out hole 523007) to define additional Mineral Reserves and Mineral Resources. The Gloria vein system, located immediately north-west of the Three Sisters vein system and near existing mine infrastructure, is comprised of at least three distinct veins with estimated true widths locally greater than 6 m.

The 2023 step-out expansion drilling program also successfully targeted the extension of the Arista vein system along strike to the north-west with particular focus on the Splay 31, Santa Cecilia and Marena North veins, defining additional Mineral Resources. In the Arista system, a combination of infill and step-out expansion holes were drilled from a drill station located on Level 4 at the northern limit of the Arista mine workings. This drilling successfully identified the north-west extensions of the Splay 31, Santa Cecilia and Marena North veins an additional 100 m north-west from previous drilling.

Drilling of the Switchback vein system in 2023 (including the Three Sisters and Gloria vein systems) consisted of both step-out expansion Resource definition programs and infill Reserve definition drilling. Thirteen (13) underground step-out expansion drill holes totaling 7,747.95 m of core were completed in the Switchback system from drill stations located on Level 3, specifically targeting the Three Sisters and Gloria vein systems. Step-out expansion holes here targeted north-west extensions along strike and down-dip in the Sandy 1 and Sandy 2 veins of the Three Sisters vein system, along with definition of the newly discovered Gloria vein system (Gloria, Gloria Footwall and Splay Gloria veins) located in the footwall of the Three Sisters vein system.

Additionally, infill Reserve definition drilling was undertaken on the Switchback vein system with 107 holes completed for 15,757.90 m of drilling where infill drilling was primarily focused at depth on the Soledad North and South, Sagrario, and Susana North and South veins from drill stations located on Levels 27 and 28. Infill drilling was also completed on the Three Sisters vein system with 16 infill holes for a total of 4,338.0 m of drilling. Infill Reserve definition drilling at the Three Sisters system was focused on the upper-central areas of the Sandy 1 and Sandy 2 veins from drill stations located on Level 3.

Drilling of the Arista vein system in 2023 consisted of both step-out expansion programs and infill definition drilling. Five (5) underground step-out expansion drill holes were completed in the Arista system, totaling 2,545.20 m of drilling, targeting northwest extensions of the Splay 31, Santa Cecilia and Marena North veins to the north of existing workings. Two (2) of the five Arista step-out expansion drill holes (523056 and 523065) were extended to intersect the Gloria and Three Sisters vein systems located to the north-east of Arista.

Although the primary focus of infill Reserve definition drilling in 2023 was on the Switchback system, infill Reserve definition drilling was undertaken in the Arista vein system with 27 holes completed for 5,960.85 m of drilling. In the first half of the year drilling was undertaken from drill stations located on Level 21 focusing on the deep, northern portion of the Arista deposit, specifically the lower Veta 1, Veta 3, Chuy 2 and Viridiana vein zones. Drilling continued to add and confirm mineralization in this area of Arista as well as showing continuation of the veins at depth and along strike to the north. In late-2023, definition infill drilling using the DDGM owned and operated Ingetrol drill was focused on defining Reserves in the upper-central zones of the Splay 31 and Aire veins from drill stations located on Level 1 of the Arista mine. The infill drilling programs at the Arista, Switchback and Three Sisters systems was successful in defining additional Reserves within existing Resources.

7.4.7.20 2024 Drill Campaign

In 2024, drilling at DDGM focused on the Arista Project, with all drilling activities conducted underground. Infill and step-out expansion drilling targeted veins in the Three Sisters and North Arista vein systems (Splay 31 and Marena North veins) to define additional Resources and upgrade previously identified inferred Resources to the measured and indicated categories. Other diamond drilling at DDGM in 2024 included underground grade-control (reserve definition) drilling of veins currently in production as well as identifying additional near-term production opportunities in veins of both the Arista and Switchback systems of the Arista mine.

During 2024, in the Arista mine a total of 87 diamond drill holes were completed producing 12,760.75 m of core. This drilling included one step-out expansion drill hole totaling 323.60 m, 22 infill drill holes totaling 7,347.85 m, 63 grade-control drill holes totaling 4,974.30 m, and one geo-technical hole for a ventilation raise totaling 115.00 m. All holes were logged and sampled by the exploration department and are included in the geologic database. Additionally, 19 m of drift development was completed during the year in support of the expansion and infill drilling programs, along with 7 m of drift development in support of grade-control drilling. No surface drilling was undertaken in 2024.

During the year, exploration focused primarily on infill and step-out expansion drilling of multiple high-grade, polymetallic epithermal veins within the Three Sisters vein system, including the recently discovered Gloria vein. Drilling was conducted both up- and down-dip and along strike of existing workings. The Three Sisters vein system, located between and to the north of the Arista and Switchback vein systems and near existing mine infrastructure, is comprised of at least ten distinct veins with estimated true widths locally greater than 6 m.

In 2024, one step-out expansion drill hole (524029) totaling 323.60 m, was completed which successfully intersected the up-dip extension of the Sadie 2 vein within the Three Sisters vein system, identifying additional Mineral Resources. This expansion drill hole confirmed the up-dip potential an additional 80 m vertically above previously defined limits. Also, infill drill holes 524037 and 524042 confirmed the up-dip mineralized extensions of the Sandy 1 and Sandy 2 veins, approximately 40 m up-dip and to the north-west of previous drilling. These newly identified mineralized up-dip extensions of the Three Sisters vein system remain open.

In 2024, a total of 16 infill definition drill holes totaling 5,822.65 m, were completed in the Three Sisters vein system from a drill station located on Level 3. Upon completion of the 2024 drilling, the geologic model for the Three Sisters vein system was reviewed in detail, aided by interpreted hand-drawn cross sections. These sections were later digitized using Leapfrog Geo to create the three-dimensional solids used in the 2024 resource update. The updated Three Sisters geologic model provided an improved model to build on for future drilling campaigns. Exploration drilling in 2024 successfully upgraded previously identified inferred resources to the measured and/or indicated resource categories in the Gloria, Splay Gloria, Sandy 1, Sandy 2, Sasha 2, Sadie 2, Sadie HW and Sadie FW veins in the Three Sisters vein system.

In 2024, six infill definition drill holes totaling 1,525.20 m, were completed from a second drill station on Level 3, targeting the northern extensions of the Splay 31 and Marena North veins in the Arista vein system, 175 m north of existing workings. These holes were successful in defining additional Mineral Reserves and Mineral Resources in this zone. The Splay 31 and Marena North veins both are open up- and down-dip as well as along strike to the north-west. No exploration drilling was completed in the Switchback system in 2024.

In 2024, a total of 63 grade-control diamond drill holes were completed using the DDGM owned and operated Ingetrol drill, primarily focusing on infill Reserve definition drilling in the Arista and Switchback vein systems. Of this total, 45 holes targeted veins in the Arista system, specifically the Aire, Arista and Splay 31 veins from Level 1, the Splay 5 vein from Level 19.5, and the Chuy vein from Levels 21 and 25. Meanwhile, 18 holes targeted veins in the Switchback system, specifically the SolRam 5, Selene and Sarabi veins from Level 14.5 and the Sofia vein from Level 28. These grade-control holes aided in Reserve definition and tested zones adjacent to known Reserves to identify additional near-term production opportunities.

7.4.7.21 2025 Drill Campaign

In 2025, drilling at DDGM focused on underground infill and grade-control drilling within the Arista Project, with drilling conducted at the Arista, Three Sisters and Switchback vein systems at the Arista Mine. No underground step-out expansion drilling was completed during the year. The 2025 drilling program was designed to support the year-end Mineral Resource and Mineral Reserve estimate by refining the geologic model, improving confidence in vein continuity and grade distribution, and supporting near-term mine planning within areas proximal to existing underground infrastructure. In November 2025, limited surface diamond infill drilling was initiated at the Alta Gracia Project.

During 2025, a total of 111 underground diamond drill holes totaling 14,539 meters were completed by DDGM, consisting of 33 infill holes totaling 5,982 meters, and 78 grade-control holes totaling 8,557 meters. Of the infill drilling, six holes totaling 1,121 meters were completed from surface at the Alta Gracia project. Drilling at the Arista mine consisted of underground infill and grade-control holes within active and near-mine areas of the Three Sisters, Arista and Switchback systems. All drill holes were logged, sampled, and incorporated into the Company’s geologic database by the exploration department. No surface drilling was undertaken within the Arista Project area during 2025.

Infill drilling during the first half of 2025 was concentrated within the Three Sisters vein system from multiple underground drill stations on Levels 3 and 4. This program enabled refinements to the geologic model along approximately 350 meters of strike and resulted in the identification and modelling of two additional veins, increasing the number of modelled veins from 10 to 12 during H1 2025. Drilling further defined the continuity of mineralization within several veins of the Three Sisters system, including the Sandy, Sadie and Sasha vein sets, and improved confidence in grade distribution and vein geometry.

During the second half of 2025, drilling emphasized closely spaced infill and grade-control holes within the Three Sisters system (Levels 3 and 4), as well as definition drilling within established veins of the Arista system, including Santa Helena, Marena, Viridiana (drilled from Levels 17, 24 and 25), Marena North and Splay 31 (Levels 3 and 4), and associated splays. Limited drilling was also conducted within the Switchback system, targeting the Susana South and Soledad South veins from Level 30. Continued refinement of the three-dimensional geologic model during H2 2025 increased the number of modelled veins and vein segments within the Three Sisters and Gloria systems from 12 at the end of H1 2025 to 24 by year-end.

Drilling throughout 2025 was conducted both up- and down-dip and along strike of known mineralized structures to refine vein geometries and improve continuity within the geologic model. Results from the 2025 infill and grade-control program contributed to the conversion of Inferred Mineral Resources to Proven and Probable Mineral Reserves at year-end through improved structural interpretation, tighter wireframing of mineralized solids, and removal of isolated or low-confidence blocks, resulting in a more robust reserve estimate.

In support of the 2025 drilling campaign, more than 485 meters of underground exploration development were completed to improve drill access within the Three Sisters and Gloria vein systems and along the north-west extension of the Arista system. Underground development at Three Sisters intersected the Sandy and Sadie vein sets on multiple levels, providing improved access for grade-control drilling and near-term production planning.

In mid-November 2025, limited surface exploration drilling recommenced at the Alta Gracia Project. A total of six surface diamond drill holes totaling 1,121 meters were completed, targeting the south-west extension of the Mirador vein system toward the Independencia vein system. This initial program is designed to evaluate the continuity and grade distribution of mineralized structures identified through prior mapping, sampling and data compilation. Results from this drilling will inform both future surface and underground exploration planning at Alta Gracia.

Total infill and grade-control meters completed in 2025 are reported in Table 7-5, and all underground diamond drill holes completed in 2025 at the Arista mine are shown in Figure 7-6. Notable drill intersections from the 2025 program are summarized in Table 7-6.

+808000 E
+809000 E
+810000 E
N
Three Sisters
Vein System
Gloria
Sandy 4
Sandy 3
Marena
North
Sadie 1
Sasha 1
Switchback
Vein System
+1847000 N
+1847000 N
Splay 31
Viridiana
Susana South
Sta Helena
Soledad South
Arista
Vein System
Candelaria
Este-Sur
+1846000 N
DON DAVID GOLD MEXICO S.A. DE C.V.
ARISTA MINE 2025 DRILL HOLES
GRC-GORO
12/31/2025
EXPLORATION
+809000 E
+810000 E
Plunge +90
Azimuth 000
Looking down
0
250
500
750
1000

Figure 7-6: Plan view of the Arista, Switchback and Three Sisters vein systems showing diamond drill holes completed in 2025.

A plan view and cross-section showing the northwestern portion of the Arista, Three Sisters and Switchback vein systems with 2025 drilling results are shown in Figure 7-7 and Figure 7-8. Figure 7-9 shows a representative cross-section of the Three Sisters vein system with 2025 drilling results.

+808200 E
+808500 E
+808800 E
+809100 E
+809400 E
N
+1847400 N
+1847100 N
+1846800 N
Sandy 3
Marena North
Splay 31
Sadie 1
Sasha 1
Viridiana
Sta Helena
Switchback
Susana South
Soledad South
A
A'
B
B'
525061
525018
525107
525102
525094
DON DAVID GOLD MEXICO S.A. DE C.V.
GOLD RESOURCE
ARISTA MINE DRILL HOLES
GRC-GORO
12/31/2025
EXPLORATION
Plunge +90
Azimuth 000
Looking down
0
100
200
300

Figure 7-7: Plan view of the north-western Arista mine showing the Arista, Three Sisters and Switchback vein systems with diamond drilling completed in 2025.

NSR ($/Ton)
350
250
175
150
100
80
50
A
A'
Three Sisters Vein System
Arista Vein System
Sandy 2
Sandy 4
Sasha 1
Sadie 1
+900
+900
Level 3 (840 m ASL)
Level 4 (820 m ASL)
525099
525094
525102
525086
525104
525074
525055
525107
525060
Sandy 3
Marena North
Gloria
Splay 31
Santa Cecilia
GOLD RESOURCE CORPORATION
+600
+600
3D View - Looking NW
Plunge 00
Azimuth 310
0
100
200
300

Figure 7-8: Cross section (A–A’) looking north-west through the Arista and Three Sisters vein systems of the Arista mine showing 2025 drilling results.

B
B'
NSR ($/Ton)
350
250
175
150
100
80
50
+900
+600
+300
Splay 31
Marena
North
Level 3.5 (830 m ASL)
525061
Marena
525062
Level 25 (450 m ASL)
Viridiana
525064
525067
Santa Helena
525091
GOLD RESOURCE
CORPORATION
3D View - Looking NW
Plunge 00
Azimuth 329
0
100
200
300

Figure 7-9: Cross section (B–B’) looking north-west through the Arista vein system of the Arista mine showing 2025 drilling results.

7.4.8Drill Sections

Representative drill sections displaying mineralized interpretations of the Arista and Switchback deposits in the Arista mine are shown in Figure 710 and Figure 711. Two sections of the Mirador and Independencia mineralized zones on the Alta Gracia Project are shown in Figure 712 and Figure 713. Sectional interpretations are initially based on drill sections and then refined using systematic sections. Due to logistical and access issues, drilling along systematic sections is difficult. Most drilling has been undertaken using fan patterns in plan and vertical sections with targeting based on long section impact spacing. Typical systematic drill sections, as presented in this report section, often only show partial traces of drill holes, which fall within section corridors.

SW
LOOKING NW
NE
1846200 N
1846300 N
1846400 N
1846500 N
1846600 N
1846700 N
900 Elev
800 Elev
700 Elev
600 Elev
500 Elev
400 Elev
LEYEND
Aire Vein
AristaVein
Baja Vein
Chuy Vein
Luz Vein
Santa Helena Vein
Santa Lucia Vein
Veta 01 Vein
Veta 03 Vein
Viridiana Vein
Splay 66 Vein
Andesite
Black Breccia Sediments
Fault
Rhyodacite Dikes
Tuff + Andesite
NSR
50 to 65
65 to 77
77 to 100
100 to 150
150 to 200
200 to 300
>300
0
50
100
150
200
DON DAVID GOLD MEXICO S.A. DE C.V.
SECTION: ARISTA 547 NW
GRC-GORO
27/08/21
EXPLORATION

Figure 7-10: Arista Mine, Arista Deposit section displaying mineralization, modelled vein solids and lithology.

SW
LOOKING NW
NE
1847000 N
1847100 N
600 Elev
500 Elev
400 Elev
300 Elev
LEYEND
Samarinda Vein
Sara Vein
Selene Vein
Silvia Vein
Sofia Vein
Soledad Vein
Susana Vein
Andesite
Black Breccia Sediments
Fault
Rhyodacite Dikes
Tuff + Andesitite
NSR
50 to 65
65 to 77
77 to 100
100 to 150
150 to 200
200 to 300
>300
DON DAVID GOLD MEXICO S.A. DE C. V.
SECTION: SWITCHBACK 554 NW
GRC-GORO
27/08/21
EXPLORATION
0
25
50
75
100

Figure 7-11: Arista Mine, Switchback Deposit section displaying mineralization, modelled vein solids and lithology.

NW
LOOKING NE
SE
L.R.
1848700 N
1848600 N
1848500 N
1848400 N
1600 Elev
1500 Elev
1400 Elev
LEYEND
Jarillas1 Vein
Jarillas1_S1 Vein
Mirador Vein
Mirador_S Vein
Victoria3-3 Vein
Andesite
Rhyolite
Tuff
Au EQ
1.5 to 2
2 to 2.33
2.33 to 4
4 to 6
6 to 8
8 to 10
>10
0
25
50
75
100
DON DAVID GOLD MEXICO SA. DE CV.
MIRADOR DEPOSIT, SECTION GRA 570 NE
GRC-GORO
27/08/21
EXPLORATION

Figure 7-12: Alta Gracia Project, Mirador Deposit section displaying mineralization, modelled vein solids and lithology.

NW
LOOKING NE
SE
LR
1848500 N
1848400 N
1848300 N
1500 Elev
1400 Elev
LEYEND
Ind_W Vein
Ind_S_RM1 Vein
San Juan_NW1 Vein
San Juan_NW2 Vein
San Juan_NW3 Vein
San Juan_NW11 Vein
Andesite
Rhyolite
Tuff
Au EQ
1.5 to 2
2 to 2.33
2.33 to 4
4 to 6
6 to 8
8 to 10
>10
DON DAVID GOLD MEXICO SA. DE CV.
INDEPENDENCIA DEPOSIT, SECTION GRA 512 NE
GRC-GORO
27/08/21
EXPLORATION
0
25
50

Figure 7-13: Alta Gracia Project, Independencia Deposit section displaying mineralization, modelled vein solids and lithology.

7.4.9Summary of Drill Intercepts

A selection of significant drill intercepts from zones drilled during 2025 is presented in this section. The intercepts summarized represent a subset of mineralized intervals considered representative of the 2025 drilling program at the Arista, Three Sisters and Switchback vein systems within the Arista Project and are not intended to represent all mineralized intervals encountered. All drill results presented were received prior to the Mineral Resource estimation data cut-off date and have been incorporated into the 2025 year-end Mineral Resource estimate. Complete drill results are maintained in the Company’s geologic database.

Exploration results presented in this section have been or will be used to support Mineral Resource estimation for identified veins where geological continuity and grade distribution are considered sufficient. Other vein results may be incorporated into future Mineral Resource estimates as additional drilling and interpretation warrant. Early-stage exploration activities described in previous sections will require further drilling prior to consideration for Mineral Resource estimation.

Significant drill intercepts from 2025 drilling are summarized in Table 76. Significant intercepts are defined as intervals where Net Smelter Return (“NSR”) in $/t multiplied by Estimated True Width (“ETW”) in meters, equals or exceeds 300. Intercepts not meeting this threshold are not presented in Table 7-6 but are included in the geologic database and were considered in the Mineral Resource estimate.

Table 7-6: Significant 2025 Drilling Results for the Arista Mine.

HOLE	SYSTEM	VEIN	FROM	TO	INTERVAL	ETW*	AU	AG	CU	PB	ZN
ID			(m)	(m)	(m)	(m)	( g/t )	( g/t )	( % )	( % )	( % )
525001	ART	Marena	34.72	37.33	2.60	2.26	0.75	328	1.54	6.03	15.72
525001	ART	Viridiana	48.60	50.52	1.90	1.80	1.59	36	0.40	1.95	6.44
525002	ART	Sta Helena	42.26	43.52	1.26	1.18	0.24	41	1.23	5.40	23.12
525002	ART	Viridiana	51.91	53.27	1.36	1.28	1.46	104	0.26	4.45	14.90
525005	ART	Sta Helena	59.34	61.73	2.39	1.69	3.94	119	0.29	1.75	11.26
525006	ART	Sta Helena	54.45	56.44	1.99	1.96	1.83	221	0.61	4.83	15.94
525007	ART	Marena	38.64	40.24	1.60	1.45	0.67	46	0.75	2.44	14.53
525008	ART	Viridiana	82.97	86.12	3.15	2.96	0.04	277	0.03	0.62	3.76
525010	3SG	Sadie 3	41.84	46.75	4.91	4.25	1.26	153	0.12	0.54	0.57
525010	3SG	Sasha 1	101.00	108.80	7.80	5.98	0.79	252	0.11	0.34	0.76
525011	3SG	Sadie 1	62.29	67.34	5.05	4.97	3.64	870	0.23	0.37	0.86
525012	3SG	Sandy 1	37.37	39.67	2.30	2.08	2.22	97	0.17	0.64	1.97
525013	3SG	Sandy 2	42.39	44.94	2.60	2.21	2.28	306	0.14	0.40	0.96
525014	3SG	Sandy 2	43.67	46.10	2.43	2.10	0.81	150	0.14	0.28	0.60
525014	3SG	Sandy 4	67.31	69.22	1.90	1.65	1.55	238	0.11	0.32	0.98
525016	3SG	Sandy 1	36.80	40.50	3.70	3.64	1.32	80	0.09	1.59	2.47
525017	3SG	Sandy 1	43.50	46.63	3.13	2.94	4.25	30	0.15	0.91	2.34
525018	3SG	Sandy 5	146.95	153.78	6.83	4.83	1.92	2103	0.47	0.74	1.55
525018	3SG	Sandy 1	164.50	167.25	2.75	2.25	0.96	120	0.19	0.15	0.36
525019	3SG	Sadie 2	35.04	38.22	3.18	2.88	0.93	116	0.02	0.05	0.11
525019	3SG	Sadie 1	60.83	65.36	4.53	4.26	0.92	220	0.05	0.30	0.64
525020	3SG	Sandy 5	137.89	142.48	4.60	3.52	2.05	1691	0.48	0.39	1.01
525023	3SG	Sadie 4	54.77	56.63	1.86	1.80	0.49	396	0.03	0.03	0.08
525024	3SG	Sandy 5	120.22	126.90	6.68	4.72	0.88	538	0.15	0.34	0.66
525024	3SG	Sandy 1	159.24	163.08	3.84	3.33	1.11	607	0.22	0.67	1.48
525025	3SG	Sadie 1	60.93	62.19	1.26	1.18	6.99	361	0.03	0.07	0.25
525026	3SG	Sandy 5	127.50	134.70	7.20	5.18	1.50	822	0.17	0.56	1.20
525026	3SG	Sandy 2	147.60	151.47	3.87	2.95	0.68	808	0.17	0.18	0.51
525026	3SG	Sandy 1	170.17	173.25	3.08	2.41	1.95	506	0.18	0.67	1.60
525027	3SG	Sasha 1	105.40	109.50	4.10	3.36	0.14	168	0.05	0.08	0.22
525028	3SG	Sandy 2	193.65	200.37	6.72	5.15	0.45	154	0.02	0.06	0.16
525028	3SG	Sandy 1	203.57	207.85	4.28	3.28	0.52	312	0.01	0.11	0.20
525029	3SG	Sadie 2	34.70	36.53	1.83	1.80	0.89	817	0.07	0.31	0.98
525029	3SG	Sadie 3	41.84	48.05	6.21	6.12	0.92	224	0.05	0.09	0.25
525029	3SG	Sadie 1	89.93	92.22	2.30	1.75	1.33	248	0.16	0.49	1.01
525029	3SG	Sasha 1	98.20	100.60	2.40	1.84	0.70	430	0.22	0.79	2.91
525030	3SG	Sandy 1	146.96	150.78	3.82	3.60	1.86	245	0.12	0.53	1.19

HOLE	SYSTEM	VEIN	FROM	TO	INTERVAL	ETW*	AU	AG	CU	PB	ZN
ID			(m)	(m)	(m)	(m)	( g/t )	( g/t )	( % )	( % )	( % )
525031	3SG	Sadie 2	32.27	34.74	2.47	2.32	0.28	174	0.04	0.05	0.12
525031	3SG	Sadie 3	39.60	42.02	2.40	2.10	1.30	932	0.20	0.14	0.29
525031	3SG	Sadie 5	64.05	66.88	2.83	2.45	0.43	261	0.04	0.15	0.41
525032	3SG	Sandy 2	140.26	143.00	2.74	2.57	1.11	91	0.12	0.62	1.39
525033	3SG	Sadie 2	34.31	37.59	3.30	2.84	0.94	854	0.08	0.38	0.91
525035	3SG	Sadie 3	57.54	60.64	3.10	2.37	0.37	244	0.02	0.04	0.11
525036	3SG	Sandy 6	37.93	40.65	2.72	2.08	1.07	89	0.28	1.55	2.44
525036	3SG	Sandy 1	141.71	146.36	4.65	4.49	1.86	151	0.28	0.98	2.49
525037	3SG	Sadie FW	42.78	44.94	2.16	2.03	0.74	227	0.02	0.05	0.11
525038	3SG	Sandy 2	148.58	151.52	2.94	2.66	1.28	245	0.14	0.37	0.88
525040	3SG	Sandy 1	163.14	166.90	3.76	3.53	3.72	1187	0.68	1.14	2.34
525041	ART	Splay 31 RM3	89.27	92.66	3.39	2.60	1.18	183	0.36	1.27	1.34
525042	3SG	Sandy 1	167.10	174.33	7.23	6.79	0.56	412	0.49	1.03	2.48
525044	3SG	Sandy 1	165.63	169.40	3.77	3.54	5.83	169	0.52	1.17	2.33
525044	3SG	Sandy 4	171.49	175.13	3.64	3.15	2.32	52	0.27	1.26	2.74
525046	3SG	Sandy 1	180.74	183.13	2.39	2.07	0.61	167	0.01	0.03	0.07
525049	3SG	Sandy 1	167.22	168.51	1.29	1.21	7.03	2417	0.40	1.04	3.27
525051	3SG	Sandy 2	154.95	156.00	1.05	1.03	3.52	1414	0.30	0.77	1.27
525051	3SG	Sandy 1	164.94	167.80	2.86	2.69	1.81	547	0.10	0.45	1.10
525052	ART	Candelaria	69.63	72.93	3.30	2.84	0.95	577	0.12	0.21	0.38
525059	ART	Viridiana	50.62	53.02	2.40	2.30	0.02	74	0.01	1.47	10.31
525060	3SG	Sandy 3	180.30	184.79	4.49	4.43	2.46	152	0.19	1.06	2.94
525061	ART	Marena North	95.83	102.58	6.75	5.23	3.21	169	0.40	2.88	4.92
525061	ART	Splay 31	186.85	190.40	3.55	3.10	3.11	93	0.15	2.68	5.13
525062	ART	Viridiana	43.75	47.00	3.25	3.05	0.14	159	0.01	1.04	9.06
525064	ART	Sta. Helena	82.85	87.40	4.55	4.28	0.75	44	0.02	1.51	3.54
525064	ART	Viridiana	90.45	92.10	1.65	1.64	0.11	156	0.04	1.85	6.32
525066	ART	Sta. Helena	88.70	91.45	2.75	2.38	0.07	48	0.09	1.48	7.39
525066	ART	Viridiana	96.35	101.25	4.90	4.20	0.13	171	0.03	5.13	17.06
525068	ART	Sta. Helena	102.85	108.75	5.90	4.17	0.29	143	0.35	1.98	13.38
525068	ART	Viridiana	112.15	119.15	7.00	5.50	0.05	299	0.02	3.27	12.76
525069	SWB	Soledad South	56.05	57.75	1.70	1.60	0.13	411	0.54	1.13	12.09
525072	ART	Sta. Helena	91.00	93.40	2.40	2.36	0.12	21	0.14	1.13	9.37
525072	ART	Viridiana	94.70	99.05	4.35	4.28	0.11	128	0.02	1.79	5.80
525075	ART	Viridiana	98.90	102.80	3.90	3.38	0.03	84	0.00	1.51	5.02
525078	ART	Viridiana	110.40	112.35	1.95	1.83	0.04	75	0.00	0.41	9.41
525079	SWB	Susana South	55.60	59.45	3.85	3.33	0.29	47	0.04	1.42	3.74

HOLE	SYSTEM	VEIN	FROM	TO	INTERVAL	ETW*	AU	AG	CU	PB	ZN
ID			(m)	(m)	(m)	(m)	( g/t )	( g/t )	( % )	( % )	( % )
525079	SWB	Soledad South	66.70	68.50	1.80	1.48	0.06	148	0.36	0.91	10.69
525080	3SG	Sasha 1	153.05	160.75	7.70	6.31	0.62	443	0.03	0.06	0.16
525080	3SG	Sandy 4	160.75	171.75	11.00	8.43	0.43	515	0.05	0.09	0.26
525082	ART	Viridiana	111.80	114.35	2.55	2.21	0.01	169	0.13	1.49	9.01
525085	ART	Viridiana	125.15	129.75	4.60	2.95	0.02	267	0.12	2.92	28.40
525086	3SG	Sadie 1	158.10	160.60	2.50	1.90	13.49	931	0.07	0.28	0.75
525088	ART	Viridiana	125.75	130.55	4.80	3.10	0.03	124	0.07	1.79	19.83
525090	3SG	Sadie 1	112.60	121.00	8.40	6.43	0.46	245	0.01	0.05	0.11
525091	ART	Viridiana	164.00	169.00	5.00	2.50	0.01	79	0.00	0.31	4.88
525091	ART	Viridiana RM2	188.00	194.00	6.00	3.44	0.01	50	0.01	0.30	10.20
525094	3SG	Sadie 1 FW	124.10	127.90	3.80	2.91	0.45	339	0.02	0.05	0.13
525095	3SG	Sasha 1	159.10	162.15	3.05	2.34	1.18	349	0.02	0.07	0.22
525096	ART	Candelaria	65.20	66.95	1.75	1.34	1.63	294	0.36	1.97	4.68
525097	ART	Viridiana	145.65	148.55	2.90	2.22	0.02	148	0.08	3.07	23.48
525099	3SG	Sasha 1	180.95	186.00	5.05	3.57	0.74	938	0.05	0.13	0.40
525100	ART	Viridiana	116.90	120.70	3.80	3.29	0.04	187	0.03	2.83	16.61
525104	3SG	Sadie 1	109.60	117.15	7.55	7.09	0.52	365	0.03	0.06	0.17

*Estimated True Width, based on core intersection (alpha) angle methodology (Marjoribanks, 2010).

7.5Other Exploration Activities

Numerous regional and local geological studies have been undertaken at DDGM, including geochemical and geophysical investigations conducted during past exploration programs. These studies provide the basis for four principal exploration target areas: Arista, Alta Gracia, Margaritas, and El Rey. In 2022, satellite derived ASTER and Landsat OLI 8 SWIR and NIR data were analyzed for the Arista Project and the Margaritas property. This study confirmed previously identified targets and delineated additional areas for follow-up ground exploration and potential future drill testing. Exploration datasets for these projects are reviewed and updated on an ongoing basis.

7.6Exploration Potential

The DDGM properties remain prospective for additional mineralization. To date, exploration activities have largely focused on near-mine areas. Ongoing evaluation includes both brownfield and greenfield targets within the Company’s Oaxaca land package. Recent exploration efforts, as described in previous sections of this report, have focused on early-stage targets identified through geological mapping and geochemical sampling. Additional drilling and technical evaluation will be required to determine whether these targets have the potential to support the delineation of Mineral Resources.

7.7Comment on Section 7

In the opinion of the QP:

●	The mineralization style and setting of the DDGM area are sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.
●	Exploration methods employed are consistent with industry practice and are adequate to support ongoing exploration and Mineral Resource estimation.
●	Exploration results support DDGM’s interpretation of the geological setting and controls on mineralization.

●	Continued exploration has the potential to identify additional mineralization that may support future Mineral Resource estimation.

The QP has the following observations and conclusions regarding drilling conducted at the Property:

●	Data was collected using industry-standard practices.
●	Drill hole orientations are appropriate relative to the interpreted orientation of the mineralization in areas used for Mineral Resource estimation.
●	Core logging meets industry standards for epithermal-style deposits. Geotechnical logging is adequate to support Mineral Resource and Mineral Reserve estimation.
●	Collar surveys were completed using industry-standard instrumentation and procedures.
●	Downhole surveys were completed using industry-standard instrumentation and procedures.
●	Drilling information is sufficient to support the Mineral Resource and Mineral Reserve estimates.

8.SAMPLE PREPARATION, ANALYSES, AND SECURITY

Samples used in the Mineral Reserve estimates include both diamond drill core and underground chip/channel samples. Routine sampling at DDGM also includes process, tailings and concentrate samples. In addition to supporting operating performance, these samples are used for reconciliation of production to Mineral Reserves and for validation of reserve assumptions, as applicable. DDGM maintains sample preparation and laboratory facilities at the DDGM Processing Facility.

All exploration samples are analyzed by an external laboratory. Since 2006, the exploration department has used ALS Global Group (“ALS”) for assaying. Exploration samples are analyzed at ALS’s Vancouver, Canada laboratory, which is accredited to ISO 9001:2015 and ISO/IEC 17025:2017 for the analytical methods used for DDGM samples.

8.1.Exploration and Drill Hole Samples

Since 2006, all DDGM surface exploration rock and soil samples of rock and soil and surface and underground exploration drill core have been bagged and tagged at the DDGM core facility. Initially, these samples were shipped to the ALS preparation facility in Guadalajara, Mexico. In 2023, sample preparation was transferred to the ALS facility in Santiago de Queretaro, Mexico and since June 2024 samples have been prepared at the ALS facility in Hermosillo, Mexico. After preparation, samples are shipped to the ALS laboratory in Vancouver, Canada for analysis. All samples are logged into the ALS Laboratory Information Management System (LIMS), which enables tracking of sample custody and status. Core sample lengths generally range from 0.3 m to 1.5 m, with occasional longer samples. Surface exploration rock and soil samples are analyzed as described in the section on soil sampling.

Drill samples are dried and jaw crushed to 70% passing -10 mesh at the ALS preparation facility in both Santiago de Queretaro and Hermosillo. A 250 g subsample is pulverized using a ring pulverizer and then sent to ALS in Vancouver for assaying. Preparation (crush) duplicates and analytical (pulp) duplicates are split from the samples at the crushing and pulverization phases of sample preparation, respectively. Certified reference materials (standards and blanks) are inserted into the sample stream by DDGM exploration staff prior to submittal to ALS, and ALS is requested to analyze samples in the sequence submitted.

In Vancouver, ALS analyzes the samples for gold using 30 g fire assay digestion with an atomic absorption finish (Method Au-AA23). Silver is analyzed by multiple methods depending upon the grade of the sample. All samples are analyzed for silver using aqua regia digestion of a 0.5 g sample with an ICP-AES finish (Method ME-ICP41). Samples exceeding 100 ppm silver was reanalyzed using an aqua regia digestion of a 0.4 g of the sample with an ICP-AES finish (Method Ag-OG46). Samples exceeding 1,500 ppm silver are reanalyzed using a 30 g fire assay with a gravimetric finish (Method Ag-GRA21). Samples are also analyzed for an additional 34 elements including copper, lead, and zinc using aqua regia digestion of a 0.5 g sample with an ICP-AES finish (Method ME-ICP41). Any samples with copper, lead, or zinc concentrations exceeding 10,000 ppm are reanalyzed using aqua regia digestion of a 0.4 g sample with an ICP-AES finish (Method OG46). Samples with lead concentrations exceeding 20,000 ppm and zinc concentrations exceeding 30,000 ppm are reanalyzed using four-acid digestion with titrated endpoints to determine lead and zinc concentrations.

Check assaying of underground channel samples is performed by ALS. Underground development drill core samples are analyzed at DDGM’s in-house laboratory at the Arista Project. Samples are crushed using jaw crushers to 90% passing -12 mesh. The crushed material is split to obtain a 200 g subsample, which is pulverized using ring pulverizers to get a 90% passing

-100 mesh sample used for analyses. After analysis, pulp duplicates and coarse rejects are collected by exploration personnel and stored with exploration pulp and coarse reject material for six months and then discarded. Oxide samples are analyzed for gold and silver by fire assay (approximately 30 g). Sulfide material is analyzed by fire assay for gold and silver, with copper, lead and zinc analyzed by atomic absorption spectrophotometry following two-acid digestion.

8.2.Chip Channel Sampling

The mine geologists manage the chip/channel sampling process. After each blast round, the mine geology department collects underground channel samples from mineralized zones, hanging walls, and footwall exposures in development faces.

Chip/channel sampling is conducted along sublevel drifts within mineralized zones and represents the primary sampling method in the mine. Channel samples are typically taken horizontally across drifts and other working faces, across the back, and occasionally from sidewalls. In development headings, sampling is generally completed from the footwall of the vein structure to the hanging wall, with the entire face sampled in production headings. Historically, some samples were collected perpendicular to the vein structure, but this is not current practice.

Channel samples are taken using a rotary percussive drill, or occasionally using chisel and hammer, and are collected on a canvas tarp and transferred into numbered sample bags for transport to the laboratory. The tarp is cleaned between samples, and in fractured ground, the face is cleaned after each sample to avoid contamination. Samples are labelled and sealed in plastic bags with a plastic tie prior to delivery to the DDGM Arista laboratory.

Sampling crews typically take channel samples at regular intervals of approximately 4 to 5 m along active working, depending on daily mine development. On new openings (i.e., drifts, crosscuts, ramps, and stopes), five to eight samples are typically collected along every sample channel “line.” Multiple underground openings are present along veins in the Arista, Switchback and Three Sisters systems. In general, 10 to 20 channel samples are taken per day from mine development and stoping areas in the Arista underground mine. Each sample typically weighs approximately 3 kg.

Channel samples are taken in consecutive lengths of no less than 0.3 m and no more than 1.5 m. Sample widths are defined based on geologic features such as wall rock type, mineralization type and intensity, quartz characteristics, silicification, veinlets, stockwork zones, and related features. Where multiple veins are present or mineralized intervals are separated by waste rock, each interval is sampled separately. The geologist marks and numbers the channel locations on the drift wall for orientation and identification. Individual channel sample assays are composited to determine average grade along each channel.

Where practical, sample locations are surveyed by underground surveyors. More commonly, sample locations are established by chaining from a mine survey point using a 30 m or 50 m tape measure. Elevation relative to the survey point and sample orientation relative to the wall are also recorded.

Sample location data are entered into the sample database and treated as a string of samples in a drillhole-style database. Historically, the start and end points for each sample were surveyed and stored as a single sample string in the database similar to a drill hole. Sample locations are plotted on stope plans using various software applications. The sample numbers and location data were historically recorded in GeoInfo Tools (Microsoft SQL Server with Microsoft Access interface) and, since January 2024, are also maintained in an MX Deposit database. Upon receipt of assay results, technicians and geologists prepare reports for day-to-day monitoring and grade control.

Assaying at the DDGM Arista Laboratory uses the same techniques described in the previous section for core samples. Pulp duplicates are retained, and selected samples are submitted to ALS for QA/QC.

8.3.Mill Sampling

DDGM maintains the DDGM Processing Facility's sample preparation and laboratory facilities for process samples, concentrate, mine production samples, chip samples, and core from underground production drilling. The facilities are located within the plant compound and guarded 24 hours per day. The Arista assay laboratory is set up in a building near the plant. Plant samples are shown in Table 81, and the sample points within the process are located as shown in Figure 81.

Figure 8-1: Sulfide (Floatation Plant) Sample Points.

Table 8-1: List of routine process sampling, the analysis performed, and reporting frequency.

SAMPLE NAME	TYPE	FREQUENCY OF SAMPLING	ANALYSIS	REPORT
Head grade sample (Cyclone Overflow sample, Cu flotation feed)	Composite	1000 grams / 6 hours	Ag, Au, Cu, Pb, Zn and Fe	Two per Shift
Cu Concentrate Samples	Composite	500 grams / 6 hours	Ag, Au, Cu, Pb, Zn and Fe	Two per Shift
Pb Concentrate Samples	Composite	500 grams / 6 hours	Ag, Au, Cu, Pb, Zn and Fe	Two per Shift
Zn Concentrate Samples	Composite	500 grams / 6 hours	Ag, Au, Cu, Pb, Zn and Fe	Two per Shift
Final Tail (Zn Floatation Underflow)	Composite	1000 grams / 6 hours	Ag, Au, Cu, Pb, Zn and Fe	Two per Shift
Cu Concentrate Shipments Samples (Truck Sampling)	Lot	80 Kg / truck	Ag, Au, Cu, Pb, Zn and Fe	Per Shipment
Pb Concentrate Shipments Samples (Truck Sampling)	Lot	80 Kg / truck	Ag, Au, Cu, Pb, Zn and Fe	Per Shipment
Zn Concentrate Shipments Samples (Truck Sampling)	Lot	80 Kg / truck	Ag, Au, Cu, Pb, Zn and Fe	Per Shipment
Head grade sample (ore feed to oxide mill)	Composite	1500 grams/ shift	Ag, Au, Cu, Pb, Zn and Fe	One Per Shift
Final Tail Solid (Clarifier 5 Underflow)	Composite	1500 grams/ shift	Ag, Au, Cu, Pb, Zn and Fe	One Per Shift
Final Tail Liquid (Clarifier 5 Underflow)	Composite	10 liters/ shift	Ag, Au, Cu, Pb, Zn and Fe	One Per Shift
Pregnant Solution (Merrill-Crowe Feed)	Composite	20 liters/ shift	Ag and Au	One Per Shift
Barren Solution (Merrill-Crowe Tail)	Composite	20 liters/ shift	Ag and Au	One Per Shift
Merril-Crowe Precipitate	Lot	1000 grams/lot	Ag, Au, Cu, Pb, Zn and Fe	One Per Lot
Ingot Bar Dore	Per ingot bar	2 grams/ bar	Ag, Au, Cu, Pb, Zn and Fe	One Per Ingot Bar

8.4.Sample Security and Chain of Custody

Grade-control and processing-plant production samples are managed by DDGM geology and mining operations personnel, including the in-house drill crew. Exploration samples are collected and managed by DDGM exploration personnel and drilling contractors.

Underground chip/channel samples are delivered from underground operations to the DDGM laboratory. Face channels are sampled by sample technicians and transported to surface, then delivered to the sample room where control samples are inserted and batches are assembled. A delivery/reception sheet is completed for each batch, listing the number of samples, the origin, sample type, requested analysis, and any relevant observations. Upon delivery of samples (core or rock chips) to the laboratory, receiving personnel verify that samples listed on the dispatch/submittal sheets match those received. This verification is documented by signatures of both the person delivering and the person receiving the samples.

After the sample assays are completed, pulps received from the laboratory are stored in a designated pulp box in a shipping container reserved for this purpose. Pulps are organized by work order with work order records maintained and visible. Pulps are retained for six months and then discarded.

Exploration drillhole samples and surface exploration samples are the responsibility of the exploration department. Core and non-core surface samples are stored in a secure area within the exploration facilities until shipment to an external laboratory for assay.

Drill core is transported in sealed core boxes from the drill site to the Company's core logging facilities adjacent to the exploration office by drilling contractors or in-house drilling crews. Drillers record hole identification and sequential core box information during drilling. Logging and storage areas are located within the Company's operational facilities and are patrolled by security guards.

Once logging and sampling are completed, exploration core and selected production core are transferred to the permanent on-site core storage facility. Core is stored on metal shelves and organized chronologically and by project, with location plans maintained. Narrow-diameter (i.e. BQ) production core, when produced, is sampled in its entirety over intervals of interest, and the remaining core is discarded after temporary storage. All core drilled in 2025 was of NQ and HQ diameter. Pulps from the exploration core are returned from ALS and stored on metal shelves in dedicated, dry, secure storage facilities. Selected coarse reject samples are also returned from ALS and retained in the core storage area.

Exploration samples are stored in a dry, locked storage facility until shipment to ALS. Prior to 2024, ALS managed transport was used to collect samples at site and deliver them to ALS sample preparation facilities, and to return pulps and coarse rejects. Beginning in 2024, DDGM exploration personnel organized sample shipments on wooden pallets, shrink-wrapped in plastic. The pallets, together with official ALS sample submittal forms, are transported by DDGM logistics personnel to Paquetexpress, S.A. de C.V. (“Paquetexpress”), in Oaxaca City, under ALS pre-paid shipping arrangements. Samples are shipped via Paquetexpress to ALS sample preparation facilities in Hermosillo, Mexico and shipment progress can be tracked using the Paquetexpress online tracking system. Pulps and coarse rejects are returned from Hermosillo to Oaxaca City via Paquetexpress and then delivered to DDGM exploration storage facilities by DDGM logistics personnel. ALS is responsible for shipment of sample pulps to the ALS laboratory in Vancouver, Canada for analysis.

Sample security relies on the samples being in the custody of DDGM personnel, stored in locked on-site facilities, delivered directly to the on-site DDGM laboratory, or transferred to Paquetexpress under documented dispatch. Each sample is assigned a unique identification number, and dispatch/submittal sheets and database records are used to track sample custody and status and to confirm receipt by the laboratory.

8.5.Quality Control Measures

A QA/QC program has been established for exploration programs conducted at DDGM. Drill core sampling is subject to a QA/QC program administered by the Company, including submission of blind blank samples, duplicate split samples of quarter core, duplicate pulp splits, certified reference material (CRM) standards, and analysis of check samples. DDGM’s QA/QC practices for exploration at DDGM comprise a minimum of one standard, one blank, one pulp duplicate, and one coarse duplicate introduced per batch of 40 samples to the sample stream, resulting in at least 10% quality control samples. Underground grade-control drilling involves the insertion of one standard and one control blank for every 40 samples. Where narrow-diameter (i.e., BQ) core is produced, whole core may be sampled and there is no opportunity to collect coarse duplicate samples. For underground chip/channel samples, one standard, one blank, and one duplicate are introduced per batch of 40 samples.

In addition, internal laboratory reporting of QA/QC sampling is monitored by mine staff on an ongoing basis. The primary independent assay laboratory used is ALS, with sample preparation at its facility in Hermosillo, Mexico, and analysis at its laboratory in Vancouver, Canada. CRM standards and blanks are obtained from CDN Resource Laboratories Ltd. (CDN) of Langley, British Columbia, Canada. CRM standards are received in individually vacuum-sealed, tin-top kraft bags containing approximately 60 g of pulverized blended material. All exploration core is subject to data verification procedures through the insertion of duplicate and control samples into the sample stream at the targeted rate described above.

Preparation reproducibility is measured using duplicate crush splits collected after crushing the sample. Analytical reproducibility is measured by analyzing duplicate pulp splits collected after pulverizing the sample. For the DDGM drilling program, sampling reproducibility is evaluated using quarter-core duplicate analyses.

Quarter-core duplicate samples are taken from the remaining half-core by re-splitting to one-quarter size; therefore, in these cases, one-quarter of the core remains in the box for future reference.

The Arista laboratory’s quality control includes using primary and/or secondary reference materials certified for analysis by fire assay, atomic absorption, and X-ray fluorescence. These reference materials are analyzed routinely (including at month-end), and results are reviewed to evaluate analytical performance. Selected duplicate samples are submitted to ALS for external check assaying.

STANDARD SAMPLES

CRM samples are materials of known values used to check and quantify the analytical accuracy of laboratories.

CRM samples were purchased from CDN, where reference material was prepared after a 14-laboratory round robin. At DDGM commercially available standards are used. The average value and standard deviation (SD) from the round robins are certified. The variation from the standard’s mean value, expressed in standard deviations, defines the QA/QC variance and is used to determine the acceptability of the standard sample assay. Approximately 100 g of material is submitted per QA/QC sample.

The expected values of the CRM used at DDGM range from 0.01 ppm gold to 18.34 ppm gold and from 0.01 ppm silver to 2,684 ppm silver. Standard samples are inserted into the sample stream at a ratio of 1:40 for surface exploration and underground production samples.

The criteria for pass or failure are as follows:

• Assay value < certified mean ±2 SD → Pass

• Assay value ≥ certified mean ±2 SD → Warning/Failure

A failure is declared when the same standard exceeds two consecutive ±2 SD warnings.

The geologist in charge is notified when a standard failure occurs. The geologist then determines if the failure can be accepted (e.g., located in an unmineralized zone or a verified CRM swap). If the geologist rejects the batch, the laboratory re-runs the failed batch.

BLANK SAMPLES

A blank control sample is a material with negligible (near zero) gold content. Blanks are inserted to assess sample preparation and to identify potential “grade smearing” or sample carryover into subsequent samples caused by contamination during preparation, as well as to evaluate analytical background.

The blank material used by DDGM is also purchased from CDN. The following criteria are used to evaluate analytical results received for blank samples:

●	Assay result less than 2 SD of the analyte’s certificate mean = Pass
●	Assay result equal to or greater than 2 SD of the analyte’s certificate mean = Failure

The geologist in charge is notified when a blank failure occurs. The geologist then determines whether the failure can be accepted or whether the batch should be re-run. Examples where a blank failure may be accepted include:

●	The blank sample was accidentally switched with a CRM or non-QA/QC sample.
●	The failure occurs within a known waste interval distal from mineralization.
●	Laboratory procedures include cleaning of the sample preparation circuit after sample batches.

DUPLICATE SAMPLES

Duplicate samples of coarse rejects provide information on sample preparation and overall precision, while duplicate pulp samples are used to evaluate analytical precision. Duplicate assay results are evaluated using scatter plots and relative difference plots comparing the difference between paired results to the mean grade of the pair. The pass/fail criteria used by DDGM for duplicate pulp samples are nominal ± 15% and 30% for coarse duplicates.

OUTSIDE CHECK SAMPLES

On a periodic basis, selected pulps and/or coarse rejects are submitted to ALS for external check assaying, and the results are reviewed by DDGM personnel as part of the QA/QC program.

8.6.Comment on Section 8

The QPs consider that the drilling and chip/channel sampling programs meet industry standards and have been reviewed and confirmed in sufficient detail to permit the inclusion of the information in the DDGM database.

In the opinion of the QPs, the current QA/QC protocols and reporting meet industry-standard practice and provide the necessary controls to identify potential analytical problems and allow corrective follow-up and re-analysis when required.

9.DATA VERIFICATION

9.1.Internal Verification

The DDGM staff follow stringent procedures for data storage and validation, performing verification of data on an ongoing basis. The operation employs a Database Manager responsible for overseeing data entry, verification, and database maintenance.

Data used for Mineral Resource estimation are stored in one database relating to the mine, mainly channel samples and diamond drilling results from both exploration and in-mine in-fill drilling. DDGM uses MX Deposit, the Seequent cloud-based database management system.

The database administrator regularly maintains the resource database by using database validation routines and periodically checks the drill hole and channels data on-screen. The MX Deposit database management system has a series of automated import, export, and validation tools to minimize potential errors, including real-time flagging of common data entry and import issues.

The updated database for the Mineral Resource estimation includes all historical data (drill holes and channels) and new drill holes and channels completed by November 1, 2025. Before using this database for Mineral Resource estimation, the database manager reviewed the data for geologic consistency and checked against the original information. Any inconsistencies were corrected during the analysis. The databases were handed over for final review and validation by Mr. Marcelo Zangrandi, an independent QP for this Technical Report.

9.2.QP Verification

During the QPs’ site visit between November 3 and November 14, 2025, the QPs reviewed plans and sections, visited the core shack, examined drill core, and mineralized exposures in the underground mine, reviewed core logging, QA/QC procedures and the database management system, and held discussions with DDGM personnel.

As part of the data verification process, the QPs inspected drill holes in section and plan view in review of the updated geological interpretation related to the drill hole and channel database and found a good correlation. The QPs also reviewed QA/QC data collected by DDGM. The data verification procedures involved the following:

●	Inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions.
●	Inspection of geology and mineralization in underground workings of the Arista, Switchback and Three Sisters vein systems.
●	Verification that collar coordinates coincide with underground workings or the topographic surface.
●	Verification of unique headers in the database.
●	Validation of overlapping intervals.
●	Verification that downhole survey bearing and inclination values display consistency.
●	Evaluation of minimum and maximum grade values.
●	Investigation of minimum and maximum sample lengths.
●	Randomly selecting assay data from the databases and comparing the stored grades to the original assay certificates.
●	Assessing inconsistencies in spelling or coding (typographic and case sensitivity errors).
●	Ensuring full data entry and that a specific data type (collar, survey, lithology, and assay) is not missing.
●	Assessing sample gaps or overlaps.
●	All inconsistencies were corrected.

9.3.Opinion of Qualified Person

The QPs found that the assay database is well maintained and meets industry standards. The QPs are of the opinion that the assay database and database verification procedures for DDGM comply with industry standards and are adequate for the estimation of Mineral Resources and Mineral Reserves.

10.MINERAL PROCESSING AND METALLURGICAL TESTING

Mineralization processed from the Arista underground mine consists entirely of sulfides. The principal economic components are gold, silver, and zinc; however, the ores also contain economically significant amounts of copper and lead. Differential flotation is the primary metallurgical recovery method selected for processing the Arista sulfide mineralization. The DDGM Processing Facility flotation circuit is designed to produce three concentrates for sale:

●	A copper concentrate with gold-silver;
●	A lead concentrate with gold-silver; and
●	A zinc concentrate with gold-silver.

In addition, the process includes a gravity concentrate circuit with Gekko intensive leach to recover coarse gold from the grinding circuit.

In 2022, a sulfur flotation cell system was installed after the zinc flotation circuit to recover the remaining gold associated with sulfur. Bulk sulfide flotation concentrate is leached in agitated leach circuit and recovered using Merril-Crowe process.

10.1Metallurgical Assessment of new El Aguila Mining Zone (ALS, 2022)

A sample collected from a new zone within the Arista underground mine was submitted to ALS Metallurgy in 2022 to evaluate its metallurgical performance in a flotation circuit like the one used in the DDGM El Aguila processing plant. The test program results are documented in ALS report KM6536. Different options to flotation were also evaluated.

The chemical and mineral contents of the new zone sample were comparable to historical ore processed. Copper sulfides, galena and sphalerite liberation were also similar to past plant measurements. Chalcopyrite remains the dominant copper sulfide mineral.

A maximum limiting grade-recovery curve for copper indicated a 5% reduction in recovery if the same concentrate grade of 25% is obtained. Inclusion of a regrinding in the copper circuit would alleviate this limitation so higher recovery and/or concentrate grade could be achieved as shown in Figure 101.

Figure 10-1: Grade-recovery curve for copper.

10.2Bond Ball Mill Work Index

Bond work index measures ore resistance to crushing and grinding and is determined using a Bond Grindability Test, which SGS Laboratories performed. Figure 102 below graphically illustrates the test results. Report SGS-23-18 completed September 19, 2018, concludes a Bond work index ranges from 14.5-15.4 at a cut size of 150 mesh. Sulfide specifically had a Bond work Index of 15.0 and represents what DDGM was currently processing in 2021.

Figure 10-2: Feed and Product Size Distribution.

10.3Flotation

A flotation study (ALS report KM6252) was conducted by ALS Metallurgy in August 2020. The results, documented in the ALS report dated December 21, 2020, identified opportunities to reduce impurities and improve recoveries in the Cu, Pb, and Zn concentrates through reagent adjustments and reduction of liberation size through regrinding.

An estimated 3% improvement in copper concentrate grade and an 8% improvement in recovery is expected if regrinding can be accomplished to achieve 80-95% liberation, which currently ranges between 55-75%.

Similarly, for lead, regrinding to 80% passing 30 microns is expected to improve the grade by 5% and recovery by 8%.

Zinc concentrate improvements in grade are possible with process parameter changes such as increasing pH to 11.5 at the cleaning stage while reducing the SIPX dosage.

Guided by the recommendations in ALS report KM6252, operational adjustments and process optimization initiatives were implemented during 2021, resulting in improved metallurgical recoveries.

10.4Thickening and Filtering

A Thickening and Filtering study was conducted by Pocock Industrial (Lyntek) and published in August 2012. The scope of the study included:

●	Particle Size Analysis
●	Flocculant Screening and Evaluation
●	Static Thickening Tests
●	Dynamic High-Rate Thickening Tests
●	Pulp Rheology Studies
●	Pressure Filtration Studies

The concentrate products exhibited P80 particle sizes of 40 µm (Cu), 31 µm (Pb), and 52 µm (Zn).

Hychem AF304 containing a medium to a high molecular weight of 15% charge density anionic polyacrylamide was found to be the most effective flocculent at the following dosages:

●	10-15 g/MT for Cu concentrate
●	15-20 g/MT for Pb and Zn concentrates

The local supplier equivalent is Asfloc 034 SH (Asfin Internacional), which is currently being used.

Static (for conventional thickening) and dynamic (high rate) thickening tests were performed. Static test results indicate an optimal 20-25% feed solids rate. Therefore, the recommended minimum unit area is 0.125-0.150 m2/MTPD for Cu and Zn and 0.135-0.160 m2/MTPD for Pb. Dynamic test results were also included but not relevant as conventional thickeners were installed in the process—recommended underflow density range from 65%-69% for Cu and Zn, and 58%-62% for Pb.

Pulp Rheology Studies determined pulp densities at which each concentrate pulp yielded mostly Newtonian behavior to predict flowability.

The Pressure Filtration Study results are shown below in Table 101 and were used to determine the sizing of the filtration equipment within the process.

Table 10-1: Concentrate Pressure Filtration Study Results (from Lyntek).

Material	Design Tonnage (MTPH)	Dry Bulk Cake Densi , (kg/m3)	Sizing Basis(1) (m3/MT) dry solids	Recess Plate Depth(2) (mm)	Chamber SpeC.(J) (Len./Vol./Area) (mm/m3/m2)	Filter Feed Solids (%)	Wash Ratio (N)(4)	Filter Cake Moist. (%)	Filter Cycle Time(5) (min)	Pressure Filter Chambers Required/Number of Presses Required(6) (Fframe#)
Cu Con	31	2033.0	0.615	40	1200/0.05/2.07	67.7	None	7.5	19.2	7 / 1 (P5)
				40	1200/0.05/2.07	67.7		7.0	21.1	8 / 1 (P5)
				40	500/.005/0.32	67.7		7.0	21.1	64 / 1 (P/4)
Pb Con	52	2702.0	0.463	40	1200/0.05/2.09	65.1	None	10.0	25.1	11/ 1 (P5)
				40	1200/0.05/2.07	65.1		9.5	30.9	14 / 1 (P5)
				30	630/.006/0.41	65.1		10.5	22.1	81 /1 (P5)
Zn Con	115	2210.5	0.565	20	1500/0.07/3.62	67.8	None	6.5	31.9	25 / 1 (P7)
				20	1500/0.07/3.62	67.8		7.0	24.5	19 / 1 (P7)
				30	800/0.012/0.85	67.8		7.5	18.4	85 / 1 (P5)

10.5Filtered Tailings

A filtered tailings method is being implemented to expand the tailings handling capacity of the DDGM site, with commissioning in 2022. Paterson and Cooke were retained to complete the filtered tailings study and provide a detailed design of the filter plant.

The filtered tailings study was conducted by Paterson and Cooke and is contained within Report 31-1048-00-TW-REP-0001 Rev A published on July 28, 2020. It can be broken down into four sections. Analysis of the slurry, analysis of the process water, the measure of flowability/moisture limits, and pressure filtration tests.

The slurry analysis results are contained in Table 102 below.

Table 10-2: Slurry Analysis.

Parameter	Value
Slurry solids concentration (%m)	52.6
Slurry pH	8.9
Slurry conductivity (mS/cm)	9.18
Temperature (⁰C)	20.0
Liquid density (kg/m3)	1008.0
Dissolved solids by mass (ppm)	13,020
Solids density (kg/m³)	2695 ± 2
Solids mass concentration (%m)	70.0%m
Test temperature (°C)	19.3
Zero free water solids mass concentration (%m)	80.8 ± 0.3%m
Solids mass concentration (%m)	10%m
Test temperature (⁰C)	19.1
Average zeta potential (mV)	-1.4 ± 0.2

Slurry analysis includes particle size analysis and minerology of the slurry solids which are graphically shown below in Figure 103 and tabulated in Table 103.

Figure 10-3: Slurry Particle Analysis.

Table 10-3: Slurry Solids Minerology.

Mineral	Percentage
Quartz	81%
Sphalerite	3%
Dolomite	3%
Pyrite	<2%
K-Feldspar	<2%
Total Clay Illite (% of total) Kaolinite (% of total)	13% 12% 1%
Illite	95%
Kaolinite	5%

The process water constituents and characteristics were also determined in the analysis and are listed below in Table 104.

Table 10-4: Process Water Constituents and Characteristics.

Element	Concentration
Aluminum (mg/l)	<0.1
Boron (mg/l)	14.9
Calcium (mg/l)	459.3
Iron (mg/l)	0.2
Magnesium (mg/l)	58.1
Potassium (mg/l)	154.7
Sodium (mg/l)	3,420.0
Bicarbonate as CaCO₃ (mg/l)	96.5
Chloride (mg/l)	4,019.6
Nitrogen, Nitrate (mg/l)	1.2
Sulfate (mg/l)	4,001.7
Total Dissolved Solids (mg/l)	11,826
Total Suspended Solids (mg/l)	60
Specific Conductivity (mS/cm)	17.2
pH	7.4
Analyzed ionic balance (cations/anions)	0.9
Calcium: Sodium Ratio	0.1

Flow moisture point (FMP) and transportable moisture limit were measured to assist in determining the better method of transporting the filtered tailings. The results are shown in Table 105 below.

Table 10-5: Test Result for Flowability.

Parameter	Percentage
Flow moisture point (% moisture)	15.5%
Transportable moisture limit (% moisture)	13.9%

The initial test results were required to initiate the final series of pressure filtration test work. Target FMP (Flowability Moisture Point) of 15% and preliminary geotechnical target of 14% were provided by the client for these tests and were conducted for a range of chamber widths. The purpose of the tests was to provide information for the selection of the appropriate filter press by establishing equations/graphs for the following characteristics:

●Dry Specific Cake Weight
●Form Time
●Cake Moisture Content
●Dry Time Factor
●Chamber Width

The resulting relationships were determined and represented in Table 106, Table 107, Table 108, and Table 109.

Table 10-6: Pressure Filtration – Dry Specific Cake Weight as a Function of Cake Thickness.

Parameter	Value
Dry specific cake weight (kg/m²)	W = a(h) + b
a	0.80
b	-0.98
Applicable chamber width range (mm)	25 to 60
Applicable pressure (kPa)	1500

Table 10-7: Pressure Filtration – Form Time as a Function of Dry Specific Cake Weight.

Parameter	Value
Log of the form time (min)	Tf = a(W)+b
a	1.40
b	-1.67
Applicable double-sided chamber width range (mm)	25 to 60
Applicable form pressure (kPa)	1,500

Table 10-8: Pressure Filtration – Form Cake Moisture Content as a Function of Form Time.

Parameter	Value
Form cake moisture content (%m)	Tf = a ln(F) + b
a	-0.07
b	0.03
Applicable form time factors (min m²/kg)	0.07 to 0.10
Applicable pressure (kPa)	1500

Table 10-9: Pressure Filtration – Dry Time Factor as a Function of Final Dry Cake Moisture Content.

Parameter	Value
Dry time factor (min.m²/kg)	D = (a)10-9e(Tf)
a	1.8 x 1012
b	-179
Applicable dry filter cake moisture (%m)	14.4%m to 17.1%m
Applicable pressure (kPa)	600

Summary of Findings for Report 31-1048-00-TW-REP-0001 Rev A determined the graphs and equations required for the selection and sizing of the equipment for the full-scale pressure filtration plant and that the operational and preliminary geotechnical targets were achievable at all chamber widths.

As part of the filtered tailings study, 31-1048-00-HY-TEC-0001 Rev A report was also completed by Paterson and Cooke on May 6, 2020. The scope of the report included a steady-state hydraulic evaluation of the tailings feed pipeline; filtration return water pipeline and paste plant transfer pipeline. Figure 104 and Figure 105 illustrate the piping runs.

Figure 10-4: Pipeline Route for Filtered Tailings Feed Pipeline.

Figure 10-5: Pipeline Route from Filter Plant to Paste Plant.

The report provided the required analysis to determine the filtration plant's engineered specifications of the filtration, and the process water return line. It also concluded that the installed pipe is suitable for the paste plant transfer pipeline in a new condition.

10.6Deleterious Elements – Copper Concentrate

The primary contaminant in the Copper concentrate is lead. Approximately 70 percent of galena is liberated, and there is potential to improve rejection of the lead with increased lead depressant in the copper circuit, such as MBS.

Sphalerite, pyrite, and non-sulfide gangue measured more typical concentrate dilution liberation, measuring between 46-50%. With the high locking of these minerals with copper sulfides, both in binary and multiphase, removing more of these minerals from the concentrate without regrinding would be difficult.

Antimony and arsenic are also present. Most antimony was included in copper and silver mineral structures, like in previous measurement periods. However, about half the arsenic was contained in arsenopyrite, which could be rejected similarly to pyrite.

Table 10-10: Characteristics of the Copper Concentrate, Minerals Content.

Element	Units	Content - percent				Minerals	Content - percent
		2013	2018	2020	2024		2013	2018	2020	2024
Copper	%	27.20	23.10	25.30	20.28	Silver Bearing Minerals	4.20	3.30	2.90	0.48
Lead	%	7.90	10.70	12.60	21.70	Copper Sulfides	73.10	63.30	67.90	72.90
Zinc	%	3.11	3.66	4.63	3.20	Galena	9.90	13.20	11.60	13.00
Silver	g/t	11,653	3,743	2,197	4,455	Sphalerite	4.50	4.70	6.50	3.80
Gold	g/t	243.00	55.00	28.00	68.30	Pyrite	2.90	9.50	5.10	5.44
Antimony	%	1.01	0.82	1.20	0.67	Non-sulfide Gangue	5.50	6.10	6.00	4.38
Arsenic	%	0.25	0.20	0.21	0.17	Total	100.0	100.0	100.0	100.0
Sulphur	%	31.80	30.90	31.50	32.10	Sizing - µm K80	59	67	62	75

10.7Deleterious Elements – Lead Concentrate

Zinc and quartz are deleterious elements within the lead concentrate. Both sphalerite and non-sulfide gangue are over 63 percent liberated, and it should be possible to improve the rejection of both, to some extent, by enhancing the flowsheet or chemical conditions. The non-sulfide gangue, primarily quartz, is not considered hydrophobic, with a third-sized finer than 8 µm suggesting it is recovered via entrainment. Additional cleaning stages would reduce the recovery via entrainment. Redirecting the copper circuit cleaner tailing to the lead first cleaner may help reduce recovery of non-sulfide gangue to the lead concentrate. It might be possible to reduce sphalerite recovery by using increased depressant dosages (such as sodium cyanide and zinc sulphate).

Table 10-11: Characteristics of the Lead Concentrate, Minerals Content.

Element	Units	Content - percent				Minerals	Content - percent
		2013	2018	2020	2024		2013	2018	2020	2024
Copper	%	1.78	1.23	1.11	2.30	Silver Bearing Minerals	0.60	0.10	0.50	0.05
Lead	%	48.10	48.40	53.50	38.52	Copper Sulfides	5.10	3.40	3.30	5.26
Zinc	%	8.00	8.87	10.80	9.40	Galena	55.50	52.70	58.30	51.10
Silver	g/t	2,540	1,177	1,488	1,822	Sphalerite	11.90	13.80	15.30	12.70
Gold	g/t	47.70	7.11	6.30	9.10	Pyrite	16.30	13.30	6.20	14.10
Antimony	%	0.14	0.10	0.24	0.01	Non-sulfide Gangue	10.60	16.80	16.50	16.79
Arsenic	%	0.14	0.09	0.12	0.03	Total	100.0	100.0	100.0	100.0
Sulphur	%	22.80	20.30	17.10	20.50	Sizing - µm K80	62	43	47	49

10.8Deleterious Elements – Zinc Concentrate

In 2024, pyrite was the main diluent in the zinc concentrate, at 10.1 percent. About a third of this non-sulfide gangue was measured in binary with sphalerite, explaining its presence in the zinc concentrate. Further, another one-third sized finer than 10 µm and was likely recovered via froth entrainment. The use of froth wash water to reduce entrainment may reduce this component.

Pyrite liberation, however, is higher, and there is potential scope to reduce the recovery of liberated pyrite to the zinc concentrate. Raising the pH to 11.5 in the zinc cleaners and reducing SIPX dosages (while increasing CuSO4 dosage) may help lower the zinc concentrate's pyrite dilution.

Table 10-12: Characteristics of the Zinc Concentrate, Minerals Content.

Element	Units	Content - percent				Minerals	Content - percent
		2013	2018	2020	2024		2013	2018	2020	2024
Copper	%	0.18	0.23	0.21	0.30	Silver Bearing Minerals	0.10	<0.1	<0.1	0.01
Lead	%	1.29	1.79	0.88	1.45	Copper Sulfides	0.50	0.60	0.60	0.59
Zinc	%	51.50	49.90	57.30	49.16	Galena	1.60	2.00	1.00	1.41
Silver	g/t	110	68	44	115	Sphalerite	76.40	76.20	80.20	82.30
Gold	g/t	4.08	1.64	0.95	1.80	Pyrite	9.40	12.70	6.50	10.10
Antimony	%	0.01	0.01	0.01	0.08	Non-sulfide Gangue	12.10	8.40	11.80	5.59
Arsenic	%	0.22	0.19	0.11	0.03	Total	100.0	100.0	100.0	100.0
Sulphur	%	30.30	31.50	30.70	32.90	Sizing - µm K80	78	72	69	68

10.9Opinion of Qualified Person

Based on the findings of ALS Metallurgy report KM65236 (December 21, 2020), subsequent metallurgical test work including ALS report KM6536 (2022), and a review of DDGM operating data from the past two years, regrinding of the copper rougher concentrate improved concentrate grade by 10% and increased copper recovery by 4%. Modifications to the plant to introduce regrind of the copper rougher concentrate should be analyzed. In addition, according to flotation test work results, reagent dosage and reagent addition points should be reviewed to minimize metal misplacement.

11.MINERAL RESOURCE ESTIMATES

11.1.Summary

The Mineral Resource estimate for the Don David Gold Mine, as of December 31, 2025, using all data available as of November 1, 2025, was completed by Marcelo Zangrandi, from AMBA Consultoria Ltda, an independent QP for this Technical Report.

The Mineral Resource estimate was completed using Vulcan software. Wireframes for geology and mineralization were constructed by DDGM geology staff using Leapfrog Geo, based on underground mappings, assay results, lithological information from drill holes, and structural data. Assays were composited to 1 m lengths and capped to various levels based on exploratory data analysis for each vein. Wireframes were filled with blocks (parent cell size of 10 m by 1m by 10 m (x,y,z) for  and Arista, and 5 m by 1 m by 10 m for Switchback and Three Sisters), which were sub-celled at wireframe boundaries (sub-cell minimum size 2.5 m by 0.5 m by 2.5 m (x,y,z) for Switchback and Arista, 0.5 m by 0.5 m by 0.5 m for Three Sisters). Block grades were interpolated using ordinary kriging (OK) interpolation algorithm. Classification of blocks used distance-based criteria related to the spatial continuity of the mineralization. Block estimates were validated using industry-standard validation techniques. After the depletion of the Mineral Reserves, the remaining material is constrained within resource shapes generated in Deswik software, using a breakeven NSR cutoff grade of $150/t for the Arista mine (Arista, Switchback and Three Sisters vein systems). For the Alta Gracia mine an AuEq of 2.35 g/t was used, without any other restrictions.

A summary of the Don David Gold Mine Mineral Resources, exclusive of Mineral Reserves, for the Arista mine, is shown in Table 11-1. Table 11-2 shows the Mineral Resources for the Alta Gracia mine. NSR cutoff values for the Mineral Resources were established using a zinc price of $1.25/lb, a lead price of $0.95/lb, a copper price of $4.54/lb, a silver price of $38.00/oz, and a gold price of $3,000/oz. See Section 1.9 for an explanation of the metal prices used.

The definitions have classified Mineral Resources and Mineral Reserves in S-K 1300, which are consistent with the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions).

Table 11-1: Don David Gold Mine (Arista Mine) - Summary of Gold, Silver and Base Metal Mineral Resources, exclusive of Reserves at December 31, 2025.

	Tonnes	Grades					Cut-off grade
Arista	(kt)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	$/tonne
Measured mineral resources	3	1.40	192.3	0.32	1.04	4.22	150
Indicated mineral resources	60	1.66	248.6	0.27	1.78	5.41	150
Measured + Indicated mineral resources	63	1.65	245.7	0.28	1.74	5.35	150
Inferred mineral resources	1,366	0.84	128.0	0.23	1.25	3.69	150

Table 11-2: Don David Gold Mine (Alta Gracia Mine) - Summary of Gold, Silver and Base Metal Mineral Resources, exclusive of Reserves at December 31, 2025.

	Resources
	Tonnes	Grades		Cut-off grade
Altagracia	(kt)	Au (g/t)	Ag (g/t)	AuEq (g/t)
Measured mineral resources	27	0.81	370.6	2.35
Indicated mineral resources	141	0.49	270.0	2.35
Measured + Indicated mineral resources	168	0.54	286.1	2.35
Inferred mineral resources	148	0.62	295.6	2.35

Notes

1.	Mineral Resource estimated at December 31, 2025.
2.	The definitions for Mineral Resources in S-K 1300 were followed for Mineral Resources, which are consistent with CIM (2014) definitions.
3.	Metal prices used in the estimate were $3,000/oz Au, $38.00/oz Ag, $4.54/lb Cu, $0.95/lb Pb, and $1.25/lb Zn. See Section 1.9 for a discussion of the metal prices used.
4.	Mineral Resources are exclusive of Mineral Reserves.
5.	Mineral Resources that are not Mineral Reserves are materials of economic interest with reasonable prospects for economic extraction.
6.	Mining, processing, and overhead costs were based on 2025 actual costs for DDGM. An exchange rate of 18.5 Mexican Pesos (“MXP”) to 1 U.S. dollar is applied to peso-denominated costs.
7.	Rounding of tonnes, average grades, and contained ounces may result in discrepancies with total rounded tonnes, average grades, and total contained ounces.
8.	Metallurgical recoveries are based on historical milling results and are 71.3% for Au, 85.0% for Ag, 58.9% for Cu, 65.8% for Pb, and 76.3% for Zn for Arista. For Altagracia, recoveries are 85.0% for Au and 72.0% for Ag.

With consideration of the recommendations summarized in Section 1 and Section 23, the QP believes that any issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

11.2.Disclosure

The QP responsible for Section 11 of this Technical Report has relied on other experts regarding permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource Estimate.

11.2.1. Known Issues That Materially Affect Mineral Resources

The QP is not aware of any issues that affect the Mineral Resource estimates materially. These conclusions are based on the following:

Environmental	DDGM complies with Environmental Regulations and Standards set in Mexican Law as detailed in Section 20
Permitting	DDGM has represented that those permits are in good standing
Legal	DDGM has represented that there are no outstanding legal issues; no legal actions, and injunctions pending against the Project.
Title	DDGM has represented that the mineral and surface rights have secure title
Taxation	No known issues
Socio-economic	DDGM has represented that the operation has community support from the local town of San Jose de Gracia
Marketing	No known issues
Political	DDGM believes that the current government is supportive of the operation
Other relevant issues	No known issue
Mining	No known issues
Metallurgical

DDGM presently and successfully treats ore extracted from the Don David Mine in the onsite processing plant to produce concentrates with gold, silver, and base metals. This work has been described in Section 13

Infrastructure	No known issues

11.3.Resource Estimation

11.3.1. Resource Database

DDGM maintains the entire database at the mine site in MX Deposit (Seequent´s database management system). All data is centrally stored on the Arista Project server, backed up every night at 3:00 am. DDGM company policy includes Windows personal computer folder backup that automatically synchronizes Microsoft Desktop, Documents, and Pictures folders to a OneDrive cloud storage.

The DDGM resource database comprises 1,878 drill holes for a total of 405,717 m and 22,477 underground channels for a total of 81,027 m. The resource database contains drilling information and analytical results up to November 1, 2025. Information received after this date was not used in the Mineral Resource estimate. Data was delivered to AMBA in the form of Excel spreadsheets containing collar locations, down-hole survey data, lithology codes, sampling intervals, and assay results for gold, silver, copper, lead, and zinc, and a total of 12,665 rock density measurements. Analytical quality control data was also received, including assays for blanks, duplicates, and standards inserted into the sample stream as described and discussed in Section 9.

The coordinate reference system used is WGS84 UTM Zone 14N. Drill hole data has been reported in metric units. Gold and silver grades are in grams of metal per metric tonne, and copper, zinc, and lead grades are expressed in percentage metal.

Data was amalgamated, parsed as required, and imported by AMBA into Maptek’s Vulcan (“Vulcan”) software.

The drill hole and channel database is comprised of coordinate, length, azimuth, dip, lithology, density, and assay data. The channel sample data was converted into drill hole data for interpretation and Mineral Resource estimation. For grade estimation, unsampled intervals within mineralization wireframes were replaced with -9. Detection limit text values (e.g., “<0.05”) were replaced with numerical values that were half of the analytical detection limit.

Figure 111 illustrates drill hole locations and block model limits for each of the three vein systems.

3 Sisters BM limits
Switchback BM limits
Arista BM limits
N
W
E
S
90
-90
Bearing:14
Dip:-29

Figure 11-1: 3D view of block model limits and drill holes.

For the Mineral Resource estimate, the drill hole data was limited to those assays located inside the mineralization wireframes (veins). Summary statistics were tabulated for the assay data, including gold, silver, copper, lead, and zinc grades (Table 113).

Table 11-3: Summary Assay Statistics.

PROJECT	AU_COUNT	AU_MEAN	AG_COUNT	AG_MEAN	CU_COUNT	CU_MEAN	PB_COUNT	PB_MEAN	ZN_COUNT	ZN_MEAN
Switchback	29,207	1.8	29,207	78.45	29,207	0.42	29,207	1.53	29,207	4.39
Arista	37,792	2.92	37,792	288.65	37,792	0.39	37,792	1.62	37,792	4.32
Three Sisters	2,128	1.74	2,128	351.66	2,128	0.17	2,128	0.72	2,128	1.45
Alta Gracia	3,714	0.7	3,714	269.7	3,695	0.01	3,696	0.14	3,696	0.25

The QP conducted several checks on the Mineral Resource database as discussed in Section 9, Data Verification. The database was interrogated for inconsistencies in naming conventions or analytical units, duplicate entries, interval, length, or distance values less than or equal to zero, blank, or zero-value assay results, out-of-sequence intervals, intervals, or distances more significant than the reported drill hole length, inappropriate collar locations, and missing interval and coordinate fields. The QP believes that the database is of good quality and appropriate to support Mineral Resource estimation.

11.3.2. Bulk Density

Historical Measurement Methodology

Historically, DDGM measured the bulk density of representative mineralized vein and wall rock samples using the water displacement method.

●	Sample Selection: Samples consisted of 10 to 15 cm lengths of selected dry, whole drill core, or irregular rock fragments from underground workings.
●	Procedure: Mine laboratory technicians determined the sample mass using a conventional scale. The volume was then determined by submerging the sample in a known volume of water and measuring the volumetric displacement. Bulk density was calculated by dividing the sample mass by its displaced volume.
●	Porosity Considerations: Samples were not coated in paraffin wax; however, the selected core was generally competent and solid with very minimal porosity.

2024 Data Review and Statistical Analysis

In 2024, the AMBA Qualified Person conducted a statistical review comparing different sample sources and lithologies, including mineralized veins and wall rocks.

During this review, a systematic bias was observed in the underground samples, which was likely related to the receptacle used to measure water displacement. Consequently, further bulk density analysis was restricted to drill hole samples, with a specific focus on the mineralized veins.

To limit the influence of extreme outlier values in the lower and upper tails of the density distributions, the AMBA QP applied low and high capping values to the measurements (Figure 11-2 and Figure 11-3). A summary of the capping levels is shown in Table 11-4. After capping, the average densities for the mineralized domains were:

●	Arista: 2.83 t/m³
●	Switchback: 2.77 t/m³

These post-capping density values align closely with those used in previous resource estimations and historical mine production.

Table 11-4: Density Capping Values.

DENSITY	LOWER CAPPING (T/M3)	UPPER CAPPING (T/M3)
Arista	2.46	4.14
Switchback	2.31	3.59

Figure 11-2: Density Capping Analysis for Arista.

Figure 11-3: Density Capping Analysis for Switchback.

Updated Methodology and Current Database

To improve data quality, the exploration geology staff established a new laboratory in 2024 dedicated to collecting density samples using the industry-standard wax immersion method and a precision balance.

As of the database close-out date on November 1, 2025, the updated bulk density database contains the following sample counts:

●	Three Sisters: 3,019 samples
●	Arista: 5,333 samples
●	Switchback: 4,313 samples

Conclusions and Applied Density Values

Despite the increased number of samples from the new laboratory, the QP noted a need to refine the lithological and mineralogical descriptions of the dataset. Currently, the logging descriptions are insufficient to accurately differentiate between sulfide-rich vein segments, poorly mineralized zones, and barren wall rock.

While a preliminary correlation between metal content and density has been observed, it requires further refinement through more detailed sample logging. Due to the lack of definitive conclusions from the new dataset and the uncertainties related to the historical water displacement method, the QP has elected to maintain the historically applied density values for the current Mineral Resource estimation. This decision is supported by ongoing mine production reconciliation, which shows no significant variances that would invalidate the use of these historical values.

Future Work

Once a sufficiently large and representative dataset with detailed mineralogical descriptions is available, the density values used in the block model will be reassessed. The ultimate objective is to transition to estimating density using geostatistical methods, similar to the methodology used for estimating mineral grades.

11.3.3. Geological Interpretation

Structural data was used to help define the orientation of mineralization. Previous models were developed using successive polylines constructed in cross-section and oriented perpendicular to the overall trend of mineralization. In 2021, DDGM changed its modeling approach based on a defined economic cutoff. The defined economic cutoff determined the outlines of the polylines with demonstrated continuity between sections. The updated geological wireframes model veins or definable mineralized structures based on the geological description of the channels and drill holes, underground mapping, and a reference assay threshold. Some drill hole intercepts below NSR cutoff were included to maintain geological continuity.

At the Arista mine, the overall mineralization strike is approximately 300° azimuth, although individual veins can vary between 280° and 350° azimuth; mineralization extends over 1,450 m of strike length.

11.3.4. Wire-Frame Modeling

DDGM performed geological modeling of the Arista, Switchback, and Three Sisters vein systems, as well as the Alta Gracia vein systems using Leapfrog Geo. All mineralized veins were modeled based on the drilling and channel sampling geological descriptions and structural and lithological controls observed in underground workings and captured on level plan geological maps. The model incorporates all significant vein systems identified to date: a total of 24 veins were interpreted and modelled for the Three Sisters system, 31 veins for the Switchback system, 44 veins for the Arista system, and 14 veins for the Alta Gracia system. Where available, underground mapping was used to guide the modeling, and 3D polylines were used to control better contacts where data was sparse.

The modeled mineralized veins were exported to Vulcan software to encode the block model and provide statistical analysis and compositing limits. Figure 114 is a three-dimensional view of the wireframe solids of the veins modeled for the Arista and Switchback vein systems. Figure 115 is a three-dimensional view of the wireframe solids of the veins modeled for the Alta Gracia system.

Figure 11-4: Three-dimensional view of the wire frame solids of the veins modeled for the Arista, Switchback and Three Sisters vein systems.

Figure 11-5: Three-dimensional view of the wire frame solids of the veins modeled for Resource estimation for the Alta Gracia Vein Systems.

Each vein is treated as a separate estimation domain, respecting the directions of continuity identified and modeled for each of them. The domains are numbered sequentially in order of priority as they were modeled. The domain (vein) codes are listed in Table 115. All wireframes enclosing mineralized domains were incorporated into the block model; a sub-blocking process was used to fill the domains adequately.

Table 11-5: Vein codes used in wireframes, composites and block models.

Switchback	Code	Arista	Code	Alta Gracia	Code	3 Sisters	Code
SELENE	1	AIRE	1	huaje1_fw	1	SADIE-2	21
SILVIA	13	ALTA	2	huaje1_hw	2	SADIE-1	23
SOLEDAD-S	14	ARISTA	3	huaje2	3	SASHA-1	25
SOLRAM5	15	BAJA-RM1	4	ind_s_rm1	4	SANDY-2	26
SOLEDAD-N	16	BAJA	5	ind_m1	5	SANDY-1	30
SUSANA-N	17	CANDELARIA	6	ind_m2	6	GLORIA	44
SAGRARIO	18	CHUY1	7	jarillas1	7	SANDY-3	52
SOFIA	19	CHUY2	8	mirador	8	SANDY-4	53
SAM2	20	ESTE-NORTE	9	san_juan	9	SANDY-5	54
SARA	22	ESTE-SUR-RM1	10	san_juan_fw	10	SADIE-3	55
SBN1	24	ESTE-SUR	11	san_juan_nw	11	SADIE-4	57
SAGRAM1	27	GISELA	12	victoria1	12	SANDY-6	58
SAM1	28	LUZ	13	victoria_ne	13	SADIE-2-RM1	59
SAMARINDA	29	MARENA	14	ind_w	14	SANDY-4-RM1	60
SOLRAM1	34	MERCEDES	15			SADIE-1-RM1	61
SOLRAM2	35	SANTIAGO-RM1	16			SADIE-5	63
SOLRAM3	36	SANTIAGO	17			CATALINA	64
SOLRAM4	37	SPLAY05-RM1	18			SADIE-1-RM2	65
SUSANA-S	39	SPLAY05	19			SAN-1	66
SARABI	40	SPLAY06-SUR	20			SAN-2	67
SAI	41	SPLAY06	21			SANTA-1	68
SALAMANCA	42	SPLAY-31_RM1	22			SADIE-1-RM3	69
SUSOL	43	SPLAY-31_RM2	23			SANDY5-RM1	70
MANTO_RAM5	47	SPLAY-31	26			SANDRA	71
MANTO-SOLEDAD	48	SPLAY66-RM1	27
SOLEDAD BAJA	49	SPLAY-66	28
MANTO SOLEDAD 2	50	STA-CECILIA	29
SARABI_2	52	STA-CLARA	30
SBN2	53	STA-HELENA	31
SAU	54	STA-LUCIA	32
RAMAL_SALOME_6	55	VETA-01	33
		VETA-03	34
		VIRIDIANA-RM1	35
		VIRIDIANA-RM2	36
		VIRIDIANA	37
		CANDELARIA-RM1	38
		SPLAY31-RM5	40
		SPLAY5-RM2	41
		DAIRA	44
		ARGELIA	45
		MARENA-NORTE	46
		CHUY-RM1	47
		SPLAY-31_RM3	49
		SPLAY_66_SUR	62

11.3.5. Resource Assays

The basic drill hole data was flagged with the wireframes for each mineralized domain and assessed through exploratory data analysis (EDA), including univariate statistics, histograms, cumulative probability plots, and box plots to compare geology domain statistics, verify the data distributions and assess the need for using a top-cut.

Table 116 and Table 117 list composited univariate statistics for zinc, copper, lead, silver, and gold by estimation domain for the prominent mineralized veins from Switchback and Three Sisters vein systems.

Table 11-6: Univariate statistics of the major mineralized veins of Switchback vein system.

Domain	1 Selene	13 Silvia	14 Soledad Sur	15 Soledad_RM5	16 Soledad Norte
Au (g/t) - Count	2923	695	7081	2897	8914
Au (g/t) - Mean	3.2	5.03	1.26	3.18	1.41
Au (g/t) - Minimum	0.0002	0.0002	0.0002	0.0002	0.0002
Au (g/t) -Maximum	89.74	62.78	174.62	88.76	112.84
Au (g/t) - Std. Dev.	5.72	5.93	3.88	4.25	2.79
Au (g/t) - CV	1.73	1.27	3.1	1.35	1.91
Ag (g/t) - Count	2923	695	7081	2897	8914
Ag (g/t) - Mean	63.95	121	91.32	114	71.9
Ag (g/t) - Minimum	0.01	0.01	0.01	0.01	0.01
Ag (g/t) -Maximum	5762.79	5420	15272	8934	5032
Ag (g/t) - Std. Dev.	144	246.7	283.43	288.45	168.04
Ag (g/t) - CV	2.84	2.19	3.13	2.89	2.28
Cu (%) - Count	2923	695	7081	2897	8914
Cu (%) - Mean	0.3	0.48	0.48	0.42	0.4
Cu (%) - Minimum	0.001	0.001	0.001	0.001	0.001
Cu (%) -Maximum	4.41	3.22	11.72	7.26	7.65
Cu (%) - Std. Dev.	0.28	0.36	0.57	0.37	0.32
Cu (%) - CV	0.92	0.79	1.2	0.86	0.83
Pb (%) - Count	2923	695	7081	2897	8914
Pb (%) - Mean	1.46	2.87	1.38	2.31	1.62
Pb (%) - Minimum	0.0008	0.0025	0.0001	0.0025	0.0015
Pb (%) -Maximum	54.56	52.67	60.45	59.8	42.1
Pb (%) - Std. Dev.	2.88	3.52	2.04	3.52	2.74
Pb (%) - CV	1.85	1.32	1.49	1.48	1.61
Zn (%) - Count	2923	695	7081	2897	8914
Zn (%) - Mean	3.33	8.64	4.7	5.56	5.01
Zn (%) - Minimum	0.004	0.005	0.0004	0.005	0.003
Zn (%) -Maximum	36.39	34.57	50.75	37.22	58.71
Zn (%) - Std. Dev.	4.73	6.38	5.01	5.51	5.24
Zn (%) - CV	1.25	0.79	1.06	0.96	1

Table 11-7: Univariate statistics of the major mineralized veins of the Three Sisters vein system.

Domain	53 Sandy4	23 Sadie1	30 Sady1	26 Sandy2	44 Gloria
Au (g/t) - Count	718	247	152	219	128
Au (g/t) - Mean	1.938	1.250080972	2.014903355	1.474276667	1.390507813
Au (g/t) - Minimum	0.003	0.01	0.01	0.025	0.007
Au (g/t) -Maximum	33.800	16.76	20.755	8.52	17.05
Au (g/t) - Std. Dev.	3.242	1.758401405	2.630131728	1.445562941	2.682408482
Au (g/t) - CV	1.673	1.41	1.31	0.98	1.93
Ag (g/t) - Count	718	247	152	219	128
Ag (g/t) - Mean	427.05	447.11	216.58	300.75	114.54
Ag (g/t) - Minimum	0.10	1.50	2.50	2.50	0.60
Ag (g/t) -Maximum	20638.00	3475.00	3002.00	3385.28	2930.00
Ag (g/t) - Std. Dev.	1322.21	670.09	438.40	497.39	397.78
Ag (g/t) - CV	3.10	1.50	2.02	1.65	3.47
Cu (%) - Count	718	247	152	219	128
Cu (%) - Mean	0.20	0.13	0.17	0.14	0.28
Cu (%) - Minimum	0.0004	0.0010	0.0100	0.0040	0.0037
Cu (%) -Maximum	2.18	1.08	1.42	0.81	2.60
Cu (%) - Std. Dev.	0.28	0.16	0.19	0.14	0.34
Cu (%) - CV	1.39	1.27	1.09	0.97	1.20
Pb (%) - Count	718	247	152	219	128
Pb (%) - Mean	0.88	0.39	0.83	0.52	1.15
Pb (%) - Minimum	0.001	0.004	0.009	0.009	0.005
Pb (%) -Maximum	26.43	5.63	6.32	10.03	16.95
Pb (%) - Std. Dev.	1.63	0.57	0.88	0.76	2.06
Pb (%) - CV	1.85	1.45	1.06	1.46	1.80
Zn (%) - Count	718	247	152	219	128
Zn (%) - Mean	1.55	0.95	1.74	1.07	2.72
Zn (%) - Minimum	0.007	0.016	0.025	0.025	0.024
Zn (%) -Maximum	12.47	12.82	7.96	4.69	16.95
Zn (%) - Std. Dev.	1.86	1.40	1.38	0.84	3.00
Zn (%) - CV	1.20	1.48	0.80	0.78	1.10

The basic statistics of the domain-coded data indicated that the domains were characterized by mixed populations (due to the incorporation of low-grade internal waste) and strongly skewed distributions (due to the presence of extreme elevated values), which was reflected in their high coefficients of variation. The coefficient of variation (“CV”) is the ratio of the standard deviation to the mean. It is a relative measurement of sample variability and, if the ratio is much higher than 1, care should be taken during estimation using a linear Kriging algorithm. CV ratios significantly higher than one indicate skewed underlying statistical distributions. The influence of high grades during Kriging interpolation should be controlled to avoid unrealistic smearing of high assay values.

The composite statistics in Table 116 and Table 117 show that the CV ratios for the major mineralized domains are higher than one (1), mainly for gold and silver, copper, lead, and zinc in some mineralized veins. The influence of high grades during estimation needs to be carefully controlled.

11.3.6. Compositing

A statistical review of the raw sample lengths indicates that most samples were collected at a nominal core length of approximately 1 m. Figure 116 presents histograms of sample lengths for all domains combined for Switchback (left), Three Sisters (center), and Arista (right) vein systems. The distributions indicate average sample lengths of approximately 1.0 m for Switchback, 0.9 m for Three Sisters, and 0.9 m for Arista. A small number of samples have longer intervals, with a maximum recorded sample length of 7.0 m in Arista; however, this interval corresponds to an empty intersection.

Figure 11-6: Histograms of raw sample lengths in all samples from the Switchback (left), Three Sisters (center) and Arista (right) vein systems.

AMBA´s QP composited the assays to 1 m with a 0.5 m tolerance, beginning at the collars. The compositing process respects the limits of the mineralized veins. Small intervals were merged with the previous interval. Composite lengths range from 0.1 m to 1.49 m.

The majority of composites (90%) had a length from 70 cm to 1.4 m, and 1% of the composites had a length less than 0.5 m. The composite length corresponds to the size of the parent block in the direction of the width of the veins.

11.3.7. Treatment of High-Grade Assays

Where the assay distribution is skewed positively or approaches log-normal, erratic high-grade values can have a disproportionate effect on the average grade of a deposit. One method of treating these outliers, in order to reduce their influence on the average grade, is to cut or cap them at a specific grade level. Another possibility is to limit the range of influence using a restricted search radius for these samples considered outliers.

AMBA´s QP applied a general high-grade capping to Au, Ag, Cu, Pb and Zn assays to a very small amount of outlier values located in the upper tail of the metal distributions. These extreme values are very erratic, do not seem to correspond with the grade distribution, and, in some situations, could even be sampling errors.

Log Probability Plot for au_ppm_best
Cumulative Probability %
99.99
99.9
99.8
99
98
95
90
80
70
60
50
40
30
20
10
5
2
1
0.5
0.2
0.1
0.05
0.02
0.01
0.001
0.01
0.1
1
10
au_ppm_best

Log Probability Plot for ag_ppm_best
Cumulative Probability %
0.01
0.1
1
10
100
1000
ag_ppm_best

Log Probability Plot for cu_pct_best
Cumulative Probability %
0.001
0.01
0.1
1
10
cu_pct_best

Log Probability Plot for pb_pct_best
Cumulative Probability %
0.001
0.01
0.1
1
10
pb_pct_best

Log Probability Plot for zn_pct_best
Cumulative Probability %
0.001
0.01
0.1
1
10
zn_pct_best

Figure 11-7: General capping for all Switchback vein domains.

Log Probability Plot for au_ppm_best
Log Probability Plot for ag_ppm_best
Log Probability Plot for cu_pct_best
Log Probability Plot for pb_pct_best
Log Probability Plot for zn_pct_best
Cumulative Probability %
au_ppm_best
ag_ppm_best
cu_pct_best
pb_pct_best
zn_pct_best

Figure 11-8: General capping for all Arista vein domains.

A summary of general capping is shown in Table 118 with the number of composites capped for each metal. Composite samples above these thresholds were capped prior to estimation.

Table 11-8: Summary of general capping for Arista and Switchback.

Arista	Grade capped	Number of composites capped
Au(g/t)	190.5	4
Ag (g/t)	15,618.80	9
Cu(%)	14.33	2
Pb(%)	40	4
Zn(%)	47	4
Switchback	Grade capped	Number of composites capped
Au(g/t)	78	3
Ag (g/t)	5,000	9
Cu(%)	8	2
Pb(%)	40	4
Zn(%)	40	6

A second capping analysis was performed individually for each vein. To determine the appropriate capping thresholds, composite sample population statistics, histograms and lognormal probability plots were examined for each modeled vein. An example of the Selene vein is shown in Figure 119.

Log Probability Plot for au_ppm_best
Cumulative Probability %
au_ppm_best
Log Probability Plot for ag_ppm_best
Cumulative Probability %
ag_ppm_best
Log Probability Plot for cu_pct_best
Cumulative Probability %
cu_pct_best
Log Probability Plot for pb_pct_best
Cumulative Probability %
pb_pct_best
Log Probability Plot for zn_pct_best
Cumulative Probability %
zn_pct_best

Figure 11-9: Log probability plots for Au, Ag, Cu, Pb and Zn, for the Selene vein showing the capping criteria.

Log probability plots commonly show outliers at the 98th to 99th percentile (disintegration of the upper tail of the cumulative distribution). The final outlier threshold was selected between these percentiles to adjust the capping levels with grade reconciliation with the mine and process, and to reduce global bias.

Each one of the thresholds defined for capping each vein was applied during the grade estimation, limiting the search range, in order to use the capped grades for estimation, but restricting their influence to a few blocks next to the composite.

Table 11-9: Composite Capping Values Inside Wire-Framed Veins of the Don David Mine.

n.a.= not applicable

SYSTEM	VEIN	AU	AG	CU	PB	ZN	SYSTEM	VEIN	AU	AG	CU	PB	ZN
		G/T	G/T	%	%	%			G/T	G/T	%	%	%
Switchback	selene	50	700	1.5	22	n.a.	Arista	CHUY2	6.4	500	0.9	9	22
Switchback	silvia	22	575	1.6	11	24	Arista	ESTE-NORTE	6	300	2	6	11
Switchback	soledad_s	14	900	4.5	11	28	Arista	ESTE-SUR-RM1	n.a.	95	n.a.	n.a.	3
Switchback	soledad_rm5	20	1000	1.8	17	25	Arista	ESTE-SUR	45	4500	8	10	13
Switchback	soledad_n	25	1250	2.3	23	31	Arista	GISELA	0.37	1000	n.a.	10	18
Switchback	susana_n	n.a.	n.a.	n.a.	n.a.	n.a.	Arista	LUZ	35	3500	2.7	8	10
Switchback	sagrario	15	400	2.1	10	14	Arista	MARENA	15	2500	3.5	5	10
Switchback	sofia	24	250	2.4	10	16	Arista	MERCEDES	5	550	3	11	28
Switchback	sam2	3	200	1.5	2	7	Arista	SANTIAGO-RM1	n.a.	11	0.15	2.1	5
Switchback	sara	16	700	0.9	7	9	Arista	SANTIAGO	30	900	1.2	8	13
Switchback	sbn1	2.5	90	0.9	8	10	Arista	SPLAY05-RM1	20	2700	0.8	15	14
Switchback	sagram1	1.35	110	1	3.5	3.5	Arista	SPLAY5	70	14000	1.25	14	14.5
Switchback	sam1	3.5	22	1	2.5	10.5	Arista	SPLAY06-SUR	0.5	93	n.a.	n.a.	n.a.
Switchback	samarinda	n.a.	n.a.	n.a.	n.a.	n.a.	Arista	SPLAY06	5	700	0.6	2.5	1.8
Switchback	soledad_rm1	10	800	1.2	8	20	Arista	SPLAY31-RM1	4	1300	1.4	3.5	n.a.
Switchback	soledad_rm2	3	110	1	2.1	8	Arista	SPLAY31-RM2	3.5	1700	0.7	1.45	5.4
Switchback	soledad_rm3	3	800	n.a.	12	14	Arista	SPLAY31	35	3300	2.6	13	21
Switchback	soledad_rm4	0.35	35	0.75	2.6	15	Arista	SPLAY66-RM1	30	3000	2.5	10	27
Switchback	susana_s	2.5	800	1	11	15	Arista	SPLAY66	50	5000	5	16	40
Switchback	sarabi	30	800	1	7	8	Arista	STA-CECILIA	10.5	250	2	9.5	14
Switchback	sai	0.02	2.5	0.1	0.1	0.45	Arista	STA-CLARA	2.5	680	1.6	11	15
Switchback	salamanca	7.5	300	1	3	8	Arista	STA-HELENA	30	600	5.5	18	30.5
Switchback	susol	5	161	2.5	3	7	Arista	STA-LUCIA	40	2400	2.6	11	15
Switchback	manto_rm5	10	1000	n.a.	3	6	Arista	VETA01	40	2200	2.25	17	26
Switchback	manto_soledad	15	1000	1.45	8	13	Arista	VETA03	60	2500	4.8	20	40
Switchback	soledad_baja	10	150	1	2	4.5	Arista	VIRIDIANA-RM1	80	4000	10	12	12
Switchback	manto_soledad2	6	45	0.5	2	8	Arista	VIRIDIANA-RM2	16.5	310	n.a.	5	17
Switchback	sarabi2	n.a.	350	n.a.	0.3	0.35	Arista	VIRIDIANA	35	2100	5.5	20	37
Switchback	sbn2	n.a.	n.a.	n.a.	n.a.	0.26	Arista	CANDELARIA-RM1	4	160	0.61	2	n.a.
Switchback	sau	n.a.	n.a.	n.a.	n.a.	n.a.	Arista	SPLAY31-RM5	25	170	1.9	11	2
Switchback	ramal_salome6	6	200	1.4	5	11	Arista	SPLAY05-RM2	4	640	n.a.	0.5	1
Arista	AIRE	5	710	0.5	4.5	7	Arista	DAIRA	0.5	15	n.a.	2.5	3.5
Arista	ALTA	45	1400	2.9	20	28	Arista	ARGELIA	6	400	n.a.	4	6

Arista	ARISTA	70	7950	4.8	25	28.5	Arista	MARENA_NORTE	1.9	100	0.4	4.5	7.5
Arista	BAJA-RM1	22	700	1.5	12	28	Arista	CHUY1_RM1	60	290	6.5	4.5	11
Arista	BAJA	60	5200	4	13	28	Arista	SPLAY31_RM3	1.15	300	0.55	2	2
Arista	CANDELARIA	50	6000	5	15	12	Arista	SPLAY66_SUR	55	3720	5	14	22
Arista	CHUY1	60	1200	6	15	35

Figure 11-10: Exclusion of distant high yield samples in Vulcan, for Ag grades estimation, Selene vein.

11.3.8. Trend Analysis - Variography

A variogram is a geostatistical tool that describes the spatial continuity of the data as a function of distance and direction. The experimental variogram is a discrete function calculated using a measure of variability between pairs of points at various distances and directions. A variogram parameter is thus a vector describing grade spatial variability in space. The spatial variability model should be compatible with accepted geologic knowledge. Therefore, variography is closely related to the understanding of the mineralization and its geological parameters. For example, the modeled anisotropies should be consistent with the spatial distribution of known geologic controls, and the variances and ranges of the models should be consistent with the overall variability observed in the data (Rossi & Deutsch, 2014).

The mineralized veins that control the continuity of the mineralization show a wide variability in their spatial orientation, both in azimuth and dip. Experimental variograms were calculated for each vein using length-weighted composites.

Analysis of the spatial distribution of Au, Ag, Cu, Pb and Zn grades consisted of variography maps and the modeling of directional grade variograms. Directional variograms were modelled to obtain the variogram models to be used for estimation process. Variogram analyses started with the definition of the three main directions of continuity, following the main directions of known geological continuity (spatial orientation of the veins) for each domain, with the support of the variographic maps. Experimental variograms were obtained for each direction of continuity. Experimental variograms were modelled, generally using one exponential and one spherical structure or two spherical structures. Figure 11-11 and Figure 11-12 show examples of variograms for Ag for Selene (Switchback) and Au for Sandy 4 (Three Sisters), respectively. For veins with insufficient composite data to define spatial models for the mineralization as a separate domain, variogram continuity parameters were assumed to be the same as a spatially proximal vein with similar geological, orientation and/or mineralization characteristics.

Variogram for ag_ppm_best
Downhole - 1 - ag_ppm_best <= 450 - NOT 99
Gamma (2971)
Pair Counts
Sample Separation (m)
Variogram for ag_ppm_best
Direction 1: 00-->100 - 1 - ag_ppm_best <= 450 - NOT 99
Gamma (2971)
Pair Counts
Sample Separation (m)
Variogram for ag_ppm_best
Direction 2: -90-->000 - 1 - ag_ppm_best <= 450 - NOT 99
Gamma (2971)
Pair Counts
Sample Separation (m)
Variogram for ag_ppm_best
Direction 3: 00-->010 - 1 - ag_ppm_best <= 450 - NOT 99
Gamma (2971)
Pair Counts
Sample Separation (m)

Figure 11-11: Selene vein (Switchback system) experimental and modelled Ag variograms.

Variogram for au_ppm_best
Downhole
Gamma (5.099)
Pair Counts
Sample Separation (m)
Lag 1
Sph(0.84, 4.2)
Sph(0.04, 0.8)
N(0.12)

Variogram for au_ppm_best
Direction 1: 00-->120
Gamma (5.099)
Pair Counts
Sample Separation (m)
Lag 14
Sph(0.37, 59.4)
Exp(0.51, 9.2)
N(0.12)

Variogram for au_ppm_best
Direction 2: -80-->030
Gamma (5.099)
Pair Counts
Sample Separation (m)
Lag 20
Sph(0.37, 47)
Exp(0.51, 34.6)
N(0.12)

Variogram for au_ppm_best
Direction 3: 10-->030
Gamma (5.099)
Pair Counts
Sample Separation (m)
Lag 1
Sph(0.37, 4.8)
Exp(0.51, 4.4)
N(0.12)

Figure 11-12: Sandy 4 vein (Three Sisters system) experimental and modelled Au variograms.

Table 11-10: Summary of parameters describing grade continuity for major estimation domains.

Vein	Element	Nugget	Model Type	Sill	Bearing	Plunge	Dip	Major Axis	Semi Axis	Minor Axis	Model Type	Sill	Bearing	Plunge	Dip	Major Axis	Semi Axis	Minor Axis
1	Au	0.05	Exp	0.56	vein_bear	0	vein_dip	9.6	21.4	2.4	Sph	0.39	vein_bear	0	vein_dip	57	23.6	2.8
Selene	Ag	0.1	Exp	0.49	vein_bear	0	vein_dip	5.2	6.6	3.6	Sph	0.41	vein_bear	0	vein_dip	61	77.6	5
	Cu	0.11	Sph	0.53	vein_bear	0	vein_dip	5.4	14.4	3.8	Sph	0.36	vein_bear	0	vein_dip	83	79	5.6
	Pb	0.15	Exp	0.56	vein_bear	0	vein_dip	8.8	13.8	3.8	Sph	0.29	vein_bear	0	vein_dip	54.2	52	6.6
	Zn	0.07	Exp	0.48	vein_bear	0	vein_dip	4.6	7.8	3.8	Sph	0.45	vein_bear	0	vein_dip	102.2	55	6.6
13	Au	0.08	Sph	0.34	vein_bear	0	vein_dip	4.6	5.4	2	Sph	0.58	vein_bear	0	vein_dip	75	40	7
Silvia	Ag	0.05	Sph	0.48	vein_bear	0	vein_dip	15	24	6	Sph	0.47	vein_bear	0	vein_dip	86	39	8
	Cu	0.04	Exp	0.5	vein_bear	0	vein_dip	3	13	2.6	Sph	0.46	vein_bear	0	vein_dip	28	24	8
	Pb	0.1	Exp	0.61	vein_bear	0	vein_dip	4.8	19.6	3.6	Sph	0.29	vein_bear	0	vein_dip	29	23	8
	Zn	0.09	Exp	0.62	vein_bear	0	vein_dip	10.6	21.8	5	Sph	0.29	vein_bear	0	vein_dip	67	41	6.4
14	Au	0.1	Exp	0.78	vein_bear	0	vein_dip	7.4	18	2.6	Sph	0.12	vein_bear	0	vein_dip	36	55	3.8
Soledad	Ag	0.08	Exp	0.61	vein_bear	0	vein_dip	5	28	2.6	Sph	0.31	vein_bear	0	vein_dip	49	40	5.4
Sur	Cu	0.1	Exp	0.56	vein_bear	0	vein_dip	2.6	17	3.8	Sph	0.34	vein_bear	0	vein_dip	46.4	40.4	8.2
	Pb	0.07	Exp	0.58	vein_bear	0	vein_dip	4	13.6	4.4	Sph	0.35	vein_bear	0	vein_dip	51.4	56.6	6.6
	Zn	0.05	Exp	0.55	vein_bear	0	vein_dip	7	28	3.5	Sph	0.4	vein_bear	0	vein_dip	57.6	40.4	4
16	Au	0.07	Exp	0.57	vein_bear	0	vein_dip	6.4	7.4	5	Sph	0.36	vein_bear	0	vein_dip	59	20	5.2
Soledad	Ag	0.1	Exp	0.58	vein_bear	0	vein_dip	3.4	3.2	5	Sph	0.22	vein_bear	0	vein_dip	70	30.6	5.4
Norte	Cu	0.04	Exp	0.7	vein_bear	0	vein_dip	4.4	4.2	7.5	Sph	0.26	vein_bear	0	vein_dip	52.2	49	7.8
	Pb	0.09	Exp	0.58	vein_bear	0	vein_dip	6.4	4.2	5	Sph	0.33	vein_bear	0	vein_dip	42.4	30	5.2
	Zn	0.04	Exp	0.57	vein_bear	0	vein_dip	3.8	2.6	3.4	Sph	0.39	vein_bear	0	vein_dip	83.4	20.8	4.8
21	Au	0.12	Exp	0.51	vein_bear	0	vein_dip	9.2	34.6	4.4	Sph	0.37	vein_bear	0	vein_dip	59.4	47	4.4
Sadie_2	Ag	0.08	Exp	0.4	vein_bear	0	vein_dip	4.2	20.4	2.2	Sph	0.52	vein_bear	0	vein_dip	13.6	35	3.2
	Cu	0.08	Exp	0.35	vein_bear	0	vein_dip	7.4	34.8	2.2	Sph	0.57	vein_bear	0	vein_dip	31.6	43	4.4
	Pb	0.08	Sph	0.34	vein_bear	0	vein_dip	32	20	3.6	Sph	0.58	vein_bear	0	vein_dip	88.2	30	5.4
	Zn	0.1	Sph	0.34	vein_bear	0	vein_dip	7.4	34.8	5.2	Sph	0.56	vein_bear	0	vein_dip	106.4	43	7
26	Au	0.1	Sph	0.14	vein_bear	0	vein_dip	30.8	34	2	Sph	0.76	vein_bear	0	vein_dip	40	35	4
Sandy_2	Ag	0.08	Sph	0.2	vein_bear	0	vein_dip	43.4	8.2	2	Sph	0.72	vein_bear	0	vein_dip	50	30	3
	Cu	0.08	Sph	0.17	vein_bear	0	vein_dip	5.6	13.4	2	Sph	0.75	vein_bear	0	vein_dip	65	36.2	4
	Pb	0.08	Sph	0.41	vein_bear	0	vein_dip	20.6	11.4	2	Sph	0.51	vein_bear	0	vein_dip	35.2	32.8	4
	Zn	0.09	Exp	0.6	vein_bear	0	vein_dip	19.2	18.8	2	Sph	0.31	vein_bear	0	vein_dip	52	33	4
37	Au	0.1	Exp	0.78	vein_bear	0	vein_dip	7.4	18.6	2.6	Sph	0.12	vein_bear	0	vein_dip	36.2	54.6	3.8
Viridiana	Ag	0.08	Exp	0.61	vein_bear	0	vein_dip	5.6	28	2.6	Sph	0.31	vein_bear	0	vein_dip	48.6	39.8	5.4
	Cu	0.1	Exp	0.56	vein_bear	0	vein_dip	2.6	16.8	3.8	Sph	0.34	vein_bear	0	vein_dip	46.4	40.4	8.2
	Pb	0.07	Exp	0.58	vein_bear	0	vein_dip	4	13.6	4.4	Sph	0.35	vein_bear	0	vein_dip	51.4	56.6	6.6
	Zn	0.05	Exp	0.55	vein_bear	0	vein_dip	7	28	3.5	Sph	0.4	vein_bear	0	vein_dip	57.6	40.4	4
14	Au	0.1	Exp	0.78	vein_bear	0	vein_dip	5.8	7.4	18.6	2.6	0.12	vein_bear	0	vein_dip	36.2	54.6	3.8
Marena	Ag	0.08	Exp	0.61	vein_bear	0	vein_dip	5.6	28	2.6	Sph	0.31	vein_bear	0	vein_dip	48.6	39.8	5.4
	Cu	0.1	Exp	0.56	vein_bear	0	vein_dip	2.6	16.8	3.8	Sph	0.34	vein_bear	0	vein_dip	46.4	40.4	8.2
	Pb	0.07	Exp	0.58	vein_bear	0	vein_dip	4	13.6	4.4	Sph	0.35	vein_bear	0	vein_dip	51.4	56.6	6.6
	Zn	0.05	Exp	0.55	vein_bear	0	vein_dip	7	28	3.5	Sph	0.4	vein_bear	0	vein_dip	57.6	40.4	4

11.3.9. Block Models

Base block models were constructed in Maptek Vulcan software using the vein systems wireframes for Arista, Switchback, Three Sisters and Alta Gracia, with empty or blank values assigned to the individual blocks/sub-blocks prior to modeling. For this resource update, a separate block model was generated for the Three Sisters vein system. Although this vein system had already been modeled and included in previous updates as part of Switchback block model, it was deemed appropriate to treat it as a separate model, primarily due to the observed change in vein orientation compared to the Switchback system.

Table 1111 provides a listing of block model extents and orientations, and the sub-blocking parameters are used to define the volume of the wireframes within the models. The block models were rotated to the average strike of the vein systems.

Table 1112 provides a listing of the standard block model parameters, their data type, default values and a descriptive comment on value estimation or assignment.

Table 11-11: Block Model Specifications – Switchback, Arista, Three Sisters and Alta Gracia models.

T

SWITCHBACK	EASTING (M)	NORTHING (M)	RL (M)
Minimum Coordinates	808,150	1,847,350	100
Maximum Coordinates	809,950	1,848,350	950
Model Extent	1,800	1,000	850
Parent Block Size	5	1	10
Sub-block Size	2.5	0.5	2.5
Rotation (degrees, following left hand rule)	135	0	0
ARISTA	EASTING (M)	NORTHING (M)	RL (M)
Minimum Coordinates	807,845	1,847,007	150.0
Maximum Coordinates	809,645	1,847,907	950.0
Model Extent	1,800	900	800.0
Parent Block Size	10	1	10
Sub-block Size	2.5	0.5	2.5
Rotation (degrees, following left hand rule)	135	0	0
THREE SISTERS	EASTING (M)	NORTHING (M)	RL (M)
Minimum Coordinates	807,850	1,847,250	200
Maximum Coordinates	809,650	1,848,250	1,200
Model Extent	1,800	1,000	1,000
Parent Block Size	5	1	10
Sub-block Size	0.5	0.5	0.5
Rotation (degrees, following left hand rule)	120	0	0
ALTA GRACIA	EASTING (M)	NORTHING (M)	RL (M)
Minimum Coordinates	794,100	1,847,700	1,200
Maximum Coordinates	795,400	1,848,450	1,700
Model Extent	1,300	750	500
Parent Block Size	2.5	750	2.5
Sub-block Size	2.5	0.5	2.5
Rotation (degrees, following left hand rule)	50	0	0

Table 11-12: Block Model Variables – Switchback, Arista, Three Sisters and Alta Gracia models.

VARIABLE	DATA TYPE	DEFAULT VALUE	DESCRIPTION
au_ok	Float (Real * 4)	-9	Kriged Au grade
ag_ok	Float (Real * 4)	-9	Kriged Ag grade
zn_ok	Float (Real * 4)	-9	Kriged Zn grade
cu_ok	Float (Real * 4)	-9	Kriged Cu grade
pb_ok	Float (Real * 4)	-9	Kriged Pb grade
categ	Integer (Integer * 4)	0	resource class (1=Measured, 2=Indicated, 3=Inferred)
dist_au_ok	Float (Real * 4)	-9	distance to the closest sample Au estimation
dist_ag_ok	Float (Real * 4)	-9	distance to the closest sample Ag estimation
dist_zn_ok	Float (Real * 4)	-9	distance to the closest sample Zn estimation
dist_cu_ok	Float (Real * 4)	-9	distance to the closest sample Cu estimation
dist_pb_ok	Float (Real * 4)	-9	distance to the closest sample Pb estimation
flag_au_ok	Integer (Integer * 4)	-9	Au estimation pass
flag_ag_ok	Integer (Integer * 4)	-9	Ag estimation pass
flag_zn_ok	Integer (Integer * 4)	-9	Zn estimation pass
flag_cu_ok	Integer (Integer * 4)	-9	Cu estimation pass
flag_pb_ok	Integer (Integer * 4)	-9	Pb estimation pass
nsamples_au_ok	Integer (Integer * 4)	-9	Number of samples Au estimation
nsamples_ag_ok	Integer (Integer * 4)	-9	Number of samples Ag estimation
nsamples_zn_ok	Integer (Integer * 4)	-9	Number of samples Zn estimation
nsamples_cu_ok	Integer (Integer * 4)	-9	Number of samples Cu estimation
nsamples_pb_ok	Integer (Integer * 4)	-9	Number of samples Pb estimation
densidad	Float (Real * 4)	2.79	Density
au_eqv	Float (Real * 4)	-9	calculated au equivalent
vein	Integer (Integer * 4)	-9	vein domain code
nsr	Float (Real * 4)	-9	calculated nsr
ag_nn	Float (Real * 4)	-9	ag nn assignment
au_nn	Float (Real * 4)	-9	au nn assignment
cu_nn	Float (Real * 4)	-9	cu nn assignment
pb_nn	Float (Real * 4)	-9	pb nn assignment
zn_nn	Float (Real * 4)	-9	zn nn assignment
minada	Integer (Integer * 4)	0	mined out = 1
vein_bear	Float (Real * 4)	-9	vein bearing
vein_dip	Float (Real * 4)	-9	vein dip
vein_plunge	Float (Real * 4)	-9	vein plunge
minor	Float (Real * 4)	-9	minor anisotropy direction

The sub-celled block model accurately represents the volume and tonnage contained within the constraining wireframes. Table 1113 shows the block model tonnage compared with the tonnage of the wireframes, for the major mineralized veins.

Table 11-13: Comparison between wireframes and block model tonnages.

VEIN	BM TONNAGE	WIREFRAMES TONNAGE	% DIFFERENCE
17_SANTIAGO	608,987	609,417	0.07%
29_STA_CECILIA	306,124	305,348	-0.25%
37_VIRIDIANA	962,297	961,528	-0.08%
28_SP-66	230,541	230,542	0.00%
05_BAJA	633,749	634,699	0.15%
01_SELENE	606,023	606,182	0.03%
13_SILVIA	89,132	88,936	-0.22%
14_SOLEDAD_SUR	1,570,718	1,569,756	-0.06%
16_SOLEDAD_NORTE	2,145,536	2,144,433	-0.05%
21_SADIE2	5,120	5,099	-0.41%
25_SASHA1	70,726	70,767	0.06%
26_SADIE1	77,034	77,066	0.04%
30_SANDY1	13,666	13,655	-0.08%
55_SADIE-3	19,375	19,380	0.03%
44_GLORIA	1,480,953	1,480,887	0.00%

The block model limits are shown relative to drilling and mineralized vein wireframes at Arista, Switchback and Three Sisters in Figure 1113. Figure 1114 shows a corresponding view of the Alta Gracia block model limits.

Figure 11-13: Block Model locations, orientations and dimensions for the Arista, Switchback, and Three Sisters Vein Systems at the Arista Underground Mine.

Figure 11-14: Block Model Location, orientation, and dimension for the Alta Gracia Vein Systems.

11.3.10. Search Strategy and Grade Interpolation Parameters

Prior to grade estimation, the raw drillhole data set was coded (“flagged”) with the domain (vein) code delimited using the modelled wireframes. The result of this flagging was visually checked. The samples were subsequently composited to 1 m length, respecting the flagged domain code limits for each individual domain. Length-weighted compositing was performed for each metal used for resource modeling (Au, Ag, Cu, Pb and Zn). For a listing of domain codes refer to Table 115 that shows the coding of the individual wireframes. The numeric codes for the wireframes, for the composites and for the mineralized domains in the block model, are identical and unique for each vein.

Ordinary Kriging (“OK”) was selected as the method for the estimation for Au, Ag, Cu, Pb and Zn grades. Block Kriging was done with a discretization of the parent cell into a 4x1x4 grid for Arista, Three Sisters and Switchback estimation and 2x2x2 grid for Alta Gracia estimation. All search directions were based on Vulcan’s dynamic anisotropy, which varies search ellipsoid orientations according to the trend of the mineralization domain (Figure 1115).

Figure 11-15: Vertical cross-section of Soledad Sur vein with Ag search ellipsoids showing variable anisotropy.

All available 1 m drillhole composites with a variable top-cut for each domain (as described in Section 11.3.7) were used in the model estimation. The variogram parameters and the ranges of influence as described in Section 11.3.8 were used for the estimation of each vein.

The block grade estimation was completed in three passes of expanding search ellipsoids, with only blocks not estimated in an earlier pass available for estimation during the next pass. Pass 1 uses a search radius equal to the variogram range corresponding to 80% of the total variance; Pass 2 uses a search radius equal to the variogram range corresponding to 90% of the total variance (Figure 1116); and Pass 3 uses a search radius of 80 m in the major and semi-major axis and 15 m in the minor axis (this is normally 2 to 3 times the range of the variogram). Search parameters examples are listed in Table 1114 for some domains in Switchback, Three Sisters and Arista.

Figure 11-16: Example of relationship between variogram range and search radii (Soledad Sur, continuity models for gold).

Table 11-14: Example of search parameters.

ESTIMATION	PASS	ROTATION ANGLES BM			SEARCH ELLIPSE RADIO (M)			THRESHOLD	HIGH YIELD LIMITS (RADII			# OF		MAX #	MAX
DOMAIN		VARIABLE						HIGH YIELD	FOR CAPPING)			COMPOSITES		OF	SAMPLE
								GRADES						COMP	PER
														PER	OCTANT
		BEARING	PLUNGE	DIP	MAJOR	SEMI-	MINOR		MAJOR	SEMI-MAJOR	MINOR	MIN	MAX	DH
						MAJOR
16	1	vein_bear	0	Vein_dip	10	10	3	1250	10	10	2	5	12	2	2
Soledad	2	vein_bear	0	Vein_dip	25	15	10	1250	10	10	2	3	12	2	2
Norte - Ag	3	vein_bear	0	Vein_dip	80	80	15	1250	10	10	2	2	12	1	-
16	1	vein_bear	0	Vein_dip	18	10	3	25	15	10	2	5	12	2	2
Soledad	2	vein_bear	0	Vein_dip	30	15	10	25	15	10	2	3	12	2	2
Norte - Au	3	vein_bear	0	Vein_dip	80	80	15	25	15	10	2	2	12	1	-
21	1	vein_bear	0	Vein_dip	10	25	3	500	10	10	3	4	6	2	2
Sadie2	2	vein_bear	0	Vein_dip	15	35	10	500	10	10	3	3	6	2	2
Ag	3	vein_bear	0	Vein_dip	80	65	15	500	8	8	2	2	5	1	-
30	1	vein_bear	0	Vein_dip	30	25	3	6	8	8	3	4	12	2	2
Sandy1	2	vein_bear	0	Vein_dip	40	35	10	6	8	8	3	3	12	2	2
Au	3	vein_bear	0	Vein_dip	80	65	15	6	6	6	2	2	8	1	-
5	1	vein_bear	0	Vein_dip	10	15	3	-	-	-	-	5	15	2	2
Baja - Ag	2	vein_bear	0	Vein_dip	15	20	10	-	-	-	-	3	15	2	2
	3	vein_bear	0	Vein_dip	80	80	15	5200	10	15	2	2	15	1	-
5	1	vein_bear	0	Vein_dip	10	10	3	-	-	-	-	5	15	2	2
Baja - Au	2	vein_bear	0	Vein_dip	20	20	10	-	-	-	-	3	15	2	2
	3	vein_bear	0	Vein_dip	80	80	15	60	15	15	2	2	15	1	-

Octant search was applied for the two first passes, with a maximum of 2 (two) samples per octant.

The minimum number of samples in the first pass is set at 5, decreasing to 3 and 2 composites in the second and third pass respectively, using a maximum number of composites of 20. In some veins of limited extent, with a small number of composites, a greater restriction for the maximum composites was applied, to avoid over-smoothing of the estimated grades. Estimation is into parent cell size. For the first two passes, a maximum of 2 composites were allowed to be derived from one drillhole. Estimation takes place within each mineralized domain using hard boundaries as defined by the wireframes and the data flagging. Therefore, only composites within a domain will be used for the estimation of resources within the domain.

After the block grades estimation, individual estimated metal grades were used to calculate an NSR value and/or an AuEq grade. Nearest Neighbor (“NN”) block grades were also assigned for validation and comparative purposes using the same search parameters.

11.3.11. Block Model Validation

Block model validation was completed using the following procedures:

●	Comparison of means between OK and NN block grades, per domain;
●	Swath plots; and
●	Visual inspection of composite versus block grades.

AMBA´s QP compared the OK grade estimates with NN mean grades, per domain. The block model estimates were checked for global bias by comparing the average metal grades to Nearest Neighbor model means for Measured and Indicated mineral resources Table 1115. A Nearest Neighbor estimator produces a theoretically unbiased estimate of the average value when no cutoff grade is imposed and is a reasonable basis for checking the performance of different estimation methods (typically the target comparison should be less than 5%). Overall, the differences were below 5% for the comparison between the OK and NN grades.

Table 11-15: Measured and Indicated OK vs NN estimates comparison.

DOMAIN	AG_OK Mean	AG_NN Mean	AG_OK vs AG_NN (% DIFF)	AU_OK Mean	AU_NN Mean	AU_OK vs AU_NN (% DIFF)	CU_OK Mean	CU_NN Mean	CU_OK vs CU_NN (% DIFF)	PB_OK Mean	PB_NN Mean	PB_OK vs PB_NN (% DIFF)	ZN_OK	ZN_NN	ZN_OK vs ZN_NN (% DIFF)
All Switchback	66.9	67.39	-0.7%	1.48	1.47	0.7%	0.39	0.39	0.0%	1.35	1.36	-0.7%	3.93	3.93	0.0%
All Arista	192.26	191.83	0.2%	2.19	2.22	-1.4%	0.32	0.31	1.9%	1.38	1.35	2.2%	4.01	3.98	0.7%
All Alta Gracia	222.9	224.2	-0.6%	0.49	0.48	2.1%	-	-	-	-	-	-	-	-	-
All Three Sisters	268.71	268.98	-0.1%	1.36	1.41	-3.7%	0.16	0.16	0.6%	0.57	0.59	-2.1%	1.34	1.39	-3.7%

Swath plots are constructed slicing through the block model along Easting, Northing and Elevation and comparing average NN grades against average OK block grades. Swath plots show acceptable agreement between NN and OK estimates. Figure 11-17, Figure 11-18, and Figure 11-19 show swath plots comparing OK and NN estimates, for Au, Ag, Cu, Pb, and Zn, using slicing of 10 m width, perpendicular to the average strike of the veins, for the Three Sisters, Arista, and Switchback vein systems, respectively.

Figure 11-17: Cross mineralization average strike swath plots for Three Sisters.

Figure 11-18: Cross mineralization average strike swath plots for Arista.

Figure 11-19: Cross mineralization average strike swath plots for Switchback.

The visual inspection of composite and block grades, in successive section lines, revealed that the spatial grade correlation is good, with the model reliably reflecting the distribution of high-grade and low-grade assay values. Figure 1120, Figure 1121, and Figure 1122 show examples of the visual validation conducted for each block model.

Figure 11-20: Arista longitudinal vertical section showing Ag blocks versus composite grades.

Figure 11-21: Switchback longitudinal vertical section showing Zn blocks versus composite grades.

Figure 11-22: Three Sisters vertical cross section showing Au blocks versus composite grades.

AMBA validation results suggest that the grade estimates for gold, silver, zinc, copper, and lead are reasonable, and that the block model is suitable to support the Mineral Resource and Mineral Reserve estimation.

11.4.Resource Classification

SK1300 defines a mineral resource to mean “a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction”. Definitions for resource categories used in this report are those defined by S-K 1300. Mineral Resources are classified into Measured, Indicated, and Inferred categories. S-K 1300 defines:

●	An Inferred Mineral Resources as “that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling”.
●	An Indicated Mineral Resource as “that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling”.
●	A Measured Mineral Resource as “that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling”.

Mineral Resource classification for the Arista, Switchback and Alta Gracia is based on the distances determined by variogram ranges that are indicative of grade continuity, and geological continuity.

Search ranges for each grade estimation pass were defined as a function of the variogram range, as mentioned in Section 11.3.8. Flagging of the blocks by estimation pass was performed during the estimation process, for each metal.

The classification of the Mineral Resource estimate was applied, using a Vulcan script, as follows:

Measured Mineral Resources: Measured blocks were defined as those blocks in which all 5 elements (Au, Ag, Cu, Pb, Zn) were estimated in the first estimation pass. The following additional minimum criteria were also met; the search radii are equal to the range of the variogram for the 80% of the total variance and at least 5 composites from a minimum of 3 drill holes were used for the block estimation. Measured Resources are supported with data of a low level of uncertainty as follows:

●	Drilling, sampling, and sample preparation and assay procedures follow industry standards and best practices.

●	Reliability of sampling data: excellent database integrity and representativity based on AMBA´s independent data verification and validation, as well as no significant bias observed in QAQC analysis results.
●	Confidence in interpretation and modeling of geological and estimation domains: veins wireframes show good agreement with the drill holes and underground mapping.
●	Geology and grade continuity: based on drilling and underground mapping, trend analysis and variography.
●	Confidence in estimation of block grades: block grades correlate well with composite data, statistically and spatially, locally and globally.
●	Well supported drilling spacing criteria: based on three drill holes.

Indicated Mineral Resources: Indicated blocks were defined as those blocks in which at least 3 elements were estimated in the first or second estimation pass. The following additional minimum criteria were also met; the search radius are equal to the range of the variogram for the 90% of the total variance and at least 3 composites from a minimum of 2 drill holes were used for the block estimation. Indicated Resources are supported with data of a low and/or medium level of uncertainty as follows:

●	Drilling, sampling, and sample preparation and assay procedures follow industry standards and best practices.
●	Reliability of sampling data: excellent database integrity and representativity based on AMBA´s independent data verification and validation, as well as no significant bias observed in QAQC analysis results.
●	Confidence in interpretation and modeling of geological and estimation domains: veins wireframes show good agreement with the drill holes and underground mapping and show relatively acceptable agreement with the drill holes and underground mapping where the density of drill holes is less, particularly at the mineralization edges.
●	Geology and grade continuity: based on drilling and underground mapping, trend analysis and variography.
●	Confidence in estimation of block grades: block grades correlate well with composite data, statistically and spatially, locally, and globally.
●	Well supported drilling spacing criteria: based on two drill holes.

Inferred Mineral Resources: Inferred blocks were defined as those blocks that were estimated in the third estimation pass, or in first or second passes but did not meet the conditions for Measured or Indicated Mineral Resource categorization. Inferred Resources are supported with data of a low and/or medium and/or high level of uncertainty as follows:

●	Drilling, sampling, and sample preparation and assay procedures follow industry standards and best practices.
●	Reliability of sampling data: Excellent database integrity and representativity based on AMBA´s independent data verification and validation, as well as no significant bias observed in QAQC analysis results.. Less data is available at the mineralization edges.
●	Confidence in interpretation and modeling of geological and estimation domains: veins wireframes show good agreement with the drill holes and underground mapping and show relatively acceptable agreement with the drill holes and underground mapping where the density of drill holes is less, particularly at the mineralization edges.
●	Geology and grade continuity: based on drilling and underground mapping, trend analysis and variography.
●	Confidence in estimation of block grades: block grades correlate reasonably well with composite data, statistically and spatially, locally, and globally.

●	Infill drilling: more drilling is required to determine continuity of mineralization in areas of wide drill spacing in order to upgrade Inferred Resources to Indicated.

Figure 1123, Figure 1124, and Figure 1125 show histogram validations of the classification based on the average distance of each block to the samples used for estimation of each Resource category: Green (value 1) show Measured Resources, Blue (value 2) shows Indicated Resources and Red (value 3) shows Inferred Resources.

Figure 1126, Figure 1127, and Figure 1128 show a plan view of the final model classification for the Arista, Switchback and Three Sisters models, respectively, using the same color and value criteria.

Figure 11-23: Validation of Classification Arista.

Figure 11-24: Validation of Classification Switchback.

Figure 11-25: Validation of Classification Three Sisters.

Figure 11-26: Arista vertical cross section view showing the final model classification.

Figure 11-27: Switchback vertical cross section view showing the final model classification.

Figure 11-28: Three Sisters vertical cross section view showing the final model classification.

The classification is considered appropriate for the style of mineralization and information available, however, it is recommended monitoring the production data to ensure that the selected drill spacing is appropriate to support detailed mine planning, especially in narrow veins, as these domains show less grade and geological continuity than the wider veins.

The definitions for Mineral Resources used in this report have been classified in accordance with the definitions for Mineral Resources in subpart 1300 of SEC Regulation S-K, which are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions).

11.5.Resource Reporting

The Mineral Resources for the Arista mine underground operation (Arista, Switchback and Three Sisters vein systems) and for the Alta Gracia mine as of December 31, 2025, exclusive of Mineral Reserves, are summarized respectively. Following the depletion of Mineral Reserves at the Arista mine, the reporting of Mineral Resources involves incorporating all remaining material constrained within resource shapes generated in Deswik software. This includes adherence to minimum mining size, mineralization continuity criteria, and application of an NSR cut-off value of US$150/t. In the case of the Alta Gracia mine, the Mineral Resource is reported constrained only by a AuEq cut-off grade of 2.35 g/t (Figure 11-29). Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Arista and Alta Gracia Mineral Resources are in compliance with the S-K 1300 resource definition requirement of “reasonable prospects for economic extraction”.

Also, wireframe models for the underground mining completed at Arista and Alta Gracia as of December 31, 2025 were prepared to remove the portions of the mineralized zones that had been mined before the resource and reserve stopes were generated.

The sub-blocking functions of the Deswik software package were employed to maximize the accuracy of the mined-out limits.

DDGM also generated solids for non-recoverable areas (“not possible” or “condemned” solids) due to poor ground conditions and inaccessibility, to remove these zones from the Mineral Resources and Mineral Reserves.

In the AMBA QP’s opinion, the assumptions, parameters, and methodology used for the Arista and Alta Gracia Mineral Resource estimates are appropriate for the style of mineralization and mining methods.

The AMBA QP is of the opinion that, with consideration of the recommendations summarized in Section 1 and Section 23, any issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

Figure 11-29: Plan View of Mineral Resources Exclusive of Mineral Reserves and condemned zones.

11.5.1. Mineral Resource Estimate Sensitivity

The sensitivity of the mineral resources inventory to changes in cutoff grade was also examined by summarizing tonnes and NSR value at varying NSR cutoff values for Resources exclusive of Mineral Reserves for each vein system separately.

Table 11-16: Grade and tonnages at incremental cutoff grades for Arista.

Arista Measured + Indicated			Arista Inferred
Cutoff	NSR $/t	KTonnes	Cutoff	NSR $/t	KTonnes
30	404.8	50.8	30	332.24	433
40	405.43	50.7	40	332.3	433
50	406.1	50.6	50	332.34	432
60	406.52	50.5	60	332.47	432
70	406.58	50.5	70	333.02	431
80	407.33	50.4	80	333.24	431
90	407.83	50.3	90	334.04	430
100	408.32	50.2	100	334.51	429
110	409.96	50.0	110	335.7	427
120	411.62	49.7	120	337.11	424
130	413.76	49.3	130	338.87	420
140	417.77	48.6	140	341.25	415
150	424.78	47.4	150	345.12	407
160	431.05	46.3	160	350.7	396
170	434.37	45.7	170	358.17	380
180	438.28	45.1	180	365.09	367
190	442.48	44.3	190	376.98	344
200	447.69	43.4	200	387.85	324

Figure 11-30: Grade tonnage curves for Arista.

Table 11-17: Grade and tonnages at incremental cutoff grades for Switchback.

Switchback Measured + Indicated			Switchback Inferred
Cutoff	NSR $/t	KTonnes	Cutoff	NSR $/t	KTonnes
30	298.37	0.73	30	305.56	231
40	298.37	0.73	40	305.56	231
50	298.37	0.73	50	305.56	231
60	298.37	0.73	60	305.57	231
70	298.37	0.73	70	305.62	231
80	306.63	0.71	80	305.64	231
90	345.19	0.60	90	306.06	230
100	360.38	0.57	100	306.5	230
110	368.4	0.55	110	306.77	229
120	376.85	0.53	120	307.31	229
130	376.85	0.53	130	308.63	227
140	376.85	0.53	140	309.94	225
150	376.85	0.53	150	311.61	223
160	376.85	0.53	160	313.63	220
170	376.85	0.53	170	316.01	217
180	376.85	0.53	180	318.44	213
190	376.85	0.53	190	323.01	206
200	376.85	0.53	200	326.4	201

Figure 11-31: Grade tonnage curves for Switchback.

Table 11-18: Grade and tonnages at incremental cutoff grades for Three Sisters.

Three Sisters Measured + Indicated			Three Sisters Inferred
Cutoff	NSR $/t	KTonnes	Cutoff	NSR $/t	KTonnes
30	506.1	11.84	30	368.73	309
40	506.1	11.84	40	369.43	309
50	506.1	11.84	50	369.81	308
60	506.1	11.84	60	369.91	308
70	506.1	11.84	70	370.15	308
80	506.1	11.84	80	370.51	307
90	506.18	11.84	90	371.09	307
100	506.18	11.84	100	372.15	306
110	506.18	11.84	110	373.1	305
120	506.45	11.83	120	375.54	302
130	508.95	11.75	130	377.39	300
140	509.29	11.74	140	380.32	296
150	509.34	11.74	150	384.25	291
160	512.07	11.65	160	395.95	277
170	514.28	11.58	170	415.96	255
180	518.13	11.45	180	430.49	240
190	520.95	11.35	190	440.18	231
200	522.4	11.30	200	450.76	222

Figure 11-32: Grade tonnage curves for Three Sisters.

11.5.2. Comparison to Previous Mineral Resource Estimates

A comparison of the December 31, 2025 Mineral Resource estimate, exclusive of Mineral Reserves, to the previous December 31, 2024 Mineral Resource estimate is presented for both the Arista and Alta Gracia mines, in Table 1119, Table 1120 and Table 1121, and Figure 1133 and Figure 1134, respectively. The differences are primarily due to the following changes:

●	Metal price and exchange rate assumptions;
●	Addition by exploration and conversion to Reserves;
●	Changes in local interpretations of mineralization geometry and continuity of mineralized zones; and
●	Use of more restrictive parameters for creation of resource shapes, similar to ones used for reserves, with a $150/t NSR cut-off (DSOs) instead of $120/t.

Table 11-19: Comparison of 12/31/2025 Versus 12/31/2024 Arista Mine Mineral Resources.

2024 YE Arista M+I Resources	Kt	205
Conversion and addition	Kt	-153.9
Cut-off grade	Kt	-32.8
Metal prices	Kt	45.1
2025 YE Arista M+I Resources	Kt	63.4

Figure 11-33: Comparison of 12/31/2025 to 12/31/2024 Arista Mineral Resources.

Table 11-20: Comparison of 12/31/2025 Versus 12/31/2024 Arista Mine Inferred Mineral Resources.

2024 YE Arista M+I Resources	Kt	1,838
Cut-off grade	Kt	-606.5
Conversion and addition	Kt	-931.4
Metal Prices	Kt	1,066
2025 YE Arista M+I Resources	Kt	1,366

Figure 11-34: Comparison of 12/31/2025 to 12/31/2024 Arista Inferred Mineral Resources.

Table 11-21: Comparison of 12/31/2025 Versus 12/31/2024 Alta Gracia Mineral Resources.

YE
2024 YE Altagracia M+I Resources	tonnes	168,000
2025 YE Altagracia M+I Resources	tonnes	168,000

11.5.3. Risk Factors

Relevant factors which may affect the estimation of mineral resources include changes to the geological, geotechnical, and geo-metallurgical models, infill drilling to convert material to a higher classification, drilling to test for extensions to known mineral resources, collection of additional bulk density data and significant changes to commodity prices. It should be noted that these and other factors pose potential risks and opportunities, of greater or lesser degree to the estimate, since the model is based on currently available data. Risks associated with key estimation parameters include the following:

●	Survey errors associated with channel samples may locate some assay results outside the modeled vein structures;
●	Complex structural geology can make it difficult to assign high-grade drill hole samples to the correct vein;
●	High variance in on-site assay results may artificially bias local estimates; and
●	Lack of a robust reconciliation program implemented at the mine makes comparison of estimated grades and tonnages to the actuals difficult.

11.6.Comment on Section 11

The QP responsible for Section 11 of this Technical Report considers that:

●	Protocols for drilling, sampling preparation and analysis, verification, and security meet industry standard practices and are appropriate for the purposes of a Mineral Resource estimate.
●	The QAQC program as designed and implemented by DDGM is adequate, with no significant bias, to support the resource database. The resource database was verified by AMBA and is suitable for Mineral Resource estimation.
●	The geological models are reasonably constructed using available geological information and are appropriate for Mineral Resource estimation.
●	The assumptions, parameters, and methodology used for the Mineral Resource estimate are appropriate for the style of mineralization and proposed mining methods.

12.MINERAL RESERVE ESTIMATES

12.1Introduction

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves.

Upon receipt of the block model, a review was conducted to confirm the Mineral Resource was reported correctly and to validate the various fields in the model.

A breakeven NSR cutoff grade of $150/t was used for estimations of Proven and Probable reserves at the Arista Underground Mine. The term “cutoff grade” means the lowest NSR value considered economic to process.

In 2023, the reserves at the Alta Gracia Underground Mine were converted back into resources due to higher cutoff grade applied and the lack of geological and engineering work undertaken in the past 4 years. Production from the Mirador Mine was temporarily halted in June 2020, as such, an updated economic assessment is required in order to properly classify Reserves.

The Mineral Reserve estimate for the Arista Underground Mine is based on technical data and information available as of December 31, 2025, mainly using results of underground chip channel and drill hole sampling, available as of September 30, 2025. The current Mineral Reserve estimate was prepared by the QPs described in Section 2 with contributions provided by DDGM Project technical staff.

12.2Mineral Reserve Confidence

Reserve classification considers several aspects affecting confidence in reserve estimations, such as:

●	Geological continuity (including geological understanding and complexity)
●	Data density and orientation
●	Data accuracy and precision
●	Grade continuity (including spatial continuity of mineralization)

There is substantial information to support a good understanding of the geological continuity of the primary veins at the Arista Underground Mine. Development and exploration drilling have defined the geological continuity along strike and up and down dip of the primary veins currently in production, mainly the Soledad and Sagrario veins at Switchback, the Marena and Splay 5 veins in the Arista vein system and Sandy and Gloria in the Three Sisters vein system.

Confidence in the geological continuity of secondary veins and splays is lower as there tend to be fewer intercepts. The uncertainty in the geology of the secondary veins has been considered during Mineral Reserve classification.

Understanding of the vein systems has been greatly increased by the presence of extensive underground workings allowing detailed mapping of the geology.

Underground observations have increased the ability to accurately model the mineralization. The proximity of Mineral Reserves to underground workings has been considered during Mineral Reserve classification.

12.3Reserve Estimation Methodology

The following describes DDGM’s Mineral Reserve estimation methodology conducted during December 2025 based on Mineral Resource block models created as of November 30, 2025. Reserves reported reflect mining depletion as of December 31, 2025. The Mineral Reserve estimation was performed in Deswik software.

12.4Mine Design Criteria

The Mineral Reserve estimation process for the Arista Underground Mine first involves a review of Mineral Resource block models created from the 3D vein wire-framed solids. The NSR values are calculated for each block and used as a reference for the mine design.

The Block Model is prepared to be used for the reserve definition process. Other than a statistical check and a review in the tons and grade curve, the main changes are the overwriting of all grades to zero for Inferred blocks (CLASS = 3) and the subsequent calculation of NSR for each block.

The design and evaluation of stopes solids are currently done in Deswik Software utilizing the Deswik Stope Optimizer (DSO). The block model filtered to blocks above the COG is used as a reference for the stope design. The stope parameters are summarized in Table 121.

Table 12-1: Stope Dimensions.

Description	Value
Minimum Stope width (m)	1.5
Maximum Stope width (m)	15
Stope along Strike (m)	15
Minimum Hanging wall and Footwall angle	60

The DSO creates stopes that respects the design parameters listed in the table above and also the NSR COG value. Using the stope design as reference, the development design is added. The mine design for the Arista mine is shown in Figure 12-1 and Figure 12-2.

Figure 12-1: Arista Mine Design – Switchback and Three Sisters Deposits.

Arista
Stopes As-built
Development
As-built
Planned
CAF
Planned
Development
Planned
Stopes

Figure 12-2: Arista Mine Design – Arista Deposit.

12.5Dilution

DDGM uses available information upon which to estimate actual dilution in the development headings, stopes, and transport system. Dilution is a function of many factors including workmanship, heading design, vein width, mining method, extraction, and transport. Misclassification of economic material and waste by mine operations personnel due to a variety of factors also contributes to variations in dilution.

DDGM uses different dilution and mining recovery factors depending on the underground mining method employed. Dilution and minimum mining width assumptions are made for tonnes and grades based on factors estimated by DDGM’s geology and mine planning departments. Three sources of dilution are usually considered: internal (planned), external (unplanned) and loading (mucking) dilution. Figure 123 illustrates the basic components of the applied dilution in an underground mine (loading dilution not shown on this illustration).

During the mine design, the material that is outside of the economic limits is incorporated as applied dilution. Waste material is considered to contain no mineralization, with gold, silver and base metal grades set at zero value.

In the Long Hole Stopes, the external dilution was applied in DSO as Equivalent Linear Overbreak Slough (ELOS) in both Hanging wall and Footwall. The ELOS value is based on historical data observed on site. Back fill is considered to contain no mineralization with gold, silver and base metal grades set at zero value. Table 122 summarizes the external dilution factors used in the design criteria.

Table 12-2: External Mine Dilution.

Description	Value
Long Hole Hanging wall ELOS (m)	0.75
Long Hole Footwall ELOS (m)	0.25
Development Overbreak (%)	10

Figure 12-3: Conceptual Model Illustrating the Basic Contributing Components of the Applied Dilution in an Underground Mine.

12.6Mining Recovery

DDGM uses available information upon which to estimate actual mining recovery in the development headings, stopes, and transport system. Mining recoveries are functions of many factors including workmanship, heading design, vein width, mining method, extraction, and transport. Misclassification of economic material and waste by mine operations personnel due to a variety of factors also contributes to variations in mining recovery.

Mine recovery factor estimation is based on the mine design and whether pillars are required in ore blocks for ground support, and ore recovery inefficiencies due to losses in stopes that can occur from inefficient drilling and blasting and remote-control mucking resulting in ore being left behind in stopes. Overall mining recoveries are estimated at 90% for LHOS.

12.7Cutoff Grade

In order to represent the base metal contribution, DDGM uses an economic breakeven NSR cutoff grade for Mineral Resources and Mineral Reserves estimations.

The NSR cutoff grade calculation considers:

●	Direct mining,
●	Milling, and
●	Overhead costs.

The NSR calculation considers:

●	Metal prices as per the Resource and Reserve Price Deck,
●	Plant recoveries,
●	Treatment charges,
●	Smelting and refining costs,
●	Metal price participation and penalties by the smelters, and
●	Royalties to private royalty holders.

Plant recoveries used are the average of actual recoveries reported by the plant during the twelve months of 2025. Historical doré and concentrate contracts outlined in Section 16 were used to determine treatment charges, smelting and refining costs, metal price participation and penalties. The breakeven NSR cutoff grade is determined by the actual unit costs for DDGM for the nine-month period from January through October 2025. Cost improvement initiatives related to headcount reductions, improvements to maintenance planning and other efficiency opportunities identified throughout the operations.

Table 12-3: Mine Site Cash Operating Costs Used for Breakeven NSR Cutoff Grade Calculations.

Description	Value $ per tonne milled
Mining	89
Plant	45
Overheads	16
Total Mine Site Operating Cash Cost	150

The NSR breakeven cutoff calculation excludes exploration, sustaining capital, capital development, indirect, or one-off, costs such as insurance, community agreements and one-off studies and taxes, furthermore the calculations of breakeven cutoff grade contain no profit assumptions (hence the “breakeven” designation). These expenditures have been included in the economic analysis in Section 19. Of note, an exchange rate of 18.5 Mexican Pesos (“MXP”) exchange rate to 1 U.S. dollar is applied to peso-denominated costs.

A sensitivity analysis of the NSR breakeven cutoff grade calculation was performed, considering a 13% increase from the $150 per tonne milled and therefore resulting in a $170 per tonne milled sensitivity value. The calculated NSR breakeven cutoff grade calculation using $170 per tonne milled would result in lowered Mineral Reserves of 568,600 tonnes.

Parameters used for estimation of the NSR value are in Table 12-4. The NSR multiplier values calculated for each product, which takes into consideration the commercial terms for 2025 are detailed in Table 12-5. For each reserve block, gold, silver, copper, lead and zinc grades are multiplied by their respective NSR multiplier value and then summed together to determine the total NSR value for the block. If the total NSR value (diluted) is above the breakeven NSR cutoff grade of $150/t, then the reserve block is further evaluated for economic extraction.

Table 12-4: Parameters Used for Breakeven NSR Cutoff Grade Calculations.

ITEM	UNIT	VALUE	UNIT	VALUE	SOURCE / COMMENTS
Metal Prices
Copper	$/lb	4.54	$/t	10,008	See Section 16.4
Zinc	$/lb	1.25	$/t	2,755	See Section 16.4
Lead	$/lb	0.95	$/t	2,094	See Section 16.4
Silver	$/oz	38.00	$/g	1.22	See Section 16.4
Gold	$/oz	3,000	$/g	96.46	See Section 16.4
Item	Unit	Cu	Zn	Pb	Knelson	Source / Comments
Concentrate	Concentrate	Concentrate	Concentrate
Flotation Recovery
Ag	%	42.9%	6.3%	35.8%	0%	Historical Data 2025
Au	%	3.6%	8.8%	18.8%	0.0%	Historical Data 2025
Cu	%	58.9%	4.3%	15.2%	0%	Historical Data 2025
Pb	%	0.2%	6.7%	65.8%	0%	Historical Data 2025
Zn	%	0.9%	76.3%	5.6%	0%	Historical Data 2025
Concentrate Grade
Ag	g/t	10,670.85	230.75	3,074.52	0.0	Historical Data 2025
Au	g/t	113.23	3.36	16.87	0.0	Historical Data 2025
Cu	%	21.06	0.22	1.88	0.0	Historical Data 2025
Pb	%	14.93	1.43	33.42	0.0	Historical Data 2025
Zn	%	4.22	52.17	9.07	0.0	Historical Data 2025
Moisture content
%	6.30%	9.90%	7.10%	0%	2022 Metal Sales
Smelter Payables
Ag payable	%	95.0%	70%	95%	99.25%	2025 contract terms
Au payable	%	96.5%	70%	95%	99.93%	2025 contract terms
Cu payable	%	96.50%	2025 contract terms
Pb payable	%	95%	2025 contract terms
Zn payable	%	85%	10%	2025 contract terms

Minimum Deductions
Ag	g/t in conc	50	93.3	50		2025 contract terms
Au	g/t in conc	1	1	1		2025 contract terms
Cu	% dry net weight of con	1%				2025 contract terms
Pb	% dry net weight of con			3%		2025 contract terms
Zn	% dry net weight of con		8%	8%		2025 contract terms
Treatment Charges/Refining Charges
Base Treatment Charge	$/dmt conc or oz metal received	125	125	160	0.75	2025 contract terms
Ag	$/pay oz	0.80				2025 contract terms
Au	$/pay oz	15.0		15.0	1.00	2025 contract terms
Cu	$/lb	0.07				2025 contract terms
Pb	$/lb					2025 contract terms
Zn	$/lb					2025 contract terms
Deleterious Element Penalties
2023 Conc Produced	dmt conc
Se penalty	$/dmt conc					2025 contract terms
Pb+Zn penalty	$/dmt conc					2025 contract terms
Bi Penalty		0.0				2025 contract terms
Sb Penalty						2025 contract terms
As Penalty	$/dmt conc					2025 contract terms
Fe Penalty	$/dmt conc		1.5			2025 contract terms
SiO2 Penalty	$/dmt conc		1.5			2025 contract terms
Cd Penalty	$/dmt conc		1.0			2025 contract terms
Rollback	$/dmt conc		20.0	40.0		2025 contract terms
F + CL Penalty	$/dmt conc		2.0			2025 contract terms
Total Penalty Unit Cost	$/dmt conc		6.0			2025 contract terms
Transport Costs
Transport to smelter	$/wmt	211.0	127.44	211.0		2025 contract terms
Doré fixed transport fee	$/bar

Table 12-5: NSR Multiplier Values used for Breakeven Cutoff Grade Calculations.

Metal (Units)	NSR Multiplier
Gold ($ /g)	58.04
Silver ($ /g)	0.89
Copper ($ /%)	62.98
Lead ($ /%)	11.92
Zinc ($ /%)	13.61

12.8Mineral Reserves

The mineral reserve estimate for the Don David Gold Mine is presented in Table 126. These Mineral Reserves are contained in the Measured and Indicated Mineral Resources estimated for the deposit.

As of December 31, 2025, Mineral Reserves for the Arista Underground Mine totaled 652,000 tonnes grading 1.19 g/t Au, 195.7 g/t Ag, 0.18% Cu, 0.82% Pb and 2.49% Zn. Contained ounces of Proven and Probable reserves totaled approximately 24,900 gold ounces and 4,102,000 silver ounces.

Proven and Probable reserves for the Arista mine as of December 31, 2025 is summarized in Table 12-6.

Table 12-6: Don David Gold Mine – Summary of Gold, Silver and Base Metal Mineral Reserves at December 31, 2025.

Description	Tonnes	Grades					Cutoff Grade	Metallurgical Recovery (%)
Arista	(kt)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	$/tonne	Au	Ag	Cu	Pb	Zn
Proven Mineral Reserves	26	1.91	475.7	0.22	0.81	1.90	150	71.3	85.0	58.9	65.8	76.3
Probable Mineral Reserves	626	1.16	183.9	0.18	0.82	2.52	150	71.3	85.0	58.9	65.8	76.3
Arista Mine Total	652	1.19	195.7	0.18	0.82	2.49

Notes on Mineral Reserves in Table 12-6:

1. Metal prices used for P&P reserves were $3,000 per ounce of gold, $38.00 per ounce of silver, $4.54 per pound of copper, $0.95 per pound of lead and $1.25 per pound of zinc. See Section 1.9 for a discussion of metal prices used.

2. A breakeven NSR cutoff grade of $150/t was used for estimations of P&P reserves at the Arista Underground Mine. The term “cutoff grade” means the lowest NSR value considered economic to process.

3. Mining, processing, and overheads were based on 2025 actual costs for DDGM.

4. P&P reserves are diluted and factored for expected mining recovery.

5. An exchange rate of 18.5 Mexican Pesos (“MXP”) to 1 U.S. dollar is applied to peso-denominated costs

6. Rounding of tonnes, average grades, and contained ounces may result in apparent discrepancies with total rounded tonnes, average grades, and total contained ounces.

Factors that may affect the estimates include:

●	Metal price and exchange rate assumptions
●	Assumptions used to generate the cutoff grade
●	Changes in local interpretations of mineralization geometry and continuity of mineralized zones
●	Changes to geological and mineralization shape and geological and grade continuity assumptions
●	Changes to geotechnical, mining, dilution, and metallurgical recovery assumptions
●	Assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

To the best of the QP’s knowledge, there are no other known environment, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Reserves that are not discussed in this Report.

12.9Reserves Comparison

A comparison between the December 31, 2024 and December 31, 2025 Mineral Reserves inventory was performed, and the results are presented in Figure 12-4. The previous year Mineral Reserves are presented in Table 12-7 and the current Mineral Reserve is presented in Table 12-6. For the Arista mine, at 12/31/2024, the total reserves amounted to 1.12 million tonnes. During 2025, 271,404 tonnes were depleted due to production, approximately 296,177 tonnes were added from the increase in metal prices, and approximately 489,773 tonnes were removed due to the change (increased) of cutoff value calculations and changes in the geological interpretation. The final comparison shows that 2025 total reserves is approximately 465,000 tonnes lower than the 2024 total reserves.

Table 12-7: Don David Gold Mine – Summary of Gold, Silver and Base Metal Mineral Reserves at December 31, 2024.

Description	Tonnes	Grades					Cutoff Grade	Metallurgical Recovery (%)
Arista	(kt)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	$/tonne	Au	Ag	Cu	Pb	Zn
Proven Mineral Reserves	60	2.25	276.2	0.24	1.20	3.14	120	79.5	91.4	73.9	71.8	83.2
Probable Mineral Reserves	1,057	1.21	135.6	0.17	0.70	2.19	120	79.5	91.4	73.9	71.8	83.2
Arista Mine Total	1,117	1.3	143	0.18	0.73	2.24

Figure 12-4: Arista Mine Reserves Comparison.

12.10Production Reconciliation

Production reconciliation is the process of comparing, balancing and adjusting production estimates between mine and plant for consistency in reporting. Reserve models are also used for short and long-term mine planning, mining selectivity, dilution, losses and ore allocation records, stockpile records, plant feed records and production results. A comparison can then be made of what is planned versus what is actually mined. GRC currently maintains records of reserves, mine production and plant processing for tonnage and grade reconciliation.

12.11Opinion of the Qualified Person

In the opinion of the QP responsible for this Section 12 of this Technical Report, Mineral Reserves are reported appropriately with the application of reasonable mining recovery and dilution factors based on operational observations and a transparent breakeven NSR cutoff grade based on actual mining, processing and smelting costs; actual metallurgical recoveries achieved in the plant; and reasonable metal prices.

The QP responsible for Section 12 of this Technical Report is of the opinion that the Proven and Probable Mineral Reserve estimate has been undertaken with reasonable care and has been classified in accordance with SEC S-K 1300. Furthermore, it is their opinion that Mineral Reserves are unlikely to be materially affected by mining, metallurgical, infrastructure, permitting or other factors, as these have all been well established over the past ten years of mining.

13.MINING METHODS

Mining method selection is critical as it impacts dilution, recoveries, productivity, development, backfilling and ventilation requirements. All mine planning, hydrological, geotechnical assessment, mine services, ventilation and electric power supply evaluations are undertaken by the Mine Technical Services department at DDGM.

13.1Hydrogeology

Based on information generated, collected and interpreted by mine technical staff and various consultants (e.g., SRK 2015), it has been possible to characterize the water encountered at the mine underground workings. The chemical composition of groundwater shows that it is water with a high degree of evolution within a hydrothermal flow system.

The underground water flow direction estimated in the interior of the mine is NW-SE, similar to the regional flow direction determined by CONAGUA in 2009 for the entire aquifer. The main vein structures are the water conductors.

Due to its location, the Arista Project is within a barrier zone, which in turn represents the main recharging zone. In its study CONAGUA considers the calcareous formations, that surface mainly to the north of the aquifer, as a potential source of groundwater. However, it is recognized that complementary studies are required to know their extension under the granular materials of the valley and that according to the springs that emerge to the north of the area, they can supply considerable volumes to increase human development (CONAGUA, 2009).

The system receives recharge by superficial infiltration and lateral flow; however, the majority is upwards from a deep geothermal source, this is observed in the increase in water temperatures and chemical concentrations at depth. The concentration of total dissolved solids varies from 300 ppm in the foothills of the Sierra, to 4,000 ppm in the southern portion of the right bank of the Tehuantepec River.

The original water table at the Arista mine reached Level 12, approximately 682 masl, with an average drainage volume of 580 gpm. SRK in 2015 noted the increase in temperature and water flow with the increase in depth of the underground workings.

Based on the above referenced hydrogeological studies, the estimated groundwater inflows to the proposed areas of the underground mine reach a nominal 1,200 gpm. This value has been used for the design of the mine dewatering system which is discussed in Section 13.6.7.

13.2Mine Geotechnical

It is a standard procedure throughout the mine to install systematic ground control, which is carried out using a combination of split sets, mesh, w-straps, shotcrete, and other methods. The type of support varies according to the conditions encountered, but split sets are most common and are complemented as needed with mesh and/or W-straps.

The upper levels of the mine are relatively dry. Water inflows are a factor in the lowest development levels where they are collected, pumped, and distributed to help supply the mine’s needs for water.

Based on the structural evidence available, the Arista veins have formed in a dilatant jog along a regional fault zone striking at 280°; the veins are a combination of fault-veins and filled extension fractures. The model is based on a paleo-stress axis trend of about 315°; this direction corresponds to the orientation of sigma1 (or sigma 1 max-horiz) at the time of formation (Ross-Brown and Levy, 2012).

DDGM also uses a rock mass quality classification system for engineering design and rock stability analysis. This system is based on empirical relations between rock mass parameters and engineering applications, such as underground mine workings.

The objectives of rock mass quality classifications are to:

●	Identify the most significant parameters influencing the behavior of a rock mass.
●	Divide a particular rock mass formulation into groups of similar behavior – rock mass classes of varying quality.
●	Provide a basis of understanding the characteristics of each rock mass class.
●	Relate the experience of rock conditions at one site to the conditions and experience encountered at others.
●	Derive quantitative data and guidelines for engineering design.
●	Provide common basis for communication between engineers and geologists.

The main benefits of rock mass classifications:

●	Improving the quality of site investigations by calling for the minimum input data as classification parameters.

●	Providing quantitative information for design purposes.
●	Enabling better engineering judgment and more effective communication on a project.

DDGM has also conducted Triaxial shear tests, a common method used to measure the mechanical properties of many deformable solids (e.g., quartz veins and andesite host rock). In 2016, CFE performed in situ stress measurements of the rock at Level 22, which is 500 masl or 400 m below the mine portal entrance. The technique used to do this measurement was overcoring using a triaxial cell developed by CSIRO. It was determined that the relation between horizontal and vertical stresses (h/v) was 1.5 for the north-south direction and 1.2 for the east-west direction. This data was important to collect for its use in subsequent studies.

In 2017, based on geotechnical drilling and core logging data, INGEROC consultants calculated GSI, Q, RMR Bieniawski and RMR Laubscher values for rock mass characterization of the Switchback veins system at the Arista underground mine. Numerical models were also developed for stability analysis.

The study concluded that in areas where the veins exceed 10 m in width, a transversal long hole stoping mining method is recommended. The addition of paste backfill to the mining cycle in 2019 contributed to the safe mining of Switchback through primary and secondary stoping methods.

In 2021, INGEROC consultants reviewed and audited the geotechnical procedures in place at DDGM including the characterization of the rock mass, operational geotechnical control, geotechnical design of stopes and validation of the information used as input for the geotechnical procedures. The study gave recommendations on each point mentioned above and some improvement opportunities which are currently being in development.

In 2022 and 2023, Langston and Associates reviewed and audited the geotechnical procedures in place at DDGM including the Ground Control Management Plan, characterization of the rock mass, operational geotechnical practices. The study gave recommendations on each point mentioned above which has been developed.

13.3Surface Mining

DDGM declared commercial production at the Arista mine on July 1, 2010. Mineral production during 2010 consisted of processing Mineral Resources from the open pit located approximately 0.5 km from the mill (Figure 131).

DDGM developed and mined the shallow-dipping accessible portion of the Manto vein by open pit methods, while the projection of the vein to depth indicated additional underground mine potential. Initially, tonnes and grade minded from the open pit Manto vein were approximately 345,000 tonnes at an average grade of 4.4 g/t gold and 43 g/t silver.

Initial mining of the open pit Mineral Resource was essentially completed in 2010. A low-grade stockpile of open pit material estimated at approximately 60,000 tonnes grading 1.4 g/t Au and 19 g/t Ag was processed through the Agitated Leach circuit at the DDGM processing facility during 2016 and 2017. Open pit mining resumed on the Manto vein in 2017. During 2019, DDGM commenced underground mining of the Manto vein exposed in the high wall of the open pit. From 2017 through 2020, approximately 157,400 tonnes of Mineral Resource grading 1.7 g/t Au and 40 g/t Ag on the Manto vein was mined by open pit/underground and processed through the DDGM agitated leach circuit.

Figure 13-1: Surface Layout Map for Underground and Open Pit Mines, Process Plant and Tailings Ponds of DDGM’s Arista project.

13.4Underground Mining

Substantial development was completed during 2010-2011 to access the Mineral Resources within the Arista vein system and to provide ancillary access for further exploration and development. In addition, mining within the Arista vein system was undertaken to assess the mineability of the orebody and to optimize appropriate extraction methods. The principal exploration access and haulage decline ramp were opened at surface positioned along Aire Creek. The portal opening is located at an elevation at 902 (masl) accessing the mineralized area of the Arista vein system. The decline was driven as a spiral with a minus 10 percent grade in the footwall of the mineralized area. Underground mine planning and exploitation is based on a typical vertical separation of mine levels of approximately 20 m.

To date, DDGM has advanced the primary decline ramp down to Level 32, approximately 6,000 m ramp distance from the mine portal. DDGM has also constructed a safety/ventilation decline ramp in conjunction with the primary decline ramp along with various drifts, raises and stopes encompassing approximately 500 m vertically and 1,300 m along strike length.

In 2025, DDGM advanced the development of the Three Sisters deposit from Level 3 of the Arista mine using a contractor for the mine development. The Three Sisters deposit is currently active, producing ore from both long-hole stopes and CAF.

In 2017, in addition to the Arista underground mine, DDGM completed development of the Mirador Mine at the Alta Gracia Project and began delivering development ore to the Arista processing facility. Two mine portals were developed to provide access to the Mirador vein. Mine site offices and mobile equipment maintenance facilities were established adjacent to the mine portals. Additionally, a diesel power generation plant, compressed air and a mine water pumping stations were developed. Operations at the Mirador Alta Gracia mine were temporarily halted in June 2020.

Access to the mining areas is provided mainly by ramps. Mine development headings are either drilled by jumbo or by jackleg. The dimensions of the different development sections are as follows:

●	Main Ramps: 5 W x 5 H meters
●	Accesses: 4.5 W x 4 H meters
●	Sill in Mineral 4.5 W x 4 H meters (if wider width of structure)
●	Raise: 3 x 3 meters
●	Bore Holes Raise: 3.1 meters diameter
●	Cut and Fill drift: 4 W x 3 H meters or 3 W x 3 H meters

Compressed air for mechanized tool operation is supplied to the mine by compressors which are all located in different areas on surface. The choice of equipment is generally guided by the anticipated vein widths, stoping method, and equipment availability.

Table 131 indicates the various mine levels for the Arista Underground Mine, including Switchback, and corresponding elevations shown as meters above sea level (masl). Table 132 indicates the mine levels for the Mirador Underground Mine and corresponding elevations (masl).

Table 13-1: Arista Underground Mine Levels and Corresponding Elevation.

MINE LEVELS
LEVEL	ELEVATION- METERS ABOVE SEA LEVEL (MASL)
Ramp Collar	902.0
1	884.0
2	874.0
3	855.5
4	831.5
5	813.6
6	795.1
7	775.8
8	753.6
9	735.9
10	717.5
11	691.1
12	677.3
13	659.3
14	644.9
15	628.5
16	619.8
17	600.4
18	566.8
19	555.3
20	533.5
21	513.5
22	496.0
23	480.0
24	460.0
25	440.0
26	420.0
27	400.0
28	380.0
29	360.0
30	340.0
31	320.0
32	300.0

Table 13-2: Mirador Underground Mine Levels and Corresponding Elevation.

MINE LEVELS
LEVEL	ELEVATION- METERS ABOVE SEA LEVEL (MASL)
1500	1,500
1485	1,485
1470 (Aguacate)	1,470

Conventional drill and blast methods are used to extract the Mineral Resources from the Arista mine at the Arista Project.

Historically, the Arista mine used two main mining methods: 1) overhand mechanized cut and fill (“CAF”) and 2) long-hole open stoping (“LHOS”) with delayed fill. Paste fill, cemented rock fill and uncemented rock fill are applied to long-hole stoping areas in order to increase extraction levels (removal of rib pillars), CAF, uses uncemented rock fill as a backfill method.

For the stoping methods, a crosscut from the main ramp intersects the vein, from which an initial drift is excavated perpendicularly in both directions along the strike length of the vein. Once the economic limits of the vein have been reached the production cycle starts.

13.4.1. Overhand Mechanized Cut and Fill (CAF)

The following describes the method utilized in the CAF areas. A CAF stope is started by means of a short (40 to 60 meter) negative 15 percent access ramp usually in the footwall of the vein to provide access to the bottom of the mining block (Figure 13-2). The ore is then mined in 3-meter horizontal slices using a Jumbo drill (Figure 13-3). The jumbo will drill 4-meter long essentially parallel and horizontal 1-3/4-inch holes that will later be charged with explosives to “breast down” and break the ore.

The length of these mining blocks can vary from 50 to 250 m in strike length. After the first slice or cut is complete, the void will be filled with loose waste rock to form the floor of the next cut. Access to the second and subsequent cuts is gained from the access ramp by changing its grade to reach the higher elevation.

For CAF stoping, upper holes are sometimes drilled using a jackleg. In this case, geologists will mark up the vein, and the stope is drilled and blasted accordingly. In some cases, the drill holes on the vein are blasted first. After the ore has been mucked, the holes drilled in waste are then blasted to achieve the dimensions required to work in the next production lift. Currently both mining methods are utilized in the Arista mine.

Figure 13-2: Three-Dimensional Schematic of the Overhand Mechanized Cut-and-Fill (CAF) Mining Method.

Ore Limit
Similar arrangement to right
20 m
Next Cut
Current Cut
Previous Cut
Rock Fill
20 m
CAF Access Ramps
Cement Rock Fill
Base of CAF Stopes

Figure 13-3: Longitudinal View of Cut-and-fill (CAF) Mining Method Using a Jumbo.

13.4.2. Long Hole Open Stoping (LHOS)

DDGM targets long-hole open-stoping as its primary long-term stoping method (Figure 134).

The mineralized vein is developed using an electric hydraulic drill, or jumbo. The tunnel size is 4.0 m in height, with a minimum width of 3.2 m to accommodate mining equipment. Ground or rock support is installed during vein development to match the prevailing rock or ground conditions, as specified by the staff rock mechanics engineer. This artificial support may consist of split set bolts, resin rebar bolts, screen and/or shotcrete. The ore development or drill levels have a 20-meter floor to floor interval. The mineralized vein is broken by drilling 3-inch diameter holes from the top level to the bottom level. Drill lengths are approximately 14 m, depending on the angle or dip of the vein. These drill holes are then charged with explosives and detonated. The broken rock is extracted from the bottom level using a 6-yard articulated loader (scoop). For safety reasons, the scoop is operated remotely at a safe distance from the brow of the open stope and any rock that could slough off the walls. As mining progresses in a bottom-up sequence (lower level mined first), the lower mining block is filled with paste fill or loose waste development rock to form the floor of the next stope. The stoping sequence is then repeated on the mining block above the previously mined-out block.

For long-hole open stoping DDGM utilizes a Stopemaster HX long-hole drilling machine.

Figure 13-4: Schematic Vertical Longitudinal Projection of Typical Long-hole stope Design.

For areas where the orebody is thicker than 10 m across strike the stopes are mined in a transversal direction with a primary and secondary extraction sequence. Currently, all long-hole stopes are mined using a longitudinal direction with a center access. Figure 13-5 shows the mine design for the longitudinal mining sequence.

7
6
5
3
4
3
1
2
1

Longitudinal Stope
mining sequence

Figure 13-5: Stope design for a transverse mining sequence.

13.5Mine Production Schedule

Mineral Reserves will sustain a two-year LOM for a mill throughput of approximately 1,000 tpd. (Table 13-3). The LOM total reserves production will be approximately 24.9 koz of gold and 4.1 Moz of silver on an average head grade of 1.2 g/t Au and 196 g/t Ag. Inferred Mineral Resources are not taken into consideration in the LOM evaluation.

Table 13-3: Don David Mine Life-of-Mine Production Summary.

LOM PLAN - DETAILS	UNITS	TOTAL	2026	2027
Lateral Development Meters	Meters	14,548	9,325	5,222
Lateral Development (m) CAPEX	Meters	8,241	6,450	1,791
Lateral Development (m) OPEX	Meters	6,108	2,676	3,431
Total Vertical Development Meters	Meters	407	316	91
Exploration Drift Meters	Meters	199	199	-
Waste Tonnes	t	652,744	415,708	237,036
Ore Tonnes	t	651,994	333,149	318,845
Ore Tonnes per Day			913	874
Silver Grade	g/t	196	232	157
Gold Grade	g/t	1.2	1.4	1.0
Copper Grade	%	0.2	0.1	0.2
Lead Grade	%	0.8	0.6	1.0
Zinc Grade	%	2.5	1.8	3.2
Contained Metal
Ag (oz)	oz	4,101,384	2,491,572	1,609,812
Au (oz)	oz	24,898	14,474	10,424
Cu (lb)	lb	2,652,082	1,008,224	1,643,858
Pb (lb)	lb	11,802,245	4,503,692	7,298,554
Zn (lb)	lb	35,806,536	13,368,048	22,438,488

Waste Rock Backfill	t	466,170	229,765	236,404
Paste fill Placed	t	-	-	-

Note: Above Production Table assumes full depletion of Reserves by end of 2027.

13.6Equipment, Manpower, and Services

As of December 31, 2025, DDGM had a total workforce of 485 full-time workers distributed across different departments (Table 13-4). This workforce consists of salaried professional staff and members of two local trade unions (Sindicatos): Sección 02 del Sindicato de Trabajadores de la Construcción, Similares y Conexos del Estado de Oaxaca, C.T.M. and Sindicato de Trabajadores de la Construcción, Similares y Conexos del Estado de Oaxaca, C.T.M. The former represents the truck drivers hauling ore and concentrates and the latter is the trade union for the miners, laborers and construction-related workers.

Table 13-4: Full-time, Direct Employees for the Oaxaca Mining Unit.

AREAS	TOTALS
Mine	150
Technical Services, Geology-Planning	37
Plant	94
Mine Maintenance	69
Mill Maintenance	32
Safety & Health	17
Projects	6
Environment	9
Logistics	17
Mine Accounting	2
Human Resources & Training	15
Information Technology	4
Community	2
Overhead Oaxaca	16
Commercial	2
Total Operations	472
Exploration	13
Total Oaxaca Mining Unit	485

13.6.1. Mining Equipment

DDGM has its own mining equipment and also uses an underground mining contractor for selected areas. The current owner mining fleet consists of the following main equipment:

●	Five Scooptrams of 6yd3 capacity
●	Six Scooptrams of 2.5yd3 capacity
●	Four electric hydraulic bolter jumbos
●	Four electric hydraulic jumbos
●	Two Stopemaster longhole drills
●	One top hammer longhole drill
●	Five trucks of 17 m3 capacity
●	Six trucks of 10 m3 capacity
●	Two scissor lifts
●	Two loaders
●	One utility truck (diesel-oil)
●	One Boom Truck
●	Two Agitator trucks
●	Two Shotcrete trucks

13.6.2. Mine Manpower

DDGM estimates a total of 485 employees are required for operation related activities in 2026. Efficiency opportunities are being explored to determine if headcount reductions are warranted with similar numbers maintained over the next two years. See Table 13-4.

13.6.3. Underground Drilling

The underground mine uses several different drilling techniques and equipment including:

●	Mechanized drilling for horizontal and decline drifts using electro-hydraulic jumbos
●	Mechanized drilling for long hole stoping and vertical raises using stope masters and top hammer drills
●	Mechanized bolting with the use of three bolter jumbos
●	Exploration, infill and ore definition drilling

13.6.4. Ore and Waste Handling

Haulage of ore and waste is done via main and secondary ramps by trucks with a 17 m3 and 10 m3 capacity. The 10 m3 trucks are normally used to haul material from the face to a remuck located in level or a central stockpile underground and the 17 m3 truck haul the material from the remuck to surface.

13.6.5. Mine Ventilation

Air requirements at the mine have been analyzed in accordance with local and international best practices and standards. The ventilation at the mine considers the main and auxiliary ventilation systems (for stopes and blind developments).

The current air flow at the Arista mine enters through the access ramp and designated raise bore holes. It moves down to the lower part of the mine and exhausts through the remaining raise bore holes in the ventilation system. The system encompasses six 2.4-meter diameter, and three 3.1-meter diameter raise bore holes from surface to various points in the mine and access ramps. At present, DDGM has four extractor fans at the top of four raise bore holes with a total mine ventilation system capacity of 600,000 cubic feet per minute CFM (Figure 136). This capacity considers the total number of people working inside and the diesel equipment being used to achieve the daily production targets.

Figure 13-6: Ventilation Fans and Raise Bore Holes Installed at the Arista Underground Mine.

The normal ventilation system for the mine must be continually improved to minimize the risk of an underground fire, improve environmental working conditions, and improve production levels. There are three major components to the planned improvements to the ventilation system: 1) purchasing ventilation equipment; 2) increasing electrical power capacity; and 3) increasing the number of raise bore holes dedicated to ventilation in strategic locations. Since 2014, DDGM has engaged SRK as an ongoing consultant for ventilation design support and training of its mine ventilation engineers.

In 2020, SRK conducted a site visit with the objective to assess existing systems and determine options that could improve conditions in the Switchback zone. The recommendations are currently being developed.

Figure 13-7: Three-Dimensional View of the Arista Mine Ventilation System.

13.6.6. Backfill Method

DDGM uses different kinds of backfill; waste rock backfill generated during underground mining, paste fill and cemented rock fill. All primary stopes use paste fill and waste rock is used on secondary stopes, longitudinal stopes and other stopes that do not require a free-standing face to mine next to them. Cemented rock fill is used locally on some occasions if paste fill is not available (Figure 138).

Legend - Relleno
Description
Color
NA
Waste Rock Fill

Figure 13-8: Schematic of cemented and uncemented rock filled stope.

The paste fill is comprised of a mixture of the concentrator plant tailings, cement, and water. The paste has a solid content of between 60 and 68% that ensures consistency and a rheology that allows it to be pumped through the underground pipe reticulation system at the Arista mine (Figure 13-9). The added cement helps to dry the mixture and ensure that the fill sets to a specified minimum level of strength within a reasonable timeframe. Thickened tailings coming from the flotation plant are stored in a continuously agitated tank. The pulp has an average density of 1470 g/l, equivalent to a solids content of 50%. These thickened tailings are filtered in filter press and a cake with a solids content of 86% is produced. Cement is supplied via a 200-tonne silo and represents between 3% to 6% of the dry solids of the tailings depending on the targeted strength in the mix. Water is supplied from the pulp in the agitated tank. Paste design resistance is based on operational requirements and varies between 120 kPa and 300 kPa. It is advisable to wait a minimum of thirty days before mucking to ensure the paste fill can handle the weight of the scoop trams. Paste fill is used for transverse stopes method in the primary stopes to give support for the secondary stopes and control dilution. Currently, DDGM only employs longitudinal stopes method which does not require paste backfill.

Figure 13-9: Schematic showing the components of a backfilled stope and the stress field distribution (after Belem and Benzaazoua, 2004).

13.6.7. Mine Dewatering System

The pumping system at the Don David Mine is used to avoid the accumulation of water that is encountered underground or generated during drilling activities. Underground water is pumped to the surface by two primary, eight secondary and 14 tertiary pumping pools and stations.

Primary: Pumping stations at Levels 11.5 and 19. It uses 400-450 hp pumps and a 12-inch pipeline; the average pumped flow is 4,000 m3 /day.

Secondary: Sumps at Levels 5.5, 15, 21, 24, 25, 26.5, 27 and 28. It uses 140 hp pumps and its primary purpose is to retain around 80% of solids contained in the water. The cleaning of these solids is by mud pumps and scooptrams.

Tertiary: This is the pumping of water (pneumatic pumps), from production headings, stopes, drifts and development ramps to the secondary pools. The main function of the tertiary pumping bays is to accumulate the greatest number of solids to avoid them getting into the primary and secondary pumping stages.

The pumping station at Level 19.5 has three decantation pools from which water overflows into the suction pools. Flocculants and coagulants are added to accelerate this process; the decantation pools have an approximate volume of 200 m3 each. The suction pools have an approximate total capacity of 600 m3.

The pumping system and water distribution work as follows:

●	Surface Sump: Receives water from Level 11.5 and supplies water to mine operations, paste plant and flotation plant.

●	Level 11.5 Sump: Receives water from Levels 10, 15 and 19 and supplies water to the pool at Level 13.
●	Level 19 Sump: Receives water from Levels 21, 24 and 25.

The Switchback pumping system currently has a 6-inch pipeline to pump water to Level 19. The internal area has a 4-inch pipeline to pump water from Level 25 to Level 19.

The industrial water required by the operation of the mine is recovered from the pumped water to the surface pool. Water returns to the mine through a 4-inch pipeline in the main ramps and a 2-inch pipeline in ore drift to supply the various drilling requirements (Figure 1310).

Figure 13-10: Schematic showing the mine dewatering system.

13.6.8. Maintenance Facilities

The Don David Mine has a well-equipped workshop on surface and a small mobile equipment maintenance and repair shop underground at Level 6.

The workshop on surface is for major, minor, and preventive maintenance. The workshop area is approximately 1,250 m2 in area and includes the following:

●	Maintenance office
●	Maintenance area for jumbos and scoops
●	Washing area for mechanical equipment
●	Spare parts warehouse
●	Welding area
●	Utility area
●	Grease trap
●	Lunchroom
●	Sanitary facilities

13.6.9. Power Distribution

The mining unit is fed from the Mitla electrical substation on an overhead distribution line of the Comision Federal de Electricidad (“CFE”) with a length of 68 km, three Phase-4 Wire with a voltage of 34500 volts with an ACSR 266 conductor.

The distribution line reaches a main transformer with a capacity of 10 Mva - 34500/13200 volts. The distribution is carried out in three branch circuits of 13200 volts.

Circuit 01 feeds the beneficiation plant with an overhead distribution line of 13,200 volts with a trajectory of 2.7 km with an ACSR 266 conductor:

●	Substation 2000 kva-13,200/4160 (1040 hp Mill)
●	Substation 2000 kva-13,200 / 4160 volts (800 hp Mill)
●	4000 kva substation 13,200/480 Volts (Crushing, Flotation, Thickening, Workshops, Laboratory and offices)
●	750 kva substation 13,200/480 volts Tailings Dam
●	1500 kva substation 13,200/480 volts Filtering Area.

Circuit 02 feeds the South ramp sector with an overhead distribution line of 13,200 volts with a trajectory of 1 km:

●	Main substation 2000 kva-13,200/4160 volts
●	Secondary substation 1000 kva-13,200/480 Volts (400 hp Howden fan)
●	Secondary substation 1500 kva-13,200/480 volts (Paste plant)
●	Secondary substation 1500 kva 4160/480 Volts (underground mine sector Level 17).

Circuit 03 feeds the North ramp sector with an overhead distribution line of 13,200 volts with a trajectory of 1.3 km:

●	Main substation 4000 kva-13,200/4160 volts (located inside mine Level 11)
●	There are 6 substations 1500 kva 4160 / 480 volts type in the underground mine that feed the main pumping stations of Level 11, pumping of Level 20, Switchback district, Level 3, secondary ventilation and secondary pumping.

There are six Caterpillar 3516b generators with a total installed capacity of 6.56 MW as backup for a continuous operation.

13.6.10. Other Services and Infrastructure

Explosive storage

The underground explosive storage is comprised of two separate areas that meet the safety and security requirements established by Mexican Federal Regulations. The facilities are designed to store explosives and blasting accessories separately.

Refuge station and mine rescue facilities

Safety is of prime importance at the Don David Mine. A network of vertical manway exits has been built to ensure that if a major incident occurred the workforce can escape. Additionally, a permanent refuge station is located on Level 4, and two mobile refuge stations are installed at different strategic points of the underground mine.

14.RECOVERY METHODS

14.1DDGM Processing Facility

DDGM currently mills and processes the Arista, Switchback and Three Sisters underground mine’s ore through the flotation circuit at the DDGM Processing Facility (Figure 141). The Arista processing plant was built near the mine site and consists of both a sequential flotation (sulfide) circuit and an agitated cyanide leach (oxide) circuit. The flotation circuit produces three separate saleable concentrate products (gold-copper, silver-lead and zinc) from polymetallic ore extracted from the Arista/Switchback underground mines (Figure 142). The Aguila open pit was depleted in May 2021 and is now accepting thickened tailings. The gravity concentrator receives feed material from the cyclone underflow and utilizes the principles of a centrifuge to enhance the gravitational force experienced by feed particles to effect separation based on particle density. In 2014, a Gekko Systems InLine Leach Reactor™ (ILR) and zinc dust precipitation circuit was installed to upgrade the gravity concentrate to doré. Concentrates are sold to various concentrate buyers located in Mexico. DDGM sells its doré to various precious metals refiners and mints, currently Asahi Refining USA, Inc. A flotation circuit was installed at the tail of the zinc flotation circuit in 2022. The new flotation circuit is floating the remaining sulfur associated with gold. Sulphur concentrate recovered from the circuit is leached in the agitated cyanide circuit previously used for oxide leaching (Figure 143).

Mining and milling operations at the DDGM Project commenced in 2010. Initial production processed ore from the open pit of the Manto vein. Subsequently, after their discovery, a new underground mine was developed to access the Arista and Baja veins composing the heart of the Arista vein system. The Arista mine was developed via a decline and spiral ramps utilizing rubber-tired vehicles and conventional drill and blast methods to extract the ore. Mining methods are mainly overhand mechanized cut and fill and long-hole open stoping with most mining voids backfilled with waste rock. In 2019, a surface paste fill plant was constructed and now in addition to waste rock backfill, a slurry containing about 30% of mill tailings are mixed with cement and pumped back underground. The dried cake filtered tailings are transported overland by conveyors and trucks, deposited, and compacted into a stable, unsaturated tailings residue.

Figure 14-1: The DDGM Processing Facility.

Schematic flow sheets for the differential flotation circuit and the agitated leach circuit processing plant at the Arista processing plant are shown in Figure 142 and Figure 143, respectively.

In summary, the principal stages of the DDGM Plant are as follows:

Flotation Circuit	Agitated Leach Circuit
Crushing and Milling	Milling of sulfur flotation concentrate
Gravity Concentration	Leaching
Differential Flotation (Cu, Pb, Zn)	Counter Current Decantation (CCD)
Sulphur Flotation	Merrill Crowe Zinc Precipitation
Thickening, filtering, and shipping	Bullion Furnace/Doré

For 2025, gravity circuit and intensive leaching have been decommissioned. Sulphur flotation agitated leach tank and Merril-Crowe circuit have also been decommissioned. The mill processed 271,404 metric tonnes of ore were processed yielding 5,300 oz of Au, 1,594,301 oz of Ag, 264 metric tonnes of Cu, 1,192 metric tonnes of Pb, and 3,613 metric tonnes of Zn. The average production rate of the DDGM processing plant was 1,189 tpd in 2025. Metallurgical recoveries at the DDGM plant for ore produced from the Arista mine averaged 71.46% for gold, 84.4% for silver, 62.3% for copper, 63.4% for lead and 76.1% for zinc. Overall production grades for 2025 for the Arista, Switchback and Three Sisters deposit have averaged approximately 0.85 g/t Au, 216.52 g/t Ag, 0.156% Cu, 0.69% Pb and 1.75% Zn.

Figure 14-2: Simplified flowsheets for the production circuits of the Arista processing sequential flotation (sulfide) circuit with Knelson Semi-Continuous Concentrator™.

EL AGUILA-1600-D-0001
PIN BED
CLARIFIER
PREG SOL'N
TANK
CCD
CLARIFYING
FILTER 1
CCD
LEACH TANKS
LEACH CIRCUIT
HYDROCYCLONE
EL AGUILA-1600-D-0001
VACUUM
CCD
DEAERATION
TOWER
CCD
CLARIFYING
FILTER 2
ZINC DUST
PRECIPITATION
FILTER 1
CCD
PRECIPITATION
FILTER PUMP
DETOX
(2X)
REGRIND
MILL
BARREN SOL'N
TANK
REGRIND
SUMP
EL AGUILA-1600-D-0001
PRECIPITATION
FILTER 2
DRYING OVEN
FURNACE
GOLD BAR

Figure 14-3: Simplified flowsheets for the production circuits of the Arista processing agitated tank leaching, counter current decantation and zinc dust precipitation circuit.

14.2Crushing and Milling

Ore is trucked from the mine and discharged onto ground. Ore is fed in a primary jaw crusher using a front head loader. Crushed ore from the primary crusher is screened onto a double deck screen. The first deck product is crushed by the secondary cone crusher. Crushed material is recirculated to feed the double deck screen. In the second deck, screened oversized products are crushed by a tertiary cone crusher. The tertiary cone crusher material is also recirculated to the feed of double deck screen. Finally, the double deck fine particle (-9.5 mm) is stockpiled before being fed into the ball mills. The maximum crushing rate for this plant is about 110 tonnes per hour. The fine ore is stockpiled before being fed into the crusher and ball mills.

The fine crushed ore is transported via conveyor belts to the flotation plant grinding circuit. Grinding circuit consists of two parallel ball mills. Each mill is in close circuit hydrocyclones, with cyclone overflow reporting to flotation circuit. A portion of the cyclone underflow reports to the gravity circuit, while the remainder of the cyclone underflow and gravity circuit tailing reports to the ball mill for further grinding. One ball mill is 3.2 m diameter and 4.29 m length driven by 798 kW motor. The second ball mill is 3.2 m diameter and 3.68 m length driven by 597 kW motor.

14.3Differential Flotation

Most of the underground ore from the Arista vein system consists of very clean, primary sulfides, which have high recoveries in the differential flotation circuit. The principal economic components are gold, zinc, and silver; however, the ores also contain economically significant amounts of lead and copper. The flotation plant produces three concentrates for sale: a copper concentrate with gold-silver, a lead concentrate with gold-silver, and a zinc concentrate with gold-silver.

Cyclone overflow gravity feeds the conditioning tank for reagent additions. Slurry flows to a row of four copper rougher cells followed by four copper scavenger cells. Concentrate from copper scavenger cells is pumped back to the copper rougher flotation feed. Concentrate from copper rougher is pumped to the copper 2nd cleaner circuit. Concentrate from copper 2nd cleaner is pumped to the copper 3rd cleaner. Tailings from copper 2nd cleaner gravity flow into the copper 1st cleaner cell. The concentrate from the 1st cleaner is pumped to copper 2nd cleaner and copper 1st cleaner tailings are pumped directly to the lead concentrate thickener due to high lead grade. Concentrate from copper 3rd cleaner is pumped to the concentrate thickener. Thickened copper concentrate is filtered in a pressure filter to produce a final saleable product.

Copper scavenger tailings feed the lead circuit rougher. Lead rougher concentrate is pumped to lead 1st cleaner circuit. Lead rougher tailings gravity feed the lead scavenger cells. Lead scavenger concentrate is pumped back to the lead rougher feed and lead scavenger tailings are pumped to the zinc circuit. Lead 1st cleaner concentrate is pumped to the lead 2nd cleaner cell while lead 1st cleaner tailing is pumped back to the lead rougher feed. Tailings from lead 2nd cleaner is pumped back to the lead rougher feed. Lead 2nd cleaner concentrate gravity feeds the lead concentrate thickener. Thickened lead concentrate is filtered in a pressure filter to produce a final saleable concentrate.

Tailings from the lead scavenger are pumped to the zinc conditioning tank. From the zinc conditioning tank, slurry gravity feeds the zinc rougher cells. Concentrate from the first two rougher cells is pumped to the zinc 2nd cleaner cell while concentrate from the last 2 zinc rougher cells is pumped to the zinc 1st cleaner cell. Concentrate from the zinc 1st cleaner cell is pumped to the zinc 2nd cleaner cell. Tailings from the zinc 1st cleaner cell is pumped to the zinc conditioning tank. Concentrate from the zinc 2nd cleaner is pumped to the zinc 3rd cleaner cell. Tailings from the zinc 2nd cleaner gravity feeds the zinc 1st cleaner circuit. Tailings from the zinc 3rd cleaner gravity feeds the zinc 2nd cleaner cell, while the zinc 3rd cleaner concentrate is pumped to the zinc concentrate thickener and the thickened zinc concentrate is filtered in the pressure filter to produce a final saleable concentrate.

Tailings from the zinc rougher gravity feeds the first scavenger cell. Concentrate from these cells is pumped to the zinc circuit conditioner tank while the tailings are pumped to the second zinc scavenger cells. Tailings from the second zinc scavenger cell pass through a trash screen prior to pumping to the sulfur flotation cell.

The three concentrates are stored separately in a shed. Concentrates are bulk shipped on contracted tractor-trailer trucks.

The flotation cells for the DDGM Processing Facility are shown in Figure 144.

Figure 14-4: Banks of Flotation Cells at the DDGM Processing Facility.

14.4Agitated Leaching

After trash removal of the tailing second zinc scavenger cell onto the static screen, slurry is pumped into bulk sulfur flotation rougher circuit. Concentrate from the sulfur flotation is reground into the old oxide circuit ball mill. Regrind ball mill is a closed circuit with hydrocyclone. Hydrocyclone underflow is returning to the mill for additional grinding while hydrocyclone overflow is feeding the pre-aeration tank. Regrind size of 50 microns is targeted for leaching. Leaching is performed using sodium cyanide and lime to control slurry pH. Leaching circuit consists of five agitated tanks with a capacity of 170 m3, with air injection (Figure 145). When leaching is completed, slurry gravity flows through five counter current wash clarifiers. Washed solution is pumped to clarifying filter for additional removal of solid in solution. Clear solution is pumped to deaeration tower to decrease the oxygen in solution and zinc powder is added for precipitation. Humidity from precipitated sludge is removed through the press filter. Concentrate then calcinates in the drying oven and is melted in a furnace to be poured in the cascade stand. Gold doré is then produced. Solid tailing from clarifier circuit is pumped to cyanide destruction circuit and pumped back to zinc scavenger cell. The agitated leach circuit was decommissioned in 2023 but could be restarted if required.

Figure 14-5: Agitated Leach Circuit of the DDGM Processing Facility.

14.5Tailings and Water Management

Tailings from the rougher sulfur flotation is pumped to the tailings thickener. Tailings are pumped from the thickener underflow of the processing plant at ~50% solid. Slurry is distributed into two parallel holding tanks which keeps the pulp mixed while providing temporary storage and continuous supply to both filter presses. The temporary storage mixing tanks also supply the paste plant as required. The dry stack filtering plant has been designed to operate with three parallel vertical plate press filters. Only two of the three filters have been installed. The two parallel vertical plate and frame filter presses (see Figure 147 below) can process 50-60 tph of solid tailings combined. The process water and rinse water collected at the filter press is recycled back to the processing plant while the cake containing ~14% moisture is deposited onto conveyors and then routed to a single stacker conveyor. The radial stacker conveyor layers the thickened tailings in the depleted open pit area where it naturally dewaters further and is compacted for stability. When the underground mine needs paste backfill, thickened slurry is pumped to paste backfill plant (Figure 148) rather than to the dry stack filter press (Figure 146). A third filter has been purchased. It will be installed in Q2 2026 and commissioned Q3 2026. The third filter will give contingency for the tailings dewatering and reduce the pressure on the equipment especially during maintenance.

Figure 14-6: DDGM Tailings Filtration Plant.

Figure 14-7: Diemme Filtration – Aqseptence GHT-F Filter Press.

Figure 14-8: DDGM’s Paste Plant.

14.6 Laboratory Facilities

DDGM has designed and constructed a laboratory for assaying samples and metallurgical testing (Figure 149). The laboratory staff currently consists of 23 employees for sample preparation, assaying and metallurgical testing. The Arista Laboratory prepares about 100 samples per day and assays (Atomic Adsorption and Fire Assay) of greater than 400 samples per day. In addition, the laboratory conducts between 5 and 10 metallurgical tests per day.

Figure 14-9: Arista Project Laboratory.

The Don David Gold Mine laboratory sample preparation consists of the following stages:

●	Reception and identification of the samples
●	Drying
●	Primary, secondary, and tertiary crushing to particle about 4 mm
●	Homogenization (mixing)
●	Sample splitting (Jones splitter)
●	Pulverization in Spray rings to 100% <100 mesh sample for analysis
●	Sample control and analysis

The fire assaying procedures employed at the Don David Gold Mine laboratory are as follows:

●	Fusion: Fusion is carried outweighing 5 to 20 grams of sample depending on the source, mixed with lead-based flux, fusion performed at 1050° C for 50 minutes.
●	Cupellation: it starts with cleaning of lead button hammered, then the cups are placed in the oven at 940 ° C, then place the button of lead inside the cups for 45 minutes.
●	Dissolution: brown button obtained weighed, the next step is dissolved in nitric acid for 25 minutes. After dissolving the silver buttercup washed and calcinations.
●	The button of gold is weighed on a microbalance.

X-Ray fluorescence (“XRF”) is the emission of characteristic "secondary" (or fluorescent) X-rays from a material that has been excited by bombarding with high-energy X-rays or gamma rays. The phenomenon is widely used for elemental analysis and chemical analysis, particularly in the investigation of metals and for research in geochemistry.

This analysis is performed by mixing the sample with wax, then forming a compressed tablet. It is then placed in the auto-sampler Brucker Ranger. The analysis time depends on the origin of the samples; it takes 3 to 5 minutes to read per sample.

Atomic absorption spectroscopy (AAS) is a spectroanalytical technique used for the quantitative determination of chemical elements by measuring the absorption of optical radiation by free atoms in the gaseous state. In analytical chemistry, the technique is used for determining the concentration of a particular element (the analyte) in a sample. AAS can be used to determine more than 70 different elements either in solution or directly in solid samples.

DDGM has two atomic absorption units for the analysis of gold, silver and base metals. Samples are analyzed for mainly gold and silver, as well as copper, lead, zinc and arsenic. The analysis is performed with partial digestion in a microwave oven with mixer acids (hydrochloric and nitric).

DDGM has completed and continues to conduct the following metallurgical tests at the Aguila laboratory:

●Denver flotation cell D-12, including 2, 4 and 6 liter-cells with stirring SUB-a and DR, and laboratory type ball mill. Flotation tests are conducted on ore to improve the processing plant.
●Dynamic tests in cyanide bottle.
●Particle size analysis on wet and dry.
●Determination of specific gravity on drilling cores.
●Sedimentation and flocculation tests.
●Vacuum filtration.

The Don David Gold Mine laboratory’s quality controls include the use of a primary or secondary standard sample which is certified for analysis in fire assay, atomic absorption and X-ray fluorescence. These standard samples are analyzed at the end of each month, evaluating the assay results.

The lab is currently not accredited. Work instructions have been developed for all lab analysis and QA/QC controls have been put in place to quantify the confidence level of the analysis.

Duplicate analysis has been established since January 2020 with over 523 duplicates performed (30-40 per month). Results are consistent, which has built confidence in the Aguila Laboratory analysis capability. Figure 1410 to Figure 1424 illustrate the details of the duplicate analysis.

Pulp Duplicates
Au - SCATTER PLOT
y = 0.9905x + 0.226
R² = 0.8904
DUPLICATE
ORIGINAL
0
20
40
60
80
100
120
140
160
180

Figure 14-10: Au Duplicate Vs Original Scatter.

Figure 14-11: Au Relative Difference Plot Versus Mean PMM Analysis.

Figure 14-12: Au Relative Difference Versus Population of Data.

●	80% of the Au analysis fell under 20% relative error.

Pulp Duplicates
Ag - SCATTER PLOT
y = 0.975x + 14.233
R² = 0.9977
DUPLICATE
ORIGINAL
0
2000
4000
6000
8000
10000
12000
14000

Figure 14-13: Ag Duplicate Vs Original Scatter.

Figure 14-14: Ag Relative Difference Plot Versus Mean PMM Analysis.

Figure 14-15: Ag Relative Difference Versus Population of Data.

●	80% of the Ag analysis fell under 10% relative error.

Pulp Duplicates
Cu - SCATTER PLOT
y = 1.0024x + 0.017
R² = 0.9893
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
DUPLICATE
0
1
2
3
4
5
6
7
ORIGINAL

Figure 14-16: Cu Duplicate Vs Original Scatter.

Figure 14-17: Cu Relative Difference Plot Versus Mean PMM Analysis.

Pulp Duplicates
Cu - |REL. DIFF.| PLOT
|RELATIVE DIFFERENCE %|
200
180
160
140
120
100
80
60
40
20
0
0 7 14 21 28 36 43 50 57 64 71 78 85 92 99
% DATA

Figure 14-18: Cg Relative Difference Versus Population of Data.

●	80% of the Cu analysis fell under 9% relative error.

Pulp Duplicates
Pb - SCATTER PLOT
y = 0.9454x + 0.0541
R² = 0.9955
DUPLICATE
AMOSTRA ORIGINAL
0.00
5.00
10.00
15.00
20.00
25.00
30.00
35.00

Figure 14-19: Pb Duplicate Vs Original Scatter.

Figure 14-20: Pb Relative Difference Plot Versus Mean PMM Analysis.

Pulp Duplicates
Pb - |REL. DIFF.| PLOT
|RELATIVE DIFFERENCE %|
50
40
30
20
10
0
0
7
14
21
28
34
41
48
55
62
68
75
82
89
96
% DATA

Figure 14-21: Pb Relative Difference Versus Population of Data.

●	80% of the Pb analysis fell under 10% relative error.

Pulp Duplicates
Zn - SCATTER PLOT
y = 0.9984x + 0.0155
R² = 0.9944
DUPLICATE
ORIGINAL
30.00
25.00
20.00
15.00
10.00
5.00
0.00
0.00
5.00
10.00
15.00
20.00
25.00
30.00

Figure 14-22: Duplicate Vs Original Scatter.

Figure 14-23: Zn Relative Difference Plot Versus Mean PMM Analysis.

Figure 14-24: Zn Relative Difference Versus Population of Data.

•80% of the Zn analysis fell under 6% relative error.

The primary equipment utilized in the Aguila laboratory consists of the following:

●(1) Retsch 500 Jaw crusher (new); (3) Jaw crushers (old)
●(2) Four-rings Pulverizers; (2) Disc Pulverizers
●(10) Porcelain mortars
●Gas furnace (Fusion)
●Electrical furnace (Cupellation)
●Micro-balance
●X-Ray fluorescence Spectrometer
●Atomic Adsorption Spectrometer (Perkin Elmer Analyzer 500)
●Atomic absorption Spectrometer (Perkin Elmer Analyzer 900)
●Microwave (Merk 5 CEM)
●Analytical Balance (Mettler Toledo)

15.PROJECT INFRASTRUCTURE

15.1Roads

The Arista Project is on paved Mexican Federal Highway No. 190, 115 km from the capital city of Oaxaca. The highway, which is a leg of the Pan American Highway system, runs through the nearby village of San José de Gracía. The road distances from San José de Gracía to the mine and plant sites are 2.4 km and 6.0 km, respectively.

The operation has a relatively small surface infrastructure consisting primarily of the flotation and leaching plants, electrical power station, water storage facilities, paste plant, stockpiles, and workshop facilities, all connected by sealed and unsealed roads.

15.2Tailings Disposal Facilities

The Tailings Storage Facility (“TSF”) is in a valley below and south of the process plant site. The tailings facility was constructed using international standards that exceed Mexican permit requirements. The TSF is formed by two rock-filled dams that have been raised once by 10 m using the downstream construction method. The TSF is double lined with the first liner made of clay and synthetic material that acts as a leak prevention system with the effective absorption equivalent to approximately 3 m of clay. The second liner is made of 1.5 mm Linear Low-Density Polyethylene (“LLDPE”), which was a permitting requirement.

The TSF is zero discharge with the process water being recycled to the plant. Additional make-up water for the flotation process comes from mine discharge water.

Construction of a filtration plant and dry stack facility was completed in 2022. The filtration plant and existing paste plant (commissioned in October of 2019) will handle 100% of Reserves tailings production.

Figure 15-1: Site Map Including Tailings Storage Facilities.

15.3Mine Waste Stockpiles

The mine currently has one waste stockpile used for storing waste material that could not be effectively disposed of underground. The waste is generated mainly from mine development activities and is not expected to increase significantly over the life of the mine unless some additional infrastructure or new mine areas are incorporated into the Mineral Reserves.

15.4Ore Stockpiles

The Oaxaca Mining Unit maintains small stockpiles underground and at the mine entrance in order to manage continuous ore haulage. Mined ore for processing is also stockpiled on a large patio (capacity 30,000 to 40,000 tonnes) near the crushing plant. The mined ore undergoes a rigorous blending program to ensure a homogeneous feed is sent to the plant.

15.5Concentrate Transportation

As the final products consist of metal concentrates, and because the property and facilities are easily connected to the paved Pan American highway (and from there to major cities by means of the national paved road system), there is no need for construction of new external processing facilities.

Tractor trailers that can transport two 26-tonne trailers each are used to transport concentrate. The containers must be made of stainless steel. Each container is registered and weighed at the mine scales before the loading, sampling, and weighing process of the concentrate is performed, prior to the unit being sealed and registered. The concentrate is then transported by road to a port in Mexico for subsequent shipping to purchasers in 400, 600 and 1,200 tonne lots for copper, lead, and zinc concentrates, respectively. Concentrate trucks are formed into convoys and escorted by contracted security personnel during the entire trip to the purchaser’s warehouse.

15.6Power Generation

Up until 2018, power was mainly provided by diesel generators at the site. In 2019, DDGM successfully connected a power line to its Arista Project from the Mexican Federal Electricity Commission’s (Comisión Federal de Electricidad or CFE) power grid. Prior to this connection, the Arista project operated 100% from electricity generated from more expensive and higher emission diesel fuel.

The mining unit is fed from the Mitla electrical substation on an overhead distribution line of the Comision Federal de Electricidad with a length of 68 km, 3 Phase-4 Wire with a voltage of 34,500 volts with an ACSR 266 conductor.

The distribution line reaches a main transformer with a capacity of 10 Mva – 34,500/13,200 volts. The distribution is carried out in 3 branch circuits of 13,200 volts.

Circuit 01 feeds the beneficiation plant with an overhead distribution line of 13,200 volts with a trajectory of 2.7 km with an ACSR 266 conductor:

●	Substation 2000 kva-13,200/4160 (1040 hp Mill)
●	Substation 2000 kva-13,200 / 4160 volts (800 hp Mill)
●	4000 kva substation 13,200/480 Volts (Crushing, Flotation, Thickening, Workshops, Laboratory and offices)
●	750 kva substation 13,200/480 volts Tailings Dam
●	1500 kva substation 13,200/480 volts Filtering Area.

Circuit 02 feeds the South ramp sector with an overhead distribution line of 13,200 volts with a trajectory of 1 km:

●	Main substation 2000 kva 13200 -4160 volts
●	Secondary substation 1000 kva-13,200/480 Volts (400 hp Howden fan)
●	Secondary substation 1500 kva-13,200/480 volts (Paste plant)
●	Secondary substation 1500 kva 4160/480 Volts (underground mine sector Level 17).

Circuit 03 feeds the North ramp sector with an overhead distribution line of 13,200 volts with a trajectory of 1.3 km:

●	Main substation 4000 kva 13,200 -4160 volts (located inside mine Level 11)

●	There are six substations 1500 kva 4160 / 480 volts type in the underground mine that feed the main pumping stations of Level 11, pumping of Level 20, Switchback district, Level 3, secondary ventilation, and secondary pumping.

There are six Caterpillar 3516b generators with a total installed capacity of 6.56 MW as backup for a continuous operation. In 2021, there was an increase in power consumption due to ventilation and dewatering pumps requiring the installation of capacitors that improved and stabilized the power supply. In 2021, DDGM also initiated conversations with CFE for the expansion of the load delivered to further stabilize the energy supply. In 2022, the capacitors were installed and commissioned and CFE expanded the load delivered to attend to the higher demand on site.

15.7Water

DDGM has a permit granted by the Mexican federal water authority, Comisión Nacional del Agua (CONAGUA) for the usage of 150,000 cubic meters annually. However, water requirements to process ore are primarily sourced from water pumped to the surface from the underground dewatering system. Water in the tailings facility is recycled to the Arista processing plant and the excess water pumped from the underground workings is discharged at the surface into decantation ponds. DDGM has the necessary permits to discharge underground mine water at the surface. Water sampling from rivers and creeks is conducted regularly and sent for analysis to an external laboratory.

15.8Offices and Buildings

DDGM has constructed substantial infrastructure to support the DDGM operations. The main administration and offices are in the vicinity of the processing facilities. The mine office is located two km to the southeast, near the entrance to the Arista underground mine ramp. Nearly all the administrative personnel and activities are currently conducted from these offices.

Figure 15-2: Site Map Including Process Facilities.

The underground mine site has a small mobile equipment maintenance and repair shop, a parts and supply warehouse, dining hall, offices and workspace for engineering, geology, and mine administration. Most building construction consists of concrete-block buildings, although the shop structures are steel frame buildings with steel sheet cladding. DDGM has also constructed exploration offices near the lower end of the open pit. These are similar block buildings with patios covered with steel structures, roofed with steel sheets.

DDGM has constructed good quality housing, recreation, and dining hall facility, called “Tres Palmas’’, in the town of San José de Gracía, which is situated in the Rio Grande River valley (Figure 153). Buildings are constructed of concrete blocks, and all are designed for the tropical climate. This housing area is mainly for salaried employees and their families, and there are more than 50 employees housed in the facility. In addition, DDGM rents numerous houses in the village of San José de Gracía, as well as a local hotel, where about 30 employees are housed.

Mexican government medical services (Servicios de La Secretaría de Salúd) are near the operation in the villages of El Camerón (first aid), and Nejapa de Madero (hospitalization, surgery, etc.). DDGM has an ambulance at the mine site available to transport injured or sick employees to one of these facilities.

Figure 15-3: Recreation and Dining Hall Facility for Oaxaca Mining Unit (Tres Palmas) in the Town of San José de Gracia.

15.9Core Storage Facility

In 2015, DDGM began construction of a permanent core storage facility to store the thousands of meters of diamond drill core collected during past drilling programs (Figure 154). The core storage facility is located near the Exploration Office, above the Aguila open pit and near the DDGM Processing Facility.

Figure 15-4: Core Storage Facility for the Arista Project.

15.10Communications Systems

The telecommunications service is rented from Telefonos de México S.A. de C.V. (“Telmex”); this company provides the Don David Mine with Internet and Telephone services in the same communication channel (optical fiber), with a contracted Business Internet Service synchronous band width of 100 MB, received through router.

These services are then distributed in the LAN by a star-type network linked by Cisco switches; in the case of distribution to the local population (with whom DDGM shares the internet service) and to the mine camp, it is done through AirFiber wireless links in a 2.4 GHZ band, mounted on communication towers.

In the case of the underground mine, IP telephone and network services are distributed through optical fiber to the levels where the operation requires it.

The main communication on the ramp and levels inside the mine is done through a Leaky Feeder radio system. It is a communication system in a VHF band, which is distributed through a special coaxial cable that distributes communication from the base to all wired areas. Due to operational demands, two communication channels are managed, channel 9 exclusively for traffic and channel 8 for operations.

The telephone system is received at the SITE by means of an E1 service, it is connected to an IP switch that distributes the service to 107 extensions.

15.11Opinion of Qualified Person

Infrastructure required to support the LOM is in place and is operational. The filtration plant and dry stack facility was completed in 2022 providing sufficient space for LOM requirements.

16.MARKET STUDIES AND CONTRACTS

16.1Market Studies

Since 2010, DDGM has produced and sold doré containing gold and silver and metal concentrates that contain gold, silver, copper, lead and zinc from the Arista and Alta Gracia Projects of the Don David Gold Mine. Shipments of doré and concentrates are contracted to be sold to various Buyers. Sale prices are obtained based on either world spot or London Metals Exchange (“LME”) market pricing and payment terms are typical within the industry. During and at end of the 2025 period, no contracts with Buyers extend beyond twelve (12) months.

This practice is consistent with industry norms and can be used in mine planning and financial analysis for the Don David Gold Mine in the context of this Technical Report.

16.2Contracts

DDGM contracts services to run the mining operations, construct projects and treat, refine and sell doré and concentrates. The costs of such contracts are accounted for in the capital and operating expenditures depending on the nature of the work performed. Contracts are negotiated and renewed as needed. Contract terms are typical of similar contracts in Mexico that DDGM is familiar with.

On April 23, 2021, a decree that reforms labor outsourcing in Mexico was published in the Federation’s Official Gazette. This new decree amends the outsourcing provisions; whereby operating companies will no longer be able to source their labor resources used to carry out the core business functions from service entities or third-party providers. Under Mexican law, employees are entitled to receive statutory profit sharing (Participacion a los Trabajadores de las Utilidades or “PTU”) payments. The required cash payment to employees in the aggregate is equal to 10% of their employer’s profit subject to PTU, which differs from profit determined under U.S. GAAP. DDGM continues to contract specialized services with registered service providers.

For the 2025 period, DDGM had a contract to refine or treat and sell to the following Buyers:

●Doré
o	Just Refiners (USA) Inc.
●Zinc Concentrates
o	Trafigura Mexico, S.A. de C.V. (a subsidiary of Trafigura Group Pte. Ltd. or “Trafigura”)
● Copper Concentrates
o	Metagri S.A. de C.V. (a subsidiary of Glencore or “Glencore”)
o	Trafigura Mexico, S.A. de C.V. (a subsidiary of Trafigura Group Pte. Ltd. or “Trafigura”)
●Lead Concentrates
o	Trafigura Mexico, S.A. de C.V. (a subsidiary of Trafigura Group Pte. Ltd. or “Trafigura”)

16.3Concentrate Sales

Concentrates produced at DDGM are transported to our contracted customers on highway trucks operated by Sección 02 del Sindicato de Trabajadores de la Construcción, Similares y Conexos del Estado de Oaxaca, C.T.M. (“C.T.M.”).

The Company maintained short term contracts for zinc concentrate with Trafigura starting November 2024 and extended through May 2025. The Company then awarded a zinc contract to Trafigura, for the period of June 2025 to May 2026. Treatment charges are based on spot and benchmark prices. No penalties are assessed in the most recent contract.

The copper contract with Glencore was awarded in May 2024 and extended through June 2025. The Company then awarded a copper contract to Trafigura, for the period of July 2025 to June 2026. Treatment charges are based on spot and benchmark prices. No penalties are assessed in the most recent contract.

The Company maintained short term contracts for lead concentrate with Trafigura starting from November 2024 and extended through May 2025. The Company then awarded a lead contract to Trafigura, for the period June 2025 to May 2026. Treatment charges are based on spot and benchmark prices. Penalties are assessed if the iron, silicon dioxide, cadmium, fluorine and chlorine content is above an agreed tolerance.

The Company awarded a spot contract for the sale of a single shipment of doré to Just Refiners (USA) Inc. in April 2025.

The sales contract for all concentrates is combined with the smelting and trade agreements. Representatives and umpires provide settlement assistance services from time to time. DDGM has arranged financially settled forward contracts for approximately 95% of provisional sales. During 2025, pricing for each payable element within the concentrate was based on the market price of one month after delivery to the warehouse (M +1). Rates and charges are within industry norms.

16.4Commodity Price Projections

Since 2010, DDGM has produced and sold doré containing gold and silver and metal concentrates that contain gold, silver, copper, lead and zinc from the Arista and Alta Gracia Projects of the Don David Gold Mine. Shipments of doré and concentrates are contracted to be sold to various Buyers. Sale prices are obtained based on either world spot or London Metals Exchange market pricing and payment terms are typical within the industry. This practice is consistent with industry norms and can be used in mine planning and financial analyses for the Don David Gold Mine in the context of this Technical Report.

For the purpose of estimating the Mineral Reserves and Mineral Resources in this report, the QP utilized prices based on conservative estimates (“Resource & Reserve Price Deck”) of the average median consensus prices for each of the three years starting 2026 through 2028 as provided by Bloomberg’s consensus commodity price forecast as at November 21, 2025. The 2028 consensus was used for the remaining life of mine. The median price was based on price estimates contributed by participating financial institutions (Gold: $3,567 per ounce, Silver: $40.80 per ounce, Copper: $4.88 per pound, Zinc: $1.26 per pound, Lead: $0.95 per pound).

Table 16-1: 2025 Resource and reserves metal prices.

Metal	Measure	Base Case	36-month average as per Bloomberg Consensus
Au	$/oz	3,000	3,567
Ag	$/oz	38.00	40.80
Cu	$/lb	4.54	4.88
Zn	$/lb	1.25	1.26
Pb	$/lb	0.95	0.95

For the Economic Analysis, the QP utilized the median consensus prices for each of the two years starting from 2026 through 2027 as provided by Bloomberg’s consensus commodity price forecast as at February 17, 2026. The Economic Analysis provides for a remaining mine life of two years as based on current Mineral Reserves only. The Economic Analysis Price Deck is set forth in the table below:

Table 16-2: Consensus metal prices 2026-2027.

Metal	Measure	2026	2027	24-month average
Au	$/oz	4,543	4,100	4,365
Ag	$/oz	64.13	58.50	61.92
Cu	$/lb	5.49	5.21	5.31
Zn	$/lb	1.36	1.27	1.30
Pb	$/lb	0.92	0.95	0.94

The actual metal prices can change, either positively or negatively, from both the Resource and Reserve Price Deck and the Economic Analysis Price Deck. If the assumed metal prices are not realized, this could have a negative impact on the operation’s financial outcome. At the same time, higher than predicted metal prices could have a positive impact. Gold equivalencies are determined by taking the Resource and Reserve Price Deck for gold and silver and converting them to a gold equivalent ratio for the period (average is 70.5 silver: 1 gold).

16.5Comment on Section 16

The QPs have reviewed the information provided by GRC on marketing, contracts, concentrate sales and commodity price projections. The QPs note that the information provided is consistent with the source documents used, and that the information is consistent with what is publicly available on industry norms. The information can be used in mine planning and financial analysis for the Don David Gold Mine in the context of this Report.

Metal price assumptions used in the Economic Analysis (Section 19 of this report) are based on the Economic Analysis Price Deck (refer to Section 16.4) for gold, silver, copper, lead and zinc. The actual metal prices can change, either positively or negatively from the Economic Analysis Price Deck. If the assumed metal prices are not realized, this could have a negative impact on the operation’s financial outcome. At the same time, higher than predicted metal prices could have a positive impact. QPs have reviewed the information provided by GRC on marketing, contracts, concentrate sales and commodity price projections. The QPs note that the information provided is consistent with the source documents used, and that the information is consistent with what is publicly available on industry norms. The information can be used in mine planning and financial analyses for the Don David Gold Mine in the context of this Report.

17.ENVIRONMENTAL STUDIES, PERMITTING, PLANS, NEGOTIATIONS OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

17.1.Environmental Compliance and Considerations

Following the mining, milling and exploration activities, DDGM is subject to all Mexican federal, state, and local laws and regulations governing the protection of the environment, including laws and regulations relating to the protection of air and water quality, hazardous waste management and mine reclamation as well as the protection of endangered or threatened species. Potential areas of environmental consideration for mining companies include, but are not limited to, acid rock drainage, cyanide containment and handling, contamination of watercourses, dust and noise.

All mining and environmental activities in México are regulated by the Dirección General de Minas (“DGM”) and by the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”), both representing the Mexican Federal Government, under the corresponding laws and regulations. DDGM's mining operations are subject to environmental regulation by SEMARNAT. Regulations governing the advancement of new projects or significant changes to existing projects require an environmental impact statement, known in Mexico as a Manifiesto de Impacto Ambiental (“MIA”). DDGM is also required to submit proof of local community support for a project to obtain final approval.

The DDGM operations in Mexico operate under a unique environmental license (“LAU”), which covers the environmental impact and risk of atmosphere emissions, hazardous waste production and treatment. This environmental license was issued after approval of the Evaluación del Impacto Ambiental (“EIA”). Also, special permits are issued for certain types of expansions, tailings dams, etc., as required.

DDGM obtained various permits for surface and underground water use and discharge. The permissions are granted by the Comisión Nacional del Agua (“CONAGUA”), an administrative and technical advisory branch of SEMARNAT. CONAGUA administers national waters, manages, and controls the country's hydrological system, and promotes social development.

DDGM currently operates under the permits and status as indicated in Table 17-1 and Table 17-2. The document description and code are based on the information contained in the documents registered with the appropriate authority. Table 17-3 defines the codes used to describe the permits outlined in Table 17-1 and Table 17-2. The El Aire concessions renewal is complete; the documents were registered and DDGM is waiting for renewal confirmation from SEMARNAT.

Table 17-1: Don David Mine Environmental Permits and Issuing Agencies for Arista.

ARISTA PROJECT
PERMIT NUMBER	DESCRIPTION	CODE	AREA	CONCESSIONS	DATE	EXPIRATION	STATUS
SEMARNAT-SGPA-DIRA- 049-2008 SEMARNAT-SGPA-DIRA- 413-2008 SEMARNAT-SGPA-DIRA- 1212-2009 SEMARNAT-SGPA-DIRA-716-2012 SEMARNAT-UGA-1312-2019	Process plant Environmental Impact permit	AIA	9.4 ha	El Aguila.	2008	2024	Full compliance. Pending renewal confirmation from SEMARNAT
SEMARNAT-SGPA-AR- 1246-2008 SEMARNAT-SGPA-AR- 0654-2008	Process plant Land Use Modification permit	ACS	9.4 ha	El Aguila.	2008	2024	Full compliance

SEMARNAT-SGPA-DIRA- 1010/2008	TSF phase I-II Environmental Impact permit	AIA	12.1 Ha	El Aguila	13/11/2008	2016	Renewal in progress
SEMARNAT-SGPA-AR-0390-2009 SEMARNAT-SGPA-AR-0800-2011	Open pit Land Use Modification Permit	ACS	9.186 ha	El Aguila	07/06/2012	05/03/2026	Full compliance
SEMARNAT-SGPA-DIRA- 1310-2009 SEMARNAT-SGPA-DIRA- 1423-2011	Open pit Environmental Impact permit	AIA	10.5297 ha	El Aguila	06/03/2018	05/03/2026	Full compliance
SEMARNAT-SGPA-DIRA- 474-2010 SEMARNAT-SGPA-DIRA- 858-2010	UG access ramp Environmental Impact permit.	AIA	6.3 Ha	El Aire	18/05/2010	2021	Full compliance pending renewal confirmation from SEMARNAT
SEMARNAT-SGPA-AR- 1825/2010	UG access ramp Land Use Modification permit	ACS	2.44 ha	El Aire	01/11/2010	2021	Full compliance Renewal in progress
SEMARNAT-SGPA-DIRA- 035-2012	“Tepetatera 4” Environmental Impact permit	AIA	4.0 Ha	El Aire	11/1/2012	2014	Full compliance

SEMARNAT-SGPA-UGA-1304-2015	“Tepetatera 5” and Robbins Environmental Impact permit	AIA	2.1208 Ha	El Aguila	18/09/2015	18/01/24	Full compliance
SEMARNAT-SGPA-DIRA- 152-2010	“El Águila” Environmental Impact Preventive Report	AIP	2,062.5 Ha	El Chacal, El Pilón ,Pitayo 3, and El Pitayo 4.	08/04/2010	NA	Full compliance
20/EV-0167/01/10 20/HR-0142/04/21 20-PMG-I.2005-2016 20-PMM-I-0151-2016	Hazardous waste management permits	GIR	****	El Aguila	2010	2026	Full compliance

ARISTA PROJECT
PERMIT NUMBER	DESCRIPTION	CODE	AREA	CONCESSIONS	DATE	EXPIRATION	STATUS
05OAX137811/22FADA13 05OAX137811/22FSDA16	Underground water use and treated wastewater discharges permit	DIV	150, 000 m3/year	El Aguila	27/07/2015	30/09/2024	Full compliance. pending renewal confirmation from CONAGUA
SEMARNAT-SGPA-DMIC-039-2017 20/COW0151/06/21	Environmental License (LAU in Spanish)	LAU	This is a global report of all environmental permits	El Aguila	15/11/2017	NA	Full compliance
SEMARNAT.SGPA-DIRA-1514-2014 SEMARNAT.SGPA-UGA-1685-2017	TSF phase 3 and ampliation Environmental Impact Permit	AIA	16.7022 ha	El Aguila	04/10/2017	31/08/2022	Full compliance
SEMARNAT.SGPA-AR-1781/2014 SEMARNAT.SGPA-AR-1551-2017	TSF phase 3 and ampliation Land Use Modification Permit	ACS	11.54 ha	El Aguila	03/08/2017	15/08/2018	Full compliance
SEMARNAT-UGA-1469-2019	Environmental impact No requirement for “Horno de cal” exploration project	NRIA	1 drilling site	El Aguila	28/10/2019	2024	Full compliance
SEMARNAT-UGA-1470-2019	Environmental impact No requirement for “Cerro Colorado” exploration project	NRIA	1 drilling site	El Águila	28/10/2019	2024	Full compliance

Table 17-2: Don David Mine Environmental Permits and Issuing Agencies for Alta Gracia.

ALTA GRACIA PROJECT
PERMIT NUMBER	DESCRIPTION	CODE	AREA	CONCESSIONS	DATE	EXPIRATION	STATUS
20/IP-0002/11/10/ SEMARNAT-SGPA-DIRA- 844-2010	Environmental Impact Preventive Report for the Alta Gracia Exploration Area	AIP	67.45 Ha	La Herradura and David Fraction 1.	23/11/2010	NA	Full compliance
SEMARNAT-SGPA-UGA-2411-2015 SEMARNAT-UGA-1313-2019	Environmental Impact for Alta Gracia project	DIV	1 waste rock dump 651.73 m2 no change in land use 13 blasthole Mining	Alta Gracia project	15/02/16	16/07/2018 31/03/2021	Full compliance
SEMARNAT.SGPA-UGA-AR-1411-2017	Environmental Impact for Tepetatera Alicia	AIA	0.337 ha	Alta Gracia Project	10/07/2017	14/01/2018	Full compliance

SEMARNAT.SGPA-AR-0682-2017	Environmental Impact for exploration project “Camino 10 Alta Gracia”	AIA	0.179 ha	Alta Gracia project	27/04/2017	27/04/2018	Full compliance
SEMARNAT-SGPA-DIRA-0318-2017	Environmental impact No requirement “Alta Gracia phase II” exploration project	NRIA	14 drilling sites	Alta Gracia project	16/06/2017	2024	Exploration in process
SEMARNAT-SGPA-UGA-0484-2018	Environmental impact No requirement “Alta Gracia phase III” exploration project	NRIA	3 drilling sites	Alta Gracia project	31/05/2018	2024	Exploration in process
SEMARNAT-SGPA-UGA-0485-2018	Environmental impact No requirement “Alta Gracia Zona Victoria” exploration project	NRIA	3 drilling sites	Alta Gracia project	31/05/2018	2024	Exploration in process
SEMARNAT-UGA-1468-2019	Environmental impact No requirement “Trenes phase II, Barreno Capilla Alta Gracia” exploration project	NRIA	3 drilling sites	Alta Gracia Project	28/10/2019	2024	Exploration in process

Table 17-3: Description of Information and Codes for DDGM’s Environmental Documents.

Code	Description
AIA	Environmental Impact Authorization
ACS	Land Use Change Authorization.
AIP	Exploration Preventive Report Authorization.
ETJ	Technical Justification Study (land use change study)
MIA	Environmental Impact Statement (study for environmental impact valuation)
IP	Preventive Reports (exploration mining claims)
ERA	Environmental Risk Valuation
PPE	Plans, Programs and Studies
PFP	PROFEPA (Documentation related to administrative records we have with Profepa)
GIR	Waste (Information related to integrated waste management)
DIV	Miscellaneous.
NRIA	Environmental Impact No requirement
LAU	Environmental Single License

17.2.Solid Waste Disposal

The process plant, underground mine, and mine camp have individual sewage treatment plants. The treatment systems are biochemical tanks and filtration. The treated water is returned to the soil through an absorption well.

All waste generated in the unit is separated, characterized, and disposed of according to national and international standards in temporary warehouses where a supplier with the appropriate accreditations oversees its final disposal according to the law. Waste with commercial value is separated for reintegration into the production system and the circular economy. This includes waste generated in communities, and we support them in collecting and disposing of it. Currently, 60% of the domestic waste generated by mining operations and camps is allocated for recycling.

17.3.Water and Air Sampling

DDGM has established strict procedures of operation and monitoring water and air quality following accepted standards.

The process plant, underground mine, and mine camp have individual sewage treatment plants. The treatment systems are biochemical tanks and filtration. The treated water is returned to the soil through an absorption well. This treatment is for service water (toilets, dining room, bedrooms). Discharge is authorized by CONAGUA.

The tailing facilities require primary environmental and operation control. Water in the tailings facility is recycled to the Arista processing plant.

Some water pumped from the underground workings is discharged at the surface into decantation ponds. Special attention is focused on reducing the possibility of an incident regarding any potential contamination. DDGM has established strict protocols including:

●	Quarterly testing of water into rivers near the tailings dams for pollutants.
●	Testing of discharge sewage pollutants.
●	Testing of running water in the intermittent streams within the property for mineral elements and contaminants.
●	Testing of the combustion gases from laboratory chimneys and foundry and lead exposure to the lab's personnel.

Sampling of surface waters in rivers and creeks is conducted on a quarterly basis, and the same schedule is followed for the sampling of underground water. The water samples are sent for analysis to an accredited laboratory (Intertek, Mexico City), which has been accredited by the Mexican Entity of Accreditations (“EMA”).

Air quality monitoring, including suspended particulate matter and lead, is being carried out at the mining unit on a semi-annual basis. In 2025, an air quality monitoring was carried out in the community of San José de Gracia. The objective is to provide evidence that the operation does not generate impact on the air quality of the community.

17.4. Mine Closure Plan

DDGM is required to prepare a mine closure plan for the possible future abandonment of the Arista and Alta Gracia Projects. In compliance with environmental obligations, DDGM is required to consider two levels of care:

●	Works and actions that are specifically identified in the current environmental regulations, or in case of modifications or new regulations arising and,
●	Those terms and conditions listed in the permissions, registers, or certificates, as established in the authorization in terms of environmental impact and land use change (CUS), and although not specifically identified in any order, are the result of case-specific analysis.

The environmental authority in all cases, however, makes it clear that individual or project specific conditions are additional to what the legislation requires. In this case, it is necessary to maintain constant reviews and updates of the information related to either new regulations or other legal instruments that affects DDGM, including that Mexican law principle is such that the lack of knowledge does not imply exemption from its obligation.

The environmental study presented here is mainly an exercise in self-environmental evaluation involving monitoring and systematic review of the facilities and business processes, in terms of their environmental practices and procedures, in order to check the level of compliance with both matters governed by the laws, regulations, and existing standards, that affect the good performance and process improvement in the permits that have been granted by SEMARNAT, PROFEPA and CONAGUA.

To be compliant, any mine closure activities should broadly consist of the following:

●	Prevent erosion in all areas where authorized land use changes involve placing containment structures such as buttresses, retaining walls, rock gabions and balances. There shall be a buffer zone of native vegetation around the perimeter of polygons of various facilities such as Processing Plant, Open Pit Mine, Plant Access Road, Ramp, waste dumps (No.’s 3 & 4, etc.), at least a 4.0 m width.
●	Consider within the main points, installing wells to monitor water quality in the pits and tailings dams in order to analyze whether the runoff from these areas alter the quality of surface water, soil, or subsoil in the rainy season. Perform technical and environmental examinations that determined the location of these wells, likewise, attach the graphic material showing its location relative to mine workings. Integrate the results of the trimestral monitoring of the wells in the Annual Technical Report of Environmental Monitoring, and finally, record the results of these actions in the field logbook including description of activities.
●	Determine the Ecological Restoration Program plans and actions for the conservation of soil, which must be proposed according to the parameters that the petitioner stated in Soil Management Program and considering the Ecological Restoration Program; must conform to functional and operational integration in space and time to provide continuity-discontinuity of the processes of nature and thus, improve the basic benefit-cost ratio to ensure the achievement of sustainable development.
●	Maintain the equipment in good condition in such a way that the emissions are within permissible limits. Maintain the equipment units to prevent spills on the floor, draining or dumping into water bodies present in the area, including waste fats, oils, solvents and any substance or hazardous waste encountered at different stages of the project.

17.4.1 2025 Estimate of Current Closure Costs

For 2025, WSP has prepared a Mine Closure Plan and Reclamation Budget. The closure cost estimate includes funds to cover tailings dam, waste rock stockpiles (tepetateras), to remove, demolish or clean up the other surface and underground facilities at the mine. In December 2025, WSP provided an assessment of the existing closure cost liabilities at the Arista mine and Alta Gracia Projects and prepared a schedule of the direct costs of the various tasks in accordance with a mine plan provided by DDGM.

The estimated base cost of the 2025 ARO for the Arista and Alta Gracia mines (without taxes), subject to the assumptions, exclusions and caveats provided in the Technical Memorandum provided by WSP amounts to US$14,525,680. The breakdown of costs is presented in the following table.

Summaries of conceptual closure and reclamation costs for the Arista and Alta Gracia Projects prepared by WSP are shown in Table 17-4.

Table 17-4: Conceptual Mine Closure and Reclamation Cost Summary for the Arista project.

DDGM ARO 2024 Closure Costs, as of December 2025 Arista Project
Closure Components	Scheduled Closure (2028)
Infrastructural aspects	$4,221,917
Mining aspects	$5,119,681
General surface reclamation	$181,285
Water management	$29,183
Sub-Total 1	$9,552,066
Post-Closure Aspects
Surface water monitoring	$531,988
Groundwater monitoring	$638,385
Rehabilitation Monitoring & Care and maintenance	$568,073
Contingencies for post-closure aspects	$347,689
Sub-Total 2	$2,086,135
Additional Allowances
Preliminary and general	$1,247,909
Contingencies	$1,247,909
Additional studies	$ -
Sub-Total 3	$2,495,818
Grand Total Excl. VAT. (Sub-total 1 +2 +3)	$14,134,019

DDGM ARO 2024 Closure Costs, as of December 2025 Alta Gracia Project
Closure Components
Infrastructure aspects	$53,508
Mining aspects	$164,537
General surface reclamation	-
Water management	-
Sub-Total 1	$218,045
Post Closure Aspects
Surface water monitoring	$50,566
Groundwater monitoring	$20,266
Rehabilitation Monitoring & Care and maintenance	$19,236
Contingencies for post-closure aspects	$18,034
Sub-Total 2	$108,202
Additional Allowances
Preliminary and general	$32,707
Contingencies	$32,707
Sub-Total 3	$65,414
Gran Total Excl.VAT. (Sub-total 1 + 2 + 3)	$391,661

The estimated costs are currently based on changes on disturbed areas. The volume costs related to earthworks and distances to borrow sources, if any, are not currently considered.

In addition to the Arista and Alta Gracia projects, the Company has identified and recorded ARO related costs in 2025 for other nearby project areas, including Aguacate and San Ignacio, for infrastructure aspects in the total amount of $230,000.

17.5.Ejido Lands and Surface Rights Acquisitions

Surface lands of the DDGM mining properties are Ejido lands (agrarian cooperative lands granted by the federal government to groups of Campesinos [farmers] pursuant to Article 27 of the Mexican Constitution of 1917). Prior to January 1, 1994, Ejidos could not transfer Ejido lands into private ownership. Amendments to Article 27 of the Mexican Constitution in 1994 now allow individual property ownership within Ejidos and allow Ejidos to enter into commercial ventures with individuals or entities, including foreign corporations.

The Ejidos have legal status and their own patrimony. They are owners of the lands that were endowed to them by sentence, decrees, or presidential resolution, as well as those that they have acquired by any other title.

The Ejidos operate in accordance with their internal regulations which must be registered in the National Agrarian Registry and must have the general basis for the economic and social organization of the Ejido that they freely adopt, as well as rules for the use of the lands of common use.

The exploitation of land for common use may be adopted by an Ejido when the assembly (supreme organ of the Ejido) decides, in which case the provisions relating to the way of organizing work and the exploitation of resources must be established in advance.

Mexican legislation recognizes mining as a generally superior land use to agriculture. However, the agrarian law recognizes the rights of the Ejidos and empowers them to enter into contracts and agreements that have as their object the use or enjoyment of third parties for the use of parceled or common use lands, these contracts can have a duration not longer than thirty years extendable.

For the conclusion of these contracts, a representative of the Agrarian Prosecutor's Office must be present, as well as a Public Notary, to guarantee compliance with the contract or agreement that is made.

In case of any breach by any of the parties, the agrarian court will oversee resolving.

DDGM has established agreements for the exploration and exploitation of common use lands with the Ejido San Pedro Totolapam and with the Ejido lands that allow current and proposed operations for the modification of the surface when necessary for the exploration activities and mining operations of DDGM.

While Mexican law recognizes mining as a land use generally superior to agricultural, law also recognizes the rights of the Ejidos to compensation in the event mining activity interrupts or discontinues their use of the agricultural lands. Compensation is typically made in the form of a cash payment to the holder of the agricultural rights. The amount of such compensation is generally related to the perceived value of the agricultural rights as negotiated in the first instance between the Ejidos and the owner of the mineral rights. If the parties are unable to reach agreement on the amount of the compensation, the decision will be referred to the government.

DDGM has established surface rights agreements with several neighboring communities with the most significant agreement being with the San Pedro Totolapam Ejido and the individuals impacted by current and proposed operations which allow disturbance of the surface where necessary for DDGM’s exploration activities and mining operations.

17.6.Social or Community Impact

DDGM considers nearby communities as essential stakeholders; as such, the company pays special attention to their problems and needs. A good neighbor and open-door policy characterize the relations with the communities inside and around the area of operations. Our Community Relations department interacts with the local authorities frequently.

DDGM has a policy of social responsibility based on community development. The tactic used to achieve this strategic principle is focused on:

●	Encouraging sustainable self-development of communities for a positive legacy.

●	Systematically promoting human rights quality of life conditions that ensure ongoing successful operation of the company in the locality.
●	Respect for the uses and customs of the communities, as well as the protection of the environment.

DDGM follows internal due diligence with protocols and procedures intended to channel the demands and grievances of the local communities, assess, evaluate, and prioritize their needs. All donations are coordinated by the communities involved and are destined to programs that improve their quality of life. DDGM is interested in maintaining a social license to operate by working together with the communities, providing communication support in resolving problems, promoting good practices in social solidarity through a work plan with the localities, and aiming for sustainability in all its actions.

DDGM works respectfully and in coordination with the established leaders in the surrounding communities, local authorities, educational institutions, and government agencies to achieve sustainable development. The company promotes education, sports, culture, health, and environmental care.

Our community relations department, in collaboration with the security and environment teams, conducted training sessions in various communities’ schools on topics such as waste management, water care, biodiversity, first aid, and breast cancer prevention.

In 2025, and for the twelfth consecutive year, DDGM received the Socially Responsible Company (ESR) distinction, awarded by the Mexican Center for Philanthropy (Cemefi) and the Mexican Alliance for Corporate Social Responsibility (AliaRSE). This recognition certifies that the company is voluntarily and publicly committed to social responsibility as an integral part of its organizational culture and business management strategy.

The guided mine tour program aimed at students from local educational institutions, municipal authorities, and other stakeholders, recorded 44 visitors. This initiative seeks to strengthen transparency and stakeholder engagement by showcasing our operational standards and the benefits that mining activities generate for community development.

DDGM invested approximately $171,000 USD per month in local communities through agreements and social programs, strengthening the local economic fabric through responsible procurement from local and regional suppliers, generating opportunities and shared growth.

In 2025, we continued to enhance our community programs, with a focus on collective well-being and sustainable community development.

In 2025, 78 requests were received from the different host communities, mainly the requests were in response to memorable days (Mother's Day, Children's Day, etc.), community festivities, donation of waste, materials for schools, materials for authorities local and sport activities. A total of 64% of applications were accepted with an annual investment of $34,000 USD.

17.7.Community Actions for Social Welfare and Development

17.7.1. Education

DDGM promotes progress in education, motivating young people to continue with their studies, allocating monthly financial contributions aim at scholarships distributed according to the educational level in San Jose de Gracia and San Pedro Totolapam. 2025 Scholarship provided for the community are described in the table below.

Table 17-5: 2025 Scholarship provided for the community.

COMMUNITY	ELEMENTARY SCHOOL	MIDDLE SCHOOL	HIGH SCHOOL	UNIVERSITY	TOTAL	ANNUAL
San José de Gracia	24	11	13	9	57	$ 61,550
San Pedro Totolapam	3	7	11	16	38	$ 54,857

17.7.2. Infrastructure

Social development of the communities where we have a presence is essential for the company, and our social programs are designed to meet the needs of each community.

In 2025, DDGM collaborated with the local authorities of San José de Gracia on the construction of a community kitchen, enabling local cooks to prepare meals for community celebrations and cultural events, as well as the construction of restroom facilities for the community church. The project represented a significant investment of approximately $40,000 USD.

During the 2025 rainy season, ongoing maintenance was carried out on local roads, and machinery support was provided to improve the community’s public lighting infrastructure, contributing to enhanced safety, mobility, and overall well-being for residents.

17.7.3. Cultural and Social Activities

Every year, DDGM carries out social activities for the celebrations of the Day of the Dead celebrations and patron saint festivals of the surrounding communities, with an investment of approximately $5,000 USD, strengthening cultural ties and supporting local traditions. We offered summer courses for children in San José de Gracia, San Pedro Totolapam, and San Juan Guegoyache, aimed at promoting positive social interaction and continuous learning. A total of 100 children participated in these activities.

17.7.4. Health

As part of its commitment to promoting health and safety, DDGM delivered first aid workshops in San Pedro Totolapam and San José de Gracia, benefiting 55 participants and promoting prevention and emergency preparedness in our communities.

In coordination with the Health and Safety Department and the Community Relations Department, a Road Safety Campaign was held in San José de Gracia to promote responsible driving and prevent accidents, covering topics such as defensive driving, road signs, and the effects of alcohol while driving.

17.7.5. Employment in Host Communities

Employment in Host Communities is a core component of our social responsibility strategy. We prioritize local hiring to generate economic opportunities, strengthen local capacities, and promote inclusive growth. By integrating community members into our workforce, we contribute to regional development while fostering long-term, mutually beneficial relationships.

The company's commitment to investment in the community is presented below in Table 177:

Table 17-6: Full-time, Direct Employees for the Oaxaca Mining Unit by Community.

No.	Community	Employees 2025
1	San José de Gracia	58
2	San Pedro Totolapam	92
3	Las Margaritas	5
4	El Camarón Yautepec	64
5	San Juan Guegoyachi	2
6	San Carlos Yautepec	6
	TOTAL Employees of neighboring communities	227

Table 17-7: Investment in the community.

No.	Community	Contribution 2024	Contribution 2025	Budget 2026
1	Community Assembly	$ 655,755	$745,672	$ 808,504
2	San José de Gracia Agency	$ 60,000	$70,564	$71,385
3	San Pedro Totolapam Municipio	$ 63,704	$ 65,932	$68,524
4	San Pedro Totolapam Ejido	$ 992,752	$ 963,621	$808,504

5	San Juan Guegoyache	$ 86,699	$ 90,329	$93,878
	TOTAL USD	$ 1,858,910	$1,936,118	$1,850,795

17.8.Opinion of Qualified Person

It is the opinion of the QPs that the appropriate environmental, social and community impact studies have been conducted to date. DDGM has maintained the necessary permits that are prerequisites for construction of the Project infrastructure and the maintenance of mining activities.

18.CAPITAL AND OPERATING COSTS

The support for capital and operating costs are based on realized costs, quotations, and estimates in 2025 dollars. No inflation factors or changes to exchange rates have been used in the economic projections. The estimated capital and operating costs are to a feasibility level of accuracy (within 15%) and exclude a contingency estimate as applied to capital, exploration and operating costs due to a remaining two-year life of mine as based on Mineral Reserves only. The mine closure costs include a contingency range of 10% to 15% for each component in the closure plan, with an average of 10% applied between the Arista and Alta Gracia projects.

18.1.Life-of-Mine Capital Costs

A summary of total estimated capital expenditures for the Don David Mine is presented in Table 181. There are no growth capital projects currently planned for DDGM. As the Economic Analysis for this technical report considers Mineral Reserves and is exclusive of Mineral Resources, the capital to be incurred at DDGM relates to both underground development which is critical for advancing mining efforts and sustaining capital which relates to mobile equipment purchases and/or repairs, process plant equipment, tailings dam engineering and facilities activities, and limited infrastructure upgrades. Due to the two-year life of mine, as based on Mineral Reserves only, normal capitalized sustaining activities, including exploration (drift development, infill drilling, underground and surface exploration) and other sustaining activities (including expansions to infrastructure, equipment, and IT costs) are excluded as capital costs and rather either identified as operating costs for the purposes of this Economic Analysis or are not expected to be spent. However, an inclusion of Mineral Resources to the Economic Analysis would require additional related capital expenditures for these categories. Concerning mine closure, details or a breakdown of the related costs can be found in Section 17.

The capital costs are based on realized costs as well as vendor and specialist quotations. Due to the remaining two-year life of mine, no contingency estimate has been applied to the Capital and Exploration costs, and an average of 10% contingency has been applied to the Mine Closure costs to compensate for any unintentional omissions or oversights. Total estimated capital costs for the next two years total $24.9 million and capital costs for the remainder of the life of mine total $39.6 million, including closure cost estimates. An exchange rate of 18.5 Mexican Pesos (“MXP”) exchange rate to 1 U.S. dollar is applied to peso-denominated costs, which is based on the approximate spot price as at November, 21, 2025.

Table 18-1: Don David Mine Life-of-Mine Capital Cost Summary (in thousands).

Description	Type	2026	2027	2 Year Total	LOM Total
Capital	Underground Development	10,954	4,477	15,431	15,431
	Other Sustaining	9,446	-	9,446	9,446
	Non-Sustaining	-	-	-	-
Exploration	Sustaining	-	-	-	-
	Non-Sustaining	-	-	-	-
Sub-Total	Sustaining	20,400	4,477	24,877	24,877
	Non-Sustaining	-	-	-	-
Mine Closure		-	-	-	14,756
Total Capital Costs		20,400	4,477	24,877	39,632

Note: Mine closure LOM Total includes costs after 2027

18.2.Life-of-Mine Operating Costs

Operating costs were estimated based on evaluating the actual historical and current costs for labor, consumables and established DDGM contracts. The operating costs have a fixed and variable component. Variable components are affected by the volume of ore and waste material mined and volume of ore processed through the processing facilities.

The variable mining costs relate to ore and waste activities such as drilling, blasting, loading, and hauling, ground support, fuel, energy and maintenance. The primary fixed costs are related to labor and machinery rentals.

Processing costs are largely variable and based on actual processing costs incurred historically, adjusted for current knowledge on reagent consumption at current prices and understanding of wear and replacement parts.

Overheads primarily relate to current supervisory, administrative support, insurance, community agreements, environmental studies, and compliance matters. Staff numbers are sufficient to efficiently handle the administrative, technical and management functions required for the operations. Provisions for health and safety, security, training, and other regulatory mandated functions are also included.

Transportation, refining and treatment charge costs relate to those costs required to sell the copper, lead and zinc concentrates. These sales costs are included as deductions in the NSR calculation.

Labor is allocated to the major cost categories and makes up 30% of total operating costs. Operating and sales costs have been estimates for the LOM in Table 18-2. Due to the remaining two-year life of mine, no contingency estimate has been added to operating costs.

Mining, processing, and overhead costs were based on 2025 actual costs. An exchange rate of 18.5 Mexican Pesos (“MXP”) exchange rate to 1 U.S. dollar is applied to peso-denominated costs, which is based on the approximate spot price as at November 21, 2025.

Table 18-2: Don David Mine Life-of-Mine Cost of Sale Summary (in thousands).

Description	% Costs		Value $ per tonne milled
	Fixed	Variable
Mining	26%	74%	96.69
Plant	22%	78%	41.97
Site G&A	58%	42%	65.02
Total Mine Site Operating Cash Cost	35%	65%	203.68
Transportation Cost	0%	100%	10.33
Royalties	0%	100%	8.94
Refining & Treatment Charges	0%	100%	24.07
Total Operating Cash Cost	24%	76%	247.03

19.ECONOMIC ANALYSIS

19.1Economic Analysis

Below is a summary of the economic viability for the DDGM Mineral Reserves, exclusive of Mineral Resources.

The Don David Gold Mine has a two-year life of mine given the Mineral Reserves as described in this report. Capital and operating costs are based on realized costs, quotations and estimates in 2025 dollars. No inflation factors have been used in economic projections. The analysis assumes metal prices applied as per the Economic Analysis Price Deck, as discussed in Section 16, over the remaining life of mine.

Don David Life-of-Mine gross sales used in the economic analysis is summarized in Table 191.

Table 19-1: Don David Life-of-Mine Gross Sales (dollars in thousands).

Description	2026	2027	TOTAL
Gold payable (oz)	9,298	6,227	15,525
Gold Price ($/oz)	$4,543	$4,100	$4,365
Revenue from Gold ($)	$42,235	$25,532	$67,767
Silver payable (oz)	1,955,639	1,259,829	3,215,468
Silver Price ($/oz)	$64.13	$58.50	$61.92
Revenue from Silver ($)	$125,413	$73,700	$199,113
Gold Equivalent Ounces	36,917	24,203	61,119
Cu payable (tonne)	219	380	599
Cu Price ($/lb)	$5.49	$5.21	$5.31
Revenue from Cu ($)	$2,650	$4,367	$7,017
Pb payable (tonne)	1,075	1,716	2,791
Pb Price ($/lb)	$0.92	$0.95	$0.94
Revenue from Pb ($)	$2,172	$3,594	$5,766
Zn payable (tonne)	3,531	6,094	9,625
Zn Price ($/lb)	$1.36	$1.27	$1.30
Revenue from Zn ($)	$10,566	$17,062	$27,627

TOTAL SALES	$183,036	$124,254	$307,290

Based on Mineral Reserves, excluding Mineral Resources, after-taxes, the net cash flow is $74.8 million, at a discount rate of 5%, the Net Present Value (NPV) is $71.7 million. The following provides the basis of the Don David Mine LOM plan and economics.

●	A remaining mine life of two years as based on current Mineral Reserves only.
●	Optimized mine that assumes full depletion of Arista Reserves through 2027.
●	An average operating and selling cost of $247/t milled (excluding contingency estimate)
●	Capital costs of $39.6 million through end of life of mine, including mine closure costs.
●	An exchange rate of 18.5 Mexican Pesos (“MXP”) exchange rate to 1 U.S. dollar is applied to peso-denominated costs, which is based on the approximate spot price as at November 21,2025.
●	Analysis does not include any allowance for end of mine salvage value.

Table 19-2: Don David Life-of-Mine Cash Flow Forecast (dollars in thousands).

Cash Flow Forecast ($ 000's)		TOTAL	2026	2027	2028-LOM
Precious Metals	Gold	$67,767	$42,235	$25,532	$0
	Silver	$199,113	$125,413	$73,700	$0
Co-Product	Copper	$7,017	$2,650	$4,367	$0
	Lead	$5,766	$2,172	$3,594	$0
	Zinc	$27,627	$10,566	$17,062	$0
Net Revenue		$307,290	$183,036	$124,254	$0
Production Costs	Mining	($63,043)	($31,329)	($31,714)	$0
	Processing	($27,361)	($14,110)	($13,251)	$0
	Site G&A	($42,394)	($22,429)	($19,965)	$0
Total - Production Costs		($132,798)	($67,868)	($64,930)	$0
	Transportation Cost	($6,738)	($3,670)	($3,067)	$0
	Royalties	($5,832)	($3,488)	($2,344)	$0
	Refining & Treatment Charges	($15,693)	($8,653)	($7,041)	$0
Total - Operating Costs		($161,061)	($83,679)	($77,382)	$0
Operating Surplus / (Deficit)		$146,229	$99,357	$46,872	$0
Capital Costs	Growth	$0	$0	$0	$0
	Sustaining	($24,877)	($20,400)	($4,477)	$0
	Mine Closure	($14,756)	$0	$0	($14,756)
Total - Capital Costs		($39,632)	($20,400)	($4,477)	($14,756)
	Employee Profit Sharing	($5,675)	($2,837)	($2,837)	$0
Net Cash Flow Before Tax		$100,922	$76,120	$39,557	($14,756)
	Tax	($26,118)	($23,912)	($2,206)	$0
Net Cash Flow After Tax		$74,804	$52,208	$37,351	($14,756)

After-Tax NPV 5%		$71,674	$49,722	$32,270	($10,317)

A sensitivity analysis was performed to evaluate the resulting financial impact to free cash flow and net present value (at 5% discount) as per shown in the Economic Analysis from the application of lower metal prices, lower resource grades, increased operating & selling costs unit prices and increased capital costs. Table 193 summarizes the results of the sensitivity analysis; most scenarios apply a 10% unfavorable change and further consider the resulting financial impact to royalty and tax calculations.

Table 19-3: Don David Life-of-Mine Sensitivity Analysis.

Sensitivity Scenario	Economic Analysis Value (2 Yr Avg of Price Deck)	Sensitivity Value	Financial Impact Free Cash Flow ($M)	Financial Impact Net Present Value @ 5% ($M)
Lower Metal Prices (10%)
Gold	$4,365/oz	$3,928/oz	($4.7)	($4.4)
Silver	$61.92/oz	$55.73/oz	($10.1)	($9.3)
Copper	$5.31/lb	$4.78/lb	($0.6)	($0.5)
Lead	$0.94/lb	$0.85/lb	($0.5)	($0.4)
Zinc	$1.30/lb	$1.17/lb	($2.4)	($2.1)
Lower Resource Grades (10%)
Gold	1.19 g/t	1.07 g/t	($6.6)	($6.4)
Silver	195.7 g/t	176.1 g/t	($18.7)	($18.5)
Copper	0.18%	0.16%	($0.8)	($0.7)
Lead	0.82%	0.74%	($0.5)	($0.4)
Zinc	2.49%	2.24%	($2.4)	($1.9)
Increased Operating & Selling Unit Costs (10%)	$247/t milled	$271/t milled	($15.4)	($14.0)
Increased Capital Costs (10%)	$39.6 M	$43.6 M	($4.0)	($3.4)

Note: Operating & Capital costs exclude contingency estimate. Operating & Selling Unit Costs further excludes unit costs relating to Royalties. Capital Costs include mine closure costs.

19.2Taxes

In Mexico, value added (“IVA”) taxes are assessed on purchases of materials and services and sales of products. Likewise, businesses owe IVA taxes as the business sells a product and collects IVA taxes from its customers. Businesses are generally entitled to recover the taxes they have paid related to purchases of materials and services, either as a refund or credit to IVA tax payable.

Mining entities in Mexico are subject to two mining duties, in addition to the 30% Mexico corporate income tax: (i) a “special” mining duty of 8.5% of taxable income as defined under Mexican tax law (also referred to as “mining royalty tax”) on extraction activities performed by concession holders, and (ii) the “extraordinary” mining duty of 1.0% on gross revenue from the sale of gold, silver and platinum. The mining royalty tax is generally applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the mining royalty tax, there are no deductions related to depreciable costs from operational fixed assets, but exploration and prospecting depreciable costs are deductible when incurred. Both duties are tax deductible for income tax purposes. As a result, our effective tax rate applicable to the Company’s Mexican operations is substantially higher than Mexico statutory rate.

The Company periodically transfers funds from its Mexican wholly owned subsidiary to the U.S. in the form of dividends. Mexico requires a 10% withholding tax on dividends on all post-2013 earnings. According to the existing U.S. – Mexico tax treaty, the dividend withholding tax between these countries is limited to 5% if certain requirements are met. The Company determined that it qualifies for an exemption or a 0% Mexico Dividend withholding rate through the US-Mexico tax treaty as the beneficial owner owns at least 80% of the voting shares.

20.ADJACENT PROPERTIES

20.1GRC Properties

DDGM holds an interest in a group of 29 mining concessions that comprise the Don David Gold Mine property in Oaxaca State. The concessions total 55,119 hectares (551 km2) and cover numerous historic mine workings and exploration targets. The property includes 18 contiguous mining concessions surrounding the Arista Project. These concessions are registered with the Dirección General de Minas in the name of DDGM. Based on the legal opinion by DDGM’s legal advisers, the mining concessions are currently in good standing.

Many old mine workings in Oaxaca have been in operation intermittently since the seventeenth century, when many of the Mexican mining districts were discovered, such as Zacatecas, Guanajuato, Fresnillo, San Martín, Taxco, Sombrerete, Tayoltita, etc. Historic silver and gold production from the Arista Project area is not known.

Several historic mining districts, including El Rey, La Escondida, El Aguila, El Aire, Cerro Colorado, Mirador, Tapada, and other workings, are located in mining concessions held by DDGM.

20.2Third-Party Properties

As of December 31, 2025, the Qualified Persons are not aware of any adjacent operating mineral properties within the immediate vicinity of the Don David Gold Mine.

21.OTHER RELEVANT DATA AND INFORMATION

To the best of the Qualified Persons’ knowledge, there is no material relevant data or information, as of the effective date, which has not been included in this Technical Report.

22.INTERPRETATION AND CONCLUSIONS

22.1Property Description, Location and Ownership

The Don David Gold Mine, located in Oaxaca State, México, is wholly owned by GRC. DDGM acquired its first mining concessions in 2003 and has subsequently acquired additional concessions totaling 55,119 hectares held under 29 mining concessions. DDGM has obtained all the corresponding Environmental Impact Studies, authorizations and permits necessary to support ongoing operations in accordance with applicable Mexican Laws and Regulations. The physiography, climate and topography of the region are well understood and are considered amenable to the exploration, mining and processing activities described in this Technical Report.

In the opinion of the QPs:

●	GRC was provided with legal opinions concluding that the mining concessions held by DDGM are valid and that GRC/DDGM has the legal right to mine within the concession areas.
●	GRC was provided with legal opinions concluding that the surface rights held by DDGM are in good standing and sufficient in area to support mine infrastructure and tailings facilities.
●	GRC was provided with legal opinions describing royalties payable on the concessions held by DDGM.

The information discussed in this section supports the declaration of Mineral Resources and Mineral Reserves and the development of a mine plan with an accompanying economic analysis. In the opinion of the QPs, existing infrastructure and the availability of staff, power, water, and communications, transportation methods, and any planned modifications and supporting studies are either well established, or well understood, and are adequate to support the life-of-mine (“LOM”) plan and the declaration of Mineral Resources and Mineral Reserves. Mineral tenure and surface rights are considered sufficient to support planned LOM operations.

22.2Geology and Mineralization

The Don David Gold Mine area is dominated by volcanic rocks of presumed Miocene age that overlay and intrude basement rocks consisting of Cretaceous marine sediments. Gold and silver mineralization in the district is spatially related to volcanic domes and an associated volcanogenic system and is considered epithermal in character. DDGM mineralization occurs as structurally controlled epithermal deposits in veins and stockwork zones containing sulfides with gold, silver, lead, copper, and zinc, associated with gangue minerals including quartz, calcite, and other minor elements. Primary sulfide mineralization consists mainly of pyrite, galena, sphalerite, and chalcopyrite, with minor amounts of argentite and silver sulfosalts.

DDGM exploration has primarily focused on the Arista Project, which includes the Aguila Manto vein, and the Arista, Switchback and Three Sisters vein systems, and includes the significant Arista, Baja and Soledad veins along with multiple ancillary structures. The principal hosts of mineralization at the Arista underground mine are the Arista, Switchback and Three Sisters vein systems, which are known from drilling and underground development. The Switchback vein system is located approximately 500 m northeast of the Arista vein system, and the Three Sisters vein system lies immediately north of, and between, the Arista and Switchback systems. These vein systems are associated with andesitic host rocks, rhyolite dikes and structural contacts with the basement sedimentary rocks. Mineralization in these systems is intermediate sulfidation in style and contains precious and base metals at economic grades. The Arista, Switchback and Three Sisters vein systems trend predominantly northwest, although local vein orientations can range from north-south to east-west.

A second area of interest is the Alta Gracia Project, where low-sulfidation epithermal veins, predominantly silver-bearing, are hosted in andesitic and rhyolitic rocks. This project has been investigated by drilling and by surface and underground mapping of historic and recent workings. The Mirador and Independencia vein systems, which have been mined by DDGM, are two of several predominantly northeast trending vein systems on the property.

Other mineralized zones and properties have been investigated, including preliminary drilling at Escondida, Chacal and Salina Blanca within the Arista Project area, as well as targets on the Margaritas and El Rey properties. The Margaritas and El Rey properties are interpreted to host low sulfidation epithermal veins with volcanic associations.

In the opinion of the QPs, the current understanding of the Arista and Alta Gracia mineralization, the settings, lithologies, and structural and alteration controls, is sufficient to support Mineral Resource estimation.

22.3Exploration, Drilling and Sampling

DDGM began exploring the Manto deposit in 2003. Since that time, the Arista, Switchback and Three Sisters vein systems, have been defined through exploration and drilling. Exploration has also identified satellite deposits and zones that have contributed to mine production, including the Aguila open pit (Manto vein) and the Alta Gracia deposits. DDGM continues to actively explore a 55 km structural corridor using a range of techniques that include airborne and ground geophysics, stream sediment, soil and rock geochemistry, geologic mapping, petrographic and fluid inclusion studies, and drilling. These activities have identified multiple exploration targets. Exploration has focused on the Arista and Alta Gracia zones due to proximity and ease of access to the DDGM processing facilities. However, more advanced exploration has also been undertaken at the Margaritas and El Rey properties, the latter located near the northwestern portion of the identified structural corridor.

DDGM continues the development of an aggressive exploration program that includes extensive surface and underground drilling, along with underground mine development (including access ramps, drifts and crosscuts) to support drilling and access in the Arista, Switchback, Three Sisters and Alta Gracia vein systems. Total exploration drilling (core and RC, including geotechnical holes, and grade-control drill holes, but excluding production drilling) completed by DDGM through December 31, 2025 totals 2,158 drill holes for 523,937 m.

Since 2006, exploration samples have been analyzed by ALS Global (“ALS”) at its Vancouver, Canada laboratory, with sample preparation initially completed at the ALS Guadalajara, Mexico facility, transferred in 2023 to the ALS Santiago de Queretaro, Mexico facility, and since June 2024 completed at the ALS Hermosillo, Mexico facility. ALS’s analytical and sample preparation facilities are ISO/IEC 17025:2017 and ISO 9001:2015 accredited/certified. Each assay batch is subject to QA/QC protocols using certified reference materials (standards and blanks), and field and pulp duplicates. Production channel and drill samples are analyzed at the DDGM mine-site laboratory, with selected production samples submitted to ALS for check assaying. Bulk density measurements are performed on site at the DDGM exploration density laboratory.

22.3.1. 2025 District Exploration Expenditure

DDGM allocated an exploration budget for 2025 to continue drilling and evaluating targets within the DDGM property where potential for high-grade precious metal mineralization has been identified. Table 221 summarizes expenditures for surface and underground exploration activities during 2025, including underground mine development allocated to exploration. The program was managed by DDGM’s exploration and mine geology staff, with support from DDGM operations as needed.

The 2025 district exploration work program included 50 contract drill holes totaling 9,260 m, comprising underground infill drilling at the Arista Mine and limited surface infill drilling at the Alta Gracia Project, for total contract drilling expenditures of $1.29 million. Contract drilling costs averaged approximately $139 per meter. Exploration mine development in 2025 totaled 485 m at a total cost of $1.51 million.

Table 22-1: Summary of Exploration Expenditure 2025 Exploration.

DESCRIPTION
Surface Exploration
Total Surface Exploration, Admin & Other	$ 1,856,331
Total Surface Infill Drilling	$ 173,308
Total Surface Exploration [1]	$ 2,029,639
Surface Drill Meters	1,121
Surface Drill Cost / Meter	$ 155
Underground Exploration
Total Underground Expansion Drilling	$ 0
Total Underground Infill Drilling	$ 1,116,158
Total Underground Exploration	$ 1,116,158
Underground Expansion + Infill Drill Meters	8,139
Underground Drill Cost / Meter	$ 137
Underground Exploration Development
Total Expansion Underground Development	$ 408,228
Total Infill Underground Development	$ 1,097,257
Total Underground Development	$ 1,505,485
Underground Development Meters	485
Underground Development Cost / Meter	$ 3,103
Total Exploration Expenditure	$4,651,282

1 Surface Exploration costs are considered as overheads and not as per meter drilling costs.

Diamond drilling at the Arista mine in 2025 also included 61 underground grade-control drill holes completed by DDGM’s owned and operated Ingetrol drill, totaling 5,279 m. Expenditures for this grade-control drilling totaled $0.34 million, resulting in an average drilling cost of approximately $65 per meter. In total, DDGM’s 2025 diamond drilling program amounted to 111 drill holes totaling 14,539 m, for an average drilling cost of approximately $112 per meter. Grade-control and production drill holes are not included in the exploration budget and are accounted for as operating expense (OPEX).

The 2025 exploration program focused on underground infill and grade-control drilling within areas proximal to existing underground infrastructure to support the year-end Mineral Resource and Mineral Reserve estimate by refining the geologic model, improving confidence in vein continuity and grade distribution and supporting near-term mine planning. No step-out (expansion) drilling was completed during 2025. Expansion drilling is planned to continue in 2026 with the goal of expanding the resource limits. Drilling results from infill and grade-control diamond drill programs were incorporated into the Mineral Resource and Mineral Reserve estimates presented in this Technical Report.

In 2025, additional surface exploration work included geologic mapping and geochemical sampling to identify and better define prospects and drill targets adjacent to the Arista mine. In addition, historic exploration data from the El Rey and Margaritas properties and from the Alta Gracia Project were reviewed and interpreted.

22.3.2. 2025 Arista Project Area Exploration

The exploration program at the Arista Project during 2025 focused on underground infill and grade-control drilling within the Arista, Switchback and Three Sisters vein systems at the Arista mine. Exploration and development of these vein systems remain the highest exploration priority.

Drilling from multiple underground stations, primarily on Levels 3 and 4, supported refinement of the three-dimensional model within the Three Sisters and Gloria systems along approximately 350 m of strike, improved continuity and grade distribution within the Sandy, Sadie, and Sasha vein sets, and contributed to the year-end modelling of 24 veins and vein segments. Additional definition drilling tested established veins within the Arista system (including Santa Helena, Marena, Viridiana, Marena North and Splay 31 and associated splays), and limited drilling within the Switchback system targeted the Susana South and Soledad South veins. No surface drilling was undertaken within the Arista Project area in 2025. Limited surface geologic mapping and rock chip sampling in the La Milpa zone, located in the immediate vicinity and northwest of the Arista mine (immediately west of the historic Aguila pit), were completed to support structural interpretation and to identify near-mine, near-surface oxide zones that could be considered for future mining and processing.

22.3.3. 2025 Alta Gracia Project Area

The Alta Gracia Project Area experienced small-scale artisanal mining in the past but has limited historical exploration. Previous surface sampling and geologic mapping have identified several structural targets containing gold and silver mineralization, including high-grade polymetallic veins that outcrop near historic workings. Including the 2025 drilling program, a total of 185 diamond drill holes totaling 40,201 m have been completed at Alta Gracia and more than 49 veins have been identified and modelled including veins within the Mirador and Independencia vein systems previously mined by DDGM.

In 2025, work at Alta Gracia included continued review and interpretation of historic exploration datasets and targeting information generated from prior surface mapping and soil and rock-chip geochemistry programs (including the Aguacatillo prospect program and La Fundicion regional soil sampling programs completed in 2022) to refine targets for follow up mapping, sampling and drilling. In mid-November 2025, limited surface drilling recommenced at Alta Gracia, comprising six surface diamond drill holes totaling 1,121 m targeting the southwest extension of the Mirador vein system toward the Independencia vein system. Results will inform future surface and underground exploration planning at Alta Gracia.

22.3.4. Exploration, Drilling and Sampling Conclusions

The QPs have the following observations and conclusions regarding exploration conducted at the Project since 2003:

●	The mineralization style and geologic setting of the DDGM area are sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.
●	Exploration methods are consistent with industry practices and are adequate to support continuing exploration and Mineral Resource estimation.
●	Exploration results support DDGM’s interpretation of the geological setting and mineralization.
●	Continuing exploration may identify additional mineralization that could support Mineral Resource estimation.

The QPs have the following observations and conclusions regarding drilling conducted at the Project through December 31, 2025:

●	Data was collected using industry standard practices.
●	Drill orientations are appropriate relative to the orientation of the mineralization for the majority of the areas where Mineral Resources have been estimated (see Section 7.5 and Section 10.9 for representative cross-sections showing geology and mineralization, respectively).
●	Core logging meets industry standards for exploration of epithermal-style deposits, and geotechnical logging is sufficient to support Mineral Resource estimation.
●	Collar surveys have been performed using industry-standard instrumentation.
●	Downhole surveys have been carried out using industry-standard instrumentation.
●	Drilling information is sufficient to support the Mineral Reserve and Mineral Resource estimates.

The QPs consider that the drilling and chip/channel sampling programs meet industry standards and have been reviewed and verified in sufficient detail to permit inclusion of the information in the DDGM database.

In the opinion of the QPs, the current QA/QC protocols and reporting meet industry-standard practice and provide the necessary controls to identify potential analytical problems and allow corrective follow-up and re-analysis when required.

22.4Data Verification

DDGM staff follow a stringent set of procedures for data storage and validation and perform data verification on an on-going basis throughout the year. In preparation for the 2025 Mineral Resource and Mineral Reserve update, the DDGM database manager initiated the formal year-end database validation in October 2025. The site database has a series of automated import, export, and validation tools designed to minimize potential errors. Any inconsistencies identified during validation were corrected prior to final review and delivery of the database for use in the year-end estimation. The QPs visited the site in November 2025 to review data collection, storage practices and undertake data validation. Data verification procedures included the following:

●	Inspection of selected drill core to assess mineralization and confirm geological descriptions.
●	Inspection of geology and mineralization in underground workings of the Arista, Switchback and Three Sisters vein systems.

●	Verification that collar coordinates coincide with underground workings or the topographic surface.
●	Verification that downhole survey bearing, and inclination values are consistent.
●	Evaluation of minimum and maximum grade values.
●	Investigation of minimum and maximum sample lengths.
●	Random selection of assay data from the database and comparison of stored grades to original assay certificates.
●	Review for inconsistences in spelling or coding (typographic and case sensitivity errors).
●	Confirmation of complete data entry and that key data types (collar, survey, lithology and assay) are not missing.
●	Review for sample gaps or overlaps.

Investigations of current and historical data quality indicate that the information is suitable for Mineral Resource and Mineral Reserve estimation.

22.5Mineral Processing and Metallurgical Testing

Metallurgical testing performed by ALS in 2014, 2018, and more recently in 2020, supports the Arista Project processing methodology. As exploration continues, additional metallurgical testing will be required if the constituents of the ore should change.

Deleterious elements in the concentrate products are predominantly non-liberated sulfide, except for Antimony within the Copper concentrate and Quartz in the zinc concentrate.

During 2025, metallurgical recoveries at the DDGM Processing Facility for ore produced from the Arista mine averaged 71.5% for gold, 84.4% for silver, 62.3% for copper, 63.4% for lead, and 76.1% for zinc. Ore from the Three Sisters vein system, processed for the first time in 2025, has to date, demonstrated metallurgical performance generally consistent with historical recovery trends under the current flowsheet configuration and reagent dosage.

22.6Mineral Resources

The modeling and estimation of Mineral Resources presented herein is based on technical data and information available as of November 1, 2025. DDGM models and estimates Mineral Resources using the available technical information before generating Mineral Reserves.

A Mineral Resource is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust (a deposit) in such form, grade or quality, and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. Portions of a deposit that do not have reasonable prospects for eventual economic extraction must not be included in a Mineral Resource.

Three-dimensional models were constructed by DDGM staff as triangulated irregular network wireframes defining the extent of underground workings and mineralized structures and incorporate all significant vein systems identified to date. A total of 44 individual wireframes were reported for the Arista system, 31 for the Switchback system, 24 for the Three Sisters system, and 14 for the Alta Gracia system. Measured, Indicated, and Inferred mineral resources exclusive of Mineral Reserves reported for the Don David Gold Mine as of December 31, 2025, are summarized in Table 111.

The QP considers that the drill hole database supplied is suitable for Mineral Resource estimation, and that the drilling program results meet industry standards for drilling and QA/QC measures. Drilling results have been reviewed and confirmed in sufficient detail to permit the generation of Measured and Indicated mineral resource estimates. The quality assurance/quality control (QA/QC) program as designed and implemented by DDGM is adequate, with no significant bias, to support the resource database. The geological models are reasonably constructed using available geological information and are appropriate for Mineral Resource estimation. The assumptions, parameters, and methodology used for the Mineral Resource estimate are appropriate for the style of mineralization and proposed mining methods.

22.7Mineral Reserves

The Arista and Mineral Reserve estimates follow standard industry practices, considering only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves. Subject to the application of modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves. Mineral Reserves are reconciled quarterly against production to validate dilution and recovery factors. The reserve estimate is based on technical data and information available as of December 31, 2025.

Mineral Reserve blocks that meet dilution and cutoff grade requirements, and that are deemed feasible and economic for extraction in a life-of-reserve mine plan, are classified as Proven and Probable, respectively, after further adjustment of tonnage for expected mining recovery. Mining dilution is applied to in situ tonnes depending on the mining method employed.

DDGM uses a breakeven NSR cutoff grade, which considers metal prices, total direct mining, milling and general administration, smelting/refining costs and plant recoveries for Proven and Probable Reserve estimations. The cutoff grade calculation does not include either exploration or capital costs and the average operating costs used for reserve calculations are net of base metal credits and royalty payments. Plant recoveries used are the average of actual recoveries reported by the plant during the twelve months of 2025.

The 2025 breakeven NSR cutoff grade for the Arista underground mine is based on a $150/t NSR using gold, silver, copper, lead, and zinc metal prices as per the Resources & Reserves Price Deck to calculate the NSR value.

In the opinion of the QP responsible for this Section of this Technical Report, Mineral Reserves are reported appropriately with the application of reasonable mining recovery and dilution factors based on operational observations and a transparent breakeven NSR cutoff grade based on actual mining, processing, and smelting costs; actual metallurgical recoveries achieved in the plant; and reasonable metal prices.

The QP responsible for the Mineral Reserves section of this Technical Report is of the opinion that the Proven and Probable Mineral Reserve estimate has been undertaken with reasonable care and has been classified using the SEC S-K 1300 Definition Standards. Furthermore, it is their opinion that Mineral Reserves are unlikely to be materially affected by mining, metallurgical, infrastructure, permitting or other factors, as these have all been well established over the past ten years of mining.

22.8Mining Methods

DDGM commenced mining and milling operations at the Arista Project on July 1, 2010. Mineral production during 2010 consisted of processing Mineral Resources from the open pit mine, located approximately 0.5 km from the plant. DDGM developed and mined the shallow-dipping accessible portion of the Manto vein by open pit methods.

During 2010, DDGM began developing an underground mine to access two veins called the Arista and Baja veins, part of the “Arista vein system”. The underground mine is approximately three (3) km from the plant. In March 2011, DDGM began transitioning from processing the open pit to the underground mineralization. Conventional drill and blast methods are currently used to extract the Proven and Probable reserves from the Arista underground mine. Historically, the Arista mine used two main mining methods: 1) overhand mechanized cut and fill (“CAF”); and 2) long-hole open stopping (“LHOS”) with delayed fill. Currently, the Arista mine used the LHOS method exclusively.

Production from the Don David Gold Mine has proven that the Project has the grade and continuity required to justify continued development and mining. The known veins and other targets on the Don David Gold Mine are underexplored by drilling. If DDGM maintains its exploration programs, estimation of additional Mineral Resources, or upgrade in Mineral Resources confidence categories, there is good potential for Mineral Reserves to maintain or grow.

This Report concludes that:

●	The mining methods being used are appropriate for the deposit being mined. The underground mine design, stockpiles, tailings facilities, and equipment fleet selection are appropriate for the operation. The mine plan is based on historical mining and planning methods practiced at the operation for the previous years and presents low risk. The mine plan is appropriately developed to maximize mining efficiencies, based on the current knowledge of geotechnical, hydrological, mining and processing information on the Project.
●	The mine plan is based on historical mining and planning methods practiced at the operation for the previous years and presents low risk.
●	Inferred Mineral Resources are not included in the mine plan and were set to waste.

●	The mobile equipment fleet presented is based on the actual present-day mining operations, which is known to achieve the production targets set out in the LOM.
●	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate Production from the Don David Gold Mine has proven that the Project has the grade and continuity required to justify continued development and mining. The known veins and other targets on the Don David Gold Mine are underexplored by drilling. If DDGM maintains its exploration programs, excellent potential exists for reserves to maintain or grow.

As part of day-to-day operations, Don David Mine will continue to undertake reviews of the mine plan and considerations of alternatives to and variations within the plan. Alternative scenarios and reviews may be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives.

22.9Recovery Methods

During 2009 and 2010, DDGM constructed the processing plant and associated infrastructure for the Arista Project. The plant includes a differential flotation circuit designed to process polymetallic ores and produce up to three saleable concentrate products. The DDGM mill’s flotation circuit and agitated leach processing capacity is a nominal 1,500 tpd.

Ore from the Three Sisters vein system was processed for the first time in 2025. Based on operational performance to date, the existing process flowsheet configuration and reagent dosage have produced recoveries generally consistent with historical trends.

22.10Project Infrastructure

All material mine and process infrastructure and supporting facilities are included in the present general layout to ensure that they meet the needs of the mine plan and production rate and notes that:

●	The Don David Gold Mine is located 114 km, or two hours by road from the city of Oaxaca, the main service center for the operation, with good year-round access.
●	A flotation tailings impoundment was constructed in a valley just below the process plant site. The impoundment is double lined with the first liner made of a clay and synthetic material that acts as a leak prevention system with the effective absorption equal to approximately 3 m of clay. The second liner is made of 1.5 mm Linear Low-Density Polyethylene (LLDPE), which was a permitting requirement. The method of subsequent embankment construction to obtain full capacity was downstream.
●	Construction of a filtration plant and dry stack facility commenced in September of 2020 and was completed in 2022. The filtration plant and existing paste plant (commissioned in October of 2019) will handle 100% of Reserves tailings production.
●	Up until 2018, power was mainly provided by diesel generators at the site. In 2019, DDGM successfully connected a power line to its Arista project from the Mexican Federal Electricity Commission’s (Comisión Federal de Electricidad or CFE) power grid. Prior to this connection, the Arista Project operated 100% from electricity generated from more expensive and higher emission diesel fuel. In 2021, there was an increase in power consumption due to ventilation and dewatering pumps requiring the installation of capacitors that improved and stabilized the power supply. In 2021, DDGM also initiated conversations with CFE for the expansion of the load delivered to further stabilize the energy supply. In 2022, the capacitors were installed and commissioned and CFE expanded the load delivered to attend to the higher demand on site.
●	Water requirements to process ore is primarily sourced from water pumped to the surface from the underground dewatering system. Water in the tailings facility is recycled to the Arista processing plant and the excess water pumped from the underground workings is discharged at the surface into decantation ponds. DDGM has the necessary permits to discharge underground mine water at the surface. Water sampling from rivers and creeks is conducted regularly and sent to an external laboratory for testing.

●	All process buildings and offices for operating the mine have been constructed. Camp facilities are located in the village of San Jose de Gracia.
●	Infrastructure required to support the LOM plan is in place and is operational.

22.11Market Studies and Contracts

Since the operation commenced into commercial production in July 2010, a corporate decision was made to sell the concentrate on the open market. All commercial terms entered between the buyer and DDGM are regarded as confidential but are within standard industry norms.

The information provided by DDMG on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided support the assumptions used in this Report and are consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

The QPs have reviewed the information provided by DDGM on marketing, contracts and concentrate sales. The QPs note that the information provided is consistent with the source documents used, and that the information is consistent with what is publicly available on industry norms. The information can be used in mine planning and financial analysis for the Don David Gold Mine in the context of this Technical Report.

Metal price assumptions used in the Economic Analysis are based on the Economic Analysis Price Deck (refer to Section 16) for gold, silver, copper, lead and zinc. The actual metal prices can change, either positively or negatively, from the assumed prices. If the assumed metal prices are not realized, this could have a negative impact on the operation’s financial outcome. At the same time, higher than predicted metal prices could have a positive impact.

22.12Environmental Studies, Permitting, Social and Community Impact

In connection with mining, milling and exploration activities, DDGM is subject to all Mexican federal, state, and local laws and regulations governing the protection of the environment, including laws and regulations relating to protection of air and water quality, hazardous waste management and mine reclamation as well as the protection of endangered or threatened species. Potential areas of environmental consideration for mining companies, including DDGM, include, but are not limited to, acid rock drainage, cyanide containment and handling, contamination of water courses, dust, and noise.

All mining and environmental activities in México are regulated by the Dirección General de Minas (DGM) and by the Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT) from México City, under the corresponding laws and regulations. Mining operations in México operate under a unique environmental license (Licencia Ambiental Unica). This environmental license is issued after approval of the Evaluación del Impacto Ambiental (EIA). Also, special permits are issued for certain new developments such as expansions, tailings dams, etc. DDGM is also required to obtain various permits for surface and underground water use and discharge of waste-water discharge. The permissions are granted by the Comisión Nacional del Agua (CONAGUA), the administrative, technical advisory commission of SEMARNAT. CONAGUA administers national waters, manages, and controls the country's hydrological system, and promotes social development.

DDGM is required to prepare a mine closure plan for the possible future abandonment of the Arista and Alta Gracia Projects. A Mine Closure Plan and Reclamation Budgets have been prepared by WSP. The closure cost estimate includes funds for covering the tailings ponds, waste rock stockpiles, and for securing, and cleaning up the other surface and underground mine facilities. The total estimated closure and reclamation cost for the Arista mine and Alta Gracia Project is estimated to be $14.5 million (excluding taxes).

It is the opinion of the QP that the appropriate environmental, social, and community impact studies have been conducted to date. DDGM has maintained all                     necessary environmental permits that are prerequisites for construction of project infrastructure and the maintenance of mining activities. The QP was provided and relayed on legal opinion that supported the mining concessions, surface rights and concessions royalties held by DDGM.

22.13Capital and Operating Costs

The capital and operating costs in this report have been adequately accounted for using the following assumption:

●	All capital and operating costs have been updated to full-year 2025 US dollars.
●	No contingency estimate was applied to capital and operating costs, excluding mine closure costs. Mine closure costs include a contingency range of 10% to 15% for each component in the closure plan, with an average of 10% applied between Arista and Alta Gracia.

●	Total Don David Gold Mine LOM capital expenditures are estimated to be US$24.9 million excluding mine closure costs and US$39.6 million including mine closure costs.
●	Mine closure costs have been included as per the WSP Report issued in December 2025.
●	The operating costs have a fixed and variable component and are estimated at $247/t.
●	An exchange rate of 18.5 Mexican Pesos (“MXP”) exchange rate to 1 U.S. dollar is applied to peso-denominated costs, which is a conservative estimate to the approximate spot price as at November 21, 2025.

22.14Economic Analysis

The economic analysis is supportive of current Mineral Resources and Mineral Reserves to feasibility level accuracy. The following assumptions were made to support the economic analysis:

●	All capital and operating costs have been updated to full-year 2025 US dollars. Costs were based on 2025 actual costs.
●	Optimized mine that assumes full depletion of Arista Reserves through 2027.
●	An exchange rate of 18.5 Mexican Pesos (“MXP”) exchange rate to 1 U.S. dollar is applied to peso-denominated costs, which is a conservative estimate to the approximate spot price as at November 21, 2025.
●	Using the assumptions set out in this report, including the metal prices at the Economic Analysis Price Deck, the after-tax net present value at a discount rate of 5% is $71.7 million excluding a contingency estimate and including mine closure costs in which an average of 10% contingency is applied. The cumulative undiscounted after-tax cash flow value is $74.8 million.
●	Sensitivity Analysis has been performed on gold, silver, copper, lead and zinc prices, resource grades, operating costs, and capital costs to determine the most sensitive variations. Gold, copper and zinc price are less sensitive and to a lesser degree capital costs. Changes to silver metal prices, silver resource grades and operating costs provide greater sensitivity on cash flow impacts.

22.15Risks and Opportunities

This Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of this report. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. This Report has been prepared with the latest information regarding environmental and closure cost requirements.

Both the Arista and Switchback vein systems remain open up- and down-dip and along strike, indicating potential for additional Mineral Resources and Reserves through further drilling. Drilling has also identified the potential for previously unknown mineralization to be added to Mineral Resources and Reserves. These resources can be expanded with additional exploration drilling, particularly along the northern extension of the Arista vein system (Splay 31 and Marena North veins) as well as in the Three Sisters vein system, where a significant discovery was made in 2023 and continued to expand in 2024.

Improvements in mining efficiency can be obtained by increased infill drilling and improved geotechnical assessment of ground conditions.

The narrow nature of many of the remaining veins are more variable in their mineralization resulting in increased possibility of more erratic mineralization. In places, drilling or sampling support may not be appropriate for Resource categorization which was designed for wider more robust veins.

Reconciliation studies up to December 31, 2025 provided better information on mine stope dilution and of the reconciliation of the Mineral Resource and Mineral Reserve estimates on a mining unit scale. While models appear to have been reliable on a global scale to date, improved analysis is currently being undertaken and may identify issues which will need to be addressed. Ground stability issues can affect the production of Mineral Reserves.

The Project implemented new criteria and methodologies with the adoption of S-K 1300 and NI 43-101 standards for the December 31, 2022 Technical Report. The new methodology focused on geological interpretations, improved grade estimation, better variable anisotropy, inclusion of channel sampling and improved grade-control models. This approach creates greater confidence in the reliability of the Mineral Resources and Mineral Reserves.

23.RECOMMENDATIONS

The information set forth in this Technical Summary Report continues to demonstrate that the Don David Gold Mine is a technically and economically viable operation.

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical studies focused on operational improvements. Unless otherwise stated, recommended work programs are independent and may be conducted concurrently.

23.1.Mineral Processing

Continue utilizing the newly implemented MOS program to expand metallurgical understanding, improve recoveries, and reduce operating costs. Installation of the third dewatering filter is expected to support higher and more sustainable mill throughput.

23.2.Recovery Methods

The DDGM processing team should optimize metal recoveries and concentrate grades to maximize payable metal in each concentrate product, considering metal prices and applicable smelter terms.

23.3.Mining Methods

Review of geotechnical standard procedures and geotechnical reports that will facilitate the creation of a geotechnical model that takes all the input parameters and historical information in order to have better control on the ground support requirements, reconciliation, mine development advance rates and stope dilution control.

Review and implementation of adequate emergency exits and ventilation for new and future areas to be developed in order to minimize delays in production and provide a safe working environment.

23.4.Exploration

Exploration in 2025 focused primarily on underground infill and grade-control drilling within the Arista Project to support Mineral Resource and Mineral Reserve estimation, along with associated geologic model refinements and near-term target generation. Field mapping, geochemical sampling and geophysical surveys have also been used across the DDGM property to identify anomalous areas considered worthy of follow-up work, including drilling. Exploration recommendations for 2026 build upon the 2025 results and continue to advance and prioritize targets generate from previous programs.

23.4.1. Recommended and Proposed District Exploration 2026

DDGM’s 2025 exploration program was successful in supporting reserve definition and improving the geologic model within the Arista mine area, particularly within the Three Sisters vein system, while also identifying near-term targets for follow-up evaluation. A budget of $8.9 million has been proposed for 2026. The program is expected to continue focusing on Reserve definition drilling within the Arista mine’s Arista, Switchback, and Three Sisters vein systems and to include expansion drilling to test extensions of known structures, primarily within the Three Sisters vein system and the northwestern extension of the Arista vein system, with the objective of generating additional inferred Mineral Resources. Surface and underground exploration at the Alta Gracias Project is also expected to continue with both infill and expansion drilling in support of near-term Reserve definition and evaluation of extensions of known mineralized structures. The primary long-term goal of this program is to expand known mineralization and identify new areas of interest. Included within this budget is underground mine development required to access drill areas.

The proposed exploration program shall focus on the highest priority targets, to support the year-end 2026 Mineral Resource and Mineral Reserve update. DDGM exploration budgetary priority targets for 2026 are listed in Table 231.

Exploration expenditures may vary from those listed below depending on factors including, but not limited to, metal prices, expenditures, operating results and available cash flows.

Table 23-1: Don David Mine Exploration Budget Priority Targets – 2026.

DESCRIPTION	US $
Surface Exploration
Total - Surface Arista (includes 4,900 m of drilling)	$696,927
Total - Surface El Rey	$6,000
Total - Surface Alta Gracia (includes 2,610 m of drilling)	$371,220
Total - Surface Margaritas	$12,000
Total - Surface Trenes	$6,000
Total - Surface Jabali	$0
Total - Surface Rio Grande	$0
Total - Land Holdings Tax + Admin	$2,067,265
Summary - Surface Exploration	$3,159,412
Underground Exploration
Total - Underground Arista	$1,012,678
Total - Underground Switchback	$588,121
Total - Underground Three Sisters	$1,070,281
Total - Underground Alta Gracia	$364,109
Summary - Underground Exploration	$3,035,189
Underground Drilling Meters	21,340
Underground Drilling Cost per Meter (includes analytical)	$142
Surface Drilling Meters	7,510
Surface Drilling Cost per Meter (includes analytical)	$142
Exploration Mine Development
Total Underground Arista	$1,185,987
Total Underground Switchback	$577,123
Total Underground Three Sisters	$952,252
Summary Exploration Mine Development	$2,715,361
Total Exploration & Development Cost	$8,909,962

23.4.2. Surface Exploration Program 2026

The 2026 surface exploration program will focus on compilation and evaluation of previous stream sediment, soil and rock geochemistry, geologic mapping, and drilling results to identify targets and prioritize projects on properties surrounding the Arista Project and within the Alta Gracia Project area. Additional fieldwork will prioritize the El Rey and the Margaritas-Trenes properties. Follow-up work will also be considered at the Fundicion prospect within the Alta Gracia Project area based on positive soil geochemistry anomalies. Field activities will continue to advance targets identified during previous field programs and refine existing areas of interest. At the Arista Project, a total of 4,900 m of surface expansion drilling is planned in 2026, targeting the Santiago vein of the Arista vein system as well as the Isabel vein, located immediately west of the Arista vein system, along with other near-mine targets, with a budget of $0.70 million. At the Alta Gracia Project, a total of 2,610 m of surface infill and expansion drilling is planned in 2026, targeting veins of the Mirador and Independencia vein systems, and the southern, subparallel Victoria vein system, with a budget of $0.37 million. The total DDGM surface exploration budget also includes administrative costs, primarily exploration staff salaries and concession holding costs. The total surface exploration budget for 2026 is $2.46 million (Table 231).

23.4.3. Underground Exploration Program 2026

The main objectives of the Arista underground exploration program are to increase reserves on known veins, as well as add additional resources along extensions of known structures, and discover new vein structures. At the Arista Project, a total of 15,080 m of infill drilling and 3,700 m of expansion drilling is planned for 2026 with a budget of $2.67 million (Table 231). This drilling program will be conducted from existing underground workings in the Arista mine and from new drilling stations to be constructed. Targets include veins in the Three Sisters and Gloria systems, veins along the northwest extension of the Arista system, and veins in the southern portion of the Switchback system. At the Alta Gracia Project, a total of 1,610 m of infill drilling and 950 m of expansion drilling is planned for 2026 with a budget of $0.36 million (Table 23-1). This drilling will be conducted from existing underground workings and will target the Independencia and San Juan vein systems.

23.4.4. Underground Exploration Mine Development Program 2026

To support underground exploration drilling, the 2026 exploration budget includes underground exploration development to provide access and drill platforms. A total of 941 m of exploration mine development is scheduled for 2026, with a budget of $2.72 million (Table 231). New drill stations will be constructed to enable infill and step-out drilling to the northwest targeting veins in the Three Sisters system (including the Gloria vein), veins along the northwest extension of the Arista vein system (including Marena North and Splay 31) and veins in the southern portion of the Switchback system (including Soledad South and Sagrario).

23.4.5. Additional Recommendations for 2026

Additional evaluation is recommended to assess the ability of the geologic and estimation models to reflect mineralization, including more detailed reconciliation studies in conjunction with the mining operations. Results of these studies may inform Mineral Resource classification and support ongoing model refinement.

Continued infill drilling is recommended to further define mineralization continuity and widths for mine planning and estimation and to support conversion of Mineral Resources to Mineral Reserves. Expansion drilling should continue to test extensions of known structures and to define additional Mineral Resources that may, with additional drilling, be converted to Mineral Reserves.

Ongoing geological modeling of non-mineralized features, such as structural blocks and alteration parameters, for the Arista, Switchback, Three Sisters and Alta Gracia vein systems should continue, with additional interpretation aimed at identifying new mineralized structures and extensions of known mineralization.

The density database for each deposit should continue to be expanded to support estimation inputs. This work is ongoing using the density laboratory at the exploration logging facility, which employs the wax immersion method consistent with ASTM C914.

DDGM should elevate the scope, requirements, and benefits of pursuing ISO accreditation for the mine-site laboratory for selected analytical methods to further improve confidence in internal sampling results.

23.5.Mine Closure Plan

A revision of the conceptual closure plan reflects the already offline status of Phase 1 and 2 tailings dam, the Phase 3 tailings dam conclusion of its operation cycle in 2022, and the Alta Gracia Waste Rock Dump (WRD) as out of operation. This effort should include re-calculation of the closure costs estimate including earthwork, borrow material requirements, and other closure related design elements.

23.6 Risks and Opportunities

The Project will be adopting new methodologies and systems to improve recoveries and efficiencies. This includes but is not limited to the Gold Recovery project and the continued roll out of a Management Operating System (MOS) to improve communication and strategy execution.

24. REFERENCES

Aguayo, A., Castillo, Y. 2025. 2025 Asset Retirement Obligation (ARO) Cost Analysis, Don David Gold Mine. Internal technical report, 14 pgs.

Brown, F. H. & Devlin, B. D., 2018. Report on Estimates of Reserves and Mineralized Material at the Oaxaca Mining Unit, Oaxaca, Mexico for Gold Resource Corporation; Internal company report, 264 pgs.

Brown, F. H., Garcia, J. R., and Devlin, B.D., 2021. Report on the Estimates of Mineral Resources and Mineral Reserves for the Don David Mine, Oaxaca, Mexico for Don David Gold Mexico, S.A. de C.V. (a wholly owned subsidiary of Gold Resource Corp.), Internal Company report, 184 pgs.

Brown, F. H., Garcia, J. R., 2021. NI43-101 Technical Report - DDGM Resource and Reserve Update, 259 pgs.

Brown, F. H., Garcia, J. R., Devlin, B. D., and Lester, J. L., 2019. Report on the estimate of mineral resources and mineral reserves for the Oaxaca Mining Unit, Oaxaca, Mexico for Don David Gold Mexico, S.A. de C.V. (a wholly owned subsidiary of Gold Resource Corp.), Internal Company report, 247 pgs.

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Chen, J., Coombs, H., and Sloan, R., 2022. Metallurgical Assessment of a New El Aguila Mining Zone, Don David Gold Mexico, ALS Metallurgy, KM6536, 141 pgs.

Coombs, H. and Sloan, R., 2020. A Mineralogical Assessment of Plant Performance and Metallurgical Testing of Plant Tailings August 2020 El Aguila Mill, ALS Metallurgy, KM6262, 190 pgs.

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25.RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

The QPs have relied on input from GRC, DDGM and qualified independent consulting companies in preparing this report. The QPs’ responsibility was to ensure that this SEC S-K 1300 Technical Report met the required guidelines and standards considering that certain information reviewed, in connection with the preparation hereof, was contributed by certain external consultants for GRC. Table 251 provides a detailed list of information provided by the registrant for matters discussed in this report.

The information, conclusions, opinions, and estimates contained herein are also based on data, reports, and other information supplied by GRC and other third-party sources, including those referenced in Section 24 “References”.

Table 25-1: Information Provided by Registrant.

Category	TRS Section	Reliance
Legal Matters	Section 3 and Section 17	Information and Documentation regarding mineral titles, Surface, land agreements, current permit status, royalties and other agreements provided by Gold Resource Corp.
General Information	Section 4 and Section 5	Physical and historical information was provided by Gold Resource Corp., primarily previous technical reports.
Technical Information	Section 17.5	“2025 Asset Retirement Obligation (ARO) Cost Analysis, Don David Mine.” Authored by WSP and provided by Gold Resource Corp.
Technical Information	Section 18 and 19	Economic analysis and Cost estimates assumptions was provided by Gold Resource Corp.

26DATE AND SIGNATURE PAGE

This report titled “S-K 1300 Technical Report Summary on the Don David Gold Mine Project, Oaxaca, Mexico” is current as of December 31, 2025. It was prepared and signed by the below QP’s for their respective sections of the responsibility for the report.

/s/ Rodrigo Simidu	March 18, 2026
Rodrigo Simidu, P.Eng. (GRC employee)	Date
Sections:
1, 2, 4, 5, 12, 13, 15, 16, 17, 18, 19, 22, 23, 24 and 25
/s/ Marcelo Zangrandi	March 18, 2026
Marcelo Zangrandi, MAIG (AMBA Employee)	Date
Sections:
1, 8, 9, 11, 22, and 23

/s/ Christian Laroche	March 18, 2026
Christian Laroche, P.Eng. (Synectiq Employee)	Date
Sections:
1, 10, 14, 22, and 23 /s/ David Turner	March 18, 2026
David Turner, MAIG (GRC Employee)	Date
Sections:
1, 3, 5, 6, 7, 8, 9, 20, 21, 22, 23, and 24